UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

2014 Annual Report

Contents

1.	2014 Results and Future Outlook	3

2.	Corporate Governance	9

3.	Our Shareholders / Stock Performance	15

4.	Macroeconomic Context	17

5.	The Argentine Electricity Market	18

6.	Fiscal Year Relevant Events	36

7.	Description of Our Assets	42

8.	Human Resources	69

9.	Corporate Responsibility	70

10.	Information Technology	74

11.	Environmental Management	75

12.	Results for the Fiscal Year 2014	77

13.	Dividend Policy	95

14.	Board of Directors’ Proposal	96

Appendix I: Corporate Governance Report		97

2014 Annual Report

To the Shareholders of Pampa Energía S.A. (‘Pampa’ or the ‘Company’),

Pursuant to the statutory rules and bylaws currently in force, we submit to your consideration the Annual Report and Financial Statements for the 71st fiscal year ended December 31, 2014.

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1.         2014 Results and Future Outlook

In 2014, Pampa recorded a profit of AR$530 million, of which AR$743 million are attributable to the Company’s shareholders, compared to a profit of AR$615 million in 2013, of which AR$286 are attributable to the Company’s shareholders. The AR$530 million profit is explained by profits of AR$633 million in Pampa’s Generation segment, AR$34 million in the Transmission segment and AR$964 million in the Holding and Others segment, partly offset by a loss of AR$1,101 million in the Distribution segment.

It is important to highlight that the profit incurred in 2014 corresponds in a large degree to (i) the increase in the recoverable value of credits that our generation units maintain with CAMMESA, which had an impact of AR$362 million on Pampa’s net income as a consequence of the signing of the agreements that could allow the use of these credits to expand in 115 MW our Central Térmica Loma de la Lata’s (‘CTLL’) capacity, and (ii) a profit for the valuation at market value of Pampa’s 40% participation in CIESA, TGS’s holding company, and holding of TGS’s ADRs, by which Pampa had a net profit of AR$602 million. Moreover, the 2014 results include higher costs recognitions by the Secretariat of Energy (‘SE’) to Edenor through Resolution No. 250/13 and subsequent Notes for AR$2,272 million, which however was not enough to compensate the distribution segments losses; and Transener and Transba also had higher costs recognitions for AR$1,131 million including interests, which nevertheless were not recognized in the mentioned companies’ tariffs.

In 2014, the widespread cost increase affecting our subsidiaries’ operations continued while their revenues, which are mostly regulated, did not increase at the same pace. This has given rise to a situation of growing operational deficit, which has long been affecting Edenor, Transener, Transba, and the generation subsidiaries that neither operate in the energy plus market, nor are bound by contracts under SE Resolution No. 220/07, such as Central Térmica Piedra Buena or the hydroelectric power plants Los Nihuiles and Diamante.

Regarding our subsidiary Edenor, 2014 was characterized by a deepening of the serious economic and financial difficulties we have been warning for years, which come from the tariff freeze and the continuous growth in costs that continue to affect its activity. Thus, Edenor recorded an accounting loss of AR$780 million for the fiscal year, an operating deficit before recognition of higher costs that reached the impressive amount of AR$2,525 million and financing needs for more than AR$3,450 million.

Since May 2013, the SE has arranged the recognition of a smaller increase (about one third of the real cost increase due to Edenor) resulting from the partial application of the Cost Monitoring Mechanism provided in the Memorandum of Understanding for Contract Renegotiation of 2007, and which was not properly transferred to tariffs. This measure was carried out through the issuance of Resolution No. 250/13 and subsequent Notes which compensated such recognition with debts Edenor has generated in concept of PUREE and with CAMMESA regarding energy purchases. This recognition, which in 2014 amounted to AR$2,272 million, prevented Edenor from losing its net worth and enter a dissolution stage with consequences difficult to predict given its severity. However, it did not prevent the losses from the fiscal year ended December 31 from consuming the totality of reserves and more than fifty percent of Edenor’s capital. In view of this, the next General Shareholders' Meeting of Edenor shall provide, in extraordinary session, the mandatory reduction of capital, pursuant to the provisions of section 206 of the Companies law No. 19,550.

As a result of Edenor’s prolonged operating deficit, the worsening divergence between income and expenses resulting from tariff freeze and the increasing operating and investing costs, since October 2012 Edenor has been forced to defer payments to CAMMESA for the energy purchases in the wholesale electricity market, a situation that continued to grow during the year 2014 and has led Edenor to postpone payments to CAMMESA almost entirely. As a result, as of December 31, 2014, the debt of Edenor with CAMMESA amounted to AR$2,257 million, including interest and compensations for the higher costs recognition mentioned above. However, this extreme measure has not been sufficient to cover Edenor’s financial deficit.

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For this reason and to address the significant impact of wage increases, the SE instructed CAMMESA to grant Edenor financing in order to cover its funding needs by entering into a loan with no established due date, in which CAMMESA charges interest at market rates and whose source of repayment is uncertain, increasing debts, losses and affecting the performance of Edenor’s net worth. Also, in September 2014 the SE issued Resolution No. 65/14, by which it decided that Edenor’s temporary lack of funds from the Fund for Electricity Distribution Works Consolidation and Expansion (‘FOCEDE’) will be covered by CAMMESA on behalf of the Unified Fund. To achieve this, the SE ordered the granting of a loan that as of December 31, 2014, amounts to AR$1,700 million to partially cover the 2014-2017 investment plan, of which only AR$200 million have been disbursed. To date, Edenor cannot guarantee it will count with the means to repay these debts, or the continuity and sufficiency of the sources of financing to fund its financial deficit.

Continuing with the decision taken by the Board of Directors of Edenor in 2012, during the year 2014 and despite the serious situation being experienced, the distributor continued to prioritize the execution of the works necessary to preserve the quality of the concessioned public service and the security of the network, despite the contingencies of the activity and meeting the increased demand. In that sense, investments made during the year 2014 amounted AR$1,702 million, higher than the carried out during 2013, which were AR$1,092 million. This 56% growth responds to the implementation of the investment plan established by Edenor, partially funded through the FOCEDE funds. Most of the funds were destined to increase infrastructure, strengthen existing facilities, connect new power supplies and to make important investments in environmental protection and public safety, being the end users the main beneficiaries. However, the pace and progress of the works is conditioned by the certainty and availability of funds, which depend on obtaining the relevant approvals from the regulator, the Commission of Financial & Administration Implementation of the FOCEDE trust created under Resolution No. 347/12 and the SE, and the subsequent signing of the loans extensions with CAMMESA. Knowing that the concept may be repetitive, finance charges and the uncertain possibility of payback given the lack of genuine resources, will continue to impact on Edenor’s results and net worth in the near future. Moreover, in the absence of new solutions from the National Authority, Edenor’s net worth could become negative in the coming quarters, a situation that could have consequences difficult to predict, risking service continuity and Edenor’s presence in the Buenos Aires and New York stock markets.

However, the precarious situation described for Edenor and its ability to cope with the rising costs of the service is not reflected, as could be thought, in service quality indicators. This is thanks to the constant attention of all of Edenor’s employees, that beyond the uncertainties mentioned, make an extraordinary effort every day to operate in an unpredictable and changing context, while maintaining the level of service and customer satisfaction among the best utility companies in the country. Yet, we are aware that although indicators are at reasonable levels there is a gradual deterioration. This analysis cannot be separated from the fact that in absence of price signals, with residential demand growing, there are consequences on Edenor facilities, which eventually will raise the level of failures and complaints.

To sum, currently Edenor has genuine financing from its tariff revenue to cover less than a quarter of its real financial needs to maintain the concessioned public service and carry out the necessary works to preserve the quality and safety of the facilities, as well as meeting the increasing demand. The rest depends on the willingness of the authorities to allow and enable CAMMESA to make available for Edenor the necessary funds, either via the delay of payments for energy purchases and / or subscribing loans to pay investments and wages. The situation is precarious but to date we have been able to get the funds, although in some cases not the total amounts requested.

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Despite the above-mentioned difficult economic and financial situation, we would like to highlight the effort we have been making as an integral part of the electricity sector to contribute in delivering energy on a safe and sound basis in order to meet the sustained electric power demand growth in the last years. In this sense, in 2014 and for twelve consecutive years, the Argentine electricity grid recorded a historical peak power demand of 24,034 MW, 71% above the figure recorded in 2001. In 2014, through Pampa’s controlled and co-controlled subsidiaries we  have strengthen our commitment by investing AR$3.1 billion, 107% above AR$1.5 billion invested in 2013.

Pampa Energía’s Investment by Segment

(AR$ Million)

Argentine Electricity System: Evolution of Maximum Demand of Power Capacity

2001 – 2014, in MW

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Regarding the Generation segment, in May 2014 the SE issued Resolution No. 529/14 applying retroactively, since February 2014, the remuneration scheme implemented under the Resolution No. 95/13. This update enabled Pampa’s generation units to receive an additional revenue of approximately AR$290 million in 2014, compared to the remuneration scheme previously in force. However, Pampa’s results were negatively affected by the continuous increase in operating costs, among those to be emphasized that labor costs increased about 40% in 2014.

This has particularly impacted generators not operating in the Energy Plus market or with contracts under Resolution No. 220/07, as in the case of Central Piedra Buena (‘CPB’) and our hydroelectric plants Los Nihuiles and Diamante. Hydroelectric plants have been further affected by low water levels, being 2014 a dry year with a water flow 50% below the historical average. Moreover, both SE Resolution No. 95/13 and No. 529/14 allocate a large share of the proceeds to the MWh generated, leaving hydroelectric plants to depend largely on the level of water flow (meteorology) to cover their fixed costs.

At consolidated level, the generation segment could offset part of the cost increases thanks to the 308 MW of installed capacity that are remunerated by private schemes such as Energy Plus and Resolution No. 220/07. This power corresponds to the MW’s installed by the company since 2008 and represent 14% of the total capacity of the Generation segment.

Despite the tight economic situation in the generation segment the excellent performance and availability of all our plants during 2014 is noteworthy. This metric stands significantly above the industry average and exceeds its own historical average, which speaks of the professionalism and commitment of all personnel involved.

In relation to the maintenance of our plants, during 2014 CPB obtained a loan with CAMMESA for US$83 million plus nationalization costs and VAT, to be used for major maintenance works in its units and therefore improve and sustain their availability. This loan will be repaid with the remuneration of the non-recurring maintenance charge established in Resolution No. 529/14 previously mentioned and, if not sufficient, and to the extent that a target availability is met, with up to 50% of the free cash flow generated by CPB. Moreover, in December 2014 the SE approved the funding request from CTLL and Central Térmica Güemes (‘CTG’) for approximately US$13 million plus VAT and US$10 million plus VAT, respectively, for conducting major maintenance works in its units, to be repaid with the remuneration of the non-recurring maintenance charge mentioned above.

Finally, a fact of great importance for Pampa’s generation units was the signing of agreements with the SE and CAMMESA to expand the installed capacity of CTLL by 115 MW. This expansion will be done by installing a high efficiency gas turbine LMS-100 GE (100 MW) and two MAN engines (15 MW), which involves an estimated investment of AR$930 million. The financing of the expansion project will be made substantially by a loan from CAMMESA whose repayment at maturity may be done through offsetting sales credits that generators have with CAMMESA, or by cash, at Pampa’s option. As of the date of this annual report, we have received from CAMMESA the disbursement of AR$435 million that were applied to the expansion project.

Regarding the Transmission segment, in December 2010 and May 2011, we entered into agreements with the SE and ENRE, respectively, referred to as ‘Instrumental Agreement to the Memorandum of Understanding with UNIREN’, which recognized amounts owed to Transener and Transba for higher operating costs between 2005 and 2010, calculated on the basis of the Cost Variation Index (‘IVC’). Such agreements were extended through an amendment in September 2014 of the ‘Renewal Agreement of the Instrumental Agreement’ signed in May 2013, recognizing the amounts owed to Transener and Transba for higher costs between January 2013 and May 2014. The total amount subject to recognition between both agreements amounted to AR$863 million for Transener and Transba, of which as of December 31, 2014, there was an amount due of AR$187 million, plus AR$87 million in interest. As of today, both companies have not been authorized to include recognized cost increases in their current tariffs.

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It is worth noting that the financial position of Transener and Transba largely depends on the pace of CAMMESA’s payment of such credits. Although the execution of the Renewal Agreement and its amendment is a step forward in the recognition of higher costs, the delay in obtaining a tariff scheme resulting from a Full Tariff Review (‘RTI’) raises uncertainty about the ability of such companies to generate the necessary revenues to meet its liabilities and short-term operations.

In 2014, through our subsidiary Petrolera Pampa, we continued with the exploration and exploitation of natural gas reserves under the agreements with YPF, Petrobras and Apache. Such projects fall within the scope of both Gas Plus and the Natural Gas Excess Injection Encouragement Program, under which a price of US$7.5 per million BTU shall be received for all the volume exceeding the adjusted base injection. To date, these projects have enabled us to drill 45 productive wells, with a gas production of 2.2 million cubic meters per day, of which 870 thousand cubic meters per day correspond to the proportional interest of Petrolera Pampa. A major milestone for the company has been the execution of an agreement with YPF in November 2013, whereby Petrolera Pampa agreed to invest US$151.5 million in exchange for 50% of the stake in the hydrocarbon production from certain wells in the Rincón del Mangrullo block, located in the province of Neuquén, pertaining to the Mulichinco formation. During 2014, Petrolera Pampa invested in the productive development of the area, having drilled and completed the 17 wells agreed, of which 14 were in production as of December 2014. During 2015, Petrolera Pampa will continue investing in the second phase of said project, which includes the drilling of 15 additional wells with an investment of up to US$70 million. Moreover, the possibility of extending the investment objectives in this area is being analyzed along with YPF.

Another significant event for Petrolera Pampa was the listing of its shares on the Buenos Aires Stock Exchange, together with a capital increase of AR$100 million, wholly subscribed by Pampa’s shareholders. Said capital increase, together with new debt issuances, financed the company’s investment plan, which contributes to increase the supply of locally produced gas, helping to replace costly gas imports.

Regarding the transportation and processing of natural gas, TGS continues to be affected by the tariff freeze it suffers since 1999. This freeze was only interrupted by an almost imperceptible 20% increase granted by the regulator in the middle of this year, compared to an increase in wage costs of 1,190% in a 15-year period. Additionally, in relation to the production and commercialization of the liquid hydrocarbons, it is important to note the impact of the fall in international prices in the last quarter of 2014 correlated with the fall in the crude oil price, of around 50%, and marking the lowest prices in the last six years. This situation, combined with the increasing cost of natural gas purchased by TGS, significantly affects the operating margins of the liquids segment, which until now allowed TGS to balance its results, offsetting the negative effect from the natural gas transportation segment’s lack of tariff update. Consequently, the need for an answer by the authorities regarding the tariff adjustment is deepened.

In relation to the acquisition of TGS’s co-control timely notified to the National Antitrust Commission (‘CNDC’) it is currently, at the discretion of the Company, tacitly approved given that as of December 2011 there is a positive ruling from the referred CNDC recommending Mr. Secretary of Interior Commerce to approve the purchase of 40% of the capital and votes in CIESA by the Company, being no administrative acts in contrary since. For this reason, and in accordance with CIESA's provisions on the Debt Restructuring Agreement, the Company believes it would be in a legal and factual position to assume the right to co-control CIESA, and indirectly TGS, and thus contribute our effort and know-how in the development of such companies business. Nonetheless, as of today, the board of directors of the Company is evaluating the legal and factual implications of this and other courses of action without having yet taken a decision on this matter.

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Finally, Pampa’s Board of Directors would like to seize this opportunity to thank all of the Company’s employees, who help us overcome the challenges of our business on a daily basis. We would also like to express our gratitude to our suppliers, financial institutions and investors who have shown their support and continuous trust placed in us.

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2.         Corporate Governance

At Pampa we believe that the best way of preserving and protecting our investors is to adopt and implement the best corporate governance practices that may consolidate us as one of the most trustworthy and transparent companies on the market.

For such purpose, we constantly work to incorporate those practices by taking into account international market trends, as well as domestic and foreign applicable corporate governance standards and rules.

Beyond the information contained in this presentation, further information on Pampa’s Corporate Governance practices may be found in Appendix I to this Annual Report containing the Corporate Governance Report required by the Corporate Governance Code (the ‘Code’) pursuant to National Securities Commission (‘CNV’) General Resolution No. 606/12 issued on March 23, 2012, which supersedes prior CNV General Resolution No. 516/07.

2.1 |  Pampa’s Corporate Structure

Board of Directors

Pursuant to Business Companies’ Act No. 19,550 (the ‘BCA’), Capital Markets’ Act No. 26,831 (the ‘CMA’) and Pampa’s bylaws, decision-making within the Company is in charge of the Board of Directors. The Board consists of ten regular directors and an equal or smaller number of alternate directors1, half of which will be independent according to the independence standards set out in the CNV rules. All of our directors are elected for a term of three years and they may be re-elected indefinitely, except for independent directors, who may not be re-elected for consecutive periods. The expiration and further renewal of terms of office is made on a partial and staggered basis every year, with the election of three directors for two years, and four directors on the third year.

1 As of the date of this Annual Report, Pampa’s Board of Directors has 9 alternate directors following the renunciation submitted by Mr. David Kary, which was accepted by Pampa’s Board of Directors on January 27, 2015.

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At present, Pampa’s Board of Directors is composed as follows:

Name	Position	Independence	Term expiration*
Gustavo Mariani	Chairman	Non-Independent	12/31/2016
Ricardo Alejandro Torres	Vice-Chairman	Non-Independent	12/31/2016
Damián Miguel Mindlin	Director	Non-Independent	12/31/2014
Marcos Marcelo Mindlin	Director	Non-Independent	12/31/2014
Diego Martín Salaverri	Director	Non-Independent	12/31/2015
Marcelo Blanco	Director	Independent	12/31/2015
Emmanuel Antonio Álvarez Agis	Director	Independent	12/31/2014
Lucía Belén Gutierrez	Director	Independent	12/31/2016
Héctor Mochón	Director	Independent	12/31/2015
Eduardo Setti	Director	Independent	12/31/2015
Mariano Batistella	Alternate Director	Non-Independent	12/31/2015
Carlos Tovagliari	Alternate Director	Independent	12/31/2015
Pablo Díaz	Alternate Director	Non-Independent	12/31/2015
Alejandro Mindlin	Alternate Director	Non-Independent	12/31/2015
Brian Henderson	Alternate Director	Non-Independent	12/31/2014
Gabriel Cohen	Alternate Director	Non-Independent	12/31/2015
Carlos Pérez Bello	Alternate Director	Independent	12/31/2015
Gerardo Carlos Paz	Alternate Director	Non-Independent	12/31/2016
Juan Cuattromo	Alternate Director	Independent	12/31/2016

*They will be in office until the election of their substitutes

Senior Management

The following table includes information on our Senior Management:

Name	Position
Marcos Marcelo Mindlin	Chief Executive Officer
Gustavo Mariani	President, co-CEO, and generation &new business director
Ricardo Alejandro Torres	Vice-President, co-CEO, and distribution director
Damián Miguel Mindlin	Investment director
Gabriel Cohen	Corporate finance director
Horacio Jorge Tomás Turri	Oil &gas director
Orlando Escudero	Operations &maintenance co-director
Ruben Turienzo	Commercial director
Mario Ricardo Cebreiro	Human resources director & operations & maintenance co-director

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Supervisory Committee

Our corporate bylaws provide that the oversight of Pampa will be in charge of a Supervisory Committee consisting of three regular members and three alternate members appointed by our shareholders pursuant to the legal provisions in force. The Supervisory Committee will be composed of duly registered lawyers and/or accountants admitted to practice in Argentina, who will serve for a term of three fiscal years.

The primary function of the Supervisory Committee is to exercise statutory control over the Board of Directors complying with the provisions set forth in the Business Company Act, the bylaws, its regulations, if any, and the Shareholders’ Meeting decisions. In the accomplishment of these duties, the Supervisory Committee will neither monitor our operations nor assess the merits of decisions made by board members.

At present, the Pampa Supervisory Committee is composed as follows:

Name	Position	Term expiration*
José Daniel Abelovich	Statutory Auditor*	12/31/2014
Walter Antonio Pardi	Statutory Auditor	12/31/2014
Germán Wetzler Malbrán	Statutory Auditor	12/31/2014
Marcelo Héctor Fuxman	Alternate Statutory Auditor	12/31/2015
Silvia Alejandra Rodríguez	Alternate Statutory Auditor	12/31/2016
Santiago Dellatorre	Alternate Statutory Auditor	12/31/2014

* Chairman of the Supervisory Board (Statutory Auditors) *They will be in office until the election of their substitutes

Audit Committee

Pursuant to Section 109 of the CMA (previously regulated by Section 15 of abrogated Executive Order No. 677/01), Pampa has an Audit Committee consisting of three regular members, who will all be independent according to the independence standards set out in the CNV rules. The Audit Committee members have professional expertise in financial, accounting, legal, and/or business matters.

Pursuant to the applicable legislation and its own Internal Regulations, the Audit Committee is responsible for compliance with, inter alia, the following duties:

•           Supervising the operation of internal control systems and the administrative/accounting system, as well as the reliability of the latter and of all financial information or any other significant facts that may be disclosed to the authorities in compliance with the applicable reporting system.

•           Advising the Board of Directors on the nomination of candidate independent directors to be members of the Audit Committee.

•           Expressing their opinion on any proposal by the Board of Directors to designate external auditors to be hired by the Company, and ensuring their independence.

•           Reviewing the plans submitted by external auditors, supervising and assessing their performance, and issuing a relevant opinion upon the presentation and disclosure of annual financial statements.

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•           Reporting on external audit fees and other services provided by the auditing firm and other firms rendering auditing, accounting, IT systems, internal control and financial and administrative counseling services.

•           Supervising the implementation of risk management information policies within the Company.

•           Providing the market with full information on transactions where there may be a conflict of interest with members of corporate bodies or controlling shareholders.

•           Approving any proposal for compensation of Pampa’s senior management to be submitted by the Board of Directors to the Shareholders’ Meeting for consideration.

•           Rendering its opinion on the compliance with legal requirements and the reasonableness of the issuance of shares or convertible securities in capital increases with the exclusion or limitation of preemptive rights.

•           Authorizing related-party transactions in the cases provided by law, as well as issuing an informed decision and disclosing it in compliance with the law whenever there is or may be an alleged conflict of interest within Pampa.

•           Checking compliance with applicable standards of ethical conduct.

•           Drawing up an annual action plan.

At present, Pampa’s Audit Committee is composed as follows:

Name	Position
Marcelo Blanco	President
Lucía Belén Gutierrez	Vice-President
Héctor Mochón	Regular Member

Board Committees

Within the Board of Directors there is a Management Committee, which is in charge of implementing every technical and administrative matter that is part of Pampa’s day-to-day management.

Additionally, there are other committees hierarchically reporting to the Management Committee, such as: (i) the Disclosure Committee, which is in charge of receiving, classifying and analyzing all the corporate information in order to determine which information should be relayed to the market, in what way and terms, and within the scope set forth by the local and/or foreign statutory regulations applicable to Pampa; (ii) the Ethics Committee, which has a mission to oversee cases and make decisions on action to be taken regarding any behavior, acts or events which, after being examined according to the procedures prescribed by each one of Pampa’s corporate governance policies in force, imply a severe policy violation; (iii) the Cash Flow Committee, which has the purpose of reviewing, analyzing and monitoring Pampa’s cash flow; and (iv) the Finance Committee, which is responsible for implementing Pampa’s general investment and indebtedness guidelines as established by the Management Committee.

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2.2 |  Minority Shareholder Protection

Pampa’s by-laws include significant safeguards aimed at the protection of Pampa’s minority shareholders, such as:

•           Only one class of shares granting equal economic and political rights.

•           Special majorities of up to 67% of the votes to amend certain clauses of the by-laws, such as those regarding the Audit Committee’s Internal Regulations.

•           Possibility to call a Shareholders’ Meeting upon request of shareholders representing at least 5% of the capital stock.

2.3 |  Corporate Governance Policies

Code of Business Conduct – Ethics Hotline

Pampa has a Code of Business Conduct in place that not only lays down the ethical principles that constitute the foundation of the relationships between Pampa, its employees and suppliers, but also offers the means and instruments that ensure transparency in the handling of matters and issues that may affect Pampa’s adequate management.

As part of the various corporate governance policies adopted in the course of 2010, Pampa’s Management Committee has approved the implementation of the Ethics Hotline as an exclusive channel to report, in the strict confidentiality, any suspected misconduct or breach of the Code of Business Conduct.

Policy on Best Stock Market Practices

This Policy has been implemented in order to avoid ‘insider trading’ practices by Pampa’s employees who, by reason of their duties and/or positions, may have access to material non-public information and use it either directly or indirectly to trade securities, thus gaining an unfair advantage for themselves or for others.

This Policy applies to Pampa’s staff and its subsidiaries, including directors, members of the Supervisory Committee and senior management lines.

Policy on Related-Party Transactions

Pursuant to the CMA, all high-value transactions made between Pampa and individuals and/or legal entities which, pursuant to the applicable regulations in force, are considered ‘related parties’ will be subject to a specific prior authorization and control procedure to be carried out under the supervision of Pampa’s Legal and Compliance Department and involving both Pampa’s Board of Directors and its Audit Committee (as applicable).

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Board of Directors’ Self-Assessment Questionnaire

In line with the Code’s recommendations, in 2008 Pampa’s Board of Directors passed the implementation of a self-assessment questionnaire to annually examine and assess its own performance and management.

The Company’s Legal & Compliance Department is in charge of examining and filing each individual questionnaire; afterwards, based on the results, it will submit to Pampa’s Board of Directors all the proposed measures deemed useful to improve the performance of the Board of Directors’ duties.

Policy on Material Information Disclosure

In the year 2009, Pampa’s Management Committee approved the Relevant Information Disclosure Policy in order to regulate the basic principles that guide the operation of the processes to be followed when publishing information relevant to Pampa in accordance with the regulatory requirements imposed by the securities markets where Pampa’s securities are traded or those in which Pampa is a registered issuer.

Policy on Preliminary Approval for External Auditors’ Services

In the year 2009, Pampa’s Management Committee passed the Policy on Preliminary Approval for External Auditors’ Services, which standardizes an internal process for the Audit Committee to comply with its obligation to grant its prior approval to the hiring of External Auditors for the provision of any kind of authorized service to Pampa or any of its subsidiaries.

Fraudulent Practices Prevention Program

In the year 2010, in accordance with the provisions of the U.S. Foreign Corrupt Act and in addition to the Code of Business Conduct, Pampa adopted the Fraudulent Practices Prevention Program, which sets out the responsibilities, duties and methodology necessary to prevent and detect any misconduct and/or fraudulent behavior within Pampa and/or any Pampa Group company.

Anti-Money Laundering and Terrorist Financing Prevention Policy

In its capacity as agent of Mercado a Término de Rosario S.A., in the year 2011, Pampa became bound by Section 20, subsections 4 and 5, of Act No. 25,246 on Concealment and Laundering of Assets, its regulations and related provisions, and by Financial Intelligence Unit’s Resolution No. 33/11. Consequently, Pampa became a covered party and, in compliance with the regulations in force, its Board of Directors passed the Anti-Money Laundering and Terrorist Financing Prevention Policy, thus establishing the procedures for institutionally combating asset laundering and terrorist financing.

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3.         Our Shareholders / Stock Performance

As of December 31, 2014, Pampa held 1,314,310,895 outstanding common shares with a face value of one Argentine peso each. The following table shows information about Pampa’s ordinary shareholdings as of said date:

Name	Number of Shares	Percentage of Capital
Management	275,266,954	20.9%
Other Shareholders	1,039,043,941	79.1%
Total	1,314,310,895	100.0%

Note: Warrants issued on behalf of some Pampa’s executives are excluded. ‘Management’ includes the interests held by Pampa Holdings LLC, Dolphin Fund Management S.A., Marcos Marcelo Mindlin, Gustavo Mariani and Ricardo Alejandro Torres.

Pampa is listed on the Buenos Aires Stock Exchange (‘BCBA’), and has an American Depositary Share program (1 ADS = 25 shares) admitted to listing on the New York Stock Exchange (‘NYSE’).

As of March 31, 2014, Standard & Poor’s International Ratings LLC’s office in Argentina maintained its ‘Global 3 Rating’ assigned to Pampa’s shares, with ‘Low’ capacity to generate profits and ‘High’ liquidity.

The following chart shows the price evolution per share and the traded volume on the BCBA from January 2006 to December 31, 2014:

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Finally, the following chart shows the price evolution per ADS and traded volume on the NYSE from October 9, 2009, to December 31, 2014:

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4.         Macroeconomic Context

4.1 |  Economic Activity

Official estimates as of the third quarter of the year 2014 show an approximate variation of 0% for 2014, a lower figure compared to a 2.9% growth during 2013; this is mainly due to year-on-year decreases in wholesale and retail business (-3.1%), private households with domestic services (-2.6%), construction (-1.4%) and manufacturing industry (-1.0%), which were partially offset by an increase, compared to 2013, in financial intermediation (+12.8%), teaching (+2,7%), health and social services (+2.6%) and hotels and restaurants (+2,1%) sectors.

4.2 |  Price Trends

According to the National Institute of Statistics and Censuses (‘INDEC’), in 2014 the general consumer price index (‘CPI’) accumulated a 23.9% increase. The general goods and services sector showed the most significant increase throughout the year, with a 31.6% variation as compared to 2013. The two most CPI-weighted sectors, which amount to 48% of the index, are represented by food and beverages, as well as recreation, which recorded a year-on-year 19.7% and 27.2% rise respectively.

4.3 |  Fiscal Situation

By the end of 2014, fiscal revenues recorded a 36.2% increase compared to 2013, reaching an amount of AR$1,170 billion. This improvement in the fiscal situation was mainly due to an increase of AR$331,203 million in VAT revenue, AR$297,504 million in the social security system and AR$267,075 for income tax.

On the other hand, the status of public accounts showed a national public sector primary deficit of AR$38,290 million and AR$109,720 million after government debt interest payments.

4.4 |  Financial System

In the exchange market, the US dollar closing price was AR$8.551/US$, showing a cumulative 31.1% increase compared to December 2013.

The stock of Central Bank foreign exchange reserves increased from US$30,599 million in December 2013 to US$31,443 million in December 2014.

4.5 |  Trade Balance

According to INDEC data, in 2014 exports decreased less than imports, showing an 11.9% year-on-year variation and amounting to US$71,935 million; whereas imports declined by 12.8%, reaching US$65,249 million. This implied a 16.5% decline in the balance of trade surplus compared to 2013, totaling US$6,686 million.

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5.         The Argentine Electricity Market

5.1 |  Generation

Evolution of Demand

During 2014, the demand for electricity experienced a 1.0% growth compared to 2013, with a total electricity demand volume of 127,396 GWh and 125,167 GWh for 2014 and 2013, respectively.

The following chart shows the breakdown of electricity demand in 2014 by type of customer:

Moreover, on January 20, 2014, there was a record-breaking demand for electricity, which reached 24,034 MW.

Peak Power Capacity Records

	2009	2010	2011	2012	2013	2014
Power Capacity(MW)	19,566	20,843	21,564	21,949	23,794	24,034
Date	07/24/2009	08/03/2010	08/01/2011	02/16/2012	12/23/2013	01/20/2014
Temperature (°C)	5.1	1.6	3.5	34.2	35.4	29.6
Time	19:59	19:45	20:18	15:10	14:20	15:05

Source: CAMMESA.

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Evolution of Electricity Supply and Fuel Consumption

Similarly to what happened with the demand for electricity, during 2014 there was a 0.3% increase in power generation, with a generated volume of 129,266 GWh and 128,826 GWh for the years 2014 and 2013, respectively.

Thermal power generation remained as the main resource to meet electricity demand, supplying a power volume of 83,194 GWh (64%), followed by hydroelectric power generation, which contributed 40,185 GWh net of pumping (31%), nuclear power generation with 5,258 GWh (4%),as well as photovoltaic and wind power generation with 629 GWh. Additionally, there were imports for 1,390 GWh (306% higher than 2013), exports for 0.1 GWh (95% lower than 2013), and losses for 4,258 GWh (6.5% higher than 2013.)

Hydroelectric power generation was slightly higher than that recorded in 2013 (showing a 1% increase). Thermal power generation remained as the main source for electricity supply, both with natural gas and liquid fuels (gas oil and fuel oil), and mineral coal.

The following chart shows the evolution of electricity generation by type of power generation (thermal, hydroelectric, nuclear, and renewable):

Electricity Generation by Type of Power Plant

2008 - 2014

During 2014, power generation facilities have not recorded any relevant variations in their installed capacity compared to the previous year, totaling 31,405 MW, as compared to the 31,399 MW recorded as of December 2013.

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Finally, the following chart shows the composition of Argentine installed power capacity as of December 31, 2014:

Argentine Installed Power Capacity

100% = 31.4 GW

Regarding fuel supply for electricity generation, authorities have kept supply mechanisms in place, including the assignment of contracted natural gas volumes by electric power generation companies to CAMMESA for their administration aiming to optimize the consumption of natural gas in the most efficient generation units. Likewise, the Company continued purchasing liquefied natural gas and its re-gasification, as well as natural gas from the Republic of Bolivia. However, the natural gas supply remained insufficient to meet the electric power generation needs, and therefore authorities have continued to rely on the consumption of liquid fuels (fuel oil and gas oil) for electricity generation in order to meet the demand. In this line, through Resolution No. 95/13 the Secretariat of Energy (‘SE’) provided for the centralized management of commercial proceedings and the dispatch of fuels for electricity generation.

In 2014, consumption of natural gas for electric power generation remained at the same levels as the previous year (+2.7%, that is, 14.3 million cubic decameters.) The recovery of the technical availability of steam turbines resulted in a 21.8% increase in fuel oil consumption compared to 2013. This has caused a 30.7% decrease in gas oil consumption compared to 2013. In contrast, consumption of mineral coal has increased by 18% due to the higher availability of steam turbines using this type of fuel.

Price of Electric Power

The energy authority has continued with the policy started in the year 2003, whereby the spot price of the Wholesale Electricity Market (‘WEM’) is determined according to the variable cost of production with natural gas from available power generating units, even if said units are not generating electricity with such fuel (SE Resolution No. 240/03). The additional cost for consumption of liquid fuels is recognized outside the specified market price as a temporary dispatch surcharge.

Regarding the generation capacity remuneration, in March 2013 the SE issued Resolution No. 95/13 introducing a new capacity remuneration scheme, which was later amended pursuant to SE Resolution No. 529/14, applicable to power generating companies adhering to such mechanism.

For those power generation companies outside the scope of the scheme provided for in SE Resolution No. 95/13 and its amending provisions, the regulation in force continues to be the same as that applicable since January 2002, which limits the determination of the short-term marginal cost to AR$120 per MWh.

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Evolution of WEM Prices

During 2014, the approved average monthly price for energy was AR$120/MWh, which is the maximum stipulated price.

On the other hand, the following chart shows the average monthly price that all electricity system users should pay so that the power grid would not run into a deficit. Such cost includes not only the energy price, but also the power capacity fee, the cost of generation with liquid fuels, such as fuel oil or gas oil, and other minor items.

Average Monthly Monomic Price

In AR$/MWh

SE Resolutions No. 95/13 and 529/14: New Remuneration Scheme and Other Changes to the WEM

SE Resolution No. 95/13, published in the Official Gazette on March 26, 2013, provided for a new general-scope system replacing the remuneration scheme applicable to all the power generation sector (power generation companies, self-generators and co-generators), with the following exceptions:

i.       Bi-national hydroelectric power plants and nuclear power plants; and

ii.      The electric power and/or energy traded under contracts regulated by the SE having a differential price, such as those set forth in SE Resolutions No. 1,193/05, 1,281/06, 220/07, 1,836/07, 200/09, 712/09, 762/09, 108/11 and 137/11, as well as any other kind of electric power supply contract under a differential remuneration scheme established by the SE (the ‘Covered Generators’).

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The new remuneration scheme applies to economic transactions as from the month of February 2013. However, its effective application to each specific power generation agent required each generator to waive any and all administrative and/or judicial claims it may have brought against the National Government, the SE and/or CAMMESA regarding the 2008-2011 Generators’ Agreement and/or SE Resolution No. 406/03. Furthermore, each power generation agent had to commit to waive its right to file judicial and/or administrative claims against the National Government, the SE and/or CAMMESA regarding the above-mentioned Agreement and/or SE Resolution No. 95/13. Those Covered Generators not meeting this waiver requirement will not be eligible for the new scheme, and they will remain under the preexisting system.

Within such framework, the Group’s generation companies have waived all administrative and/or judicial claims against the National Government, the SE and/or CAMMESA regarding the 2008-2011 Agreement and/or SE Resolution No. 406/03, as well as their right to file new claims relating to said items and periods. The new remuneration scheme has been applied to Central Térmica Loma de la Lata S.A. (‘CTLL’), Central Térmica Güemes S.A. (‘CTG’) and Central Piedra Buena S.A. (‘CPB’) as from the relevant commercial transaction for the month of February 2013. In the case of Hidroeléctrica Diamante and Hidroeléctrica Los Nihuiles, the application of said remuneration scheme has started as from the relevant commercial transaction for the month of November 2013.

In May 2014, the SE issued Resolution No. 529/14 modifying the scheme set forth by SE Resolution No. 95/13, thus replacing Schedules I, II and III of SE Resolution No. 95/13, which provided for a retroactive updating —as from the economic transactions for the month of February, 2014— of the remuneration values contemplated in said schedules, and a modification of the fixed costs’ offsetting mechanism.

Fixed Costs Remuneration Scheme

Based on their technology and production scale, generating agents will receive the following as fixed costs remuneration.

Technology and Scale	AR$ / MW-Hrp
Gas Turbine Units (TG) with Capacity < 50 MW	70.00
Gas Turbine Units (TG) with Capacity > 50 MW	50.00
Steam Turbine Units (TV) with Capacity < 100 MW	83.20
Steam Turbine Units (TV) with Capacity > 100 MW	59.40
Combined Cycle Units (CC) with Capacity < 150 MW	46.50
Combined Cycle Units (CC) with Capacity > 150 MW	38.80
Hydroelectric Units (HI) with Capacity < 120 MW	76.50
Hydroelectric Units (HI) with Capacity Between 120 MW and 300 MW	29.80
Hydroelectric Units (HI) with Capacity > 300 MW	21.30

The method for calculating the fixed costs remuneration for conventional thermal generation equipment (TG, TV and CC) will be variable based on the Actual Availability (AA), the Historical Availability (HA) and the time of the year.

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A base percentage is defined, which is applied to the Fixed Costs Remuneration in accordance with the following values:

CC	June through August December through February	March through May September through November
AA> 95%	110%	100%
85% < AA ≤ 95%	105%	100%
75% < AA ≤ 85%	85%	85%
AA ≤ 75%	70%	70%

TV/TG	June through August December through February	March through May September through November
AA> 90%	110%	100%
80% < AA≤ 90%	105%	100%
70% < AA≤ 80%	85%	85%
AA≤ 70%	70%	70%

50% of the percentage difference between the generator's AA and HA will be added to or subtracted from the base percentage; that is, for each percentage point variation in the generator’s AA as compared with its HA, half a percentage point will be applied to the Fixed Costs remuneration.

For availability control purposes, the criteria set forth in SE Note No. 2053/13 will remain in force. HA values for each thermal group will be determined based on its availability recorded during the 2010-2013 period. At the end of each year, the result will be added to the base until reaching 5 rolling years.

Variable Costs Remuneration

The new scheme establishes new values replacing the remuneration of Maintenance Variable Costs and Other Non-Fuel Variable Costs. It is calculated on a monthly basis based on the power generated by each type of fuel:

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Thermal Power Units	Operating with (AR$ / MWh):
	Natural Gas	Liquid Fuels	Carbon	Biofuel
TG Units with Capacity < 50 MW	26.80	46.90	-	89.20
TG Units with Capacity > 50 MW	26.80	46.90	-	89.20
TV Units with Capacity < 100 MW	26.80	46.90	80.40	89.20
TV Units with Capacity > 100 MW	26.80	46.90	80.40	89.20
CC Units with Capacity < 150 MW	26.80	46.90	-	89.20
CC Units with Capacity > 150 MW	26.80	46.90	-	89.20

Hydroelectric Power Units	AR$ / MW-Hrp
HI Units with Capacity < 120 MW	21.30
HI Units with Capacity Between 120 MW and 300 MW	21.30
HI Units with Capacity > 300 MW	21.30

Additional Remuneration

One portion of the Additional Remuneration will be paid directly to the generator, whereas another will be allocated to ‘new infrastructure projects within the electric sectors’ to be defined by the SE under a trust agreement.

Classification	Destined to:
	Generator AR$ / MWh	Trust AR$ / MWh
TG Units with Capacity < 50 MW	10.90	4.70
TG Units with Capacity > 50 MW	9.40	6.20
TV Units with Capacity < 100 MW	10.90	4.70
TV Units with Capacity > 100 MW	9.40	6.20
CC Units with Capacity < 150 MW	10.90	4.70
CC Units with Capacity > 150 MW	9.40	6.20
HI Units with Capacity < 120 MW	76.50	13.50
HI Units with Capacity Between 120 MW and 300 MW	54.00	36.00
TG Units with Capacity < 50 MW	54.00	36.00

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Remuneration for Non-Recurring Maintenance Works

Besides the previously stated remuneration items, SE Resolution No. 529/14 incorporates a new concept of ‘Remuneration for Non-Recurring Maintenance Works’ (‘Maintenance Remuneration’) applicable as from the economic transaction corresponding to February 2014 and calculated monthly based on the total generated energy. Such remuneration will be implemented through Sales Settlements with Maturity Date to be Defined instruments (‘LVFVDs’) and will be destined exclusively to the financing of major maintenance works, subject to the SE approval.

Technology and Scale	AR$/MW-Hrp
Gas Turbine Units (TG) with Capacity < 50 MW	24
Gas Turbine Units (TG) with Capacity > 50 MW	24
Steam Turbine Units (TV) with Capacity < 100 MW	24
Steam Turbine Units (TV) with Capacity > 100 MW	24
Combined Cycle Units (CC) with Capacity < 150 MW	21
Combined Cycle Units (CC) with Capacity > 150 MW	21

Payment Priority

SE Resolution No. 95/13 provides for two different payment priorities, to such effect excluding the application of SE Resolution No. 406/03: (i) in the first place, payment of the Fixed Costs Remuneration, the recognition of fuel costs and the Variable Costs Remuneration; (ii) secondly, payment of the remuneration of frequency regulation and short-term reserve services; and (iii) thirdly, payment of the Additional Remuneration.

Through SE Note No. 4,858/13, the SE instructed CAMMESA to implement a payment priority mechanism in favor of generators adhering to the Resolution in order to keep a liquidity level similar to that prior to the passing of such Resolution. For such purposes, CAMMESA will:

i.       Account for the amounts directly received from Large Users;

ii.      Allocate such amounts to cover the remuneration due to Generators, by distributing such funds to cover: first, fixed costs; secondly, variable costs; and lastly, direct additional remuneration. Distribution will be made proportionally to each Generator’s relative share in each of said items.

Recognition of Fuel Costs

SE Resolution No. 95/13 provides that the commercial management and dispatch of fuels for power generation purposes will be centralized in CAMMESA. Generators may not renew or extend their contracts with suppliers, with the exception of those trading electric energy under supply agreements having a differential remuneration scheme, in which case they may continue entering into fuel agreements to provide firm support to their supply commitments. Notwithstanding that, until the termination of the contracts currently in force between generators and their suppliers, costs associated with the reference price, acknowledged freight costs, costs associated with the transportation and distribution of natural gas, as well as their related taxes and rates, will be recognized. For the recognition of said costs, two conditions should be met: (i) that such costs be recognized by CAMMESA as of SE Resolution No. 95’s effective date; and (ii) that such costs result from contractual relationships taken on before SE Resolution No. 95/13’s effective date.

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Moreover, with the purpose of optimizing and minimizing fuel supply costs to WEM plants, SE Resolution No. 529/14 provided for an extended centralization of the commercial management and the dispatch of fuels to generating, co-generating and self-generating agents the energy and power of which have been committed under SE Resolution No. 1,193/05 (FONINVEMEM), the WEM Supply Commitment under SE Resolution No. 220/07 and SE Resolution No. 1836/07, as well as under any other kind of energy supply agreement subject to a differential remuneration system, except for agreements under the Energy Plus Service passed by SE Resolution No. 1,281/06. Thus, as these generators’ supply agreements terminate, the supply of such fuel will become centralized in CAMMESA, and the generator will not be entitled to renew them.

It should be pointed out that for transaction purposes and to provide for the coverage of the agreements now subject to this provision, the availability of the generating unit will be considered independently of fuel.

Trust for the Execution of Works in the Electricity Sector

As it has been previously explained, part of the Additional Remuneration will be allocated to a trust for the execution of works in the electricity sector. SE Resolution No. 95/13 provides that the SE will establish trust funding mechanisms.

Additionally, SE Resolution No. 95/13 provides that the SE will define the mechanism under which the LVFVDs issued by CAMMESA pursuant to SE Resolution No. 406/03 which fall outside the scope of general and/or specific agreements executed with the SE and/or SE regulations on the execution of investment and/or maintenance works in relation to existing equipment will be allocated for trust funding purposes.

As of December 31, 2014, the trust for the execution of works amounts to AR$145 million.

Suspension of Contracts in the Term Market (‘MAT’)

SE Resolution No. 95/13 provides for the temporary suspension of the inclusion of new contracts into the MAT (excluding those derived from resolutions fixing a differential remuneration scheme), as well as their extension or renewal. Notwithstanding the foregoing, contracts in force as at the effective date of SE Resolution No. 95/13 will continue being managed by CAMMESA until their termination. After their termination, Large Users should acquire their supplies directly from CAMMESA pursuant to the conditions established by the SE to such effect.

Implementation Criteria for SE Resolution No. 95/13

A description of notes issued by the SE after the passing of SE Resolution No. 95/13 with the purpose of regulating some of its aspects is included below.

SE Note No. 1,807/13 established a system which allows Generating Agents to continue managing the collection of invoices issued by CAMMESA to WEM’s Large Users which had been customers of that generator, but which were forced to meet their demand directly from CAMMESA upon the termination of the contract. Generating Agents should formally declare their will to conduct such collection at their own risk.

Subsequently, SE Note No. 2,052/13 set forth that MAT contracts effective as from May 1, 2013, provided that the information for their administration in the MAT has been filed pursuant to the regulations in force and before the issuance of SE Resolution No. 95/13, may be administered by the Generators for a maximum term of three months as from their effective date.

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SE Note No. 2,053/13 approved the criteria for the implementation of SE Resolution No. 95. Among its most relevant aspects, it provided that the application of the new remuneration scheme will be made on a case-by-case basis for each agent as from the reception of the waiver set forth in Section 12 of SE Resolution No. 95/13. CAMMESA will make adjustments to the economic transactions as from February 2013 or on the third month prior to the month on which the waiver was reported, whichever occurs later, unless there is an SE specific provision in this respect.

On the other hand, the SE instructed CAMMESA to classify the generating units of Covered Generators according to the scales set forth in SE Resolution No. 95/13, subject to review by the SE itself. This classification was made by CAMMESA under its Note No. B-80255-1, consistently with the following description:

Power Plant	Generating Unit	Technology	Capacity
Güemes	GUEMTV11	TV	<100 MW
	GUEMTV12	TV	<100 MW
	GUEMTV13	TV	>100 MW
Piedra Buena	BBLATV29	TV	>100 MW
	BBLATV30	TV	>100 MW
Loma de la Lata	LDLATG01	TG	>100 MW
	LDLATG02	TG	>100 MW
	LDLATG03	TG	>100 MW
Hidroeléctrica Diamante	ADTOHI	HI	between 120 MW and 300 MW
	LREYHB	HI	between 120 MW and 300 MW
	ETIGHI	HI	< 120 MW
Hidroeléctrica Los Nihuiles	NIH1HI	HI	between 120 MW and 300 MW
	NIH2HI	HI	between 120 MW and 300 MW
	NIH3HI	HI	between 120 MW and 300 MW

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Procedure for Dispatching Natural Gas Intended for Electricity Generation

On October 7, 2009, under Note No. 6,866, the SE instructed CAMMESA to invite the WEM’s thermal power generators to formally state their decision to adhere to the ‘Procedure for Dispatching Natural Gas Intended for Electricity Generation’ (the ‘Procedure’).

The Procedure basically consists of agreeing that, in the event of operating restrictions in the natural gas system, CAMMESA will exercise its right to the Generators’ natural gas and transportation volumes, so as to maximize thermal power supply within the electricity generation sector. In exchange for such voluntary assignment of natural gas and transportation volumes, generators will receive the higher value resulting from the positive difference between the determined Spot Price and the Variable Production Cost (‘VPC’) with natural gas recognized by CAMMESA, plus US$2.50 per MWh.

On November 16, 2010, under Notes No. 7,584 and 7,585, the SE instructed CAMMESA to broaden the scope of application of the Procedure, requiring WEM’s thermal power generators to execute agreements in the Term Market and/or natural gas supply agreements under Gas Plus Program, and to assign their natural gas volumes to CAMMESA. The agreements in the Term Market and/or under the scope of SE Resolution No. 220/07 are not affected by the instructions given in such notes. To the extent that the SE considers the supply to be valid and CAMMESA effectively uses the above-mentioned mechanism by allocating the volumes assigned to another generator, such practice will not adversely affect the remuneration for power capacity, the recognition of such fuel costs and related surcharges under Schedule 33 of CAMMESA’s Proceedings, or the amounts set forth in subsection (c), Section 4 of SE Resolution No. 406/03, compared to those otherwise allocable to the assignor generator.

The Procedure’s original effective term covered the winter seasons between 2009 and 2011. However, following CAMMESA’s successive calls on Generators, instructions were given to extend the Procedure’s effective term until April 30, 2013 (SE Note No. 8,692/13, and SE Note No. 7,469/12.)

Subsequently, within the framework of SE Resolution No. 95/13, under SE Note No. 2,053/13, the SE provided for the extension of the effective period of the above-mentioned procedures and methodologies (Resolutions No. 6,866/09, 7,584/10, 7,585/10, and 922/11), excluding the application of paragraph 7 of the procedure set out in SE Note No. 6,866/09 regarding minimum remuneration.

Generation Dispatch and Fuels

Under SE Note No. 5,129/13, CAMMESA was instructed to optimize generation dispatch and fuels considering the value of representative real purchase costs consistently with the conditions described by CAMMESA in the analysis previously sent to the Secretariat of Energy. This modification will result in a change in the current dispatch conditions and the fuel mix used for power generation.

Agreement for an Increase in Thermal Generation Availability in 2014

In 2014, the National Government submitted a proposal to generators for the execution of a new thermal generation availability increase agreement through the application of LVFVDs and the generators’ own resources (the ‘2014 Agreement’). CTLL, CTG, CPB, HINISA and HIDISA entered into this agreement, which sets forth the conditions for the incorporation of new generation capacity in CTLL’s Power Plant through the installation of two engines (15 MW) and a high-efficiency gas turbine (100 MW) 2.

2 For further information, see item 6.3 of this Annual Report.

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5.2 |  Transmission

Evolution of the High-Voltage Transportation System

The following chart shows the evolution of the cumulative growth of transformation capacity and the cumulative growth of the number of kilometers of the high-voltage transmission system lines, compared to the percentage cumulative growth of peak demand since 1992.

Evolution of the Transmission System

Cumulative Growth (in %)

As illustrated in the chart above, the High-Voltage Transmission System has grown significantly since 2005, mainly due to the implementation of the 500 kV Transmission Federal Plan. The implementation of the Federal Plan has given Argentina’s National Interconnected System (the ‘Grid’) more stability and better conditions for meeting the rising demand.

Transener’s Tariff Situation

The Public Emergency and Exchange Rate Regime Reform Act No. 25,561 (the ‘Public Emergency Act’) imposed a duty on public utilities, such as Transener and its subsidiary Transba, to renegotiate their existing agreements with the Argentine Government while they continued with the supply of electricity services. This situation has significantly affected Transener and Transba’s economic and financial situation.

In May 2005, Transener and Transba signed the Memorandums of Understanding (‘MOUs’) with the Public Service Contract Renegotiation and Analysis Unit (‘UNIREN’) specifying the terms and conditions for adjustment of the Concession Agreements.

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The MOUs provided for: (i) the performance of a Full Tariff Review (‘RTI’) before the ENRE to determine a new tariff regime for Transener and Transba, which should have come into force in the months of February 2006 and May 2006, respectively; and (ii) the recognition of increased operating costs occurring up until the RTI-based new tariff regime came into force.

Since 2006, Transener and Transba have requested the ENRE to address the need to standardize compliance with the provisions set forth in the MOU, expressing the ENRE’s failure to fulfill the commitments stipulated in this Agreement, the critical situation arising from such breach of duty, and its availability to continue with the RTI process insofar as the remaining commitments undertaken by the Parties remain in force and the competent authorities issue a resolution regulating the RTI-based new tariff regime.

Transener and Transba have timely filed their respective tariff claims pursuant to the provisions set forth in both MOUs, as well as in Section 45 and related sections of Act No. 24,065 with the purpose of transacting this business, holding the relevant Public Hearing, and defining the new tariff scheme within the framework of conducting the expected RTI process.

In order to begin rectifying the tariff scenario, in December 2010, Transener and Transba entered into a Supplementary Instrumental Agreement to the UNIREN MOU with the SE and the ENRE, which mainly provides for the acknowledgment of a credit claim to Transener and Transba for cost fluctuations recorded in the June 2005–November 2010 period calculated as per the MOU-Based Cost Variation Index (‘IVC’.)

Pursuant to the Instrumental Agreement, on May 2, 2011 Transener and Transba entered into new extensions to the financing agreements with CAMMESA (the ‘Addenda II’) granting Transba and Transener a new loan in the amount of AR$289.7 million and AR$134.1 million, respectively, pertaining to the positive balance for claims acknowledged by the SE and the ENRE for cost variations between June 2005 and November 2010.

Funds included in the Addenda II would be allocated to operation and maintenance, as well as to the 2011 investment plan, and would be advanced in partial payments depending on available cash held by CAMMESA as instructed by the SE.

The above-mentioned National Government’s commitments were delayed, and therefore, with the purpose of regularizing capacity remuneration adjustments since December 1, 2010, on May 13, 2013 and May 20, 2013, Transener and Transba, respectively, entered into a Renewal Agreement of the Instrumental Agreement (the ‘Renewal Agreement’) with the SE and the ENRE effective until December 31, 2015 and stipulating as follows:

i.       The recognition of a credit claim in favor of Transener and Transba for cost fluctuations recorded in the December 2010- December 2012 period, calculated as per the Cost Variation Index (‘IVC’);

ii.      A payment mechanism for pending positive balances of Addenda II, and balances specified in the above paragraph, in the course of 2013;

iii.     A procedure for the automatic updating and payment of cost variations arising from the orderly sequence of six-month periods already elapsed between January 1, 2013 and December 31, 2015; and

iv.     The signing of a new Addendum with CAMMESA, including the amount of resulting credit claims and relevant interest thereon up until their final settlement.

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This Renewal Agreement provided for a Cash Flow and an Investment Plan to be executed by Transener and Transba during 2013 and 2014 based on the disbursements received pursuant to the Addenda and Transener and Transba’s income during each period.

The Investment Plan set forth in the Renewal Agreements estimates investments during 2013 and 2014 amounting to approximately AR$286 million and AR$207 million, respectively, for Transener; and to AR$113 million and AR$100 million, respectively, for Transba.

The Renewal Agreements provided that in case of non-renewal upon expiration of the effective term, as from January 1, 2016, CAMMESA will be required to consider as remuneration for services provided by Transener and Transba the amounts set forth by ENRE Resolutions No. 327/08 and 328/08, with the application of Section 4.2 of the MOUs, which have been specified by the ENRE in both Instrumental Agreements and Renewal Agreements.

In order to execute the Third Extension to the CAMMESA Loan, Transener and Transba have waived their filed legal actions regarding performance as at that date of the commitments undertaken in the MOUs and the Instrumental Agreements. In case of breach of the commitments undertaken under the MOUs, the Instrumental Agreements and the Renewal Agreements, Transener and Transba will be entitled to resume and/or reinitiate any actions deemed appropriate in furtherance thereof.

On October 25, 2013 and February 14, 2014, Transba and Transener, respectively, entered into an extension of the financing agreement with CAMMESA (the ‘Addenda III’) which provided as follows:

i.      The granting of a new loan to Transba y Transener in the amount of AR$325 million and AR$786 million, respectively, pertaining to credit claims acknowledged by the SE and the ENRE for cost variations December 2010 through December 2012; and

ii.     The assignment as security of credit claims for increased costs as of December 31, 2012 pursuant to the Renewal Agreement of the Instrumental Agreement with the purpose of paying off the amounts to be received within the scope of all the new extensions signed by the parties.

Furthermore, on September 2, 2014, Transener and Transba executed with CAMMESA the Loan Agreements for the implementation of the 2013 and 2014 Renewal Agreements (the ‘New Loan Agreements’), which stipulated as follows:

i.      That the Loan Agreements, together with their Addenda I, II and III timely executed with CAMMESA, would be deemed duly performed;

ii.   The granting to Transener and Transba of a new loan in the amount of AR$622 million and AR$241 million, respectively, pertaining to credit claims acknowledged by the SE and the ENRE for cost variations January 2013 through May 2014; and

iii. The assignment as security of credit claims for increased costs as of May 31, 2014 pursuant to the Renewal Agreement of the Instrumental Agreement with the purpose of paying off the amounts to be received within the scope of the executed New Loan Agreements.

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Connection and Capacity Differential (In AR$ Million)		Transba	Transener	Total
June 2005 – November 2010	Principal	75.9	189.3	265.2
	Interest	35.2	111.8	147.0
December 2010 – December 2012	Principal	182.4	442.7	625.1
	Interest	17.5	52.2	69.7
January 2013 – May 2014*	Principal	210.4	544.9	755.3
	Interest	30.3	77.2	107.5
Total Amount Recognized as of 12/31/2014		551.7	1,418.1	1,969.8

Accrued interest		25.1	61.5	86.6

Total Amount Recognized as of 12/31/2014		576.8	1,479.7	2,056.4

*Principal as of May 31, 2014, interest as of June 30, 2014.

These financial statements include the following income from recognition of cost variations by the SE and the ENRE, up to the amounts received under Addenda II and III:

Item (In AR$ Million)	Transba		Transener
	As of December 31, 2014	As of December 31, 2013	As of December 31, 2014	As of December 31, 2013
Principal	248.5	116.5	601.5	250.7
Interest	80.5	64.5	200.9	149.3
Total	329.0	181.0	802.4	400.0

Liabilities arising from total payments received have been written off through the assignment of acknowledged credit claims for increased costs pursuant to the Instrumental Agreement and the Renewal Agreement.

The above-mentioned execution of the Renewal Agreement constitutes a milestone towards achieving the future consolidation of Transener’s economic/financial equation. However, a delayed RTI-based tariff scheme raises uncertainty over Transener’s ability to generate the necessary revenues to meet its short-term liabilities and operations. Additionally, delays by CAMMESA in the payment of the current monthly remuneration for the electric power transportation service and the Fourth Line fee still persist. Therefore, it is still difficult to foresee the evolution of the tariff and economic/financial situation, as well as its potential impact on business and cash flow.

2014 Annual Report | 32

5.3 |  Distribution

Edenor’s Tariff Situation

In 2014, Congress extended the application of the Public Emergency and Exchange Rate Regime Reform Act (Act No. 25,561) enacted on January 6, 2002, overriding the provisions for dollar-based and inflation-indexed adjustments set forth in Edenor’s Concession Agreement.

In 2014, the number of customers exempt from paying the tariff scheme provided for by ENRE Resolution No. 628/08 remained approximately at 281,000 on average. These beneficiaries were required to pay the immediately preceding tariff scheme, that is, the one set out in ENRE Resolution No. 324/08.

Throughout 2014, the Subsecretariat of Energy (‘SSEE’)’s Resolution No. 1,301/11 covered unsubsidized customers, who paid an average monomic price of AR$320 per MWh. The application of this Resolution did not affect Edenor’s Distribution Value Added (‘VAD’.)

In 2014 and continuing with the mechanism initiated through SE Resolution No. 250/13, SE Notes No, 4,012/14, 486/14 and 1,136/14 established the amounts owed to Edenor as Cost Monitoring Mechanism (‘MMC’) (including interest) and Edenor’s debts under the PUREE program (including interest), both until December 2014.

These notes instruct CAMMESA to issue LVFVDs for an amount equal to excess MMC credit less PUREE-related debt (including interest), and authorize CAMMESA to receive these LVFVDs as partial payment of Edenor’s debt with CAMMESA as of the issuance of these notes3.

On May 23, 2014, Edenor filed before the ENRE a request for approval of MMC No. 16 under MOU Appendix I for the period November 2013-April 2014, for an amount of 14.122%, which should have been applied since May 1, 2014.

In 2014, and unlike the previous 5 years, the ENRE did not provide for the application of winter tariff schemes by Edenor to its subsidized customers. This modification had no effect on the Company’s VAD.

On November 25, 2014, Edenor filed a request before the ENRE for the approval of MMC No. 17, under MOU Appendix I, for the May 2014-October 2014 period for an amount of 11.182%, which should have been applied since November 1, 2014.

Throughout 2014, Resolution No. 347/12 remained in full force, providing for the application of a differential fixed amount to each of the different tariff categories, which will be shown separately in customer bills, with the only exception of customers exempt from paying the tariff scheme provided for in ENRE Resolution No. 628/08. Such amounts continued to be deposited in a special account, and are being used exclusively for the execution of infrastructure and corrective maintenance works in Edenor’s facilities within the concession area. These collections are managed by the FOCEDE fund.

Although Edenor has repeatedly requested that administrative authorities apply the MMC mechanism and initiate the RTI process, both procedures are behind schedule, thus delaying acknowledgment of the fact that it is necessary to reshape the economic and financial equation of the Concession Agreement. If these delays persist, in addition to the increased costs which characterize the real scenario for public utilities under concession, Edenor’s Board of Directors understands that this situation will cause cash flows and operating income to be negative in the next fiscal year, also showing impaired financial ratios.

3 For further information, see item 6.1.4 of this Annual Report.

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Notwithstanding the foregoing, and even though a genuine recovery of Edenor’s economic equation basically depends on obtaining the electricity tariff increases agreed upon under the MOU, insofar as this condition is met, covering operating expenses and executing the investment plan will depend on actions by Edenor to derive the necessary financial resources.

Among other measures and in order to have its resources under the MOU duly acknowledged, Edenor has filed administrative proceedings before the ENRE, the SE, and the Ministry of Planning which were only partially resolved under Resolution No. 250/14. As a result of this partial outcome, Edenor’s Board of Directors decided to seek relief in court by filing a complaint for specific performance after exhausting all available administrative remedies. Additionally, Edenor has also filed an injunction seeking a prompt reshaping of revenues aiming to secure the provision of the services under concession while the ordinary proceeding for specific performance is still pending in court.

Edenor’s Residential Tariff International Market Positioning

Consumption: 275 kWh per month, in US$ cents per kWh

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Edenor’s Industrial Tariff International Market Positioning

Consumption: 1,095 MWh per month–Peak Demand 2.5 MW in Medium Voltage, in US$ cents per kWh

2014 Annual Report | 35

6.         Fiscal Year Relevant Events

6.1 | Debt and Capital Transactions by Our Subsidiaries

6.1.1  Issuance of Corporate Bonds by Central Térmica Güemes (‘CTG’)

Under the Simple Corporate Bonds Program (that is, non-convertible into shares) for up to US$50 million (or its equivalent value in other currencies) on March 6, 2014, CTG issued Series V Corporate Bonds for a par value of AR$60.1 million accruing interest at the Private Badlar rate plus a 5% spread. Principal will be repaid in two equal consecutive installments due on June 6, 2016 and September 6, 2016, respectively. Interest will be repayable on a quarterly basis. Funds raised from the issuance of the above mentioned corporate bonds were wholly allocated to the refinancing of liabilities.

6.1.2   Early Cancellation of CTG Syndicated Loan

On June 23, 2014 CTG made a partial prepayment of the syndicated loan taken out on March 28, 2013 with the bank consortium made up of Banco Hipotecario, ICBC, Santander Rio and Citibank in the amount of AR$78.7 million, AR$18.0 million in the form of principal and AR$7.1 million in the form of interest. After this early repayment, the remaining principal balance of the syndicated loan amounts to AR$54.7 million, and the next principal maturity will take place in June 2015.

6.1.3   Refinancing and Redemption of Central Térmica Loma de la Lata (‘CTLL’)’s Corporate Bonds

On September 4, 2014, CTLL’s Extraordinary Meeting of Bondholders maturing in 2015 approved the following modifications:

•           Amortization: the principal balance, in the amount of US$188.0 million (US$163.9 million net of portfolio holdings) will be amortized in five installments: the first one, maturing in March 2015, equivalent to 12.5% of the principal; the second, third and fourth installment, maturing in December 2015, 2016 and 2017, respectively, equivalent to 12.5% of the principal; and the fifth and last installment, maturing in December 2018, equivalent to 50% of the remaining principal;

•           Interest payment dates: they were modified so that they would coincide with the principal payment dates indicated above; and

•           Early redemption at CTLL’s option: any redemption of Corporate Bonds will be applied to principal installments based on their maturity chronological order.

In order to obtain a more efficient financing structure, in the months of September-December 2014 early repayments were made, the last one on December 2, 2014, date on which the bonds were cancelled in full.

2014 Annual Report | 36

6.1.4  CTLL’s Syndicated Loan

On November 11, 2014 CTLL received a disbursement from a syndicated loan in the amount of AR$450 million, the main terms and conditions of which are described below:

•           Amortization: eight installments representing 11% of the indebtedness each, and a last installment for the remaining 12%, all of them payable on a quarterly and consecutive basis, the first one maturing twelve months as from the loan’s disbursement date;

•           Interest Rate: Corrected Badlar plus a 5.75% spread, payable on a quarterly basis.

6.1.5  Corporate Bonds Issuance by CTLL

Under the Simple Corporate Bonds Program (that is, non-convertible into shares) for up to US$350 million (or its equivalent value in other currencies), on October 30, 2014 CTLL issued the following series:

•           Series 2, for a face value of AR$96.4 million, at the Private Badlar rate plus a 4% spread. Principal will be repaid in a single bullet payment 18 calendar months after the issuance date, and interest will be payable on a quarterly basis.

•           Series 3, for a face value of AR$50.8 million, at the Private Badlar rate plus a 5% spread. Principal will be repaid in three equal installments in April, July and October 2017, and interest will be payable on a quarterly basis; and

•           Series 4, for a face value of US$29.9 million, at an AR$8.4917/US$ exchange rate and a 6.25% annual nominal fixed rate. Principal will be repaid in a single bullet payment 6 calendar months after the issuance date. Interest on principal outstanding as of October 31, 2016 will be compounded quarterly. Interest accruing on the principal outstanding between November 1, 2016 and the maturity date will be paid on a quarterly basis.

6.1.6  Issuance of Debt by Petrolera Pampa

On April 28, 2014 and under the Global Short-Term Debt Securities Program(‘VCPs’) Petrolera Pampa issued Series 8 corporate bonds for up to US$200 million (or its equivalent value in other currencies) for a face value of AR$123.0 million at the Private Badlar rate plus a 3.95% spread. Principal will be repaid in a single bullet payment 12 calendar months after the issuance date, and interest will be payable on a quarterly basis. Furthermore, on October 3, 2014, Petrolera Pampa issued Class 9 under the same program for a face value of de AR$76.5 million at the Private Badlar rate plus a 3.95% spread. Principal will be repaid bullet 12 calendar months after the issuance date, and interest will be payable on a quarterly basis.

On June 6, 2014 and under the Simple Corporate Bonds Program for up to US$100 million (or its equivalent value in other currencies) and pursuant to the regime known as ‘subsection k’, Petrolera Pampa issued Series 2 Corporate Bonds for a face value of AR$525.4 million at the Private Badlar rate. Principal will be repaid in a single bullet payment 36 calendar months after the issuance date, and interest will be payable on a quarterly basis.

On February 26, 2015 and under the Simple Corporate Bonds Program for up to US$125 million (or its equivalent value in other currencies), Petrolera Pampa issued Series 4 Corporate Bonds for a face value of AR$51.0 million with a single bullet payment maturing 18 months as from the issuance date. Interest will be payable in two tranches, one at a 27.48% fixed rate during the first 9 months, and another at a variable Private Badlar rate plus a 5% spread during the remaining 9 months. Interest will be payable on a quarterly basis. Under the same program, it also issued Dollar-Linked Series 5 Corporate Bonds for a face value of US$18.5 million at an initial exchange rate of AR$8.7008/US$, the principal being payable bullet 27 months as from the issuance date. Interest will accrue at an annual fixed 5% rate and will be payable on a quarterly basis. Likewise, under the Simple VCPs Program for up to US$40 million (or its equivalent value in other currencies), Petrolera Pampa also issued Series 11 VCPs for a face value of AR$89.9 million at a 28% annual nominal fixed rate, with a single bullet payment maturing 12 months as from the issuance date. Interest will be payable on a quarterly basis.

2014 Annual Report | 37

6.1.7  Results of Petrolera Pampa’s Capital Increase.

Between December 20, 2013 and January 8, 2014, Petrolera Pampa opened the period to exercise preemptive subscription and accrual rights for up to 59.7 million new shares, each with a par value of AR$1 and subject to one vote per share, at a subscription price of AR$1.675 for each new share. As a result of the underwriting procedure, all 59.7 million shares were subscribed, out of which 17.8 million new shares accounted for preemptive rights, and 41.9 million, for accrual rights. On January 14, 2014, Petrolera Pampa’s shares began trading in Mercado de Valores de Buenos Aires S.A. under ticker symbol PETR.

Funds from new share subscriptions have been used for: (i) investing in physical assets located in Argentina; (ii) paying up working capital; (iii) refinancing liabilities; and/or (iv) making capital contributions to Petrolera Pampa’s subsidiaries or affiliates, the proceeds of which will be applied exclusively for such purposes.

6.2 |  CAMMESA Financing to Central Piedra Buena S.A. (‘CPB’)

6.2.1  Cancellation of the 2013 Loan Agreement

On April 16, 2014 CPB successfully renegotiated the cancellation of the financing granted by CAMMESA in the amount of AR$50.8 million, out of which AR$39.5 million correspond to principal and AR$11.3 million to interest (VAT included). This cancellation was implemented through the assignment of LVFVDs for the amounts affected to certain ‘WEM Supply Commitment Agreements – SE Resolution No. 724/08’ and to the ‘2008-2011 Agreement’.

6.2.2  Financing of 2014-2015 Major Maintenance Plan

CPB executed a Loan and Receivables Assignment Agreement with CAMMESA to finance the 2014-2015 Maintenance Plan for an estimated total amount of US$82.6 million plus VAT and imported spare parts’ nationalization costs. The final amount of the financing will be determined based on the actual disbursements made by CAMMESA.

The financing will have a twelve-month grace period as from the month following the last partial advance by CAMMESA, or 24 months after the execution of the loan, whichever occurs earlier, and this term may be extended for up to six months in case a delay in the execution of maintenance works is verified. The financing will be repaid in pesos in 48 monthly, equal and consecutive installments, with the application of the yield obtained by CAMMESA from its financial placements with the WEM.

If an increase in the remuneration set forth by SE Resolution No. 95/13 to cover for the costs of major and/or extraordinary maintenances works (the ‘MMR’) is provided for between the execution of the loan agreement and the termination of the grace period, 100% of these funds will be destined to the early cancelation of the granted financing until the full payment of the stipulated installments. Should the MMR be insufficient to cancel the amount of each installment and provided CPB meets the Undertaken Minimum Availability (‘DMC’), the installment payment obligation will be limited to 50% of the Debt Repayment Flow (the ‘FRD’). In case the AMA is not met, CPB will have to pay the whole applicable installment.

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In case the funds allotted to the cancellation of an installment are insufficient to fully cancel it at maturity, the non-cancelled balance will be distributed pro rata among the remaining installments, provided the AMA has been met. If this situation occurs in the last installment, it will be successively deferred until its full cancellation.

In order to guarantee the granted financing, CPB has assigned to CAMMESA 100% of its current and future receivables up to the financing limit.

As at the issuance of this Annual Report, CPB has received the first disbursements from CAMMESA in the amount of AR$130 million.

6.3 | Agreement for an Increase in Thermal Generation Availability During 2014

On September 5, 2014, Pampa’s generating subsidiaries (the ‘Generators’) executed a new thermal generation availability increase agreement with the SE through the application of LVFVDs and the Generators’ own resources.

Conditional upon the meeting of certain conditions precedent, the Agreement provided for the incorporation of 115 MW new installed capacity in CTLL through the installation two 15 MW engine generators and one high-efficiency 100 MW high-efficiency gas turbine (the ‘Project’).

The Project will be financed through the use of LVFVDs issued on account of the application of SE Resolution No. 406/03 and not committed under other agreements, as well as with receivables under the Additional Remuneration committed to the Trust issued or to be issued until December 31, 2015 pursuant to SE Resolution No. 95/13 and amending SE Resolution No. 529/14 (jointly, the ‘Receivables’), and the balance with CTLL’s own funds.

The percentage of the Receivables amounts committed to the Project by Generators over the total invested funds will be remunerated pursuant to SE Resolution No. 529/14. In turn, the percentage of CTLL’s own contributions additional to the Receivables over the whole funds will be remunerated through a WEM Supply Commitment Agreement pursuant to SE Resolution No. 220/07. The execution of the Project is conditional upon obtaining the guarantees necessary to support the provision of foreign equipment, materials and services requested by the contractors, as well as upon the entering into of the financing agreement required for the execution of the works and of the above-mentioned WEM Supply Agreement.

On October 27, 2014, Generators and the SE entered into a Supplementary Agreement setting forth the specific conditions applicable to the Project’s execution:

i.       The execution of a WEM Supply Agreement pursuant to SE Resolution No. 220/07 between CTLL and CAMMESA for the commercialization of part of the power of the new gas turbine.

ii.      The inclusion of the outstanding LVFVDs committed by Generators to CTLL’s expansion and to CTP’s project (the ‘Outstanding LVFVDs’) as the Company’s own capital;

iii.     The execution of a loan agreement with CAMMESA, which was finally entered into on December 3, 2014, allowing for the financing of the Project’s work, which will be cancelled, at CTLL’s option, through a cash payment or by offsetting it with receivables;

iv.     The granting of the guarantees necessary for the issuance of the letters of credit required by the Project’s offshore contractors.

2014 Annual Report | 39

v.      The extension until 2021 of CTLL’s Addendum to CTLL’s WEM Supply Agreement timely entered into with CAMMESA in 2007, under which CTLL markets the power generated by the expansion turbine;

vi.     The execution of an Addendum to CTP’s WEM Supply Agreement aiming to exclude the second stage of the project, which subjected this plant to the 2008-2011 Agreement; and

vii.    The suspension of all brought legal actions seeking the collection of the Outstanding LVFVDs. Once they have been wholly cancelled, said legal actions will be waived.

6.4 | Relevant Events Related to Empresa Distribuidora y Comercializadora Norte S.A. (‘Edenor’)

6.4.1  Extension of SE Resolution No. 250/13’s Provisions

On June 24, 2014, the SE issued Resolution No. 4,012/14 extending the application of the provisions of SE Resolution No. 250/13 until March 31, 2014. Consequently, during the second quarter of 2014 Edenor has disclosed in its Financial Statements additional revenues for the recognition of higher MMC costs for AR$735.5 million, and additional net interest for AR$108.2 million, corresponding to the implementation of SE Note No. 4.012/14.

Furthermore, on October 9, 2014 the SE issued Note No. 486/14 extending the application of SE Resolution No. 250/13 until August 31, 2014, which resulted in additional revenues from the recognition of higher MMC costs in the amount of AR$833.7 million, plus additional net interest for AR$36.2 million.

Finally, on December 18, 2014, the SE issued Note No. 1,136/14 extending the application of SE Resolution No. 250/13 until December 31, 2014; consequently, Edenor has disclosed AR$702.2 million for higher costs and AR$13.3 million for net interest in its Financial Statements.

6.4.2  Ministry of Federal Planning, Public Investment and Services Ministry (‘MinPlan’) Resolution No. 3/14

On January 3, 2014, MinPlan Resolution No. 3/14 was issued providing that investments to be made with funds from the FOCEDE —created by ENRE Resolution No. 347/12— will be decided upon by the MinPlan Coordination and Compliance Control Deputy Secretary’s Office, which will give the necessary instructions for the execution and completion of works and investments to be made with FOCEDE funds.

Resolution No. 266/14 dated January 24, 2014 provided for the creation of a technical commission with the duty to participate and advise the Coordination and Compliance Control Deputy Secretary’s Office on the technical, economic, and any other aspects concerning investments to be made with FOCEDE funds. This commission will consist of three representatives, one from ENRE, one from the SE and one from the Secretariat of Public Works -the latter two reporting to the MinPlan-; also inviting the Ministry of Economy and Public Finance, as well as the Auditor General’s Office (‘SIGEN’).

6.4.3  New Loan Agreement for Higher Salary Costs and the Extraordinary Investments Plan

Since the ordinary resources from the Consolidation and Expansion of Electricity Distribution Works Fund (‘FOCEDE’, SE Resolution No. 347/12) were insufficient to cover expenses estimated in the Investment Plan, Edenor requested assistance to the authorities for its financing under the Extraordinary Investments Plan.

2014 Annual Report | 40

Consequently, on September 26, 2014 SE Resolution No. 65/14 instructed CAMMESA to execute a loan and receivables assignment agreement with Edenor in the amount of AR$500 million. As of the issuance of this Annual Report, Edenor has received AR$200 million in this respect.

Likewise, based on Edenor’s cash flow deficit to face higher salary costs, on July 10, 2014 CAMMESA and Edenor entered into a loan and receivables assignment agreement to secure the necessary financing. As of the issuance of this Annual Report, Edenor has received a total AR$280.6 million in this respect.

To guarantee performance of obligations and the repayment of the granted financing, Edenor will assign and transfer to CAMMESA as from the expiration of the grace period to be stipulated by the SE together with the methodology and terms for the repayment of the financing, any receivables in the WEM up to the actual financing amount.

6.4.4  Termination of Edenor’s Trust

On March 27, 2014 Edenor cancelled from its financial debt the trust’s repurchased portfolio corporate bonds for a total nominal amount of US$78 million at an average cost of US$52.69 per each US$100 nominal value. As the trust used all of its available funds, Edenor cancelled it.

6.5 |  New Loan Agreements related to the Instrumental Agreement for Transener and Transba

On September 2, 2014, Transener and Transba executed with CAMMESA the Loan Agreements for the implementation of the 2013 and 2014 Renewal Agreements (the ‘New Loan Agreements’) granting a new loan in the amount of AR$622.2 million and AR$240.7 million to Transener and Transba, respectively, corresponding to receivables for cost variations during the January 2013 – May 2014 period acknowledged by the SE and the National Electricity Regulatory Agency (‘ENRE’).

Furthermore, the parties agreed on the assignment as security of credit claims for increased costs recognized as of May 31, 2014 with the purpose of paying off the amounts to be received within the scope of the executed New Loan Agreements.

6.6 |  Termination of the Opportunities Assignment Agreement

On September 27, 2006, the Company entered into an Opportunities Assignment Agreement with its officers Marcelo Mindlin, Damián Mindlin, Gustavo Mariani and Ricardo Torres (the 'Agreement’), whereby such officers undertook to offer the Company, on a priority basis, all investment opportunities within the energy area ─electricity, oil, gas and alternative sources of energy─ whether in the production or commercialization phase, provided such opportunity fell within the Company’s financial possibilities.

The Agreement, which was scheduled to terminate in September 2009, was extended that year until September 28, 2014, date on which it was terminated with the due performance of all obligations by such officers.

6.7 | Appointment of Members of Pampa’s Board of Directors

On April 30, 2014, Pampa’s General Ordinary and Extraordinary Shareholders’ Meeting approved the appointment of the members of the Board of Directors: With respect to its previous composition, with the cumulative voting of the National Administration of Social Security (‘ANSES’), Lucía Belén Gutierrez was appointed to replace Pablo Ferrero as Director.

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On June 17, Pampa’s Ordinary General Meeting appointed David Kary (who resigned on January 27, 2015), Juan Cuattromo and Gerardo Paz as new alternate directors. In this sense, Gerardo Paz is deemed a ‘no-independent’ director.

7.         Description of Our Assets

Pampa Energía S.A. is the largest fully integrated electricity company in Argentina. Through our subsidiaries, we are engaged in the generation, transmission and distribution of electricity, as well as the production and transportation of natural gas and gas fluids:

Our generation segment has an installed capacity of approximately 2,217 MW, which represents 7.1% of Argentina’s installed capacity.

Our transmission segment co-controls the operation and maintenance of the Argentine high voltage transmission grid covering more than 12.3 thousand km of proprietary lines, as well as 6.2 thousand km of Transba-owned high voltage lines. Transener transports 90% of the electricity in Argentina.

Our distribution segment is composed of Edenor, the largest electricity distributor in Argentina, with 2.8 million customers and a concession area covering the Northern City of Buenos Aires and Northwestern Greater Buenos Aires.

Finally, our other business segment consists of Petrolera Pampa, a company established in 2009 for oil and gas production and exploration in Argentina, which operates in 6 areas and 45 productive oil wells, plus TGS, the country’s major gas transportation company, owning a 9,134 km-long gas pipeline network and a gas fuel processing plant, General Cerri, with an output capacity of 1 million tons4.

4 The acquisition of CIESA, controlling company of TGS, is pending approval from the Secretariat of Domestic Trader. Therefore, the financial statements do not consolidate our participation in TGS’s results.

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Corporate Structure as of December 31, 2014

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7.1 |  Electricity Generation

Pampa’s electricity generation assets include the company stakes in Hidroeléctrica Los Nihuiles S.A., Hidroeléctrica Diamante S.A., Central Térmica Güemes S.A. (which also owns Central Térmica Piquirenda, ‘CTP’), Central Térmica Loma de la Lata S.A., Central Piedra Buena S.A., and Emdersa Generación Salta S.A.

The following table summarizes Pampa’s electricity generation assets:

	Hydroelectric		Thermal
Summary of Electricity Generation Assets	HINISA	HIDISA	CTLLL[1]	CTG[2]	CTP	CPB	Total
Installed Capacity (MW)	265	388	553	361	30	620	2,217
Market Share	0.8%	1.2%	1.8%	1.1%	0.1%	2.0%	7.1%

Net Generation FY14 (GWh)	516	322	3,421	1,528	131	3,090	9,008
Market Share	0.4%	0.2%	2.6%	1.2%	0.1%	2.4%	7.0%
Sales FY14 (GWh)	549	351	3,502	2,124	131	3,144	9,802

Net Generation FY13 (GWh)	616	421	1,947	1,675	130	2,229	7,018
Variation Net Generation FY14 - FY13	-16.2%	-23.4%	+75.7%	-8.8%	+0.6%	+38.6%	+28.4%
Sales FY13 (GWh)	833	630	2,372	2,268	130	2,676	8,909

Average Price FY14 (AR$ / MWh)	155.6	166.2	270.4	293.0	678.2	129.2	225.3
Average Gross Margin FY14 (AR$ / MWh)	20.6	(24.2)	228.8	102.4	n.d.	39.7	118.3
Average Gross Margin FY13 (AR$ / MWh)	33.1	27.9	103.0	51.9	n.d.	(12.0)	44.4

Note: Gross Margin before depreciation and amortization. * CTLL’s installed capacity includes 178 MW from conversion to combined cycle, which was commissioned on November 1, 2011 at 165 MW. *As from the fourth quarter of 2013, due to CTG’s merger with EGSSA and EGSSA Holding, the average gross margin takes into account CTP’s results.

The following chart shows Pampa’s market share in the electricity generation segment, measured in terms of net generation in 2014:

2014 Net Electricity Generation

100% = 129,266 GWh

Source: CAMMESA. Hydroelectric power generation net of pumping.

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Hidroeléctrica Los Nihuiles S.A. (‘HINISA’)

In June 1994, HINISA was granted a thirty-year concession for the generation, sale, and marketing of electricity from the Nihuiles hydroelectric system (the ‘Los Nihuiles System’). Located on the Atuel river, in the Province of Mendoza, the Los Nihuiles System has an installed capacity of 265.2 MW, which represents 0.8% of Argentina’s installed capacity, and it consists of three dams and three hydroelectric power generation plants (Nihuil I, Nihuil II and Nihuil III), as well as a compensator dam. The Los Nihuiles System extends for a total distance of approximately 40 km with a height differential between 440 m and 480 m. From 1990 to 2014, its annual average generation was 859 GWh, with a record high of 1,250 GWh in 2006 and a record low of 516 GWh in 2014.

HINISA’s revenues consist of power and capacity sales. Total revenues for the fiscal year ended December 31, 2014 were AR$85 million, corresponding to the sale of 549 GWh (34.1% lower than in 2013); and a hydraulic contribution of 602 Hm3 (15.2% lower than in 2013). HINISA marketed 94% of its sales on the spot market.

The following table shows the most relevant statistical data on Hidroeléctrica Los Nihuiles:

	2010	2011	2012	2013	2014
Net Generation (GWh)	778	586	689	616	516
Energy Purchases (GWh)	302	287	276	217	33
Total Energy Sales (GWh)	1,080	873	965	833	549

Average Price (AR$/ MWh)	158.7	190.7	186.2	167.3	155.6
Average Gross Margin (AR$/ MWh)	66.0	63.6	60.2	33.1	20.6

Note: Gross Margin before depreciation and amortization.

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Hidroeléctrica Diamante S.A. (‘HIDISA’)

In October 1994, HIDISA was granted a thirty-year concession for the generation, sale and marketing of electricity from the Diamante hydroelectric system (the ‘Diamante System’). Located on the Diamante River, in the Province of Mendoza, the Diamante System has an installed capacity of 388.4 MW, which represents 1.2% of Argentina’s installed capacity, and it consists of three dams and three hydroelectric power generation plants (Agua del Toro, Los Reyunos, and El Tigre). The Diamante System extends for a total distance of approximately 55 km, with a height differential between 873 m and 1,338 m. From 1990 to 2014, its annual average generation was 577 GWh, with a generation record high of 943 GWh in 2006 and a record low of 322 GWh in 2014.

HIDISA’s revenues consist of power and capacity sales. Total revenues for the fiscal year ended December 31, 2014 were AR$58 million, corresponding to the sale of 351 GWh (44.2% lower than in 2013); and a hydraulic contribution of 642 Hm3 (20.5% lower than in 2013). HIDISA executed 92% of its sales on the spot market.

The following table shows the most relevant statistical data on Hidroeléctrica Diamante:

	2010	2011	2012	2013	2014
Net Generation (GWh)	538	406	441	421	322
Energy Purchases (GWh)	313	300	280	209	29
Total Energy Sales (GWh)	851	706	721	630	351

Average Price (AR$/ MWh)	183.2	217.9	215.9	202.7	166.2
Average Gross Margin(AR$/ MWh)	64.0	44.1	49.6	27.9	(24.2)

Note: Gross Margin before depreciation and amortization.

2014 Annual Report | 46

Central Térmica Güemes S.A. (‘Güemes’ or ‘CTG’) and Central Térmica Piquirenda (‘CTP’)

Central Térmica Güemes is located in Northwestern Argentina, in the City of General Güemes, Province of Salta. Privatized in 1992, it has a 261 MW open cycle thermal power generation plant with the addition, in September 2008, of a General Electric natural gas-powered turbo generator unit of 100 MW, totaling 361 MW, which accounts for 1.1% of Argentina’s installed capacity. From 1993 to 2014, its average annual generation was 1,810 GWh, with a generation record high of 1,903 GWh in 1996, and a record low of 1,030 GWh in 2003. As from October 1, 2013, CTP’s parent company, Emdersa Generación Salta S.A. (‘EGSSA’) and EGSSA Holding merged and were taken over by CTG. Central Térmica Piquirenda is located in Northwestern Argentina, in the small village of Piquirenda, Municipality of Aguaray, Department of General San Martín, Province of Salta. Its construction started in early 2008 and finished in 2010. It has a 30 MW thermoelectric power generation plant consisting of ten GE Jenbacher JGS 620 gas-powered motor-generators, which represent 0.1% of Argentina’s installed capacity.

CTG and CTP total revenues for the fiscal year ended December 31, 2014 were AR$711 million, corresponding to CTG’s sale of 2,124 GWh (6.3% lower than in 2013) and CTP’s sale of 131 GWh (0.6% higher than in 2013). Such decrease is mainly due to a lower dispatch by CTG, whereas CTP did not show any significant variations.

The following table shows the most relevant statistical data on Central Térmica Güemes:

	2010	2011	2012	2013*	2014
Net Generation (GWh)	1,533	1,846	1,533	1,675	1,528
Energy Purchases (GWh)	640	480	483	593	596
Total Energy Sales (GWh)	2,172	2,325	2,016	2,268	2,124

Average Price (AR$/ MWh)	233.0	224.1	218.6	196.8	293.0
Average Gross Margin (AR$/ MWh)	76.4	64.8	41.3	51.9	102.4

The following table shows the most relevant statistical data on Central Térmica Piquirenda:

	2011	2012	2013	2014
Net Generation (GWh)	66	110	130	131

Average Price (AR$/ MWh)	388.0	411.8	440.3	678.2
Average Gross Margin (AR$/ MWh)	125.8	222.2	n.d.	n.d

Note: Gross Margin before depreciation and amortization. *Due to CTG’s merger with EGSSA and EGSSA Holding, as from the fourth quarter of 2013 the average gross margin takes into account CTP’s results.

2014 Annual Report | 47

Central Térmica Loma de la Lata S.A. (‘CTLL’)

Central Térmica Loma de la Lata is located in Loma de la Lata, Province of Neuquén. The plant was built in 1994 and it consists of three gas turbines with an installed capacity of 375 MW, and the addition of a 178 MW Siemens steam turbine for the conversion to combined cycle.

On November 1, 2011, Compañía Administradora del Mercado Mayorista Eléctrico S.A. (‘CAMMESA’) granted the commissioning of CTLL’s installed generation capacity expansion works and approved it to start commercial operation in the Wholesale Electricity Market with a capacity of 165 MW.

From 1997 to 2014, the average annual generation was 1,439 GWh, with a record high of 3,421 GWh registered in 2014 and a record minimum of 272 GWh registered in 2002.

CTLL has a privileged location due to its proximity to one of the largest gas fields in Latin America, also named Loma de la Lata.

Total revenues for the fiscal year ended December 31, 2014 were AR$947 million, corresponding to the sale of 3,502 GWh (47.6% higher than in 2013). Such increase was mainly due to a higher technical availability of units after the November 2012 accident and a higher allocation of natural gas for dispatch.

The following table shows the most relevant statistical data on Central Térmica Loma de la Lata:

	2010	2011	2012	2013	2014
Net Generation (GWh)	448	1,185	2,479	1,947	3,421
Energy Purchases (GWh)	29	14	290	425	81
Total Energy Sales (GWh)	476	1,199	2,769	2,372	3,502

Average Price (AR$/ MWh)	192.7	202.9	260.4	237.3	270.4
Average Gross Margin (AR$/ MWh)	24.0	58.6	118.9	103.0	228.8

Note: Gross Margin before depreciation and amortization.

2014 Annual Report | 48

Central Piedra Buena S. A. (‘CPB’)

Central Piedra Buena is located in the port of Ingeniero White, close to the City of Bahía Blanca, Province of Buenos Aires. The plant consists of 2 turbines of 310 MW each, totaling 620 MW, which represents 2.0% of Argentina’s installed capacity. The boilers can be indistinctly fed with natural gas or fuel oil.

The supply of natural gas is made through a proprietary 22 km gas pipeline, which is also operated and maintained by CPB, connecting with the main gas pipeline system of Transportadora Gas del Sur. Furthermore, CPB has two tanks for the storage of fuel oil with a combined capacity of 60,000 cubic meters. From 1997 to 2014, its average annual generation was 2,167 GWh, with a generation record high of 3,434 GWh in 2011, and a record low of 189 GWh in 2002.

Total revenues for the fiscal year ended December 31, 2014 were AR$406 million, corresponding to the sale of 3,144 GWh (17.5% higher than in 2013). Such increase was mainly due to a higher technical availability of units.

The following table shows the most relevant statistical data on Central Piedra Buena:

	2010	2011	2012	2013	2014
Net Generation (GWh)	2,646	3,434	3,265	2,229	3,090
Energy Purchases (GWh)	755	718	565	447	55
Total Energy Sales (GWh)	3,401	4,152	3,829	2,676	3,144

Average Price (AR$/ MWh)	398.5	424.0	539.8	144.1	129.2
Average Gross Margin (AR$/ MWh)	28.3	28.9	1.8	(12.0)	39.7

Note: Gross Margin before depreciation and amortization.

2014 Annual Report | 49

Financial Debt

As of December 31, 2014, the financial debt in the electricity generation segment (excluding accrued interest and intercompany-loans) reached AR$1,169 million (dollar-denominated debts converted at an AR$8.552/US$ exchange rate). The following table shows financial debt by company and currency:

Subsidiary	AR$Million	Annual Average Interest Rate	US$Million	Annual Average Interest Rate
CPB*	-	-	-	-
CTG	114.9	27.9%	10.0	5.3%
CTLL	712.4	28.8%	29.9	6.25%
N&D	-	-	-	-
Total	827.3		39.9

*Excluding financing with CAMMESA for approximately AR$77 million and inter-company loans for approximately AR$34 million.

Regarding risk ratings, FixScr S.A. Credit Rating Agency (‘FixScr’, previously known as Fitch Argentina Calificadora de Riesgo S.A.) raised the credit rating to ‘BBB+ (arg)’ with stable outlook to ‘A-(arg)’ with a negative outlook for CTLL’s corporate bonds, after the successful refinancing of CTLL's debt maturities.

Additionally, FixScr kept CTG’s credit rating in ‘A (arg)’, as granted in January 2014.

2014 Annual Report | 50

7.2 |  Electricity Transmission

Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.

Transener is the leading company in the public service of extra high voltage electricity transmission of Argentina. It holds a concession over Argentina’s extra high voltage electricity transmission network composed by 12,279 kilometers of transmission lines and 44 transforming substations, apart from the 6,159 kilometers of lines and 92 transforming substations that comprise the network managed by Transener’s controlled company, Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires (‘Transba S.A.’, of which Transener holds 90%). Thus, Transener operates 90% of Argentina’s high voltage electricity lines.

The following table summarizes Transener’s most relevant technical and financial indicators:

	2013	2014
Technical Data
Transener Transmission Lines (Km)	12,214	12,279
Transba Transmission Lines (Km)	6,159	6,159

Financial Information*
Revenues from Sales**	873.8	1,476.9
Fiscal year’s Results	(3.0)	153.5
Attributable to company’s shareholders	(5.6)	145.2

Net cash flow provided by operating activities	(233.3)	(448.1)
Net cash flow used in investment activities	(214.8)	(392.6)
Net cash flow used in financing activities	391.5	1,096.7

Current assets	533.5	849.1
Non-current assets	1,351.8	1,605.3
Total Assets	1,885.3	2,454.4
Current liabilities	389.3	624.6
Non-current liabilities	986.3	1,175.1
Total Liabilities	1,375.6	1,799.7
Minority Interest	27.9	35.8
Shareholder’s Equity	481.8	618.9

* Consolidated annual financial statements under IFRS figures, in million pesos.

** Amounts show continuous operations only.

2014 Annual Report | 51

Operation and Maintenance

Argentina’s Extra High Voltage National Interconnected System operated and maintained by Transener is subject to higher and higher load conditions every year. In 2014, the winter peak reached 21,950 MW, a lower value than the highest historical winter peak of 22,552 MW registered in 2013. On the other hand, the summer peak exceeded the highest historical summer peak of 23,794 MW in December 2013, with a value of 24,034 MW in January 2014.

Despite the great number of power grid solicitations, in 2014 service quality has been wholly acceptable for the values required from a company like Transener, which ended the year with a Failure Rate equal to 0.31 failures per each 100 kilometer-line, consistently with international parameters accepted for companies which operate and maintain extra high voltage transmission systems.

The following chart shows Failure Rate associated with to the service provided by the power utility:

Investments

Transener continued with an investment plan to ensure the operational capacity of the electricity grid, thereby making investments in 2014 which amounted to approximately AR$393 million.

2014 Annual Report | 52

Business Development

Engineering Services –Works

Regarding power grid expansion works, Transener has focused its activity on those works in which the company has competitive advantages, prioritizing the works to be executed on the 500 kV system.

The development of an important work program for replacing equipment and installing new storage facilities within the transportation system has entailed the demand for other services, such as: the preparation of bidding documents, electricity studies, implementation of power generation and demand systems (DAG and DAD systems), testing and commissioning of step-up substations. Transener’s technical teams extensive expertise has been a key factor in the customers’ decision to entrust it with the performance of critical works.

In addition, the assembling of communications and control equipment and the commissioning of cold line reactors have been completed, which will allow for the smooth operation of such interconnection.

Lastly, electricity studies for Central Térmica Guillermo Brown were commenced, and consulting services continued to be provided for the interconnection of Yacyretá with ET Ayolas 500 kV.

Electricity Transmission-Related Services

Operation, maintenance and other services —such as specific testing hired by private customers owning transmission facilities for both private and public use (independent and/or international transmission utilities)— have been provided since the creation of the company.

The construction of the cold line interconnecting Southern Patagonia with the National Interconnected System was concluded, thus incorporating 559 km of 500 kV LEAT and three new step-up substations, Transener being responsible for the operation and maintenance of such facilities.

All service agreements include provisions to maintain the real values of Transener’s remuneration.

As of the end of this fiscal year, the facilities served by Transener under these agreements include:

•         3,779 km of 500 kV lines.

•         210 km of 220 kV lines.

•         38 km of 132 kV lines.

Communications

In 2014, Transener continued to provide infrastructure services to several communications companies, comprising the assignment of dark fiber optics to its own system (Line IV), as well the lease of space in microwave stations and in their aerial-supporting structures. The increasing demand from mobile communications companies has led to a significant increase in these revenues both in terms of volume and better prices involved.

Besides, Transener continued to provide support services for operating communications and data transmission to electric market participants.

2014 Annual Report | 53

Financial Situation

Given the current uncertainty about Transener and Transba’s tariff schemes, in 2014 its treasury management was based on prudential standards aiming to ensure power grid operation by optimizing the use of cash funds to reduce risks and enhance hedging and yields.

As a result of the transactions conducted during this fiscal year, particularly due to the second amortization payment of principal on Bond Series 1, the net financial debt as of December 31, 2014 amounted to US$129.7 million.

Regarding Transener’s risk rating, Standard & Poor’s changed its domestic ratings to ‘raB’ negative and its global rating to ‘CCC-’ negative for foreign and local currency.

2014 Annual Report | 54

7.3 |  Electricity Distribution

Empresa Distribuidora y Comercializadora Norte S.A. (‘Edenor’)

Edenor is the largest electricity distribution company in Argentina, in terms of number of customers and electricity sold (in GWh as well as in pesos). It holds a concession to distribute electricity on an exclusivity basis in Northwestern Greater Buenos Aires and the Northern City of Buenos Aires, which covers an area of 4,637 sq. km. and a population of approximately 8 million people.

The following table summarizes Edenor’s electricity sales and customers:

							Variation
Type of Customer	2014			2013			%	%
	In GWh	Part. %	Clients	In GWh	Part. %	Clients	GWh	Clients
Fiscal Year
Residential	9,114	43%	2,443,670	9,114	42%	2,418,725	+0.0%	+1.0%
Commercial	3,426	16%	349,763	3,609	17%	346,659	-5.1%	+0.9%
Industrial	3,431	16%	6,552	3,458	16%	6,386	-0.8%	+2.6%
Wheeling System	4,213	20%	710	4,374	20%	713	-3.7%	-0.4%
Others
Public Lighting	678	3%	22	683	3%	22	-0.6%	-
Shantytowns and Others	430	2%	404	436	2%	388	-1.5%	+4.1%
Total	21,292	100%	2,801,121	21,674	100%	2,772,893	-1.8%	+1.0%

The following table shows Edenor’s market share in the distribution segment in 2014:

2014 Total Electricity Distribution

100% = 100,417 GWh

2014 Annual Report | 55

The following table summarizes Edenor’s main technical and financial indicators:

	2013	2014
Technical Data
Distribution and transmission lines (Km)	37,007	37,419
Number of customers (million)	2.8	2.8
Electricity sales (GWh)	21,674	21,292

Financial Data*
Revenue from Services**	3,440.7	3,598.4
Fiscal year’s results	772.8	(779.7)
Attributable to Company’s shareholders	771.7	(779.7)

Net cash flow provided by operating activities	1,436.7	1,548.0
Net cash flow used in investment activities	(1,109.1)	(1,461.8)
Net cash flow (used) generated in financing activities	(177.1)	(155.7)

Current assets	1,869.0	1,640.8
Non-current assets	5,389.1	6,989.3
Total Assets	7,258.1	8,630.1
Current liabilities	3,283.1	4,333.4
Non-current liabilities	2,798.7	3,911.7
Total Liabilities	6,081.8	8,245.1
Shareholder’s Equity	1,176.3	385.0

* Consolidated annual financial statements under IFRS figures, in million pesos.

** Amounts show continuous operations only.

The volume of electricity distributed in 2014 across Edenor’s area, including the sale of energy and the wheeling system, totaled 21,292 GWh. Energy purchased to meet such demand totaled 24,860 GWh, which represents a 0.2% decrease compared to 2013. In 2014, a total number of 45,464 customers were connected to the grid, which represents a contracted capacity increase of 377 MW.

2014 Annual Report | 56

Commercial Area

The sale of electricity evidenced a year-on-year -1.7% decrease in 2014. Residential demand, which plays a key role in the total volume of the demand behavior (42.8%) remained unchanged (+0.02%). The large-scale, T3·and wheeling system demands, which represent a 35.9% share, recorded a -2.4% decrease as compared to 2013.

Large Customers

In 2014, large-scale demand, T3 and the wheeling system recorded a -2.4% decrease. This figure results from a 0.8% decrease in energy demand under T3 and a 3.7% decrease in energy demand by the wheeling system. In 2014, a total number of 173 T3 customers and 2 large users joined the grid.

Energy Losses

The Annual Rolling Rate (‘TAM’) for total (technical and non-technical) energy losses reached 14.27% in 2014, that is, 1.31% above the 12.96% rate in 2013.

During the winter season, in poor homes with no natural gas network access, several kinds of high energy consuming home-made devices continued to be used for room and water heating purposes. Massive and simultaneous use of such devices during the winter season has created a substantial demand for energy.

Electricity theft in poor neighborhoods was the most influential factor in the increase of total losses. Secondly, fewer actions, long-unresolved union conflicts and some problems resulting from the updating of the commercial system had a negative impact on the TAM.

In 2014 the Company continued to work on the most significant fraud cases involving customers from the non-poor segment with the support of a law firm, as well as on establishing new technological criteria for reducing the facilities’ vulnerability. In this sense, new prepaid meters and long-distance reading and cut-off meters have been developed. Field tests have been satisfactory.

Regarding the recovery of energy, a number of 907 clandestine customers and 3,632 inactive customers were put back to normal, which represents 1,809 fewer normalized customers than in 2013. Besides, 58,918 inspections of T1 meters were made, with a 50% efficiency and with the adjustment and shielding of 14,768 casings and the normalization of networks and power supply connections. Besides, some antifraud operations were conducted in poor neighborhoods and shopping centers.

2014 Annual Report | 57

The following chart illustrates the evolution of the annual rolling rate for energy losses since the beginning of Edenor’s concession:

Energy Losses: Annual Rolling Rate (%)

Investments

Investments made in 2014 amounted to AR$1,702 million, since Edenor’s Board of Directors expressly decided to prioritize their execution over any other expenditure as a way of maintaining quality service delivery under safe conditions. It is worth pointing out that there has been a continuous recovery in the level of investments compared to the years following the 2002 crisis; even if we consider that during the year the restrictions on the availability of resources continued, as a result of the electricity tariff freeze and cost increases.

In order to meet this growing demand, most of the investments were used to build new infrastructure, to reinforce existing facilities, and to connect the new power supplies. Edenor’s continuously made its bests efforts to maintain efficient levels of fraud and delinquency ratios, as well as service and product quality. The Company also made substantial investments in environmental protection outdoor safety.

In comparative terms, there was an investment increase of AR$609 million in 2014, compared to investments made in 2013. Edenor’s historical investments from the commencement of its activities in 1992 until 2014 amount to AR$7,025 million.

2014 Annual Report | 58

The following chart illustrates annual and accumulated investment:

Edenor Annual and Accumulated Investment

1992 – 2014

Financial Debt

As of December 31, 2014, Edenor’s total financial liabilities amounted to AR$1,632 million, including accrued interest for AR$34 million. Compared to the previous year, financial debt net of cash/cash equivalents and banks and financial assets had an increase of AR$304.1 million (+34%) mainly as a result of the effect of devaluation on the exchange rate.

The current debts profile points to an average maturity of approximately 5.3 years and to an average interest rate estimated at 10.19%. Nearly all of Edenor’s financial debt is dollar denominated, thus being exposed to variations in the exchange rate.

During fiscal year 2014 Edenor has repurchased, through several operations and at market prices, Series 9 Corporate Bonds maturing in 2022 for a face value of US$17.7 million.

As of fiscal year 2014’s closing date, the dollar-denominated financial liabilities outstanding capital, net of repurchased portfolio bonds, amounted to US$121.5 million.

On the ratings side, on December 19, 2014, Standard & Poor’s ratified global ‘CCC-’and local ‘raCCC+’ ratings of Edenor’s corporate bond programs for a sum not to exceed US$600 million and final maturity in 2016; US$220 million, final maturity in 2017, and US$300 million, final maturity in 2022. In turn, on October 17, 2014, Moody’s Latin America maintained its ‘Caa3’ global and ‘Caa3.ar’ local ratings, with negative outlook, for the various series of bonds issued by Edenor.

2014 Annual Report | 59

7.4 |  Other Business

Petrolera Pampa S.A. (‘Petrolera’)

Petrolera Pampa was established with the purpose of supplying our thermal power stations. Petrolera Pampa was also interested in taking part in the production of hydrocarbons, so as to drive Pampa’s growth consistently with vertical integration. This initiative was in line with the Company’s strategy to support and take the lead in energy sector investments.

Natural Gas Excess Injection Encouragement Program

On February 14, 2013, the Economy Ministry issued Resolution No. 1/13, providing for the creation of the Natural Gas Excess Injection Encouragement Program, with the purpose of assessing and approving projects that may contribute to domestic hydrocarbon self-sufficiency. In turn, companies will receive U$$ 7.5 per million BTU on the total volume exceeding its Adjusted Base Injection.

Under Resolution No. 27/13, the coordinating commission included Petrolera Pampa in the stimulus program and, as a result, the company is currently receiving the relevant compensation.

Petrolera Pampa Projects

Investment Agreement with YPF

On November 6, 2013, Petrolera Pampa entered into an investment agreement with YPF, whereby it has undertaken to invest US$151.5 million in exchange for 50% of the stake in the production of hydrocarbons from the Rincón del Mangrullo block (the ‘RDM block’) in the province of Neuquén, up to the Mulichinco formation (the ‘Assigned Stake’.) The Assigned Stake represents 50% of the rights and duties relating to the production of hydrocarbons from the RDM block, except for certain existing wells that have already been drilled by YPF within the RDM block, and new specific YPF-owned wells that will be drilled exclusively at YPF’s cost and expense.

The Investment Agreement consists of two phases:

•           Phase One: Petrolera has committed to invest US$80 million during this phase in the drilling, completion, and commissioning of approximately 17 wells, and US$1.5 million in the execution of 3D seismic surveys covering approximately 40 sq. km. During this phase, YPF has committed to execute the drilling, completion, and commissioning of 17 additional wells (the ‘YPF Wells’) which will be drilled in Eastern RDM block.

•           Phase Two: After completing the first investment phase, Petrolera may choose to continue with the second phase for an amount not to exceed US$70 million, in which 15 wells are expected to be drilled anywhere within the RDM block. Phase Two will not be mandatory for Petrolera. In case Petrolera decides not to go ahead with this second phase, YPF will not be entitled to make any claim against Petrolera on any grounds whatsoever, the parties retaining the rights and obligations stipulated under the agreement, including Petrolera’s right on the hydrocarbon production from the wells it has drilled during the first phase. The agreement provides that if Petrolera decides not to incur costs and investments in new wells, it will automatically lose all its rights on the facilities built during the first phase, which will be incorporated into the concession, without Petrolera being entitled to any claims against YPF, with the exception of certain rights.

Expenses to be paid for the production and evacuation of hydrocarbons, plus royalties (12%), the relevant fee, and surface rights will be borne proportionally to their respective stakes in the joint venture (‘UTE’), unless otherwise stipulated in the agreement.

2014 Annual Report | 60

As of December 31, 2014, 17 wells had been drilled during the first phase of the investment between Petrolera and YPF, out of which 14 are already in production and the 3 others in the completion process. The gas treatment and cooling plant, as well as an approximately 55 km-long gas pipeline which will facilitate connecting the RDM block with the backbone gas pipeline system, are already operative since July 2014.

Additionally, the second phase of the investments began with the drilling of 5 wells, out of which one is already completed and operative, one is undergoing the completion process and three are in the drilling stage. Thus, as a result of the two phases, there were 15 wells in production with an approximate daily production of 450 dam3. This production is sold mainly to marketers and industries at an average price of US$4.1 per million BTU. Finally, it is worth mentioning that Petrolera is currently conducting negotiations with YPF to increase the investment plan stipulated for this year in order to drill wells additional to those originally agreed for 2015.

Investment Agreement with Yacimientos del Sur (former Apache)

In December 2010, Petrolera entered into an investment agreement with Apache to jointly engage in the development and exploitation of unconventional gas reservoirs.

The partnership with Apache is expected to produce 700,000 m3 per day of unconventional natural gas for a three-year term, intended to be sold to CTLL under the scope of the Gas Plus market. Extracted gas comes from low-permeability reservoirs in the Anticlinal Campamento and Estación Fernández Oro areas, located in the Provinces of Neuquén and Río Negro respectively.

The preliminary drilling plan to maintain the production volume target for the three-year term included 30 wells. Petrolera has a 15% share in the necessary investments (initially estimated at approximately US$20 million) and operating expenses for developing such production, which enables Petrolera to obtain a proportional share in the production. As of the date of this Annual Report, investments under this agreement amount to US$17.5 million, with 22 productive wells. The investment term expired in December 2013. Petrolera Pampa will receive the proceeds from the already drilled wells up until the end of their life cycle and will bear the costs associated with their exploitation.

Investment Agreement with Petrobras Argentina S.A. (‘Petrobras I’)

On December 7, 2010, Petrolera entered into an investment agreement with Petrobras relating to the ‘El Mangrullo’ field, under which Pampa will acquire 43% of the right to freely dispose at the wellhead, commercialize, and process hydrocarbons from certain wells to be drilled in the field mentioned above.

Under such agreement, Petrolera has agreed to initially invest up to US$16 million to drill four wells, or any other sum of money required for drilling four wells, whichever amount is lower. In order to maintain a total production target of 400,000 m3 per day of natural gas under the Gas Plus Program for a four-year term. The total drilling plan includes nine wells, which would entail a total investment by Petrolera of approximately US$24 million.

As of December 31, 2014, 5 wells have been drilled, which enabled reaching the production volume target since March 2012. Investments under this agreement amount to US$21 million.

Investment Agreement with con Petrobras Argentina S.A. (‘Petrobras II’)

On February 7, 2013, Petrolera entered into an investment agreement with Petrobras relating to the ‘El Mangrullo’ field, under which Pampa will acquire 43% of the right to freely dispose at the wellhead, commercialize, and process hydrocarbons obtained from certain wells to be drilled in such field.

2014 Annual Report | 61

Under this new agreement, Petrolera has agreed to initially invest up to US$22 million to drill four wells, or any other sum of money required for drilling four wells, whichever amount is lower. In order to maintain a total production target of 400,000 m3 per day of natural gas under the Gas Plus Program for a four-year term, the total drilling plan considers including nine wells. For Petrolera, this would imply a total investment of approximately US$33 million.

As of fiscal year 2014’s closing date, 4 wells have been drilled, which enabled reaching the production volume target since July 2013. Investments under this agreement amount to US$22 million. For the 2015-2017 period, the investment plan is expected to continue in case it is necessary to maintain the production volume target.

Partnership with Rovella, Gas y Petróleo de Neuquén (‘G&P’)

As operator of the Senillosa exploration block, located in the province of Neuquén, Petrolera has made of all its contractual investments under the Partnership Agreement. During 2011, an analysis of the area was performed through a geochemical study, as well as the acquisition of 3D seismic surveys for an approximate area of 132 km2. In 2012 two drilling campaigns were conducted involving 3 exploration wells each, resulting in a discovery well with hydrocarbon-bearing layers, and four other wells with hydrocarbon traces. After evaluating the result of 2012 drilling campaigns, Petrolera, jointly with its partners, successfully drilled a gas producing extension well, and it performed a workover on the discovery well drilled in 2012.

In 2013, two exploratory wells drilling campaigns were conducted. During the first one, a gas well was successfully drilled and the company is currently evaluating the feasibility to commission it together with those drilled in 2012. During the second campaign of the year, two exploratory wells were drilled, with oil discoveries in both.

In 2014 and after completing all investment commitments, G&P, as the Block concessionaire, is currently conducting all necessary proceedings before the provincial authorities to divide the Block in two lots (an evaluation and an exploitation lot) and to revert a surface of 368 km2 back to the National Government.

Furthermore, the Senillosa joint venture has begun construction and mounting works for a gas conditioning plant and a gas pipeline which will be connected with the transportation system to bring the wells on to production, which is scheduled for the end of this year.

As of this date, Petrolera’s total investments, including 3D seismic surveys in 2011, amount to US$12.5 million. If hydrocarbons are produced, Petrolera will be entitled to recover US$3 million from investments made for the account and on behalf of the other partners.

Service Agreement for Hydrocarbon Exploitation from ‘El Caracol Norte’ Block

As a result of satisfactory performance of all the terms and conditions within the agreed-upon period, this agreement has been in full force since February 28, 2012.

In 2012, Petrolera began fulfilling its investment commitments by reinterpreting pre-existing 3D seismic data and performing two fracking operations on the PA x–3 well. As a result of the works done, the well has turned out to be productive, and the company is conducting assessment studies to determine the most efficient way of commissioning it, as well as the fulfillment of pending investment commitments.

2014 Annual Report | 62

Pursuant to ‘El Caracol Norte’ Service Agreement, the drilling of one well committed under the investment agreement is still pending.

The following chart shows Petrolera Pampa’s operating performance:

Natural Gas Production by Agreement

Petrolera Pampa’s Share, in Million m3

Crude Oil Production

Petrolera Pampa’s Share, in Million m3

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Transportadora del Gas del Sur (‘TGS’)

TGS is the most important gas transportation company in the country, and it operates the biggest pipeline system in Latin America. It is also a leading company in the production and sale of natural gas liquids (NGLs) for both domestic and export markets, conducting this business from the General Cerri Complex, located in Bahía Blanca, Province of Buenos Aires. It also provides comprehensive solutions in the natural gas area and, since 1998, TGS has also landed in the telecommunications through its controlled company Telcosur S.A.

In January 2011, Pampa acquired all the defaulted debt of CIESA, TGS’ parent company, as well as a 10% equity interest in CIESA through EPCA. This equity ownership interest entitles us to exercise the following rights, among others:

•           Appointment of one director in CIESA and TGS;

•           Appointment of the Vice Chairman in CIESA and TGS;

•           Pre-emptive rights in CIESA; and

•           Approval of CIESA’s and TGS’ annual budget.

On July 13, 2012, Pampa and Petrobras reached a Conciliation Agreement, withdrawing any and all cross claims, and CIESA’s defaulted debt was settled as a whole. Consequently, Pampa received from CIESA:

i.       Ownership of 34,133,200 Series B ordinary shares issued by TGS representing 4.3% of TGS’ capital stock and voting rights;

ii.      A payment of US$87.0 million; and

iii.     Pampa’s appointment, through Pampa Inversora S.A. (‘PISA’), as trust beneficiary under the Trust Agreement dated August, 29, 2005 where The Royal Bank of Scotland–Argentine Branch acts as trustee holding the trust ownership of 40% of CIESA’s shares (the ‘Trust Shares’). Therefore, once the conditions precedent have been met and under the instruction of PISA, the Trust Shares will be transferred to Pampa, according to the terms and conditions of the Restructuring Agreement, as amended, (‘Restructuring Agreement’) timely executed by CIESA and its financial creditors. Thus, Pampa will become CIESA’s co-controlling company together with Petrobras.

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The following table summarizes TGS’ main technical and financial indicators:

	2013	2014
Technical Data
Gas Transportation
Average firm capacity purchases (in million m3 per day)	82.5	80.4
Average deliveries (in million m3 per day)	65.9	65.4
Liquid production and marketing
Total liquid production (in thousand tons)	910.4	969.9
Gas processing capacity (in million m3 per day)	46.0	46.0
Storage capacity (in tons)	54,840	54,840

Financial Data*
Income**	2,865.0	4,304.0
Fiscal year’s results	107.5	105.0

Net cash flow provided by operating activities	871.0	1,019.0
Net cash flow used in investment activities	(484.6)	(194.4)
Net cash flow (used) generated in financing activities	(238.1)	(982.4)

Current assets	1,803.1	1,959.0
Non-current assets	4,269.8	4,215.4
Total Assets	6,072.9	6,174.4
Current liabilities	1,347.7	1,251.8
Non-current liabilities	2,702.1	3,055.1
Total Liabilities	4,049.8	4,306.9
Shareholder’s Equity	2,023.1	1,867.5

* Consolidated annual financial statements figures, in million pesos.

** Amounts show continuous operations only.

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Description of Business Segments

Regulated Segment: Gas Transportation

In 2014, revenues from this business segment amounted to AR$744.1 million, showing an increase of AR$83.1 million compared to the AR$661.0 million recorded in 2013. This rise is based on the meager increase in regulated tariffs provided by Resolution No. 2,852/14 and higher revenues from interruptible natural gas transportation, as well as energy exchange and displacement.

During the winter of 2014, the TGS gas pipeline system was fairly responsive to meet demand needs, but the regulatory authority continued restricting the supply of natural gas to the industrial market with a view to reorienting and allocating gas to so-called priority users, mainly residential, commercial, and compressed natural gas (‘CNG') users. Imposed restrictions affected both direct carriers who maintain natural gas transportation service agreements with TGS and grid-connected industries within the country’s distribution zones and nearby gas field areas. However, such industrial restrictions were lower as a result of a decrease in residential consumption due to higher ambient temperatures in 2014 compared to the previous year.

As it is publicly know, regulated natural gas transportation tariffs have not been updated, modified and/or readjusted since 1999 as a result of the passing of Public Emergency and Exchange Rate Regime Reform Act No. 25,561 in early January 2002, which was successively extended to stretch out the effectiveness of the declaration of emergency and its consequences until December 31, 2015 (Act No. 26,896). Effective as from April 2014, Resolution No. 2,852/14 passed by the National Gas Regulatory Agency (‘ENARGAS’) provided for a staggered increase in the tariff scheme applicable to natural gas transportation services, reaching a total 20% increase in the month of August 2014. However, such increase is insufficient to offset the significant cost increases verified during the last few years, despite TGS’s continuous streamlining efforts, which resulted in the Company having for the first time an annual operative loss in this business segment.

Regarding gas pipeline system expansions, Petrolera made progress in the development of natural gas transportation capacity expansion works commenced in 2006, which will allow for transportation of a total incremental volume of 10.7 million cubic meters per day, of which 8.7 MMm3/d are enabled and supported by currently effective firm gas transportation contracts. For the provision of enabled transportation services, TGS monthly receives an Access and Use Charge(‘CAU’), which has remained unchanged since its creation in 2005. These expansion works —planned in successive commissioning stages— are developed and funded under the Gas Trust Indenture Program, with cash contributions by third-party investors, gas producers, and carriers winning the incremental transportation capacity bidding process, with a structure contemplating recovery through revenues from specific fiduciary fees, paid by all transportation company carriers and distribution company users who have entered into firm service agreements. During the development of expansion works, TGS undertakes the role of Project Technical Manager for the works to be executed on its gas pipeline system.

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Non-Regulated Segment: Production and Marketing of Gas Liquids

Unlike the gas transportation business, the production and marketing of gas liquids is not regulated by ENARGAS.

In 2014, this segment’s revenues accounted for 75% of TGS total revenues, which have increased by AR$1,178.0 million this year, from AR$2,065.3 million recorded in 2013 to AR$3,243.3 million in 2014.

The activities of production and marketing of gas liquids are conducted at Complejo Cerri, located close to Bahía Blanca, and supplied by all of TGS’ main gas pipelines. Ethane, propane, butane and natural gasoline are recovered at such industrial complex. TGS sells these liquids to both domestic and foreign markets. On the domestic market, propane and butane are sold to fractionation companies. On the foreign market, the sale of these products and natural gasoline are made at current international market prices. Regarding ethane, it is sold to Polisur at a price agreed upon between the parties.

Despite the prevailing restrictions on natural gas processing at Complejo Cerri imposed by the National Government, and thanks to effective resource management, in 2014 production was higher than in 2013 by 60,214 tons (6.6%). It should be noted that the key drivers for such increased production include, inter alia, favorable weather conditions, the lower processing level of Complejo Cerri upstream plants —which has helped natural gas arrive much more enriched, thus allowing for higher yield per processed cubic meter— and the proper administration of maintenance plans for Complejo Cerri.

Sales prices marketed by TGS were on average lower than those recorded for 2013, as a result of the sharp decrease, as from the fourth quarter of the year 2014, of propane, butane and natural gas reference prices, which suffered 64%, 52% y 46% year-to-year decreases, respectively, thus reaching their minimum levels in the last 6 years. Factors such as an excess supply and the geopolitical situation of the main natural gas and oil producers were the main reason of these falls, the impact of which may continue adversely affecting revenues from sales in this business segment.

Besides, costs of natural gas used as RTP continued their upward trend after the substantial increase in gas costs in 2013 as a result of the price guidelines established by the Government to enforce the Supplier of Last Resort program. For such reason, natural gas purchase prices at the wellhead recorded increases of approximately 30% (in U.S. dollars) in 2014.

Therefore, the fall in sales prices and the increase in gas costs have both contributed to the decrease in TGS’ operating margins within this segment. The implementation of several measures allowing for an improvement in the natural gas liquids recovery performance in Complejo Cerri and the execution of new natural gas supply agreements at reasonable prices, as well as the favorable weather conditions and lower restrictions in the reception of natural gas for the RTP have allowed to mitigate such situation.

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Sales of Gas Liquids by Destination Market

In Thousands of Tons, 2009-2014

Non-Regulated Segment: Other Services

Other Services segment is not regulated by ENARGAS. TGS provides so-called ‘midstream’ services, which mainly consist of treatment, impurity separation and gas compression. It can also include gas extraction and transportation at gas fields, construction services, inspection and maintenance of compression plants and gas pipelines, and steam generation services for the production of electricity. This business segment also includes revenues from telecommunication services provided through the subsidiary Telcosur S.A.

This segment represented 7% of TGS’ total income in 2014. Revenues from the midstream business have evidenced an increase compared to the previous year, resulting mainly from the generation of new services associated with the operation, assignment and control of operations to producers, and, to a lower extent, from the execution of the expansion works initiated in 2006 under the Financial Trust Programs. Furthermore, there has been an increase in revenues from compression treatment, operation and maintenance services due to a price adjustment and the effect of the appreciation of the exchange rate.

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8.         Human Resources

In 2014, the Human Resources area made effective progress towards consolidating controls and optimizing payroll processing through a single system applicable to CTG’s workers covered by union contracts, thus completing a complex payroll integration process for workers covered by different collective bargaining agreements. The goal for 2015 will be to consolidate payroll management, absences, demographic data, professional history and other data bases to automate and simplify reporting under unified criteria and to be able, in a second stage, to develop a staff and team leaders’ self-managed data base. Additionally, we aim to improve reliability, process optimization and automation.

Regarding the Compensation and Benefits Division, salaries were adjusted generally at the Central Administration, and according to collective agreements at power plants. In addition, highly significant benefits were updated in every maternity leave case occurring in the company (financial support for daycare centers, home office, and reduced working hours). Besides, the Company worked on the incorporation of new benefits (such as corporate discount programs through an online platform) and the optimization of benefits granted by financial entities through which salaries are paid.

In 2014, our Training sector continued to focus on the 3 main HR development drivers, such as Communication, Leadership and Team Work, designed for managers and directors; as well as on mentoring and coaching techniques, by organizing workshops on segment-specific activities. Moreover, in 2014 Communication, Leadership and Team Work training was extended to staff with no reporting employees, thereby successfully integrating these topics across the whole organization.

For 2015, we will keep on aligning Pampa with policies and practices that are consistent with world-class energy market companies by achieving the commitment of our employees and the strategic goals of our Company, and at the same time, by creating an excellent work environment.

The major challenges will be to consolidate changes in the HR Development area by incorporating more effective technology into the various processes, together with different communication and leadership practices in order to strengthen the development of new leaders and work groups. In 2015, new technological tools will be added to help in the management of e-learning programs and the professionalization of the Human Resources area. On the trade union front, we also aim to keep disputes at bay in each province, reaching satisfactory agreements for all parties involved.

As to our Training are, in 2015 we will keep on working in matters of Communication, Leadership and Team Work, focusing on each work group and HR area. Training will be focused on creating highly performing teams and reaching effective time management. Moreover, we will go ahead with technical workshops on the specific activities relating to each job title, so that employees will be professionally educated and trained to become succession planning resources in the future.

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9.         Corporate Responsibility

We understand Corporate Responsibility as a strategic management model, covering the financial, social and environmental impacts related to the development of organizational activities. It implies a commitment to our stakeholders, including the community and our contributors as privileged groups.

We are true to our commitment to society, which goes beyond electricity demand satisfaction, being oriented towards improving the life quality of our employees, their families and the people in the communities where we operate.

We apply a social investment approach aimed at formalizing a real development and growth process. In order to achieve this, we promote programs that help strengthen the abilities of people and civil society organizations through Fundación Pampa Energía, showing a clear sustainable commitment of the company to the communities we are part of.

9.1 |  Main Corporate Responsibility Actions by Pampa Energía

Fundación Pampa Energía is the vehicle enabling us to honor our commitment to society, which goes beyond electricity demand satisfaction, because it is geared to improving the life quality of our employees, their families and the people in the communities where we operate

Scholarships for More Energy Program

Effective since 2007, the Scholarships for More Energy Program was designed as a response to the small number of professionals that are properly trained to work in the energy sector in the domestic and the international labor market. Its main goal is to provide comprehensive education to Electrical Engineers. Fundación Pampa Energía, together with the Buenos Aires Institute of Technology (‘ITBA’), has promoted access to higher education of its employees’ children and young people from the communities of influence.

All over 2014, 12 enthusiastic and industrious young students have taken up Electrical Engineering courses with outstanding academic performance. In June 2014 we started our internship program targeted to fourth-year university students so that they may have a meaningful first work experience and a space for action learning. Currently 4 young students are participating in the internship, and the incorporation of 3 other students is planned for 2015.

Energy for Life

As a prevention strategy, hydroelectric power plants Los Nihuiles and Diamante are implementing the Prevention of Accidents and Environmental Protection Campaign at strategic tourist points, such as Valle Grande, Nihuil I, and Los Reyunos. In the summer of 2014, an awareness campaign was carried out on printed, television and radio broadcast media in order to provide information on the applicable safety standards to water dam and reservoir areas.

‘Energy for Transformation’ Program: Education, Community and Commitment

In 2014 la Fundación Pampa Energía assisted in two projects in the City of San Rafael. The first one was the ‘PET Plastic Bottle Crusher’, submitted by Technical School Juan Pablo II from Monte Comán. The Company contributed with the purchase of the materials necessary to assemble and install the iron cages for the collection of bottles. The project startup involved the participation of students and the community as a whole. The second project was ‘The Path towards Radio through Educational Institutions’ submitted by Villa 25 de Mayo School. The Company assisted with the purchase of the materials necessary to finish mounting the Radio Studio at school. In 2015, we have renewed our commitment to follow up on these projects and to evaluate their impact on the community of San Rafael.

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The Energy Researchers

In 2014, this program experienced a strong quantitative and qualitative growth with the incorporation of 56 public schools and about 4,000 students. In this program, participants became ‘Researchers’ after the implementation of 10 workshops, one hour long each, revealing information on energy, energy sources, energy efficiency, ecological issues associated with the different energy types, and so on. Each workshop consists of various learning games, activities or experiments using the so-called ‘experience box’ given by the Company, in order to articulate concepts according to the different official syllabus areas, providing new resources to educate teachers who coordinate workshops. Thus, we can see how a genuine and relevant alternative educational experience is created from the act of playing and learning, motivating young children and teenagers to discover scientific spirit and research as a vocation.

Reading and Writing Program for Children in Salta

This program, which aims to promote and encourage regular reading and writing as a pleasant, entertaining and essential activity, is developed in partnership with EDESA, the local electricity provider.

The program was conducted in 10 primary school located in the interior of the province, specifically in the cities of Tartagal, Aguaray and Orán, to promote an integrated social fabric by instilling children’s commitment with the environment and human values.

All works were reviewed by a distinguished panel and published in a book to transmit their messages to the community in general. Throughout 2014, 254 children have participated in the program.

Study Scholarships

As part of its Corporate Responsibility programs and projects, Pampa Energía grants university scholarships through CTG. The main purpose of this scholarship program is to promote a comprehensive professional education.

Assistance and integration actions are mainly focused on providing assistance to the Piquirenda aboriginal community living near our plant. In 2014, four scholarships were granted, which allowed these students to continue with their studies.

Soup Kitchen in Partnership with the Food Bank

In partnership with the Salta Food Bank, we continue providing constant support to this soup kitchen, located in the community of General Güemes, which is attended by more than 120 children. Within this project, highly-qualified professionals make a follow-up of children, defining their nutritional needs and selecting the monthly menu based on these observations.

Professional Practices

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The Human Resources area has been working since 2013 in the implementation of professional practices for students attending 5th year in technical schools of nearby communities. This has been made possible through a master agreement entered into between the Ministry of Education of the Province of Salta, the Industrial Union of Salta and CTG. In 2014, 17 students from 3 technical schools attended internships, adding up to other 15 students that participated in the program in 2013.

Open Doors Program

Though guided visits to CTG, the Open Doors Program helps understand the process whereby every day-use electricity is generated.

In this tour, visitors get to know about the generation process, the technology involved in the different processes, the control of significant environmental aspects and the constant concern for workers’ safety, thus encouraging the training of students of different levels, as well as the general knowledge of people interested in knowing a thermal generation plant as a way to arise interest in industrial activities.

9.2 |  Main Corporate Responsibility Actions by Edenor

A Hundred Books for our School

This program invites Government-run primary schools located within Edenor’s concession area to participate in a contest about different electricity-related matters. In 2014, schools from the municipalities of Merlo, San Fernando y Tres de Febrero took part in this program, with a total participation of more than 8,000 students.

The program encourages students to submit their projects in the form of mockups or posters, and the winning schools are awarded a library with over one hundred books. Besides, second-hand computers in good state of repair are also delivered as part of Edenor’s technology upgrade. This action began in 1995, and since then, more than 91,000 books and nearly 345 computers have been donated.

Connection to the Future

In 2014, the ‘Connection to the Future’ program participated in Tecnópolis. This initiative consisted of a theater play, in an easily understandable language especially oriented to children, which explains electricity functioning, the rational use of energy, its safe us at home, safety on the streets and other aspects of electric power. The proposal had ample attendance, and many people approached the stand to experience the electricity world. More than 21,200 people attended the many presented shows.

Community Service Campaigns

In 2014, Edenor continued publishing community service campaigns in its web site to disseminate actions by Non-Governmental Organizations (NGOs) associated with topics of public interest for the community. One of the campaigns was also published in the back of tariff 1 customer bills.

The campaigns supported by Edenor were the following:

•         Fundación Cimientos, construyamos desde la educación, which develops an awareness campaign aimed to combat early school-leaving among low-income high-school students.

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•         Fundación Avon and OSIM, with the ‘Speak Loud & Clear’ campaign started in 2012 and focusing on gender violence prevention. This campaign seeks to reach the whole population stressing the need to stop gender violence and its devastating effects on the physical and psychological health of its female victims.

In 2014, several donations were made to different institutions within the concession area, including the donation of university chairs to the National Technological University (General Pacheco Regional School), and of televisions and video players which were no longer used to Fundación Sí.

9.3 |  Main Corporate Responsibility Actions by Transener and Transba

In 2014 Transener continued with the development of community service programs nationwide, including but not limited to, schools, hospitals, and children charities. The most important projects and collaborations are the following:

Fundación Hospital Garrahan

Our collaboration with Fundación Hospital Garrahan’s Paper Recycling Program continued in the Head and Ezeiza Offices. Since 2008, 37,576 kilograms of paper have been collected.

Volunteering

Corporate Volunteering activities continued during 2014 with a program for the delivery of orthopedic devices organized by the NGO CILSA; volunteers also collaborated with the cooperative association of Hospital de Niños Ricardo Gutierrez in the Community Service Program ‘Let’s run for the kids’.

Public Awareness Activities

22 talks to raise public awareness were organized at schools, with the aim of promoting Public Security Protection, strengthening environmental protection awareness, and disseminating information on Transener’s activities.

Charitable Collections

Throughout 2014, Transener has organized charitable collections of toys, clothes, and non-perishable food voluntarily donated by employees, which have distributed to different charities (non-governmental organizations, foundations, foster homes, etc).

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10.     Information Technology

In 2014 the Information Technology (‘IT’) area continued providing maintenance, development and innovation services for applications, technology, telecommunications, and IT and process security in order to guarantee an adequate level of service in line with its business needs.

This area has specific policies and procedures in place which are subject to high quality standards and monitored on a continuous basis to assess compliance with energy sector goals and to ensure quality and ongoing improvement. The Information Technology area aims to be aligned with the market’s best practices and national and international standards.

Projects and actions implemented in 2014 have been mainly focused on improving business processes, optimizing telecommunications, updating equipment and guaranteeing information security, confidentiality and completeness.

The most significant projects and actions implemented this year are included below:

•           Implementation of enhancements and legally required changes in transactional systems (SAP, FPA);

•           Expansion and enhancement of management reporting systems (QlikView);

•           Implementation of document management sites and improvement in the publication of Rules and Procedures;

•           Implementation of a new corporate e-mail solution to optimize this service and reduce costs (Microsoft Office 365);

•           Hardware and software updating and server virtualization scheme in CPB. This activity will be replicated in 2015 in the other Offices;

•           Improvements in communication links in some offices and significant advances in the communication tower project in Piquirenda, which is expected to be completed in 2015;

•           Execution of the first stage of the Data Loss Prevention program to guarantee the proper use and protection of information.

In 2015, the Information Technology area will continue with this investment process seeking to enhance the productivity and efficiency of existing processes and to adopt state-of-the-art technologies so as to step up actions focused on guaranteeing the security, confidentiality, completeness and availability of information.

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11.     Environmental Management

With the premise that the environment is a priority in business management and that its systematic and permanent protection enhances the standard of living of employees and the social environment surrounding each generating plant, Pampa Energía has developed and permanently observes internal proceedings, ISO 14.001, ISO 9.001 and OHSAS 18.001 international standards so that measures adopted on a daily basis for environmental protection and personal security are common to all generation units, technically verifiable and compliant with the provincial and national legislation in force.

The most sensitive environmental, occupational health and safety and quality aspects are permanently assessed by the responsible persons in each plant to keep a strict control on the impact of operations and to minimize the generation of oily residues, the use of water for generation purposes and the effect of liquid effluents on rivers and bodies of water.

Multiple internal audits as well as external audits conducted by firms hired by the Company, certifying bodies and Governmental control entities certify our thorough fulfillment with the commitment undertaken by Pampa Energía and expressed in its integrated management system policies, as well as in the goals committed before the ENRE and provincial bodies.

The annual Environmental, Occupational Health and Safety and Quality comprehensive management results show the efficiency in the attainment of goals, which is evidenced by the recertification of all integrated management systems by their respective certifying bodies.

Management areas within each plant invest important resources in the training of staff at all levels.

Central Térmica Loma de la Lata

ISO 9.001, ISO 14.001 and OHSAS 18.001 standards follow-up audits were conducted in August, and certifications were maintained.

In 2014, the construction of the chemical products reservoir was completed and the building of the Temporary Deposit of Special Waste (‘DTRE’) began, which will have differentiated sectors for the storage of waste and adequate containment to prevent environmental pollution.

As regards the handling of special wastes, a waste treatment firm continues reusing the waste oil, and a new chemical products treatment process has been implemented for the cooling tower, through the GE company, to which packages will be returned so as to reduce the generation of this kind of waste.

Central Térmica Piquirenda

In October 2014, CTP was subject to ISO 14001:2004 recertification maintenance audits, with satisfactory results. In December, the ISO 9.001:2008 maintenance audit and the initial ISO 18.001:2007 certification audit were conducted and, as a result, it was recommended that the main certification audit be conducted, which is scheduled for 2015.

Central Piedra Buena

As regards gaseous effluents treatment, the modeling of the main and auxiliary stacks has been carried out to obtain the discharge permit from the Provincial Body for Sustainable Development (OPDS).

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The Company was registered with the Single Bank of Water Resources Users (‘BUDURH’) required by the Water Authority as a previous step to obtaining the effluent discharge and estuary water intake permits.

As regards the pier, the National Contingency Plan and the Port Protection Plan have been validated and the Harbor Facility Plan is bound for approval.

Several special waste streams have been managed pursuant the applicable legislation in force. Besides, 1,000 kg of paper/cardboard/plastic packaging have been sent to a local paper company, the proceeds of which are destined to the Luis Braile Center.

Emergency and support brigades have received several theoretical and practical training courses given by Ing. White’s Voluntary Firemen staff.

Both internal and external audits were performed pursuant to the annual plan, and an extraordinary audit was conducted by the ENRE. The IRAM audit was successful, and the audit group recommended a recertification of the Integrated Management System (which comprises the Occupational Health and Safety, Environment and Quality areas), and the audit concluded successfully.

Throughout the year and on account of several technical problems, five environmental effects occurred (noises, gaseous emissions) with the intervention of the local environmental authority and Pampa’s legal area for the applicable liability disclaimer.

Central Térmica Güemes

In August 2014, CTG was subject to the ISO 14001:2004 recertification audit and ISO 9001:2008 and OHSAS 18001:2007 maintenance audits, all of them with satisfactory results.

The Operations staff’s confined spaces and flammable gas fire training was completed.

The construction of the second phase of the acoustic barrier in the gas pressure reduction plant and the third stage of the oil reservoir were completed, the commissioning of the latter being scheduled for the month of January, thus concluding both works.

Los Nihuiles y Diamante Hydroelectric Power Plants

The monitoring of all dams in the Nihuil and Diamante System continued, which showed values that continuing with the trend are falling within the limits defining proper environmental conditions. Deep waters are clean, with the presence of oxygen and algae-free.

As in previous years and since 2000, fish stocking activities jointly developed with the Ministry of Lands, Environment and Sustainable Growth and the El Nihuil’s Fishers Club during 2014 were as follows:

•         Stocking of 20,000 juvenile steelhead trout in the Nihuil, Agua del Toro and Los Reyunos dams;

•         Negotiations with the Chascomús Hydrobiological Station to stock the Nihuil, Agua del Toro, Los Reyunos and Valle Grande dams with 500,000 silver smelt eggs;

•         Coordination of silver smelt brood fish catching and spawning actions in the Agua del Toro dam for the obtaining of juvenile fish and the stocking and creation of initial breeding groups.

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12.     Results for the Fiscal Year 2014

Pampa focuses its business primarily on the electricity sector, by participating in electricity generation, transmission, and distribution based on its equity ownership interest in the legal entities involved in such segments.

The following table summarizes the consolidated ratios obtained during the fiscal year ended December 31, 2014, compared to the last fiscal year:

	12.31.2014	12.31.2013	12.31.2012
Liquidity	0.68	0.77	0.74
Solvency	0.22	0.22	0.20
Immobilized Capital	0.74	0.72	0.79
Yield	0.296	0.147	(0.306)

Through its subsidiaries and share participations in joint businesses, and based on business nature, customer portfolio and risks involved, we were able to identify the following business segments:

•           Electricity Generation, consisting of the Company’s direct and indirect interests in Central Térmica Loma de la Lata, Hidroeléctrica Los Nihuiles, Hidroeléctrica Diamante, Central Térmica Güemes, Central Piedra Buena, Pampa Comercializadora; as well as investment in shares of other electricity generation sector-related companies.

•           Electricity Transmission, consisting of Pampa’s indirect interest through Citelec in Transener and its subsidiaries. In order to show the information by segment, said indirect share participation has been consolidated proportionally.

•           Electricity Distribution, consisting of Pampa’s indirect interest in Electricidad Argentina, Edenor and its subsidiaries.

•           Holding and Other Business, consisting of Pampa’s financial investment transactions, holding activities, oil and gas exploration and exploitation, and other business.

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Consolidated Income Statement by Segment, 2014 Fiscal Year (AR$ Million)

Consolidated Income Statement	Generation	Transmission	Distribution	Holding and Others	Deletions	Consolidated
(as of December 31, 2014)
Sales revenue	2,275.5	737.0	3,598.4	319.3	-	6,930.1
Intersegment sales revenue	-	1.5	-	100.4	(88.9)	13.0
Cost of sales	(1,176.7)	(539.7)	(4,716.5)	(203.2)	67.3	(6,568.8)

Gross Income	1,098.8	198.7	(1,118.1)	216.5	(21.6)	374.3

Selling expenses	(17.9)	-	(658.9)	(36.5)	-	(713.4)
Administrative expenses	(200.0)	(91.8)	(510.3)	(148.4)	21.3	(929.2)
Other operating income	113.4	3.9	53.2	145.4	-	315.8
Other operating expenses	(73.5)	(11.4)	(319.2)	(54.3)	-	(458.5)
Recovery of property, plant and equipment impairment	88.4	-	-	-	-	88.4
Results for participation in joint businesses	-	-	0.0	-	-	0.0
Results for participation in associates	-	-	-	(1.6)	-	(1.6)

Operating income before Res. No. 250/13 and subsequent Notes	1,009.1	99.3	(2,553.4)	121.1	(0.3)	(1,324.1)

Higher Costs Recognition – Res. No. 250/13 and subsequent Notes	-	-	2,271.9	-	-	2,271.9

Operating Income	1,009.1	99.3	(281.5)	121.1	(0.3)	947.8

Financial income	240.9	226.1	239.0	26.0	(65.4)	666.7
Financial costs	(310.8)	(59.4)	(692.5)	(175.6)	65.7	(1,172.6)
Other financial results	(82.3)	(142.0)	(528.1)	1,030.5	-	278.0
Financial results, net	(152.1)	24.7	(981.6)	880.8	0.3	(227.9)

(Loss) Profit before income tax	857.0	124.0	(1,263.1)	1,001.9	-	719.9

Income tax and minimum expected profit tax	(224.1)	(51.4)	161.8	(38.1)	-	(151.8)

Net income for continuing operations	633.0	72.6	(1,101.4)	963.9	-	568.1

Discontinued operations	-	-	-	-	-	-
Adjustment for non-controlling participation in joint businesses	-	(38.5)	-	-	-	(38.5)

Total income for the period	633.0	34.1	(1,101.4)	963.9	-	529.5

Attributable to:
Owners of the Company	529.3	34.1	(742.1)	921.9	-	743.2
Non-controlling interests	103.6	-	(359.2)	42.0	-	(213.6)

Consolidated Balance Sheet	Generation	Transmission	Distribution	Holding and Others	Deletions	Consolidated
(as of December 31, 2014)
Total Assets	5,146.0	1,245.0	8,066.9	4,377.1	(910.0)	17,924.9
Total Liabilities	3,540.8	900.1	8,616.2	2,059.6	(910.0)	14,206.7

2014 Annual Report | 78

Reconciliation Between Consolidated Income by Segment and Consolidated Comprehensive Income, 2014 Fiscal Year (AR$ Million)

Consolidated Income Statement	Segment information	Results from interest in joint ventures	Total comprehensive income
(as of December 31, 2014)
Sales revenue	6,930.1	(737.0)	6,193.1
Intersegment sales revenue	13.0	(1.5)	11.5
Cost of sales	(6,568.8)	539.7	(6,029.1)

Gross Income	374.3	(198.7)	175.6

Selling expenses	(713.4)	-	(713.4)
Administrative expenses	(929.2)	91.8	(837.5)
Other operating income	315.8	(3.9)	312.0
Other operating expenses	(458.5)	11.4	(447.1)
Recovery of property, plant and equipment impairment	88.4	-	88.4
Results for participation in joint businesses	0.0	34.2	34.2
Results for participation in associates	(1.6)	-	(1.6)

Operating income before Res. No. 250/13 and subsequent Notes	(1,324.1)	(65.2)	(1,389.3)

Higher Costs Recognition – Res. No. 250/13 and subsequent Notes	2,271.9	-	2,271.9

Operating Income	947.8	(65.2)	882.6

Financial income	666.7	(226.1)	440.5
Financial costs	(1,172.6)	59.4	(1,113.2)
Other financial results	278.0	142.0	420.1
Financial results, net	(227.9)	(24.7)	(252.6)

(Loss) Profit before income tax	719.9	(89.9)	630.0

Income tax and minimum expected profit tax	(151.8)	51.4	(100.4)

Net income for continuing operations	568.1	(38.5)	529.5

Adjustment for non-controlling participation in joint businesses	(38.5)	38.5	-

Total income for the period	529.5	-	529.5

Consolidated Balance Sheet	Segment information	Results from interest in joint ventures	Total comprehensive income
(as of December 31, 2014)
Total Assets	17,924.9	(1,064.5)	16,860.4
Total Liabilities	14,206.7	(900.1)	13,306.6

2014 Annual Report | 79

Consolidated Income Statement by Segment, 2013 Fiscal Year (AR$ Million)

Consolidated Income Statement	Generation	Transmission	Distribution	Holding and Others	Deletions	Consolidated
(as of December 31, 2014)
Sales revenue	1,729.3	435.3	3,440.7	157.3	-	5,762.6
Intersegment sales revenue	2.0	1.6	-	52.8	(47.1)	9.3
Cost of sales	(1,426.8)	(393.7)	(4,122.5)	(89.0)	35.1	(5,997.0)

Gross Income	304.5	43.2	(681.8)	121.0	(12.0)	(225.1)

Selling expenses	(78.5)	-	(549.1)	(6.6)	-	(634.2)
Administrative expenses	(139.0)	(67.7)	(332.6)	(102.2)	10.0	(631.5)
Other operating income	363.4	9.7	62.3	40.6	-	475.9
Other operating expenses	(47.5)	(7.1)	(143.4)	(13.1)	-	(211.1)
Results for participation in joint businesses	-	-	0.0	-	-	0.0
Results for participation in associates	-	-	-	2.2	-	2.2

Operating income before Res. No. 250/13 and subsequent Notes	402.8	(21.9)	(1,644.6)	41.9	(2.0)	(1,223.8)

Higher Costs Recognition – Res. No. 250/13 and subsequent Notes	-	-	2,933.1	-	-	2,933.1

Operating Income	402.8	(21.9)	1,288.4	41.9	(2.0)	1,709.3

Financial income	63.9	173.0	287.1	6.6	(21.3)	509.3
Financial costs	(216.4)	(41.9)	(565.8)	(52.9)	21.3	(855.8)
Other financial results	(437.5)	(114.9)	(425.5)	343.7	-	(634.2)
Financial results, net	(590.0)	16.1	(704.2)	297.4	(0.0)	(980.7)

(Loss) Profit before income tax	(187.1)	(5.7)	584.2	339.3	(2.0)	728.6

Income tax and minimum expected profit tax	(20.7)	0.8	52.7	(19.9)	-	13.0

Net income for continuing operations	(207.8)	(4.9)	637.0	319.4	(2.0)	741.6

Discontinued operations	-	-	(128.9)	-	2.0	(126.9)
Adjustment for non-controlling participation in joint businesses	-	0.0	-	-	-	0.0

Total income for the period	(207.8)	(4.9)	508.1	319.4	-	614.8

Attributable to:
Owners of the Company	(191.9)	(4.9)	163.5	319.4	-	286.1
Non-controlling interests	(15.9)	-	344.6	-	-	328.7

Consolidated Balance Sheet	Generation	Transmission	Distribution	Holding and Others	Deletions	Consolidated
(as of December 31, 2014)
Total Assets	3,714.9	964.0	6,971.6	2,183.8	(455.9)	13,378.4
Total Liabilities	2,713.8	687.8	6,434.7	995.0	(455.9)	10,375.5

2014 Annual Report | 80

Reconciliation Between Consolidated Income by Segment and Consolidated Comprehensive Income, 2013 Fiscal Year (AR$ Million)

Consolidated Income Statement	Segment information	Results from interest in joint ventures	Total comprehensive income
(as of December 31, 2013)
Sales revenue	5,762.6	(435.3)	5,327.3
Intersegment sales revenue	9.3	(1.6)	7.7
Cost of sales	(5,997.0)	393.7	(5,603.3)

Gross Income	(225.1)	(43.2)	(268.3)

Selling expenses	(634.2)	-	(634.2)
Administrative expenses	(631.5)	67.6	(563.9)
Other operating income	475.9	(9.7)	466.2
Other operating expenses	(211.1)	7.0	(204.0)
Results for participation in joint businesses	0.0	(4.8)	(4.8)
Results for participation in associates	2.2	-	2.2

Operating income before Res. No. 250/13 and subsequent Notes	(1,223.8)	17.0	(1,206.7)

Higher Costs Recognition – Res. No. 250/13 and subsequent Notes	2,933.1	-	2,933.1

Operating Income	1,709.3	17.0	1,726.3

Financial income	509.3	(173.0)	336.3
Financial costs	(855.8)	41.9	(813.9)
Other financial results	(634.2)	114.9	(519.3)
Financial results, net	(980.7)	(16.2)	(996.8)

(Loss) Profit before income tax	728.6	0.9	729.5

Income tax and minimum expected profit tax	13.0	(0.8)	12.2

Net income for continuing operations	741.6	0.0	741.6

Discontinued operations	(126.9)	-	(126.9)
Adjustment for non-controlling participation in joint businesses	0.0	(0.0)	-

Total income for the period	614.8	-	614.8

Consolidated Balance Sheet	Segment information	Results from interest in joint ventures	Total comprehensive income
(as of December 31, 2014)
Total Assets	13,378.4	(815.8)	12,562.6
Total Liabilities	10,375.5	(687.8)	9,687.7

2014 Annual Report | 81

Income Analysis for the Fiscal Year Ended December 31, 2014, as Compared to the Fiscal Year Ended December 31, 2013 5

Consolidated sales revenues of AR$6,204.6 million for the fiscal year ended December 31, 2014, a rise of 16.3% compared to AR$6,695.4 million for the same period in 2013, mainly due to increases in revenues of 31.4% (AR$544.1 million), 4.6% (AR$157.7 million) and 99.8% (AR$209.6 million) in our generation, distribution and holding and other business segments, respectively.

Consolidated cost of sales of AR$6,029.1 million for the fiscal year ended December 31, 2014, a rise of 7.6% compared to AR$5,603.3 million for the same period in 2013, mainly due to increases of 14.4% (AR$594.1 million), 128.2% (AR$114.1 million) in our distribution and holding and other segments, respectively, partly offset by a decrease of 17.5% (AR$250.2 million) in the costs of our generation segment.

Consolidated gross income of AR$175.6 million for the fiscal year ended December 31, 2014, a AR$443.8 million increase compared to a AR$268.3 million loss for the same period in 2013, mainly due to a gross income growth of 260.8% (AR$794.3 million) and 78.9% (AR$95.5 million) in our generation and holding and others segments, respectively, which were partly offset by an increase of 64.8% (AR$436.4 million) in our distribution segment.

Consolidated operating profit of AR$882.6 million for the fiscal year ended December 31, 2014, a 48.9% decrease compared to the AR$1,726.3 million for the same period in 2013, mainly due to inclusion in the distribution segment of AR$2,271.9 million for Major Cost Recognition under SE Resolution No. 250/13 and subsequent Notes, which would otherwise had resulted in a consolidated operating loss of AR$1,389.3 million.

Net financial results represented a loss of AR$252.6 million for the fiscal year ended December 31, 2014, a 74.7% reduction compared to a loss of AR$996.8 million for the same period in 2013, mainly due to a loss reduction of AR$437.9 in our generation segment and an increase of AR$583.5 million in our holding and others segment’s profit, partly offset by greater net financial loss of AR$277.5 million in our distribution segment.

Consolidated profit of AR$529.5 million for the fiscal year ended December 31, 2014, of which AR$743.2 million are attributable to the Company’s shareholders, compared to AR$286.1 million attributable to the Company’s shareholders for the same period in 2013, explained by net profits in our generation, transmission and holding and others segments (AR$633.0 million, AR$34.1 million and AR$963.9 million, respectively), partly offset by a net loss of AR$1,101.4 million in our distribution segment.

5 Under the International Financial Reporting Standards (‘IFRS’), we no longer consolidate the Transmission segment, and our net income in said segment is shown in the line ‘Results for participation in joint businesses’.

2014 Annual Report | 82

Generation Segment

Generation net sales increased by 31.4% to AR$2,275.5 million for the fiscal year ended December 31, 2014 from AR$1,731.3 million for the same period in 2013. The rise of AR$544.1 million in electricity generation net sales was mainly due to the combined effect of the growth in the average electricity selling price calculated for the segment (AR$225.3 per MWh for the fiscal year ended December 31, 2014, compared to AR$193.0 per MWh for the same period in 2013, which represents a sales increase of AR$287.8 million), and also to the amount of electricity sold in the segment (9,802.0 GWh for the fiscal year ended December 31, 2014, compared to 8,908.8 GWh for the same period in 2013, which represents a sales increase of AR$201.2 million).

The increase in the average electricity generation selling price is mainly due to the impact of the pricing scheme update of the SE Resolution No. 95/13 made on May with effect since the February 2014 transaction6 and the effect of changes in the exchange rate which impact our Energía Plus and Resolution SE No.220/07 contracts. Moreover, the increase in physical electricity sales was mainly due to greater generation in the CTLL’s steam turbine and a higher dispatch at CPB. Both effects were partly offset by a lower dispatch at CTG, as well as to a lower dispatch in our hydraulic units, on account of lower water input levels in the area.

The following table shows net electricity sales (in GWh) for power generation plants:

	Twelve-Month Periods ended December 31,
	2014			2013
In GWh	Net Generation	Purchases	Total Sales	Net Generation	Purchases	Total Sales
Hydroelectric
HINISA	516.1	33.0	549.1	616.1	216.8	832.9
HIDISA	322.4	28.9	351.3	420.8	209.2	629.9
Thermal
CTG	1,528.2	596.2	2,124.4	1,674.8	592.8	2,267.6
CTLLL	3,420.9	80.8	3,501.7	1,947.1	425.1	2,372.2
CTP	131.1	0.0	131.1	130.3	0.0	130.3
CPB	3,089.6	54.8	3,144.4	2,229.2	446.7	2,675.9
Total	9,008.3	793.6	9,802.0	7,018.4	1,890.5	8,908.8
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Generation cost of sales decreased by 17.5% to AR$1,176.7 million for the fiscal year ended December 31, 2014 from AR$1,426.8 million for the same period in 2013, mainly due to the decline in energy purchases of 80.8% in our hydroelectric power units and of 47.3% in our thermal power units, because as from the implementation of SE Resolution No. 95/13 the administration of term contracts (‘MAT’) has been managed by CAMMESA. The reduction in cost of sales was also due to a drop of 84.0% in penalties and 20.3% in maintenance costs of our thermal power units as CTLL’s steam turbine was re-commissioned. These effects were partly offset by higher labor costs of 32.8% in our hydraulic power units and of 41.1% in our thermal power units, as well as a 42.9% increase in our hydroelectric facilities maintenance costs. The following table shows the main components of our generation segment cost of sales for the specified periods:

6 For further information, see item 5.1 of this Annual Report.

2014 Annual Report | 83

	Fiscal Years Ended December 31,
Cost of Sales, in AR$mm except %	2014		2013
Hydroelectric facilities
Labor costs	55.3	34.1%	41.7	17.1%
Energy purchases	25.1	15.5%	131.2	54.0%
Amortization for intangible assets	19.4	12.0%	19.4	8.0%
Royalties	18.1	11.2%	21.5	8.9%
Repairs and Maintenance	10.3	6.3%	7.2	3.0%
Fees for third-party services	2.3	1.4%	1.7	0.7%
Depreciation of property, plant and equipment	1.7	1.1%	1.7	0.7%
Others	29.8	18.4%	18.6	7.6%
Total hydroelectric	162.2	100.0%	243.0	100.0%

Thermal facilities
Energy purchases	218.5	21.5%	414.9	35.0%
Labor costs	215.6	21.3%	152.8	12.9%
Gas consumption	213.8	21.1%	182.5	15.4%
Depreciation of property, plant and equipment	107.1	10.6%	80.0	6.8%
Repairs and Maintenance	74.3	7.3%	93.3	7.9%
Liquid fuel consumption	-	0.0%	29.3	2.5%
Fees for third-party services	20.8	2.1%	21.0	1.8%
Penalties	11.4	1.1%	71.0	6.0%
Others	152.9	15.1%	138.9	11.7%
Total thermal	1,014.5	100.0%	1,183.8	100.0%

Total	1,176.7	100.0%	1,426.8	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Therefore, our generation segment gross profit increased by 260.8% to AR$1,098.8 million for the fiscal year ended December 31, 2014 compared to AR$304.5 million for the same period in 2013.

Selling expenses from our generation segment decreased to AR$17.9 million for the fiscal year ended December 31, 2014, compared to AR$78.5 million for the same period in 2013, mainly due to a AR$44.7 million decline in tax and contribution charges and a 91.5% decrease in doubtful accounts. Selling expenses pertaining to our hydroelectric power units amounted to AR$8.4 million and AR$22.0 million, and those corresponding to our thermal power units reached AR$9.6 million and AR$56.5 million for the fiscal years ended December 31, 2014 and 2013, respectively. The following table shows the main components of our generation segment selling costs for the specified periods:

	Fiscal Years Ended December 31,
Selling Expenses, in AR$mm except %	2014		2013
Taxes, rates and contributions	9.1	50.6%	53.8	68.5%
Doubtful accounts	1.5	8.3%	17.6	22.5%
Others	7.4	41.1%	7.1	9.0%
Total	17.9	100.0%	78.5	100.0%
Of which:
Hydroelectric	8.4	46.6%	22.0	28.1%
Thermal	9.6	53.4%	56.5	71.9%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

2014 Annual Report | 84

Generation administrative expenses increased to AR$200.0 million for the fiscal year ended December 31, 2014, compared to AR$139.0 million for the same period in 2013, mainly due to higher labor costs in our generation subsidiaries. Administrative expenses corresponding to our hydroelectric units amounted to AR$21.5 million and AR$20.2 million, while our thermal power units amounted to AR$178.5 million and AR$118.8 million for the fiscal years ended December 31, 2014 and 2013, respectively. The following table shows the main components of our generation segment administrative expenses segment for the specified periods:

	Fiscal Years Ended December 31,
Administrative Expenses, in AR$mm except %	2014		2013
Labor costs	105.7	52.8%	76.0	54.6%
Fees for third-party services	50.4	25.2%	28.1	20.2%
Rental, insurance and transport	12.1	6.1%	5.1	3.7%
Depreciation of property, plant and equipment	5.7	2.8%	6.4	4.6%
Taxes, rates and contributions	5.2	2.6%	5.7	4.1%
Others	20.9	10.5%	17.8	12.8%
Total	200.0	100.0%	139.0	100.0%
Of which:
Hydroelectric	21.5	10.8%	20.2	14.5%
Thermal	178.5	89.2%	118.8	85.5%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Other generation net operating income and expenses resulted in a total profit of AR$39.9 million and AR$315.9 million for the fiscal years ended December 31, 2014 and 2013, respectively, mainly due to the recovery of insurance in CTLL and the registration of the last milestone of the Isolux contract for CTLL expansion works in 2013. The following table shows the main components of other net operating our generation segment income and expenses for the specified periods:

	Fiscal Years Ended December 31,
Other Op. Income & Expenses, in AR$mm except %	2014		2013
Doubtful accounts recovery	49.5	124.0%	0.5	0.2%
Tax recovery	37.9	95.1%	-	0.0%
Insurance recovery	5.6	14.1%	246.0	77.9%
Recognition of March Agreement	-	0.0%	85.2	27.0%
Debit and credit tax	(30.9)	-77.4%	(25.4)	-8.0%
Provision for contigencies	(20.1)	-50.4%	-	0.0%
Provision for fiscal credits	(4.0)	-10.0%	(7.7)	-2.4%
Others	1.8	4.5%	17.3	5.5%
Total	39.9	100.0%	315.9	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Generation operating income increased by 150.5% to AR$1,009.1 million for the fiscal year ended December 31, 2014, against AR$402.8 million for the same period in 2013.

Generation net financial results accounted for a loss of AR$152.1 million for the fiscal year ended December 31, 2014, compared to a loss of AR$590.0 million for the same period in 2013, mainly due to net foreign exchange losses of AR$392.4 million and net financial interest losses of AR$146.7 million. Such effects were partly offset by net commercial interest revenues of AR$163.8 million, adjustments to current value of CAMMESA’s consolidated credits for AR$216.4 million and changes in the fair value of financial instruments for AR$90.6 million. In the same period in 2013, our generation segment incurred in a loss mainly due to net foreign exchange losses (AR$313.1 million), adjustment to current value of CAMMESA’s consolidated credits (AR$159.2 million), and net financial interest losses of AR$161.2 million. Such effects were partly offset by net commercial interest revenues of AR$37.1 and adjustment to current value of financial instruments for AR$34.9 million. The following table shows the main components of our generation segment financial and holding income for the specified periods:

2014 Annual Report | 85

	Fiscal Years Ended December 31,
Financial Results, in AR$mm except %	2014		2013
Financial income
Commercial interest	164.9	68.4%	48.4	75.7%
Financial interest	76.1	31.6%	15.5	24.3%
Others	0.0	0.0%	0.0	0.1%
Subtotal	240.9	100.0%	63.9	100.0%

Financial cost
Financial interest	(222.8)	71.7%	(176.7)	81.6%
Tax interest	(31.7)	10.2%	(22.2)	10.3%
Commercial interest	(1.1)	0.4%	(11.3)	5.2%
Others	(55.2)	17.7%	(6.2)	2.9%
Subtotal	(310.8)	100.0%	(216.5)	100.0%

Other financial results
Foreign exchange differences, net	(392.4)	477.0%	(313.1)	71.6%
Proceeds from current value measurement	216.4	-263.1%	(159.2)	36.4%
Changes in the fair value of financial instruments	90.6	-110.1%	34.9	-8.0%
Other financial results	3.2	-3.8%	-	0.0%
Subtotal	(82.3)	100.0%	(437.5)	100.0%

Total	(152.1)	300.0%	(590.0)	300.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Our generation segment recorded an income tax charge of AR$224.1 million for the fiscal year ended December 31, 2014, compared to a charge of AR$20.7 million for the same period in 2013.

Finally, our generation segment recorded a net profit of AR$633.0 million for the fiscal year ended December 31, 2014, of which AR$529.3 million are attributable to the Company’s shareholders, compared to a loss of AR$191.9 million for the same period in 2013 attributable to the Company’s shareholders.

2014 Annual Report | 86

Transmission Segment

Transmission net sales increased by 69.0% to AR$738.4 million for the fiscal year ended December 31, 2014, compared to AR$436.9 million for the same period in 2013. Net regulated sales increased by 72.1% to AR$577.2 million for the fiscal year ended December 31, 2014, from AR$335.4 million recorded for the same period in 2013, mainly as a result of greater recognition of cost variations (AR$425.0 million in 2014 compared to AR$183.6 million in 2013), pursuant to the Instrumental Agreement and the Renewal Agreement subscribed by Transener, Transba, the SE, and the energy regulator ENRE7. Net revenues from Fourth Line royalties increased by 19.3% to AR$9.1 million for the fiscal year ended December 31, 2014 from AR$7.6 million for the same period in 2013. Other net sales increased by 62.0% to AR$152.1 million for the fiscal year ended December 31, 2014 from AR$93.9 million for the same period in 2013, mainly as a result of increased unregulated revenues from Transener (supervision and construction works) and Transba.

Transmission’s cost of sales increased by 37.1% to AR$539.7 million for the period ended December 31, 2014, compared to AR$393.7 million for the same period in 2013, mainly as a result of prevailing increases in labor costs in 2014. The following table shows the main components of our transmission segment cost of sales for the specified periods:

	Fiscal Years Ended December 31,
Cost of Sales, in AR$mm except %	2014		2013
Labor costs	298.8	55.4%	215.8	54.8%
Materials for works	52.6	9.7%	12.1	3.1%
Depreciation of property, plant and equipment	42.8	7.9%	40.9	10.4%
Repairs and Maintenance	25.7	4.8%	20.4	5.2%
Fees for third-party services	13.7	2.5%	10.4	2.6%
Others	106.2	19.7%	94.1	23.9%
Total	539.7	100.0%	393.7	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Therefore, transmission’s gross profit ascended to AR$198.7 million for the fiscal year ended December 31, 2014, from a AR$43.2 million profit for the same period in 2013, mainly as a result of greater sales recognition arising from the Instrumental Agreement and the Renewal Agreement.

We do not record selling expenses related to our transmission activities.

Transmission administrative expenses increased by 35.7% to AR$91.8 million for the fiscal year ended December 31, 2014, compared to AR$67.7 million for the same period in 2013, mainly due to a labor cost increase associated with higher salaries. The following table shows the main components of our transmission segment administrative expenses for the specified periods:

	Fiscal Years Ended December 31,
Administrative Expenses, in AR$mm except %	2014		2013
Labor costs	67.1	73.1%	44.3	65.4%
Fees for third-party services	6.0	6.5%	4.3	6.4%
Depreciation of property, plant and equipment	4.3	4.7%	4.2	6.2%
Insurance and rentals	3.4	3.7%	5.1	7.5%
Others	11.0	12.0%	9.8	14.5%
Total	91.8	100.0%	67.7	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

7 For further information, see item 5.2 of this Annual Report.

2014 Annual Report | 87

Other net income and expenses recorded a loss of AR$7.6 million for the fiscal year ended December 31, 2014, compared to a AR$2.6 million profit for the same period in 2013. The following table shows the main components of our transmission segment net income and expenses for the specified periods:

	Fiscal Years Ended December 31,
Other Op. Income & Expenses, in AR$mm except %	2014		2013
Insurance recovery	2.7	-35.6%	9.3	357.7%
Debit and credit tax	-11.1	146.1%	-7.0	-269.2%
Others	0.8	-10.4%	0.3	11.5%
Total	(7.6)	100.0%	2.6	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Transmission’s operating income accounted for a profit of AR$99.3 million for the fiscal year ended December 31, 2014, against a loss of AR$21.9 million for the same period in 2013, mainly as a result of an increase in regulated sales, which were partly offset by an increase in the above-described costs and expenses.

Our transmission segment recorded a net financial income accounted for a profit of AR$24.7 million for the fiscal year ended December 31, 2014, compared to a AR$16.2 million profit for the same period in 2013, mainly as a result of interest income from the Fourth Line and the IVC under the Memorandum of Understanding (AR$226.1 million), partly offset by foreign exchange liability losses (AR$138.4 million) and financial interest on liabilities (AR$58.9 million). In the same period in 2013, our transmission segment recorded profits from interest income from the Fourth Line and the IVC of AR$173.0, partly offset by foreign exchange losses (AR$122.0 million) and financial interest on liabilities (AR$41.5 million). The following table shows the main components of our transmission segment financial and holding income for the specified periods:

Resultados Financieros, en AR$mm excepto %	Fiscal Years Ended December 31,
Financial Results, in AR$mm except %	2014		2013
Financial income
Financial interest	226.1	100.0%	173.0	100.0%
Subtotal	226.1	100.0%	173.0	100.0%

Financial cost
Financial interest	(58.9)	99.2%	(41.5)	99.0%
Others	(0.5)	0.8%	(0.4)	1.0%
Subtotal	(59.4)	100.0%	(41.9)	100.0%

Other financial results
Foreign exchange differences, net	(138.4)	97.4%	(122.0)	106.2%
Changes in the fair value of financial instruments	-	0.0%	7.5	-6.5%
Others	(3.6)	2.6%	(0.4)	0.3%
Subtotal	(142.0)	100.0%	(114.9)	100.0%

Total	24.7	100.0%	16.1	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Our transmission segment recorded an income tax charge of AR$51.4 million for the fiscal year ended December 31, 2014, compared to a profit of AR$0.8 million for the same period in 2013.

Finally, our transmission segment recorded a net profit of AR$34.1 million for the fiscal year ended December 31, 2014, compared to a net loss of AR$4.9 million for the same period in 2013, both attributable to the Company’s shareholders.

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Distribution Segment

Net sales from our distribution activities increased by 4.6% to AR$3,598.4 million in the fiscal year ended December 31, 2014, compared to AR$3,440.7 million for the same period in 2013, mainly due to charges collected from Edenor’s customers to be allocated to the FOCEDE fund, implemented under Resolution No. 347/2012. Edenor’s electricity sales volume between the years under study fell 382 GWh, sales volume being 21,292 GWh in 2014, compared to 21,674 GWh in 2013.

The cost of sales increased by 14.4% to AR$4,716.5 million in the fiscal year ended December 2014, compared to AR$4,122.5 million for the same period in 2013, mainly due to higher labor costs. The following table shows the main components of our distribution segment cost of sales for the specified periods:

	Fiscal Years Ended December 31,
Cost of Sales, in AR$mm except %	2014		2013
Energy purchases	1,878.1	39.8%	2,050.3	49.7%
Labor costs	1,373.2	29.1%	790.7	19.2%
Fees for third-party services	714.3	15.1%	665.1	16.1%
Penalties	233.9	5.0%	234.8	5.7%
Depreciation of property, plant and equipment	211.8	4.5%	201.7	4.9%
Materials for works	205.9	4.4%	121.9	3.0%
Others	99.4	2.1%	58.0	1.4%
Total	4,716.5	100.0%	4,122.5	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Therefore, the gross loss from our distribution activities increased to AR$1,118.1 million in the fiscal year ended December 31, 2014, compared to a loss of AR$681.8 million for the same period in 2013, mainly due to the cost of sales increase that was not offset by a revenue increase.

Selling expenses increased by 20.0% to AR$658.9 million in the fiscal year ended December 31, 2014, compared to AR$549.1 million for the same period in 2013, mainly due to an increase in third-party fees between both periods and a labor cost increase resulting from granted wage increases, partly offset by lower penalties and doubtful accounts. The following table shows the main components of our distribution segment selling expenses for the specified periods:

	Fiscal Years Ended December 31,
Selling Expenses, in AR$mm except %	2014		2013
Fees for third-party services	262.8	39.9%	198.5	36.1%
Labor costs	249.0	37.8%	179.4	32.7%
Taxes, rates and contributions	42.2	6.4%	34.3	6.3%
Communication Expenses	39.1	5.9%	32.6	5.9%
Doubtful accounts	21.5	3.3%	38.0	6.9%
Penalties	18.4	2.8%	52.7	9.6%
Others	25.9	3.9%	13.7	2.5%
Total	658.9	100.0%	549.1	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Administrative expenses from our distribution segment increased by 53.4% to AR$510.3 million for the fiscal year ended December 31, 2014, compared to AR$322.6 million for the same period in 2013, mainly due to a labor cost increase resulting from wage increases, and an increase in third-party fees between both periods. The following table shows the main components of our distribution segment administrative expenses for the specified periods:

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	Fiscal Years Ended December 31,
Administrative Expenses, in AR$mm except %	2014		2013
Labor costs	245.5	48.1%	152.7	45.9%
Fees for third-party services	157.8	30.9%	107.1	32.2%
Insurance and rentals	35.2	6.9%	21.9	6.6%
Security surveillance expenses	15.1	3.0%	10.4	3.1%
Others	56.6	11.1%	40.6	12.2%
Total	510.3	100.0%	332.6	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Other operating income and expenses for the fiscal year ended December 31, 2014, amounted to a net loss of AR$266.1 million, compared to a loss of AR$81.2 million for the same period in 2013. The following table shows the main components of our distribution segment other operating income and expenses for the specified periods:

	Fiscal Years Ended December 31,
Other Op. Income & Expenses, in AR$mm except %	2014		2013
Income from services to third-parties	33.3	-12.5%	21.7	-26.7%
Net expenses for technical functions	(16.2)	6.1%	(15.5)	19.2%
Voluntary retirements	(25.0)	9.4%	(15.9)	19.6%
Debit and credit tax	(65.1)	24.5%	(55.8)	68.8%
Provision for contigencies	(75.4)	28.3%	(36.0)	44.4%
Others	(117.6)	44.2%	20.4	-25.2%
Total	(266.1)	100.0%	(81.2)	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Operating income from our distribution activities fell by AR$1,569.9 million to a loss of AR$281.5 million for the fiscal year ended December 31, 2014, compared to a profit of AR$1.288.4 million for the same period in 2013, mainly because the implementation of SE Resolution No. 250/13 and subsequent Notes was not enough to offset higher operating costs. Under this resolution there was a recognition of higher costs for AR$2,271.9 million in the fiscal year 2014, compared to AR$2,993.1 million for the same period in 20138. Excluding such effect, operating income from our distribution segment would account for a loss of AR$2,553.3 million for the fiscal year 2014.

Net financial results related to our distribution activities represented a loss of AR$981.6 million for the fiscal year ended December 31, 2014, a 39.4% higher loss compared to a AR$704.2 million loss for the same period in 2013, primarily due to the appreciation of the U.S. Dollar on the outstanding debt incurred in said currency (AR$647.8 million), losses from commercial interest due to the incurred debt with CAMMESA (AR$459.7 million) and losses for interest expenses generated by liabilities (AR$193.6 million), which were partially offset by income from financial interests due to the implementation of SE Resolution No. 250/13 and subsequent Notes (AR$157.8 million), changes in fair value of financial instruments (AR$68.1 million), a gain from bond repurchase (AR$44.4 million) and commercial interests revenue for AR$43.3 million. In 2013, our distribution segment recorded a loss from interest expenses generated by liabilities of AR$214.7 million, AR$325.8 million for losses in commercial interest and AR$532.5 million for foreign exchange differences, partially offset by income from commercial interests for AR$45.4 million, a gain from financial interests for AR$238.0 million and a gain from repurchases of financial debt of AR$88.9 million. The following table illustrates the main components of financial and holding results from our distribution segment for the periods shown:

8 For further information, see item 6.4.1 of this Annual Report.

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	Fiscal Years Ended December 31,
Financial Results, in AR$mm except %	2014		2013
Financial income
Financial interest	195.7	81.9%	238.0	82.9%
Commercial interest	43.3	18.1%	45.4	15.8%
Others	-	0.0%	3.7	1.3%
Subtotal	239.0	100.0%	287.1	100.0%

Financial cost
Commercial interest	(459.7)	66.4%	(325.8)	57.6%
Financial interest	(193.6)	28.0%	(214.7)	37.9%
Tax interest	(5.9)	0.9%	(13.8)	2.4%
Others	(33.3)	4.8%	(11.5)	2.0%
Subtotal	(692.5)	100.0%	(565.8)	100.0%

Other financial results
Foreign exchange differences, net	(647.8)	122.7%	(532.5)	125.1%
Result from repurchase of financial debt	44.4	-8.4%	88.9	-20.9%
Changes in the fair value of financial instruments	68.1	-12.9%	15.0	-3.5%
Others	7.3	-1.4%	3.1	-0.7%
Subtotal	(528.1)	100.0%	(425.5)	100.0%

Total	(981.6)	100.0%	(704.2)	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

In turn, our distribution operations recorded an income tax benefit of AR$161.8 million in the fiscal year ended December 31, 2014, compared to a AR$52.7 million benefit in the same period in 2013.

Finally, our distribution activities registered a net loss of AR$1,101.4 million for the fiscal year ended December 31, 2014, of which AR$742.1 million are attributable to the Company’s shareholders, compared to a gain of AR$163.5 million for the same period in 2013 attributable to the Company’s shareholders.

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Holding and Others Segment

Net sales related to our holding and others segment were AR$419.7 million for the fiscal year ended December 31, 2014, 99.8% higher compared to AR$210.1 million in the same period in 2013. These sales mostly corresponded to sales of gas and oil from our subsidiary Petrolera Pampa and to fees collected from companies of other segments.

Cost of sales related to our holding and others segment increased by 128.2% to AR$203.2 million in the fiscal year ended December 31, 2014 compared to AR$89.0 million for the same period in 2013. The following table illustrates the main components of cost of sales from our holding and others segment for the periods shown:

	Fiscal Years Ended December 31,
Cost of Sales, in AR$mm except %	2014		2013
Depreciation of property, plant and equipment	80.7	39.7%	35.7	40.1%
Royalties	49.4	24.3%	24.0	27.0%
Gas production	32.6	16.0%	11.6	13.0%
Fees for third-party services	17.4	8.6%	9.2	10.3%
Labor costs	7.3	3.6%	4.3	4.8%
Others	15.7	7.7%	4.3	4.8%
Total	203.2	100.0%	89.0	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Therefore, gross profit related to our holding and others segment was AR$216.5 million for the fiscal year ended December 31, 2014 compared to AR$121.0 million for the same period in 2013.

Selling expenses related to our holding and others segment increased to AR$36.5 million for the fiscal year ended December 31, 2014 compared to AR$6.6 million for the same period in 2013. The following table illustrates the main components of selling expenses from our holding and others segment for the periods shown:

	Fiscal Years Ended December 31,
Selling Expenses, in AR$mm except %	2014		2013
Compensation Agreements	19.3	52.9%	0.0	0.0%
Taxes, rates and contributions	13.2	36.2%	5.3	80.2%
Others	4.0	11.0%	1.3	19.8%
Total	36.5	100.0%	6.6	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Administrative expenses increased 45.1% to AR$148.4 million for the fiscal year ended December 31, 2014 compared to AR$102.3 million for the same period in 2013, principally due to higher labor costs and compensation agreements with some of Petrolera Pampa’s executives. The following table illustrates the main components of administrative expenses from our holding and others segment for the periods shown:

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	Fiscal Years Ended December 31,
Administrative Expenses, in AR$mm except %	2014		2013
Labor costs	36.8	24.8%	25.6	25.0%
Fees for third-party services	33.8	22.8%	22.0	21.5%
Compensation Agreements	25.6	17.2%	0.0	0.0%
Directors' and syndics' fees	14.6	9.9%	15.7	15.4%
Taxes, rates and contributions	13.6	9.2%	21.8	21.3%
Directors' options reserve	6.7	4.5%	8.9	8.7%
Others	17.2	11.6%	8.2	8.0%
Total	148.4	100.0%	102.3	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Net other operating income and expenses from our holding and other activities registered a profit of AR$91.1 million for the fiscal year ended December 31, 2014, 231.4% higher compared to a gain of AR$27.5 million for the same period in 2013, mainly due to AR$104.5 million from the implementation of Natural Gas Excess Injection Encouragement Program of Petrolera Pampa, which was partly offset by decreases in property, plant and equipment (AR$18.1 million) and compensation agreements (AR$16.7 million). The following table shows the main components of our transmission segment net income and expenses for the specified periods:

	Fiscal Years Ended December 31,
Other Op. Income & Expenses, in AR$mm except %	2014		2013
Res. No. 1/13 Natural Gas Excess Injection Income	127.1	139.6%	22.6	82.2%
Recovery of expenses	8.2	9.0%	10.0	36.4%
Other credits provision	-	0.0%	(2.0)	-7.3%
Compensation Agreements	(16.7)	-18.3%	-	0.0%
Property, plant and equipment	(21.8)	-23.9%	(3.7)	-13.5%
Others	(5.9)	-6.4%	0.6	2.1%
Total	91.1	100.0%	27.5	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

The operating gain related to our holding and others segment amounted to AR$121.1 million for the fiscal year ended December 31, 2014 compared to an operating gain of AR$41.9 million for the same period in 2013, primarily explained by an increase in Petrolera Pampa’s net sales.

Net financial results related to our holding and others activities represented a profit of AR$880.8 million for the fiscal year ended December 31, 2014 compared to a profit of AR$297.4 million for the same period in 2013, primarily due to gains generated from changes on the fair value of financial assets for AR$700.8 million and foreign exchange differences for AR$327.4 million, partially offset by losses from net financial interests for AR$131.4 million and fiscal interests for AR$13.4 million. During the same period in 2013, our holding and others segment recorded profits mainly generated by changes on the fair value of financial assets for AR$245.9 million and foreign exchange differences for AR$101.5 million, partly offset by losses from net financial interests for AR$35.5 million and fiscal interests for AR$4.9 million. The following table illustrates the main components of financial and holding results from our holding and others segment for the periods shown:

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	Fiscal Years Ended December 31,
Resultados Financieros, en AR$mm excepto %	2014		2013
Financial income
Financial interest	25.8	99.2%	6.5	98.5%
Others	0.2	0.8%	0.1	1.5%
Subtotal	26.0	100.0%	6.6	100.0%

Financial cost
Financial interest	(157.2)	89.5%	(42.0)	79.4%
Tax interest	(13.4)	7.6%	(4.9)	9.2%
Others	(5.1)	2.9%	(6.0)	11.4%
Subtotal	(175.6)	100.0%	(52.9)	100.0%

Other financial results
Foreign exchange differences, net	327.4	31.8%	101.5	29.5%
Changes in the fair value of financial instruments	700.8	68.0%	245.9	71.5%
Others	2.2	0.2%	(3.7)	-1.1%
Subtotal	1,030.5	100.0%	343.7	100.0%

Total	880.8	300.0%	297.4	300.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Also, our holding and others segment recorded an income tax charge of AR$38.1 million for the fiscal year ended December 31, 2014, compared to a charge of AR$19.9 million for the same period in 2013.

Finally, our holding and others segment registered a net profit of AR$963.9 million for the fiscal year ended December 31, 2014, of which AR$921.9 million are attributable to the Company’s shareholders, compared to a net profit of AR$319.4 million recorded in the same period in 2013, attributable to the Company’s shareholders.

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13.     Dividend Policy

We are not planning to pay cash dividends on our ordinary shares or ADSs in the short term, retaining all available funds and any future profit in order to apply them to the operation and expansion of our business. Notwithstanding the foregoing, and except for legal limitations, we are not subject to any restriction whatsoever on dividend payments.

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14.     Board of Directors’ Proposal

Net income for the year resulted in a profit of AR$743,159,355. Therefore, the Board of Directors proposes that 5% of such profit be appropriated to a legal reserve of AR$37,157,968, and the remaining balance of AR$706,001,387 be appropriated to an optional reserve.

Finally, we would like to express our gratitude to all the people who shape Pampa Energía into a leading electricity company in Argentina. To all of them, to our shareholders who rely on us, to our advisors, to our clients and suppliers, a warm vote of thanks.

City of Buenos Aires, March 10, 2015.

THE BOARD OF DIRECTORS

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Appendix I: Corporate Governance Report

CNV General Resolution No. 606/12

Background

Following the guidelines of the abrogated Public Offering Transparency Regime (the ‘RTOP’) under Executive Order No. 677/01, the National Securities Commission (the ‘CNV’) under General Resolution No. 516/2007 approved the minimum content requirements for the preparation of a Code of Corporate Governance. Pursuant to this Code, all listed companies authorized by the CNV to make public offering of their marketable securities must meet disclosure requirements for the presentation of their annual financial statements. Their annual report should include a separate appendix with a detailed report where they should inform whether and how they comply with the recommendations in this Code, or explain the reasons why they fail to fully or partially comply with them, and/or whether they plan to adopt such recommendations in the future.

Then, based on the core principles set out in CNV General Resolution No. 516/07 regarding corporate governance and best practices, on May 23, 2012, the CNV passed General Resolution No. 606/12, specifically providing as follows: (i) to repeal CNV Resolution No. 516/07 for fiscal years beginning as from January 1, 2012; (ii) to set out a new Corporate Governance Code (the ‘Code’), laying down the various corporate governance principles and recommendations (substantially similar to those contained in the previous resolution); (iii) to broaden the scope of application of this Code, covering all the issuers subject to the securities public offering regime, except for small and mid-sized enterprises (‘SMEs’), commercial paper debt issuers, credit unions, associations, and financials trust/depositary receipt Cedear issuers; and (iv) to change the way in which issuers must present their annual report, specifying full or partial compliance with the provisions contained in this Code.

As a result of the passing and enactment of Capital Market Act No. 26,831 (‘CMA’), in force since January 25, 2012, the RTOP regime was expressly abrogated by such law, and any reference thereto contained herein will conform to the new principles.

Therefore, the Board of Directors of Pampa Energía S.A. (‘Pampa’) has approved the report required by the Code, which is an integral part of these financial statements, and which contents are indicated below:

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	Compliance		Non-Compliance	Inform or Explain
	Total	Partial
PRINCIPLE I. ENSURING TRANSPARENCY OF THE RELATIONSHIP BETWEEN THE ISSUER, THE BUSINESS GROUP OF WHICH IT IS A LEADER OR A PART, AND ITS RELATED PARTIES
Recommendation I.1: Ensuring Board disclosure of applicable policies to the Issuer’s relationship with the business group of which it is a leader or a part, and its related parties	X

In Meeting No. 2019 dated October 10, 2008, Pampa’s Board of Directors approved the Related Party Transaction Policy and later, in meeting No. 2,123 dated October 27, 2014, approved an update of this Policy. Pursuant to this policy, all high-value transactions equal to or higher than 1% of Pampa’s Shareholders Equity between Pampa and individuals and/or legal entities which, pursuant to Section 72 of the CMA, are considered ‘related parties’ should be subject to a specific prior authorization and control procedure carried out under the coordination of Pampa’s Legal and Compliance Department with the participation of both Pampa’s Board of Directors and its Audit Committee (as applicable). Said procedure strictly follows the guidelines set out in the applicable laws and regulations in this matter (Section 72 of the CMA.)

Additionally, Pampa will present itemized information on any contract entered into with related parties in its annual and quarterly financial statements; and in compliance with the regulations in force, all high-value transactions executed by Pampa with related parties will promptly be reported under the caption ‘relevant event’ to both the National Securities Commission and the markets where the Company quotes its shares.

Recommendation I.2: Ensuring the existence of mechanisms to prevent any conflict of interest.	X

Pampa has a Code of Business Conduct stating the ethical principles that are the groundwork for the relationship between Pampa company, its directors (board members) and supervisory board members (statutory auditors), its employees and suppliers. These guidelines provide that individuals within the scope of the applicable Code of Business Conduct should avoid any situation resulting in a conflict between their own personal interests and the company’s interests, thus avoiding that their personal or family interests may exert influence on their decisions and professional performance.

Any infringement upon the Code of Business Conduct may be reported through Pampa’s Ethics Hotline.

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	Compliance		Non-Compliance	Inform or Explain
	Total	Partial
Recommendation I.3: Preventing misuse of insider information.	X

On the one hand, the Code of Business Conduct provides that any information known to the directors, statutory auditors and Pampa’s employees within the framework of the organization and due to the performance of its day-to-day business will be treated as confidential and should not be disseminated, unless otherwise expressly stated.

On the other hand, and specifically relating to insider trading practices, Pampa has a Code of Best Securities Trading Practices. The Code provides for an express prohibition that Directors, statutory auditors, managers and employees will not use material privileged information about Pampa, its affiliates, subsidiaries, and related companies to take advantage for their own or for third parties whenever they purchase or sell marketable securities of the issuer.

In this regard, the Code provides that all times all covered subjects should require the express authorization of the Compliance Office to conduct any operation involving Pampa and/or its subsidiaries securities. Besides, the Code provides for a ‘restricted period’ within which the covered subject is authorized to conduct any operation. This period begins 20 days before the 48 hours after the presentation of the intermediate and annual financial statements before the applicable control bodies.

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	Compliance		Non-Compliance	Inform or Explain
	Total	Partial
PRINCIPLE II. LAYING THE GROUNDWORK FOR SOUND MANAGEMENT AND SUPERVISION BY THE ISSUER
Recommendation II. 1: Ensuring that Management takes on the Issuer’s management, supervision, and strategic direction.
II.1.1
II.1.1.1	X

Pampa’s Board of Directors has the duty to approve the annual budget, strategic business plan, management goals, administrative matters, and Pampa’s different policies and strategies. It also monitors the strategic goals pursued by Pampa’s subsidiaries.

II.1.1.2		X

Pampa has a Cash Flow Committee and a Management Committee in charge of implementing procedures and monitoring the company’s financial transactions in order to ensure transparency, clarity, and real-time availability of material information. In turn, articulation of investment policies is supervised by the Company’s General Manager.

II.1.1.3	X

Annually, the Board of Directors approves the Corporate Governance report pursuant to CNV General Resolution No. 606/12.

Moreover, most of the internal policies implemented in the company in accordance to the aforementioned resolution are approved by Pampa’s Board of Directors.

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	Compliance		Non-Compliance	Inform or Explain
	Total	Partial
II.1.1.4		X

The appointment of Pampa’s senior managers is the result of a coordinated recruitment process conducted by the Company’s Chairman & CEO, together with members of the Board of Directors and HR Division. The Company does not have specific policies regulating the recruitment of managers.

On the other hand, the Company has a procedure in place that is coordinated by the HR Division, by which all the employees (including managers) are annually evaluated on the level of performance and fulfillment of goals set by corporate officers. Based on the degree of fulfillment of corporate goals, among other factors, an annual variable compensation (performance bonus), and potential promotions are determined accordingly.

II.1.1.5		X

CEOs, together with the HR Division, are in charge of designing succession planning for senior managers. The Company does not have specific policies regulating the succession planning for senior managers.

II.1.1.6		X

CEOs, together with the HR Division, are in charge of designing succession planning for senior managers. The Company does not have specific policies regulating the succession planning for senior managers.

II.1.1.7	X

Pampa’s Board of Directors approved the Corporate Responsibility Policy at meeting No. 2019 held on October 10, 2008. The purpose of this corporate policy is to design and implement programs strengthening education, and promoting community development, wherever Pampa operates directly or indirectly through its subsidiaries.

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	Compliance		Non-Compliance	Inform or Explain
	Total	Partial
II.1.1.8	X

Regarding risk management, at the meeting held on March 7, 2007, Pampa’s Board of Directors decided to implement a risk management approach which would turn into a useful tool for identifying the main risks affecting Pampa. Such method provides for adequate risk response solutions, as well as formal risk disclosure channels. Later on, at the meeting No. 2004 held on March 7, 2008, Pampa’s Board of Directors approved the ‘Risk Management Handbook’, which in December 2010 was updated and restated as ‘Business Risk Management Policy’.

Regarding internal control, the Pampa’s Internal Audit Area has developed the ‘Internal Audit Handbook’, a collection of the premium standards issued by the ‘Institute of Internal Auditors’.

On the other hand, in 2010, Pampa’s Board of Directors approved an Anti-Fraudulent Practices Program. The purpose of this program is to supplement Pampa’s Code of Business Conduct, setting out responsibilities, duties, and methods for prevention and detection of fraudulent acts occurring within the Company.

II.1.1.9		X

Pampa has implemented a training policy geared to supporting professional and academic development, and allowing for conducting programs to attract, develop, and retain its own human resources. This policy has neither been formally approved by Pampa’s Board of Directors nor supervised by Pampa’s HR Division.

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	Compliance		Non-Compliance	Inform or Explain
	Total	Partial
II.1.2	X

In its capacity as agent of Mercado a Término de Rosario S.A., in the year 2011, Pampa became bound by Section 20, subsections 4 and 5, of Act No. 25,246 on Concealment and Laundering of Assets, its regulations and related provisions, and by Financial Intelligence Unit’s Resolution No. 33/11. Consequently, Pampa became a liable party and, in compliance with the regulations in force, Pampa’s Board of Directors passed the Anti-Money Laundering and Terrorist Financing Prevention Policy.

The purpose of this policy is to define the parameters within which proceedings to institutionally combat money laundering and terrorist financing activities pursuant to the applicable provisions in force.

II.1.3	X

Pampa’s Legal Counsel & Compliance Area supplies all Pampa’s directors and statutory auditors, as early as possible, with all the information on business to be transacted at any Board meeting. Moreover, by way of Pampa’s Legal Counsel & Compliance Area, any director and/or statutory auditor may ask the relevant managers’ office questions on issues that are submitted to them for consideration. Besides, it’s Pampa’s internal practice to submit monthly management reports to the Board of Directors stating all relevant business, technical, regulatory, financial and accounting information related to Pampa and its subsidiaries.

II.1.4	X

Every Pampa’s significant ordinary business affair or administration matter to be approved by its Board of Directors is supported by the relevant reports written by the Pampa’s managers’ offices involved, as well as their opinions on the risks inherent to such matters. If applicable, all these procedures are conducted within the framework of the Business Risk Management Policy.

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	Compliance		Non-Compliance	Inform or Explain
	Total	Partial
Recommendation II.2: Ensuring effective Corporate Management and Control.
II.2.1	X

Pampa’s Board of Directors, either on its own behalf or delegating its functions to the various company managers’ offices, regularly verifies compliance with, deviations from, or adjustments for the annual budget, as well as the business plan.

II.2.2		X

As specified in Recommendation II.1.1.4, the Company conducts an employee performance assessment, as coordinated by the HR Division, by which every employee (including managers) is annually evaluated on the level of performance and fulfillment of goals set by corporate officers. Based on the degree of fulfillment of corporate goals, among other factors, an annual variable compensation (performance bonus), and potential promotions are determined accordingly.

Recommendation II.3: Ensuring disclosure of Management’s performance assessment, regarding both its process and impact.
II.3.1	X

Pampa’s Board of Directors’ performance is subject to the provisions set forth in the bylaws, the board rules, and any other applicable laws and regulations.

In March 2012, Pampa’s Board of Directors approved its Internal Rules. These regulations primarily regulate issues concerning the requirements for holding board meetings.

2014 Annual Report | 104

	Compliance		Non-Compliance	Inform or Explain
	Total	Partial
II.3.2	X

Contemporaneously with the approval of audited annual financial statements, as well as quarterly financial statements with limited review, Pampa’s CEOs, on behalf of the Board of Directors and the Investor Relations Area, organize a conference call for all Pampa’s shareholders and other stakeholders generally, with a view to sharing information on management and financial results, giving reasons for such results, and answering all questions and queries.

Historically, Pampa’s Annual General Shareholders’ Meetings transacting the annual performance assessment of directors has generally approved such business without any qualification or specification. As of the date of this corporate governance report, none of the shareholders present at these meetings has ever requested to have the performance of directors assessed according to the compliance levels specified in this Recommendation.

Recommendation II.4: Ensuring that the number of external and independent members constitutes a significant share of Management.
II.4.1	X

Pampa has an adequate proportional number of independent directors and executive directors, according to its structure.

Regarding independent directors, pursuant to the criteria set out in the CNV Rules, Pampa has a greater proportional number than that required under section 109 of the CMA. This is due to the fact that Pampa is subject to the U.S. Sarbanes-Oxley Act.

Therefore, all members of Pampa’s Audit Committee are ‘independent’ directors.

2014 Annual Report | 105

	Compliance		Non-Compliance	Inform or Explain
	Total	Partial
II.4.2	X

It is not necessary to implement any type of internal policy to ensure that at least 20% of Board members are independent, because under the applicable laws and regulations in force, and as provided by the bylaws, the Board of Directors has a greater proportional number of independent directors than that specified in this Recommendation.

To date, the independence of the members of Pampa’s Board of Directors has never been challenged.

On the other hand, Pampa’s directors holding company shares and participating in company shareholders’ meetings regularly abstain from discussing and voting on any matter relating to their performance (e.g., approving their performance, setting their compensation, etc.)

Recommendation II.5: Ensuring the existence of standards and procedures for recruitment and proposed appointment of directors and senior managers.
II.5.1			X

The duties to be discharged by an Appointment Committee would overlap with certain duties already undertaken by Pampa’s Audit Committee. Moreover, Section 12 of Pampa’s bylaws sets out a method for recruitment of directors , who are elected upon candidate lists, which guarantees enhanced transparency for such recruitment process.

II.5.1.1			X	Not applicable.
II.5.1.2			X	Not applicable.
II.5.1.3			X	Not applicable.
II.5.1.4			X	Not applicable.
II.5.1.5			X	Not applicable.
II.5.2			X	Not applicable.
II.5.2.1.			X	Not applicable.
II.5.2.2			X	Not applicable.

2014 Annual Report | 106

	Compliance		Non-Compliance	Inform or Explain
	Total	Partial
II.5.2.3			X	Not applicable.
II.5.2.4			X	Not applicable.
II.5.2.5			X	Not applicable.
II.5.2.6			X	Not applicable.
II.5.2.7			X	Not applicable.
II.5.3			X	Not applicable.
Recommendation II.6: Assessing the suitability that directors, and/or statutory auditors, and/or supervisory board members may discharge functions at different Issuers.	X

It is not necessary to limit the participation of Pampa’s directors and/or statutory auditors in other companies that are part of other business groups. We understand that the existing legal limitations on this matter, in addition to the liability system applicable to directors and statutory auditors and the applicable provisions of the Code of Business Conduct are sufficient and ensure an adequate performance of duties by Pampa’s directors and statutory auditors.

2014 Annual Report | 107

	Compliance		Non-Compliance	Inform or Explain
	Total	Partial
Recommendation II.7: Ensuring Training and Development of the Issuer’s directors and senior managers.
II.7.1	X

In 2014, our Training sector continued to focus on the 3 main HR development drivers, such as Communication, Leadership and Team Work, designed for managers and directors; as well as on mentoring and coaching techniques, by organizing workshops on segment-specific activities. Moreover, in 2014 Communication, Leadership and Team Work training was extended to staff with no reporting employees, thereby successfully integrating these HR drivers across the whole organization.

On the other hand, the Audit Committee has approved an annual training plan for audit-related issues (for example, auditing and internal international accounting standards, among other issues). In this sense, during 2014, the members of the Auditing Committee received training on the Capital Market Act, latest developments on international accounting standards, internal control procedures and relevant certification. Moreover, on October 30, 2014 in its meeting No. 164, the Audit Committee approved the training plan for fiscal year 2015, which will be focused on updating risk management key issues and the 3-line model.

II.7.2	X			Pampa generally provides financial support for master degree programs and postgraduate education to his employees.

2014 Annual Report | 108

	Compliance		Non-Compliance	Inform or Explain
	Total	Partial
PRINCIPLE III. ENDORSING AN EFFECTIVE POLICY FOR IDENTIFYING, MEASURING, MANAGING, AND DISCLOSING BUSINESS RISK
Recommendation III: The Board of Directors must provide for a comprehensive business risk management policy and monitor its proper implementation.
III.1	X

At the meeting held on March 7, 2007, Pampa’s Board of Directors decided to approve of selecting, adjusting, and implementing a risk management approach which would turn into a useful tool for identifying the main risks affecting Pampa. Such method provides for adequate risk response solutions, as well as formal risk disclosure channels. Later on, at meeting No. 2004 held on March 7, 2008, Pampa’s Board of Directors approved the ‘Risk Management Handbook’, which in December 2010 was updated and restated as ‘Business Risk Management Policy’, which described a process methodology and roles and responsibilities for risk management.

The key aspect of this policy is the provision for duties, responsibilities, and methods for the prevention and detection of risks arising from activities conducted by the Company, and affecting its business or operations.

2014 Annual Report | 109

	Compliance		Non-Compliance	Inform or Explain
	Total	Partial
III.2	X

This Policy sets out responsibilities and methods for business risk assessment and the procedure is conducted with the assistance of the Audit Committee, which is charge of supervising assessment procedures and implementing related measures.

The key business risk factors taken into account by Pampa for consideration include, among others: (i) regulatory conditions having an impact on the Company; (ii) potential production failures; (iii) operational interruptions; (iv) losses resulting from incidents and/or disasters; (v) claims and complaints arising from disputes having an impact on the organization; (vi) environmental issues; (vii) impaired margins; (viii) trade union disputes; (ix) delay in certain maintenance works (known to and consented by the manufacturer) increasing the probability of unit failure despite taking every possible precaution,

III.3	X

This Policy also provides for a Risk Manager, who is responsible for including in its annual programs all the necessary tests for detecting business risk signals and indicators, monitoring the effectiveness of the program as a whole, and safeguarding compliance with and oversight of this Policy.

III.4	X

The Board of Directors, the Management Committee, and the various risk managers are currently working to implement risk assessment and internal control policies, in accordance with the criteria set forth in Section 404 of Sarbanes-Oxley Act. This report defines Internal Control as a process conducted by directors, managers, and the rest of the company staff, designed for providing a reasonable degree of safety, with the purpose of ensuring effective and efficient operations, reliable financial information, and compliance with applicable laws and regulations.

III.5	X			The results from this risk assessment procedure are shown in the Annual Report.

2014 Annual Report | 110

	Compliance		Non-Compliance	Inform or Explain
	Total	Partial
PRINCIPLE IV. SAFEGUARDING INTEGRITY OF FINANCIAL INFORMATION WITH INDEPENDENT AUDITS.
Recommendation IV: Ensuring independence and transparency of the duties assigned to the Audit Committee and the External Auditor.
IV.1	X			Pursuant to Pampa’s bylaws, and Audit Committee Rules, said committee consists of independent members as a whole.
IV.2	X

In 2010 Pampa hired a professional as a new staff member, who fulfills the duties of an internal auditor and quarterly reports to the Audit Committee. In this sense, the Audit Committee evaluates the progress and development of the internal audit plan.

It is worth mentioning that the internal audit function is performed in accordance with international standards for internal audit practice issued by the Institute of Internal Auditors. Pampa’s internal auditor is also certified internationally by said institute.

IV.3	X

Upon the presentation and publication of Pampa’s annual financial statements, the Audit Committee conducts an annual assessment of internal auditors’ the performance and issues an informed opinion in this regard pursuant to Section 18, Title V, Chapter III of CNV Regulations (Restated Text 2013) and the Audit Committee’s Internal Rules.

IV.4			X	Pampa has no specific turnover policy in place for Supervisory Board members and/or External Auditor.

2014 Annual Report | 111

	Compliance		Non-Compliance	Inform or Explain
	Total	Partial
PRINCIPLE V. RESPECTING THE RIGHTS OF SHAREHOLDERS.
Recommendation V.1: Ensuring that shareholders have access to the Issuer’s information.
V.1.1	X

Pampa’s CEOs, on behalf of the Board of Directors’ and the Investor Relationship area, organize a conference call upon each closing and presentation of the Company’s annual and quarterly financial statements. In these conference calls, attended by all shareholders willing to participate and the investing public generally, information is provided on profits and losses for each fiscal year, relevant events for each period and answers are given on specific doubts and queries.

V.1.2	X

On the one hand, Pampa has a special area within its organization that receives questions and/or queries from its shareholders and/or the investing public generally.

On the other hand, Pampa’s website has a special ‘Customer Relationship’ section, containing any kind of material information (financial statements, filings before regulatory authorities, including the U.S. Securities & Exchange Commission and the New York Stock Exchange, relevant events, corporate governance policies, etc.) for its shareholders and the investing public generally. In turn, this special website section facilitates channeling queries.

Recommendation V.2: Promoting active participation of all shareholders.
V.2.1	X

Shareholders are given notice to attend meetings through the formal means set out in the bylaws and applicable regulations. Observance of these formalities to convene meetings is effective, and it does not undermine the principle of shareholder equal treatment.

2014 Annual Report | 112

	Compliance		Non-Compliance	Inform or Explain
	Total	Partial
V.2.2			X

Pampa considers it unnecessary and inappropriate to implement any kind of rules to ensure disclosure requirements for shareholders prior to holding a meeting, since Pampa strictly complies with the effective regulations in this matter. Along this line, Pampa guarantees shareholders’ the unrestricted exercise of the right to information, making available within the time periods specified in the applicable regulations, at its home office and also posted on its website, any relevant information and/or any information especially requested by any shareholder.

V.2.3	X

Following the provisions set out in the applicable laws and regulations, Pampa’s bylaws expressly state that, upon written request, shareholders represent at least 5% of capital stock, may request the calling of a meeting, specifying its purpose and reasons. These requests will be met so that the Board of Directors or the Supervisory Board will convene the meeting in order to hold it on a date that will not exceed 40 days after notice of call is received.

To date, none of the shareholders with at least 5% of Pampa’s capital stock has expressly requested to call a meeting.

V.2.4			X	Pampa has no policies in place to encourage the participation of major shareholders, abiding by the principle of equal treatment to shareholders, whether actual or potential.
V.2.5			X	When director candidacies are proposed, shareholders do not usually require the former to state their position regarding the adoption or not of a Corporate Governance Code.
Recommendation V.3: Ensuring the one share one vote principle.	X

It is not applicable to implement any kind of policy with the purpose of promoting the one share one vote principle. This is due to the fact that, pursuant to Pampa’s bylaws, shares are not identified by different classes, and all of them entitle to one vote.

2014 Annual Report | 113

	Compliance		Non-Compliance	Inform or Explain
	Total	Partial
Recommendation V.4: Setting out protection mechanisms for all shareholders vis-à-vis company takeovers.	X

Pursuant to the provisions set forth in Section 90 of the Capital Market Act, the application of the Public Offering of Takeover Securities Regime is universal, thus comprising every company listing its CNV-registered shares on the stock exchange, such as Pampa, and therefore Section 38 of Pampa’s bylaws turning out to be inapplicable.

Recommendation V.5: Increasing the outstanding shares/capital stock ratio.	X

Pursuant to information supplied in compliance with the requirements set forth in Section 62 of the BCBA Listing Rules, as of December 31, 2014, there is a controlling group at Pampa with shareholdings equal to 20.94% of capital stock and voting rights. Consequently, the remaining percentage of capital stock is scattered among the investing public, largely exceeding 20% the amount specified in this Recommendation.

Moreover, in the last three years, it has been confirmed that more than 20% of the Issuer’s capital stock is scattered across the market. Thus, in compliance with section 62 of the BCBA Listing Rules, the following percentages were identified in relation to the controlling group: (i) as of 12/31/14, 20.94%; (ii) as of 12/31/13, 22.63%; and (iii) as of 12/31/12, 22.79%

Recommendation V.6: Ensuring transparency of the Company’s dividend policy.
V.6.1			X

Taking into account fluctuations in the economy generally, and the electricity market particularly, Pampa has not set out a specific policy for dividend payments. In this sense, it is not advisable to establish a specific dividend payment policy. The Board of Directors assesses on a prudential basis the possibility of paying dividends to Pampa’s shareholders within each fiscal year, after thoroughly examining the economic scenario then prevailing.

2014 Annual Report | 114

	Compliance		Non-Compliance	Inform or Explain
	Total	Partial
V.6.2		X

Although the Company has not put in place documented procedures to prepare the Issuer’s proposal for appropriation of retained earnings, Pampa’s Board of Directors drafts an informed proposal in conformity with legal requirements, which is included in the Annual Report.

The Shareholders’ Meeting held on April 30, 2014, resolved that profits recorded in the fiscal year ended 12/31/2013, amounting to AR$286.083,801, be allotted as follows: (i) 5% to the Legal Reserve; and (ii) the balance, to an Optional Reserve.

PRINCIPLE VI. MAINTAINING DIRECT AND RESPONSIBLE BONDS OF TRUST WITH THE COMMUNITY.
Recommendation VI: Providing the community with information on the Issuer’s affairs, and a direct communication channel with the Company.
VI.1	X

Pampa’s website www.pampaenergia.com, a user-friendly browser tool, which is constantly upgraded, including complete and accurate information on the member companies of the business group led by Pampa and their respective business. This website also enables users to ask questions and send queries.

VI.2		X

Once a year, Pampa prepares an Environmental Management Report, within each of its electric power generation plants.

Pampa also prepares an Environmental Sustainability Report following the Global Reporting Initiative (‘GRI’) guidelines, which contain a specific chapter on environmental sustainability and responsibility.

2014 Annual Report | 115

	Compliance		Non-Compliance	Inform or Explain
	Total	Partial
PRINCIPLE VII. PROVIDING FOR FAIR AND EQUITABLE COMPENSATION.

Recommendation VII: Setting out clear-cut policies for compensation of directors and senior managers, specifically focusing on conventional or bylaws-imposed limitations depending on the existence of profits.

VII.1			X

Pampa has no Compensation Committee in place. One of the key functions that this committee may discharge in relation to compensation of directors and statutory auditors are currently performed by Pampa’s Audit Committee. On the other hand, any matter concerning remuneration of managers and employees is addressed by the Company’s HR Division in compliance with applicable laws and regulations.

VII.1.1			X	Not applicable.
VII.1.2			X	Not applicable.
VII.1.3			X	Not applicable.
VII.1.4			X	Not applicable.
VII.1.5			X	Not applicable.
VII.2			X	Not applicable.
VII.2.1			X	Not applicable.
VII.2.2			X	Not applicable.
VII.2.3			X	Not applicable.
VII.2.4			X	Not applicable.
VII.2.5			X	Not applicable.
VII.2.6			X	Not applicable.
VII.2.7			X	Not applicable.
VII.3			X	Not applicable.

2014 Annual Report | 116

	Compliance		Non-Compliance	Inform or Explain
	Total	Partial
VII.4	X

Pampa’s Audit Committee Rules provides that the Audit Committee will have a duty to approve any proposal for compensation of company CEOs so that the Board of Directors may submit the relevant proposal for consideration at the Shareholders’ Meeting. They may require advice on compensation matters from world-recognized experts, making their best effort to ensure that remuneration amounts received by company CEOs are similar to those paid to other executives filling like positions in Argentina and abroad, who manage private equity business and investments in the Argentine market and/or other countries in the region, taking into account the contribution made by each CEO and the Company’s general net worth position and operational income. In this regard, the Audit Committee timely issues an opinion on the proposed remuneration for directors and senior managers strictly based on reasonable compensation criteria.

On the other hand, regarding the rest of the Company’s employees, the HR Division is responsible for developing and conducting the procedure for setting the relevant compensation amounts.

PRINCIPLE VIII. PROMOTING BUSINESS ETHICS
Recommendation VIII: Ensuring ethical behavior within the Issuer.
VIII.1	X

Pampa has put in place a Code of Business Conduct which, additionally to setting out the ethical principles which lay the groundwork for the relationship between Pampa and its employees and suppliers, provides for means and tools that guarantee the transparency of affairs and issues affecting Pampa’s proper management. The Code provides for principles that will be applicable to the relationship between Pampa and its contractors, subcontractors, suppliers, and advisors, pursuant to applicable laws and regulations.

On the other hand, the Code of Business Conduct, which is publicly available, must be signed by all the Company’s employees and members of the Board of Directors.

2014 Annual Report | 117

	Compliance		Non-Compliance	Inform or Explain
	Total	Partial
VIII.2	X

As part of the various corporate governance policies adopted in the course of 2009, Pampa’s Management Committee has approved implementing the Ethics Hotline as an exclusive channel to report, under strict confidentiality, any suspected misconduct or breach of the Code of Business Conduct.

The procedure for receiving, analyzing, and processing claims forwarded through the different Ethics Hotline channels (toll-free telephone number, e-mail, and/or webpage) is managed by a third-party provider.

VIII.3	X

The Code for Reporting Suspected Misconduct or Fraud Behavior within Pampa Group, under which the Ethics Hotline is implemented, provides that once a complaint is submitted, the third-party provider will draw up a report that will be sent to the Legal Counsel and Compliance Manager who, under Pampa’s Audit Committee supervision, will examine the complaint and classify it by degree of urgency and type of claim. Depending on how the complaint is categorized, it will be treated differently, which may even include the conduct of complaint-related inquiry proceedings. If appropriate, Pampa’s CEOs may coordinate taking complaint-related corrective and/or disciplinary action.

PRINCIPLE IX: DEEPENING THE SCOPE OF THE CODE
Recommendation IX: Fostering the inclusion of good corporate governance practices in the Bylaws.	X

The Board of Directors annually approves the Code of Corporate Governance Report, which is drafted in accordance with the applicable CNV regulations. However, Pampa’s Board of Directors believes that at present the provisions of the Code should not necessarily be shown as a whole in the Bylaws. Considering that the Bylaws, as well as the Report, may be qualified as publicly available information through the CNV webpage, Pampa fully complies with the capital market transparency principle.

2014 Annual Report | 118

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013, AND

FOR THE YEARS THEN ENDED

GLOSSARY OF TERMS

The following are not technical definitions, but they are helpful for the reader’s understanding of some terms used in the notes to the consolidated financial statements of the Company.

Terms	Definitions
AFIP	Federal Administration of Public Revenue
AESEBA	AESEBA S.A.
BLL	Bodega Loma La Lata S.A.
CAMMESA	Compañía Administradora del Mercado Eléctrico Mayorista S.A.
CC	Combined Cycle
CGU	Cash-Generating Units
CIESA	Compañía de Inversiones de Energía S.A.
Citelec	Compañía Inversora en Transmisión Eléctrica Citelec S.A.
CMM	Cost Monitoring Mechanism
CPB	Central Piedra Buena S.A.
CTG	Central Térmica Güemes S.A.
CTLL	Central Térmica Loma La Lata S.A.
CTP	Central Térmica Piquirenda
CSJN	Supreme Court of Justice of the Nation
CYCSA	Comunicación y Consumos S.A.
DESA	Desarrollos Energéticos S.A.
DRF	Debt Repayment Flow
EASA	Electricidad Argentina S.A.
EDEN	Empresa Distribuidora de Energía Norte S.A.
Edenor	Empresa Distribuidora y Comercializadora Norte S.A.
EGSSA	Emdersa Generación Salta S.A.
ENDISA	Energía Distribuida S.A.
ENRE	National Regulatory Authority of Electricity
ES	Secretary of Energy
FOCEDE	Fund works of consolidation and expansion of electrical distribution

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
FOTAE	Works Administration Trust Transport for Electricity Supply
FONINVEMEM	Fund for Investments required to increase the electric power supply in the WEM
Foundation	Pampa Energía Foundation committed to education
GE	General Electric
HA	Historical Availability
HIDISA	Hidroeléctrica Diamante S.A.
HINISA	Hidroeléctrica Los Nihuiles S.A.
HRP	Hours Power Compensation
IEASA	IEASA S.A.
IFRIC	International Financial Reporting Interpretations Committee
ICBC	Industrial and Commercial Bank of China
IGMP	Minimum Notional Income Tax
INDISA	Inversora Diamante S.A.
INNISA	Inversora Nihuiles S.A.
IPB	Inversora Piedra Buena S.A.
LVFVD	Sales Liquidations with Maturity Date to be Defined
MAT	WEM’s Forward Market
MAN Engines	MAN B & W Diesel model 18V32/40PGI
MPFIPYS	Ministry of Federal Planning, Public Investment and Services
NYSE	The New York Stock Exchange
IAS	International Accounting Standards
IFRS	International Financial Reporting Standards
Orígenes Retiro	Orígenes Seguros de Retiro S.A.
RA	Recorded Availability
PACOSA	Pampa Comercializadora S.A.
PEPASA	Petrolera Pampa S.A.
PEPCA	PEPCA S.A

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
PISA	Pampa Inversiones S.A.
Powerco	Powerco S.A.
PP	Pampa Participaciones S.A.
PP II	Pampa Participaciones II S.A.
PUREE	Rational Use of Electricity Programme
Salaverri, Dellatorre, Burgio & Wetzler	Salaverri, Dellatorre, Burgio y Wetzler Malbran Abogados Sociedad Civil
ST	Secretary of Labor
SEC	Securities and Exchange Commission
TA	Target Availability
The Company / Group	Pampa Energía S.A. and its subsidiaries
TG	Gas Turbine
TGS	Transportadora de Gas del Sur S.A.
TJSM	Termoeléctrica San Martín S.A.
TMB	Termoeléctrica Manuel Belgrano S.A.
TV	Vapor Turbine
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transelec	Transelec Argentina S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
UMA	Undertaken Minimum Availability
UTE Senillosa	Petrolera Pampa S.A. – Rovella Carranza – Gas y Petróleo de Neuquén, Unión Transitoria de Empresas Senillosa
VCP	Short-term securities
WEM	Wholesale Electricity Market

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2014 and 2013

(In Argentine Pesos (“$”) – unless otherwise stated)

	Note	12.31.2014	12.31.2013
ASSETS
NON CURRENT ASSETS
Investments in joint ventures	8	226,894,893	188,644,285
Investments in associates	9	133,169,584	134,774,654
Property, plant and equipment	10	9,218,099,975	6,902,661,359
Intangible assets	11	872,384,099	901,846,313
Biological assets	12	1,894,481	1,935,296
Financial assets at fair value through profit and loss	13	963,012,962	432,729,855
Deferred tax assets	14	93,681,916	63,214,262
Trade and other receivables	15	954,842,893	366,685,679
Total non current assets		12,463,980,803	8,992,491,703

CURRENT ASSETS
Biological assets	12	198,470	564,431
Inventories	16	135,570,860	114,615,289
Financial assets at fair value through profit and loss	13	1,028,577,127	844,259,368
Trade and other receivables	15	2,896,835,156	2,256,967,076
Cash and cash equivalents	17	335,234,106	341,668,865
Total current assets		4,396,415,719	3,558,075,029
Assets classified as held for sale		-	11,987,500
Total assets		16,860,396,522	12,562,554,232

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (Continuation)

	Note	12.31.2014	12.31.2013
SHAREHOLDERS´ EQUITY
Share capital	19	1,314,310,895	1,314,310,895
Additional paid-in capital		342,984,871	263,489,911
Legal reserve		14,304,190	-
Voluntary reserve		271,779,611	-
Reserve for directors’ options		266,060,067	259,351,053
Retained earnings		743,159,355	286,083,801
Other comprehensive loss		(32,191,096)	(24,385,321)
Equity attributable to owners of the company		2,920,407,893	2,098,850,339
Non-controlling interest		633,431,122	775,971,764
Total equity		3,553,839,015	2,874,822,103

LIABILITIES
NON CURRENT LIABILITIES
Trade and other payables	20	1,909,433,852	1,295,851,077
Borrowings	21	3,731,267,723	2,924,530,436
Deferred revenue	22	109,089,120	33,665,717
Salaries and social security payable	23	62,858,307	25,959,305
Defined benefit plans	24	196,587,957	136,521,808
Deferred tax liabilities	14	470,584,488	416,561,631
Taxes payable	25	274,654,874	150,095,508
Provisions	26	119,455,898	91,464,804
Total non current liabilities		6,873,932,219	5,074,650,286

CURRENT LIABILITIES
Trade and other payables	20	4,535,528,435	3,098,555,391
Borrowings	21	839,303,970	753,571,799
Deferred revenue	22	763,684	-
Salaries and social security payable	23	725,274,898	501,445,076
Defined benefit plans	24	26,759,690	8,552,119
Taxes payable	25	231,928,622	239,718,270
Derivative financial instruments	4.13	47,880,462	-
Provisions	26	25,185,527	11,239,188
Total current liabilities		6,432,625,288	4,613,081,843
Total liabilities		13,306,557,507	9,687,732,129
Total liabilities and equity		16,860,396,522	12,562,554,232

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, 2014 and 2013

(In Argentine Pesos (“$”) – unless otherwise stated)

	Note	12.31.2014	12.31.2013

Revenue	27	6,204,645,511	5,334,993,550
Cost of sales	28	(6,029,079,708)	(5,603,274,246)
Gross profit (loss)		175,565,803	(268,280,696)

Selling expenses	29	(713,360,347)	(634,221,473)
Administrative expenses	30	(837,458,716)	(563,852,810)
Other operating income	31	311,975,857	466,220,030
Other operating expenses	31	(447,074,876)	(204,039,316)
Reversal of impairment of property, plant and equipment	5	88,406,704	-
Share of profit (loss) of joint ventures	8	34,208,368	(4,799,349)
Share of (loss) profit of associates	9	(1,605,070)	2,228,499
Operating loss before Resolution ES No. 250/13 and subsequent Notes		(1,389,342,277)	(1,206,745,115)
Higher Costs Recognition - Resolution ES No. 250/13 and subsequent Notes	2	2,271,926,952	2,933,051,544
Operating income		882,584,675	1,726,306,429

Financial income	32	440,541,774	336,295,165
Financial cost	32	(1,113,228,906)	(813,875,720)
Other financial results	32	420,055,021	(519,261,217)
Financial results, net		(252,632,111)	(996,841,772)
Profit before income tax		629,952,564	729,464,657

Income tax and minimun national income tax	33	(100,412,278)	12,178,991
Profit for the year from continuing operations		529,540,286	741,643,648

Discontinued operations	18	-	(126,858,328)
Total profit of the year		529,540,286	614,785,320

Other comprehensive (loss) income
Items that will not be reclassified to profit or loss
Remeasurements related to defined benefit plans	24	(23,297,267)	(27,034,200)
Income tax	14	10,763,517	6,852,496
Items that may be subsequently reclassified to profit or loss
Loss of joint ventures	8	(2,129,126)	(70,562)
Other comprehensive loss of the year		(14,662,876)	(20,252,266)
Comprehensive income of the year		514,877,410	594,533,054

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS) (Continuation)

	Note	12.31.2014	12.31.2013
Total Profit (loss) of the year attributable to:
Owners of the company		743,159,355	286,083,801
Non - controlling interest		(213,619,069)	328,701,519
		529,540,286	614,785,320

Total profit (loss) of the year attributable to owners of the company:
Continuing operations		743,159,355	371,782,245
Discontinued operations		-	(85,698,444)
		743,159,355	286,083,801

Total comprehensive income (loss) of the year attributable to:
Owners of the company		735,353,580	272,451,852
Non - controlling interest		(220,476,170)	322,081,202
		514,877,410	594,533,054

Earing (Loss) per share attributable to the equity holders of the company during the year
Basic earnings per share from continuing operations	34	0.5654	0.2829
Diluted earnings (loss) per share from continuing operations	34	0.5082	0.2829
Basic and diluted loss per share from discontinued operations	34	-	(0.0652)

  The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the years ended December 31, 2014 and 2013

 (In Argentine Pesos (“$”) – unless otherwise stated)

	Attributable to owners
	Equity holders of the company		Retained earnings						Non-controlling interest	Total equity
	Share capital	Additional paid-in capital and other reserves	Legal reserve	Voluntary reserve	Reserve for directors’ options	Other comprehensive (loss) income	Retained earnings (Accumulated losses)	Subtotal
Balance as of December 31, 2012	1,314,310,895	1,018,352,216	-	-	250,405,701	(10,753,372)	(771,796,574)	1,800,518,866	529,796,278	2,330,315,144
	-	-	-	-	-	-	-	-	-	-
Reserve for directors’ options	-	-	-	-	8,945,352	-	-	8,945,352	-	8,945,352
Accumulated losses absorptions - Shareholders’ meeting 04.26.2013	-	(771,796,574)	-	-	-	-	771,796,574	-	-	-
Dividends attributables to non-controlling interest	-	-	-	-	-	-	-	-	(15,467,679)	(15,467,679)
Sale of subsidiaries	-	-	-	-	-	-	-	-	(72,127,674)	(72,127,674)
Sale of interest in subsidiaries	-	7,698,689	-	-	-	-	-	7,698,689	20,941,588	28,640,277
Merging of subsidiaries	-	9,235,580	-	-	-	-	-	9,235,580	(9,251,951)	(16,371)

Profit for the year	-	-	-	-	-	-	286,083,801	286,083,801	328,701,519	614,785,320
Other comprehensive loss for the year	-	-	-	-	-	(13,631,949)	-	(13,631,949)	(6,620,317)	(20,252,266)
Comprehensive (loss) profit for the year	-	-	-	-	-	(13,631,949)	286,083,801	272,451,852	322,081,202	594,533,054

Balance as of December 31, 2013	1,314,310,895	263,489,911	-	-	259,351,053	(24,385,321)	286,083,801	2,098,850,339	775,971,764	2,874,822,103

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Continuation)

	Attributable to owners
	Equity holders of the company		Retained earnings						Non-controlling interest	Total equity
	Share capital	Additional paid-in capital and other reserves	Legal reserve	Voluntary reserve	Reserve for directors’ options	Other comprehensive (loss) income	Retained earnings (Accumulated losses)	Subtotal
Balance as of December 31, 2013	1,314,310,895	263,489,911	-	-	259,351,053	(24,385,321)	286,083,801	2,098,850,339	775,971,764	2,874,822,103

Reserve for directors’ options	-	-	-	-	6,709,014	-	-	6,709,014	-	6,709,014
Sale of interest in subsidiaries	-	66,900,103	-	-	-	-	-	66,900,103	7,814,930	74,715,033
Change of interest in subsidiaries	-	12,594,857	-	-	-	-	-	12,594,857	86,752,644	99,347,501
Dividends attributables to non-controlling interest	-	-	-	-	-	-	-	-	(16,632,046)	(16,632,046)
Constitution of legal reserve - Shareholders’ meeting 04.30.2014	-	-	14,304,190	-	-	-	(14,304,190)	-	-	-
Constitution of voluntary reserve - Shareholders’ meeting 04.30.2014	-	-	-	271,779,611	-	-	(271,779,611)	-	-	-

Profit for the year	-	-	-	-	-	-	743,159,355	743,159,355	(213,619,069)	529,540,286
Other comprehensive loss for the year	-	-	-	-	-	(7,805,775)	-	(7,805,775)	(6,857,101)	(14,662,876)
Comprehensive (loss) profit for the year	-	-	-	-	-	(7,805,775)	743,159,355	735,353,580	(220,476,170)	514,877,410

Balance as of December 31, 2014	1,314,310,895	342,984,871	14,304,190	271,779,611	266,060,067	(32,191,096)	743,159,355	2,920,407,893	633,431,122	3,553,839,015

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended December 31, 2014 and 2013

 (In Argentine Pesos (“$”) – unless otherwise stated)

	Note	12.31.2014	12.31.2013
Cash flows from operating activities:
Total profit for the year		529,540,286	614,785,320
Adjustments to reconcile net (loss) profit to cash flows generated by operating activities:
Income tax and minimum notional income tax	33	100,412,278	(12,178,991)
Accrued interest		596,724,545	447,574,296
Depreciations and amortizations	28, 29 and 30	467,160,148	374,791,231
Reserve for directors’ options	30	6,709,014	8,945,352
Recovery of impairment of property, plant and equipment	5	(88,406,704)	-
(Recovery) Constitution of accruals, net		(23,697,702)	48,343,247
Constitution of provisions, net		95,822,786	36,571,446
Share of profit (loss) of joint ventures and associates	8 and 9	(32,603,298)	2,570,850
Accrual of defined benefit plans	28, 29 and 30	73,163,395	33,754,716
Net foreing currency exchange difference	32	712,822,106	744,150,070
Results for discounted value measurement	32	(223,304,132)	155,869,735
Changes in the fair value of financial instruments	32	(859,434,692)	(295,854,837)
Result from repurchase of corporate bonds	32	(47,122,571)	(88,879,485)
Results from property, plant and equipment sale and decreases	31	18,639,620	13,404,236
Consumption of materials		11,869,855	6,783,353
Recovery of other operative expenses	31	-	(13,002,003)
Revenue recognition from CAMMESA finance		(18,852,659)	(17,402,480)
Higher Costs Recognition - ES Resolution No. 250/13 and subsequent Notes	2	(2,271,926,952)	(2,933,051,544)
Dividends income earned	31	(6,226,319)	(6,876,038)
Recognition of March Agreement	31	-	(85,177,042)
Recovery of sales tax	38	(41,110,709)	-
Other finance results		(4,301,834)	3,811,823
Other operating costs for contract termination	31	11,366,548	-
Compensation agreements	29, 30 and 31	61,546,421	-
Other expenses FOCEDE	31	97,701,000	-
Other		(236,118)	1,871,525
Discontinued operations		-	199,135,735

Changes in operating assets and liabilities:
Increase in trade receivables and other receivables		(753,779,506)	(508,715,144)
Increase in inventories		(21,085,864)	(50,402,379)
Decreace (Increase) in biological assets		365,961	(916,879)
(Decrease) Increase in trade and other payables		(29,446,104)	183,440,125
Increase (Decrease) in deferred income		76,187,087	(700,044)
Increase in salaries and social security payable		260,712,693	112,375,704
Decrease in defined benefit plans		(18,186,942)	(13,164,865)
Increase (Decrease) in taxes payable		51,441,807	(31,963)
Decrease in provisions		(54,049,454)	(25,358,712)
Income tax paid		(880,339)	(3,692,829)
Funds obtained from PUREE (ES Resolution No. 1037/07)		482,928,401	491,946,068
Subtotal before variations of debts with CAMMESA		(839,537,948)	(575,280,403)
Increase in account payable and loans with CAMMESA		3,455,497,600	2,231,477,000
Net cash generated by operating activities		2,615,959,652	1,656,196,597

CONSOLIDATED STATEMENT OF CASH FLOWS (Continuation)

	Note	12.31.2014	12.31.2013
Cash flows from investing activities:
Purchases of property, plant and equipment acquisition		(2,331,067,374)	(1,050,265,080)
Purchases of financial assets at fair value		(1,055,481,705)	(353,525,353)
Purcahses of derivative financial instruments		(42,125,000)	-
Proceeds from property, plant and equipment sale		2,281,299	399,407
Proceeds from financial assets at fair value sale		1,258,242,711	279,128,770
Proceeds from financial assets' amortization		3,239,076	54,793,585
Proceeds from financial assets' interest		18,169	1,878,384
Proceeds from dividends		2,777,280	13,028,406
Proceeds from loans		3,369,441	4,617,341
Recovery (Subscription) of investment funds, net		(77,330,026)	(282,191,942)
Constitution of guarantee deposits		(276,616,965)	-
Capital contribution in joint ventures		(250,000)	(205,386)
Loans to third parties		(1,187,416)	-
Recovery of advances to suppliers of property, plant and equipment		274,360	-
Discontinued operations		-	(124,246,000)
Net cash used in investing activities		(2,513,856,150)	(1,456,587,868)

Cash flows from financing activities:
Proceeds from borrowings		2,519,386,589	656,489,875
Payment of borrowings		(2,253,561,870)	(513,035,781)
Payment of borrowings' interests		(567,793,296)	(200,559,674)
Proceeds from sale of interest in subsidiaries		74,714,844	28,640,301
Proceeds from change in ownership in a subsidiary without loosing control		98,997,500	-
Payment of dividends		(19,432,044)	(7,871,681)
Payment for repurchase of corporate bonds		-	(65,982,241)
Discontinued operations		-	25,388,000
Net cash used in financing activities		(147,688,277)	(76,931,201)

(Decrease) Increase in cash and cash equivalent		(45,584,775)	122,677,528

Cash and cash equivalents at the beginning of the year	17	341,668,865	156,647,001
Cash and cash equivalents at the beginning of the year included in assets classified as held for sale		-	11,154,000
Foreing currency exchange difference generated by cash and cash equivalents		39,150,016	51,190,336
(Decrease) Increase in cash and cash equivalents		(45,584,775)	122,677,528
Cash and cash equivalents at the end of the year	17	335,234,106	341,668,865

Cash and cash equivalents at the end of the year in the statement of financial position		335,234,106	341,668,865
Cash and cash equivalents at the end of the year		335,234,106	341,668,865

CONSOLIDATED STATEMENT OF CASH FLOWS (Continuation)

	12.31.2014	12.31.2013
Significant Non-cash transactions:
Acquisition of property, plant and equipment through an increase in trade payables	(208,339,247)	(158,325,018)
Borrowing costs capitalized in property, plant and equipment	(123,861,184)	(24,532,005)
Decrease in PUREE related liability (Res. ES No. 250/13 and subsequent Notes)	574,009,553	1,661,103,990
Decrease in financial assets at fair value from repurchase of Corporate Bonds	(91,637,990)	(165,085,442)
Decrease from offsetting of liability with CAMMESA for electricity purchases against receivables (Res. ES No. 250/13 and subsequent Notes)	(2,218,423,960)	(1,152,267,285)
Decrease in borrowings through offsetting trade receivables	(131,875,580)	-
Reclassification of assets classified as held for sale to property, plant and equipment	(11,987,500)	-
Acquisition of property, plant and equipment through an increase in liability with FOCEDE	(32,939,174)	(48,960,000)
Increase in financial assets at fair value from subsidiary sale	-	334,339,766
Increase in other receivables from subsidiary sale	-	44,626,592

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2014 and 2013 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 1: GENERAL INFORMATION

The Company is an integrated electricity company which, through its subsidiaries and joint ventures, is engaged in of the electricity generation, transmission and distribution in Argentina.

In the generation business, the Company has an installed capacity of approximately 2,217 MW, which accounts for approximately 7.1% of the installed capacity in Argentina.

In the transmission business, the Company joint-controls Citelec, which is the controlling company of Transener, that performs the operation and maintenance of the high-tension transmission network in Argentina which covers 12,279 km of lines of its own, as well as 6,159 km of high-tension lines belonging to Transba in the province of Buenos Aires. Both companies together carry 90% of the electricity in Argentina.

In the distribution business, the Company, through Edenor, distributes electricity among over 2.8 million customers throughout the northern region of Buenos Aires City, the north and northwest of Greater Buenos Aires.

In other sectors, the Company conducts financial investment operations, oil and gas exploration and exploitation, and it keeps investments in other companies that have complementary activities.

NOTE 2: REGULATORY FRAMEWORK

2.1 Generation

The future development of the power generation activity could force the Government to modify adopted measures or to introduce additional regulations. The impacts generated by the whole set of measures adopted as at the date hereof by the National Government on the Company and its subsidiaries’ financial, economic and cash position as at December 31, 2014 have been calculated based on the assessments and estimates made by the Company management as at the date of preparation of these consolidated financial statements and should be interpreted considering these circumstances.

On March 22, 2013, the ES issued the Resolution No. 95/13 introducing a new remuneration scheme for the electric generation activity and several modifications to the WEM organization, including the suspension from entering into new agreements and renewing agreements in force in the MAT and the centralization of business management and dispatch of fuels for CAMMESA generation.

On November 19, 2014, the Company and its power generation subsidiaries received a request for information from the Hydrocarbon Investment Plan’s Strategic Planning and Coordination Committee so that it should provide the information necessary to conduct a comprehensive analysis of the electricity market. In this sense, the Company and its power generation subsidiaries have timely and properly submitted all documentation required by the authorities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

a.     Resolution No. 95/13 – New Remuneration Scheme and other Modifications to the WEM (“the Resolution”)

The Resolution —published in the Official Bulletin on March 26, 2013— established a new general-scope system replacing the remuneration scheme that was applicable to all the generation sector (generators, self-generators and co-generators), with the following exceptions: (i) bi-national hydroelectric power plants and nuclear power plants; y (ii) the electric power and/or energy marketed undercontracts regulated by the ES having a differential remuneration as fixing  ES Resolutions No. 1193/05, 1281/06, 220/07, 1836/07, 200/09, 712/09, 762/09, 108/11 and 137/11, as well as any other kind of electric power supply contract under a differential remuneration system established by the ES (the “Covered Generators”).

Therefore, power and/or energy marketed by the Company and its generation subsidiaries under the WEM Supply Agreement pursuant to ES Resolutions No. 1281/06 and No. 220/07 will be exempted from the new remuneration scheme.

The new remuneration scheme started to be applied to economic transactions for the month of February, 2013. However, its actual application to each specific generating agent required that it should waive all and any administrative and/or judicial claims it may have brought against the National Government, the ES and/ or CAMMESA regarding the 2008-2011 Agreement for the Management and Operation of Projects, Thermal Generation Availability Increase and Adjustment of the Generation Remuneration (the “2008-2011 Agreement”) and/or in connection with ES Resolution No. 406/03. Furthermore, each generating agent should agree to waive its right to file judicial and/or administrative claims against the National Government, the ES and/or CAMMESA regarding agreement and resolution before mentioned.

The new remuneration scheme comprises three items:

i.         Fixed Costs Remuneration: it considers and remunerates the provision in the HRP. This remuneration is subject to the compliance with a DO —which is equivalent to the average availability per technology during the last three calendar years— and the Historical Average Availability of each unit. The remuneration to be received by the generating agent will depend on the technology and on the degree of compliance with the DO:

The parameters defined by the Resolution by type of technology are as follows:

Technology and scale	$/MW-HRP
TG units with power (P) > 50 Mw	40.00
TV units with power (P) < 100 Mw	52.80
TV units with power (P) > 100 Mw	44.00
HI units with power (P) < 120 Mw	37.40
HI units with power (P) between 120 Mw and 300 Mw	20.40

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

Generators will be entitled to the following Fixed Costs Remuneration percentages:

Availability of the unit regarding:
Price of the Fixed Costs Remuneration collectable		DO		Historical Average Availability (average for the last 3 years)
100%	or	>	and	> 80%
		<	and	>105%
75%		>	and	<80%
50%		<	and	between 100% and 105%
35%		<	and	<100%

The Resolution points out that in case a generator is not eligible for the Fixed Costs Remuneration for breaching the DO parameters, this remuneration may not be lower than 12 $/MW-HRP.

ii.        Variable Costs Remuneration: new values are established replacing the remuneration of Maintenance Variable Costs and Other Non-Fuel Variable Costs. They are calculated on a monthly basis based on the power generated by each type of fuel:

Clasification	Running with:
	Natural Gas	Liquid Fuels	Coal
	$/MWh
TG units with power (P) > 50 Mw	19.00	33.25	-
TV units with power (P) < 100 Mw	19.00	33.25	57.00
TV units with power (P) > 100 Mw	19.00	33.25	57.00

HI Units	$/MW-HRP
HI units with power (P) < 120 Mw	17.00
HI units with power (P) between 120 Mw and 300 Mw	17.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

iii.     Additional Remuneration: A portion is paid directly to the generator and the other part of this remuneration will be allocated to “new infrastructural projects in the electric sectors” to be defined by the ES through a trust.

	Allocation
	Generator $/MWh	Trust $/MWh
TG units with power (P) > 50 Mw	7.50	5.00
TV units with power (P) < 100 Mw	8.75	3.75
TV units with power (P) > 100 Mw	7.50	5.00
HI units with power (P) < 120 Mw	63.00	27.00
HI units with power (P) between 120 Mw and 300 Mw	54.00	36.00

To the detailed remuneration that makes up the whole remuneration collectable in the WEM by Covered Generators, should be discounted the electric energy and/or power committed to the MAT or pursuant to other similar agreements, valued at the applicable market price, with the exception of the previously mentioned specific contracts, and after deducting any other charge and/or service to be borne by the mentioned agents.

Payment Priority

The Resolution provides for two new payment priorities, excluding to such effect the application of ES Resolution No. 406/03: (i) the Fixed Costs Remuneration, the recognition of fuel costs and the Variable Costs Remuneration will be cancelled in the first place; and (ii) the Additional Remuneration will be cancelled in the second place.

However, it is established that CAMMESA —based on what is provided for by the ES— should accommodate this order to the applicable criteria, that is, to ES Resolution No. 406/03 itself.

As regards the priority in the settlement of the above-mentioned remuneration, it set forth that the Fixed Costs Remuneration, the Variable Costs Remuneration and the Additional Remuneration settled directly to the generator, as well as the recognition of fuel costs, will have the same priority as that set forth in Section 4.e of ES Resolution No. 406/03.

Likewise, the remuneration of frequency regulation services and short-term reserve will be brought in line with the priority set forth by Section 4.d of ES Resolution No. 406/03, and the additional remuneration allocated to the trust, with that contemplated in subsection c) of such resolution.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

Through ES Note No. 4858/13, CAMMESA was instructed to implement a payment priority mechanism in favor of generators adhering to the Resolution in order to keep a liquidity level similar to that prior to the passing of such Resolution. To such effect, CAMMESA will:

         i.       Record the amounts collected directly from Large Users;

          ii.     Allocate such amounts to cover the generators’ remuneration —firstly fixed costs, afterwards variable costs and lastly the direct additional remuneration—. This distribution will be made pro rata based on the relative participation of each Generator in each of the items.

Recognition of fuel costs

The Resolution provides that the commercial management and dispatch of fuels for generation purposes will be centralized in CAMMESA. Generators may not renew or extend their contracts with suppliers, with the exception of those marketing power under supply agreements having a differential remuneration system, in which case they may continue entering into fuel contracts to provide firm support to their supply commitments. Notwithstanding that, until the termination of the contracts currently in force between generators and their suppliers, costs associated with the reference price, recognized freights, costs associated with the transportation and distribution of natural gas, as well as their related taxes and rates, will be recognized. For the recognition of those costs, two conditions should be met: (i) the kind of costs should be, at the Resolution’s effective date, being recognized by CAMMESA; and (ii) those costs should result from contractual relationships taken on before the Resolution’s effective date.

Later on, and regarding the supply of fuel for generation purposes, ES Note No. 8152/13 instructed CAMMESA to call oil companies registered under the “Natural Gas Surplus Injection Promotion Program” and/or the “Program for the Promotion of Natural Gas Injection for Companies with Reduced Injection” for the Northeast and Neuquén Basins.

Furthermore, ES Note No. 5129/13 instructed CAMMESA to optimize the generation and fuel dispatch taking into consideration actual acquisition costs according to the conditions described by CAMMESA in the analysis previously sent to the ES. This modification will result in a change in the current dispatch conditions and the mixture of fuels used for generation purposes.

Trust for the execution of works in the electric sector

As it has been previously explained, part of the Additional Remuneration will be allocated to a trust for the execution of works in the electricity sector. The Resolution provides that the ES will establish the mechanisms of that trust integration.

Additionally, the Resolution sets forth that the ES will define the mechanism under which the LVFVDs issued by CAMMESA pursuant to ES Resolution No. 406/03 and not comprised within the general and/or specific agreements entered into with the ES and/or provisions aimed to the execution of investment works and/or existing equipment maintenance tasks should be destined to the payment of such trust.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

As from September 2013, CAMMESA started to settle the Additional Remuneration’s amounts to be destined to the trust as LVFVDs.

Suspension of contracts in the MAT

The Resolution transient the incorporation of new contracts into the MAT (excluding those derived from resolutions fixing a differential remuneration system), as well as their extension or renewal. Notwithstanding the foregoing, contracts in force as at the Resolution’s effective date will continue being managed by CAMMESA until their termination. After their termination, Large Users will have to acquire their supplies directly from CAMMESA pursuant to the conditions established to such effect by the ES.

Resolution’s Implementation Criteria

The ES instructed CAMMESA to classify the Covered Agents’ generating units according to the scales set forth in the Resolution, and this classification will be subject to review by the ES itself. This classification was made by CAMMESA through note B-80255-1, according to the following detail:

Company	Generating unit	Technology	Power
CTG	GUEMTV11	TV	<100 MW
CTG	GUEMTV12	TV	<100 MW
CTG	GUEMTV13	TV	>100 MW
CPB	BBLATV29	TV	>100 MW
CPB	BBLATV30	TV	>100 MW
CTLL	LDLATG01	TG	>50 MW
CTLL	LDLATG02	TG	>50 MW
CTLL	LDLATG03	TG	>50 MW
HIDISA	AGUA DEL TORO	HI	HI – Media 120<P≤300
HIDISA	EL TIGRE	HI	HI – Chica 0<P≤120
HIDISA	LOS REYUNOS	HI	HI – Media 120<P≤300
HINISA	NIHUIL I	HI	HI – Media 120<P≤300
HINISA	NIHUIL II	HI	HI – Media 120<P≤300
HINISA	NIHUIL III	HI	HI – Media 120<P≤300

On May 31 the power generating subsidiaries waived their right to file administrative and/or judicial claims against the National Government, the ES and/or CAMMESA with reference to the 2008-2011 Agreement and/or ES Resolution No. 406/03, as well as to bring new claims regarding the stated items and periods.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

On June 11, 2013, the SE informed CAMMESA through ES Notes No. 3145, 3146, 3147of the acceptance of the terms under which the subsidiaries of thermal generation, made the above mentioned waivers, as from which the new remuneration scheme will become applicable to these companies. Therefore, as at the date of these consolidated financial statements, these subsidiaries have recognized the new remuneration scheme set forth by the Resolution effective as from the February 2013 transaction.

Afterwards, on November 22, 2013, subsidiaries HIDISA and HINISA submitted these waivers and requested the application of the previously-mentioned remuneration scheme effective as from the commercial transaction corresponding to the month of November, 2013. Based on the subsidiaries’ request, CAMMESA started applying the new remuneration system as from that month.

b.     ES Res. No. 529/14 – Update of the remuneration scheme implemented by ES Res. No. 95/13

ES Res. No. 529/14 dated May 23, 2014, which replaced exhibits I, II and III of ES Res. No. 95/13, provided for a retroactive updating —as from the economic transactions for the month of February, 2014— of the remuneration values contemplated in mentioned exhibits and modified fixed costs’ remuneration settlement mechanism as follows, and that affect subsidiaries’ generation units:

i.         Fixed Costs Remuneration:

Technology and scale	$/MW-HRP
TG units with power (P) > 50 Mw	50.00
TV units with power (P) < 100 Mw	83.20
TV units with power (P) > 100 Mw	59.40
HI units with power (P) < 120 Mw	76.50
HI units with power (P) between 120 Mw and 300 Mw	29.80

The method for calculating the fixed costs remuneration to the generating agents comprised within the above-described scheme and having conventional thermal generation equipment (TG, TV and CC) will be variable based on the RA, the TA, the HA, and the time of the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

A base percentage is defined, which is applied to the Fixed Costs Remuneration in accordance with the following values:

TV	June-August and December-February periods	March-May and September-November periods
RA > 90%	110%	100%
80% < RA ≤ 90%	105%	100%
70% < RA ≤ 80%	85%	85%
RA ≤ 70%	70%	70%
TG
RA > 90%	110%	100%
80% < RA ≤ 90%	105%	100%
70% < RA ≤ 80%	85%	85%
RA ≤ 70%	70%	70%

50% of the percentage difference between the generator's RA and HA will be added to or subtracted from the base rate; that is, for each percentage point variation in the generator’s RA as compared with its HA, half a percentage point will be applied to the Fixed Costs remuneration. The maximum and minimum values are those set forth for each period (maximum 110% and minimum 70%, as applicable).

For availability control purposes, the criteria set forth in ES Note No. 2053/13 will remain in force. HA values for each thermal group will be determined based on its availability recorded during the 2010-2013 period. At the end of each year, the result will be added to the base until reaching 5 rolling years.

ii.        Variable Costs Remuneration:

Clasificación	Operating with:
	Natural Gas	Liquid Fuels
	$/MWh
TG units with power (P) > 50 Mw	19.00	33.25
TV units with power (P) < 100 Mw	19.00	33.25
TV units with power (P) > 100 Mw	19.00	33.25

Hydroelectric Units	$/MW-HRP
HI units with power (P) < 120 Mw	21.30
HI units with power (P) between 120 Mw and 300 Mw	21.30

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

iii.      Additional Remuneration:

	Allocation
	Generator $/MWh	Trust $/MWh
TG units with power (P) > 50 Mw	9.40	6.20
TV units with power (P) < 100 Mw	10.90	4.70
TV units with power (P) > 100 Mw	9.40	6.20
HI units with power (P) < 120 Mw	76.50	13.50
HI units with power (P) between 120 Mw and 300 Mw	54.00	36.00

iv.     Maintenance Remuneration:

Besides the previously stated remuneration items, ES Res. No. 529/14 incorporates a new concept of “Remuneration for Non-Recurring Maintenance Works” (“Maintenance Remuneration”) applicable as from the economic transaction corresponding to February 2014 and calculated monthly based on the Total Generated Energy. Such remuneration will be implemented through LVFVDs and will be destined exclusively to the financing of major maintenance works, subject to the ES approval.

Technology and scale	Maintenance Remuneration ($/MWh)
TG units with power (P) > 50 Mw	24
TV units with power (P) < 100 Mw	24
TV units with power (P) > 100 Mw	24

On December 17, 2014, after its endorsement by CAMMESA’s technical group, the ES approved the financing request filed by subsidiary CTLL for maintenance works to be executed on the LDLATG02 unit in its generation plant for an estimated amount of US$ 11.8 million and $ 7.2 millon, in both cases plus VAT and repayable within a 36-month term with resources derived from the Maintenance Remuneration. As from December 21, 2014, the LDLATG02 unit became operative after a major maintenance work.

On December 2, 2014, after its endorsement by CAMMESA’s technical group, the ES approved the financing request filed by subsidiary CTG for the execution of maintenance works on its generating plant’s GUEMTV11 unit for an estimated amount of US$ 10.3 million plus VAT, repayable within a 36-month term with resources resulting from the Maintenance Remuneration.

Pursuant to the loan agreement entered into between subsidiary CPB and CAMMESA during the month of April, 2014, this subsidiary’s Maintenance Remuneration is exclusively allocated to the cancellation of the financing granted to fund the 2015-2016 Technological Upgrade Works.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

Fuel supply

Moreover, and in furtherance of the objective sought by ES Res. No. 95/13 of optimizing and minimizing costs in the supply of fuel to the WEM plants, it set forth the extension of the provisions of Section 8 of ES Res. No. 95/13 to generating, co-generating and self-generating agents the energy and power of which have been committed under ES Res. No. 1193/05 (FONINVEMEM), ES Res. No. 220/07 (WEM Supply Agreements) and ES Res. No. 1836/07, as well as to any other kind of energy supply agreement subject to a differential remuneration system, except for agreements under the Energy Plus Service passed by ES Res. No. 1281/06. Thus, among other effects, as these generators’ supply agreements terminate, the supply of such fuel will become centralized in CAMMESA, and the generator will not be entitled to renew such agreements.

It should be pointed out that for transaction purposes and to provide for the coverage of the agreements now subject to the provisions of Section 8 of ES Res. No. 95/13, the availability of the generating unit will be considered independently of fuel.

c.        Energy Plus - ES Resolution No. 1281/06

The ES approved Resolution No. 1281/06, in which it is established that the existing energy commercialized in the Spot market will have the following priorities: (i) Demands below 300 KW; (ii) Demands over 300 KW with contracts; and (iii) Demands over 300 KW without contracts.

It also establishes certain restrictions to the commercialization of electricity, and implements the Energy Plus service, which consist in the offering of additional generation availability by the generating agents. These measures imply the following:

-               Hydroelectric and thermal generators without fuel contracts are not allowed to execute any new contract.

-               Large Users with a demand over 300 KW will be only allowed to contract their energy demand in the forward market for the electrical consumption made during the year 2005 (“Base Demand”) with the thermoelectric plants existing in the WEM.

-               The new energy consumed by Large Users with a demand over 300 KW over the Base Demand must be contracted with new generation at a price freely negotiated between the parties (“Energy Plus”).

-               The New Agents joining the system must contract their whole demand under the Energy Plus service.

-                For the new generation plants to be included within the Energy Plus service, they must have fuel supply and transportation contracts.

Under such standard, CTG extended its generation capacity on 98.8 MWISO with the implementation of the generation unit LMS 100. CTG was the first WEM generator that provided the service of Energy Plus, for which executed several service agreements with Energy Plus that cover for the entire Net Effective Power of the extension with various agents from the MAT.

Together with the approval by the Ministry of Federal Planning, Public Investment and Services of the profit margin presented by CTG through MPFIPyS Note No. 2495/08, the Energy Secretariat, by virtue of Notes No. 625/08, 2429/08 and 2495/08, authorized the CTG contracts for a total power of 96.5 MW.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

If an Energy Plus client cannot meet the demand for energy assigned to it, the generator may purchase that energy in the Spot Market at the CMO.

CTG has current Power Availability Agreements in force with other generators, including TermoAndes S.A., Petrobras Arg. S.A. (for its Genelba and Ecoenergia plants), Generación Mediterránea S.A., Solalban Energía S.A., Generación Independencia S.A. and Centrales Térmicas Mendoza S.A., whereby it can purchase energy from those generators to support its contracts in case of unavailability of its LMS 100 unit. Thus, CTG substantially limits the contracts’ support risk in case of unavailability of the LMS 100 unit.

These contracts include an automatic call clause applicable by CAMMESA under certain market conditions, which takes into consideration the total or partial unavailability of the equipment to support 100% of the energy demanded by customers, the Operating Marginal Cost hourly price and the contract price. The purchase prices for the power subject-matter of the stated contracts range from US$ 64.60/MWh to US$ 65.50/MWh.

Furthermore, CTG has entered into power availability agreements with the above mentioned generating agents whereby CTG acts as the selling party, supporting generators in case of unavailability of their equipment. These agreements are ranked with a lower priority than Energy Plus contracts and relate to surplus energy (energy committed to the Energy Plus contracts which has not been demanded by customers).

The ES, through Note No. 567/07 and its amendments, has implemented the Surplus Demand Incremental Average Charge as the maximum price payable by Large Users (with a power consumption above 300 KW) for their Surplus Demand in case they do not have an Energy Plus Service Agreement in force. These values imply a cap in pesos on the sales price authorized Generators may offer to provide the Energy Plus service. Currently these values are $ 320/MWh for Major and Minor Large Users and $ 445/MWh for Large Distribution Users. This situation will be aggravated to the extent the peso is devalued against the U.S. dollar, the currency in which Energy Plus service agreements are denominated. Consequently, a failure to update these values or a devaluation of the peso may result in a decrease in energy plus prices, which may render these agreements unfeasible and force generators to sell their Power and Energy in the Spot market, with the resulting decrease in their income.

d.     Supply contracts WEM- Resolution ES No. 220/07

Aiming to modify the market conditions allowing for new investments to increase the generation offer, the ES passed Resolution No. 220/07, which empowers CAMMESA to enter into “WEM Supply Commitment Agreements” with WEM generating agents for the energy produced with new generation equipment. They will be long-term agreements, and the price payable by CAMMESA should compensate the investment made by the agent at a rate of return accepted by the ES.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

On November 1, 2011, CAMMESA granted to CTLLL the provisional commercial commissioning of the TV unit, and the combined cycle started to operate on a commercial basis. Electricity generated by this turbine may be sold pursuant to the Energy Plus Plan and through the WEM Supply Agreements executed by CAMMESA pursuant to ES Resolution No. 220/07. Pursuant to the Addendum to the December 2010 Supply Agreement, during the first 3 years of the Supply Agreement all the power produced by the steam turbine may be marketed thereunder.

On October 27, 2014, the Addendum to CTLL’s Supply Agreement was extended until the termination, in the year 2021, of the WEM Supply Agreement pursuant to ES Resolution No. 220/07 entered into with CAMMESA.

Pursuant to the agreement mentioned in subsection k), Central Térmica Piquirenda, owned by EGSSA (which makes up CTG´s assets after its merger with EGSSA and EGSSAH) was commissioned for commercial operation on May 3, 2011. On July 15, 2011, such company executed the WEM Supply Agreement pursuant to ES Resolution No. 220/07. As from such date, the power produced by the plant is marketed in whole pursuant to the provisions of such agreement.

e.     Receivables from WEM generators

As at December 31, 2014 and 2013, the Company, throught its subsidiaries generation, holds receivables with CAMMESA which, at nominal value, together with accrued interest, amount to a total $ 797.4 and $ 560.8 million, with an estimated recoverable value of $ 745.6 and $ 124.2 million, respectively. The following detailed integration:

a.       LVFVDs pursuant to ES Resolution No. 406/03 2004-2006. As at December 31, 2014 and 2013, they have been assigned to FONINVEMEM in the amount of $ 66 million and $ 69 million including interest, and their estimated recoverable value amounts to $ 54.8 million and $ 56.1 million, respectively.

b.       LVFVDs pursuant to ES Resolution No. 406/03 2008-2011. As at December 31, 2014, they have been allocated to the “2014 Agreement” in the amount of $ 408.5 million including interest, and their estimated recoverable value amounts to $ 397.8 million. As at December 31, 2013 they have been assigned to certain “WEM Supply Commitment Agreements – ES Resolution No. 724/08” and to the “2008-2011 Agreement” in the amount of $ 328.9 million including interest, and their estimated recoverable value amounts to $ 68.1 million.

c.       LVFVDs pursuant to ES Resolution No. 406/03 2012-2013 and ES Resolution No. 95/13. As at December 31, 2014, these have been allocated to the “2014 Agreement” in the amount of $ 228.6 million including interest, and their estimated recoverable value amounts to $ 198.8 million. As at December 31, 2013, LVFVDs pursuant to ES Resolution No. N° 406/03 accrued during fiscal years 2012 in the amount of $ 39.8 remained totally impaired, whereas the LVFVDs ES Resolution No. N° 406/03 accrued during fiscal years 2013 and on account of contributions undertaken to the Trust pursuant to ES Resolution No. 95/13 in the amount of $ 54.1 million had not been recognized as income since the ES had not yet implemented this Trust and, therefore, there was no reasonable certainty that the Company would recover this generated receivable.

d.       LVFVDs for Maintenance Remuneration in the amount of $ 94.3 million which, as from the approval of maintenance works and their corresponding financing by CAMMESA, are valued at their face value plus interest.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

As a result of the execution of the 2014 Agreement, the Supplementary Agreement and the approval of major maintenance works to be performed, the power generation subsidiaries have reestimated the recoverable value of their affected receivables. As a result of this valuation, earnings in the amount of $ 336.4 million have been disclosed under Financial Results, $ 48.8 million under Other Operating Income and Expenses and $ 171.5 million under Revenue from sales in the Statement of Comprehensive Income.

WEM Supply Commitment Agreements – Resolution No. 724/08

ES Resolution No. 724/08 empowers CAMMESA to execute “WEM Supply Commitment Agreements” with WEM generating agents. Pursuant to these agreements, generating agents may receive from CAMMESA the LVFVDs’ amount as from the beginning of 2008 and during the life of the agreement, as long as such funds are allocated to the repair and/or repowering of generating groups and/or associated equipment, provided its cost surpasses 50% of the la remuneration for the items encompassed by Section 4, subsection c) of ES Resolution No. 406/03, under certain conditions, including, but not limited to, its approval by CAMMESA.

The procedure consists in the ES evaluating the proposals filed, instructing CAMMESA as to those authorized to enter into a contract, even indicating, if convenient, the granting of loans to the Generation Agent in the event they are required to finance the disbursement to be made to meet the cost of repairs exceeding the compensation to be received for the agreement.

Under this resolution, on December 9, 2008 CTLL entered into a Master Agreement with the ES for the conversion of its power generating plant to a Combined Cycle plant, pursuant to which undertook to conduct the expansion project. Aditionally, this agreement allow other WEM’s generators to recover their consolidated receivables from subsection c), ES Resolution No. 406/03, as long as such funds are allocated to the previously mentioned expansion project.

Furthermore, on April 14, 2009, CTLL entered into a Supply Agreement with CAMMESA under the ES Resolution No. 724/08 and according to the agreement with the ES in the Master Agreement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

Under such agreements, CTLL has collected from the OED all of their receivables accrued in 2008 and has issued several credit assignment agreements with other WEM generators (among them the Company’s subsdiaries CTG, CPB, HIDISA e HINISA) in connection with their LVFVDs accumulated between January 1, 2008 and December 31, 2010 by virtue of Subsection c) of Resolution No. 406/03, this assignment may be total and/or partial depending on CAMMESA’s cash and cash equivalents. Such agreements establish the terms and conditions of each assignment, which will be carried out fully or partially as CAMMESA settles the respective receivables, upon which CTLL will settle the unpaid amounts to the counterparties, according to the conditions established in every agreement. Within this context, during the month of May 2009, CTLL entered into agreements with subsidiary companies HINISA and HIDISA, and with CTG and CPB in June, 2010 (the “Assignment Conventions 2010”).

As a result of the cancellation of receivables by CAMMESA, the assignments contemplated in the before mentioned agreement have been perfected for a total amount of $ 51.2 million, all of them during the years 2010 and 2011.

On May 18, 2012, CTLL filed an administrative claim before the Ministry of Federal Planning, Public Investment and Services to demand the enforcement of the commitments undertaken under the Electric Power Supply Agreement entered into with CAMMESA on April 14, 2009 and the Master Agreement. The claim made by CTLL covers the LVFVDs with the payment priority provided for in Section 4.c) of ES Resolution No. 406/03 issued by CAMMESA to CTLL expressing their decision to allocate their LVFVDs to the execution of CTLL’s CC closing project.

On October 19, 2012, CTLL filed a motion for summary motion which expired on December 27, 2012.

Consequently, after all administrative remedies were concluded and aiming to safeguard its rights, on June 28, 2013, CTLL filed the appropriate presentation in the following procedural stage.

After analyzing different alternatives for the cancellation of the assigned LVFVDs through a mechanism different from their application to CTLL’s CC closing project, on October 23, 2013, CPB offered CTLL to terminate the 2010 Receivables Assignment Agreement, and CTLL accepted the offer.

Finally, during the month of April, 2014, CPB applied the whole LVFVDs corresponding to the January 2008-December 2010 period, including all accrued interest, to the cancellation of the loan entered into with CAMMESA and described in Note 21 – CAMMESA Financing II.

Despite procedures initiated by CTLL aiming to suspend the legal proceedings seeking collection of the pending LVFVDs in compliance with the commitments undertaken in the 2014 Agreement, the ES has not yet granted its consent.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

Agreement 2008 – 2011

On November 25, 2010, the power generation subsidiaries together with other Generating Agents entered into the Agreement for the following purposes: (i) to continue with the WEM’s adaptation process; (ii) to permit the entry of new generation to meet the increase in the power and energy demand; (iii) to define a mechanism for the cancellation of the LVFVDs corresponding to receivables for the period comprised between January 1, 2008 and December 31, 2011, and; (iv) to acknowledge the global remuneration corresponding to the adhering WEM Generating Agents.

The main conditions of the 2008-2011 Agreement included an increase in the remuneration for available power and in the maximum values recognized for the remuneration for operation and maintenance, subject to the meeting of certain agreed availability levels.

In order to fulfill their obligations arising from the Agreement 2008-2011, the Company and its subsidiary generating segment companies have submitted to the ES consideration a project for the installation and expansion of a new power generation plant, together with a proposal for the inclusion of an addendum to the agreement in order to contemplate modifications allowing for the earning of a fair and reasonable income from the additional capital invested in the project.

In this context and in order to instrument the Agreement 2008-2011, on April 1, 2011, the Company and its subsidiary generating segment companies entered into a new agreement with the ES pursuant to which they undertook to conduct the electric power generation project specified in the previous paragraph (the “Instrumentation Agreement”). The project, which involves Central Térmica Piquirenda owned by EGSSA (which makes up CTG’s assets after its merger with EGSSA and EGSSAH), will be developed in two stages, upon the completion of which the total installed power will be increased to 45 MW.

The Instrumentation Agreement provides for the payment of the LVFVDs accrued and to be accrued in favor of the signatory generators in the 2008 – 2011 period, which are not included in ES Resolution No. 724/08, up to a total amount which may not surpass 30% of the project’s amount.

On October 17, 2011, CAMMESA submitted to the consideration of the ES the report drawn up by the Technical Group regarding the execution of the First Stage of the Project, concluding that the maximum value to be recognized for that stage pursuant to the Instrumentation Agreement amounts to US$ 8.1 million.

On March 22, 2012, the Company and its power generation subsidiaries entered into an “Instrumentation Agreement” and they filed an administrative claim before the MPFIPyS to demand the enforcement of the commitments undertaken under that agreement by the participating generators and the National Government, represented by the SE, to complete its implementation.

This claim sought to obtain the cancellation of the LVFVDs issued by CAMMESA pursuant to Section 4.c of ES Resolution 406/03 for the subscribing generators’ receivables corresponding to the January 1, 2008 to December 31, 2011 period and not covered by ES Resolution No. 724/08, which represent 30% of the total investment made for the execution of the first stage of the project.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

On October 19, 2012, the Company and its power generation subsidiaries filed a request for summary motion which expired on December 27, 2012

Consequently, after all administrative remedies were concluded and aiming to safeguard its rights, on June 28, 2013, the Company filed the appropriate presentation in the following procedural stage.

Despite procedures initiated by the Company and its power generation subsidiaries aiming to suspend the legal proceedings seeking collection of the pending LVFVDs in compliance with of the commitments undertaken in the 2014 Agreement, the ES has not yet granted its consent.

Modification of Definitive Agreement for the rehabilitation of WEM (yhe “final Agreement”)- FONINVEMEM

ES Resolution No. 712/04 created the FONINVEMEM with the purpose of increasing available electricity generation through investments in thermal generation.

The ES invited all agents holding LVFVDs and being creditors in the WEM to express their decision to convert (or not) 65% of their receivables accumulated from January 2004 through December 2006 into an interest in two combined cycle projects.

The LVFVDs contributed to FONINVEMEM will be converted into US$ and bear an annual yield at the LIBOR rate + 1%. LVFVDs will be payable in 120 equal and consecutive monthly installments as from the commercial commissioning of the stated combined cycles.

During the months of January and February of the year 2010, TMB and TJSM plants’ CCs were respectively cleared for operation; therefore, the company ant its subsidiaries generation started collecting the first of these 120 installments in the months of March and April 2010 respectively.

Although on May 31, 2010 CAMMESA informed through a note of the amount of the LVFVDs denominated in pesos and in equivalent U.S. dollars pursuant to the procedures set forth in the Agreement, these amounts are deemed provisional. Therefore, and considering that as at the issuance hereof no confirmation of this conversion into U.S. dollars has been received, the Company and its subsidiaries generation have decided to keep receivables at their original value.

Pursuant to ES Resolution No. 1261/12, a 25 MW and 19.01 MW power increase was approved respectively for the TMB and TJSM plants, for a value of US$ 11.9 million and US$ 10.1 million plus VAT each, ad referendum of the MPFIPYS. Consequently, this resolution authorized –ad referendum of the MPFIPYS- the amendment of the Final Agreement approved by ES Resolution No. 1193/05, which provided for the organization of the companies TMB and TJSM, the modification of the equity interests in those companies (funding for the works would be provided by generators and not by the National Government), and supply agreements with CAMMESA and maintenance agreements with Siemens.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

In view of the foregoing, and since the MPFIPYS expressed its consent pursuant to MPFIPYS Resolution No. 2489/12, the ES, through Note No. 5568/13, instructed CAMMESA to call for agents making up TMB and TJSM to turn the commitments taken on pursuant to ES Resolution No. 1261/12 into irrevocable commitments pursuant to the terms of the Addendum to the Final Agreement included in that note.

The participation in the call requires the execution of the addendum; conversely, in the absence of a formal statement, it will be deemed that the parties have decided not to participate in the call.

The Addendum to the Final Agreement stipulates that Generating Agents should contribute their LVFVDs generated during the 2008-2011 period up to the amounts necessary to cover the amounts corresponding to the above-mentioned power expansion.

TMB and TJSM’s power-generating shareholders adhering to the call will receive an equity interest in those companies pro rata their respective LVFVDs’ participation in the whole capital allocated to the construction of the plants (including the investment necessary for power expansion) so that they should be included in the same proportions that the LVFVDs corresponding to the 2004-2006 period; in case a generator does not have any 2008-2011 LVFVD or does not express its decision to contribute its 2008-2011 LVFVDs to the payment of the power expansion works, the amount which is not included will be deemed covered by the remaining agents pro rata and according to the rights conferred by their respective Bylaws until reaching the amounts stated in ES Resolution No. 1261/12.

Additionally, as from the Addendums to the WEM Supply Agreements' effective dates, the receivables documented as LVFVDs for the 2008-2011 period and committed to the payment of additional power will be returned to them, converted into U.S. dollars by applying BCRA’s “Reference Exchange Rate – Communication A 3500 (Wholesale)”, upon actual payment of the Additional Power through the application of the same mechanism for receivables comprised within debt repayments associated with Section 4.a of the Final Agreement. The number of installments is that remaining, as from the Addendums to the Supply Agreements’ effective date, to finish paying the installments for debt repayments set forth in Section 4.a of the Final Agreement.

CTG, HIDISA, HINISA and CPB adhered to the call, and CAMMESA informed of such decision to the ES through Note B-84261-1. This note states that not all TMB and TJSM’s power-generating shareholders have adhered to the call, and, consequently, these companies would be entitled to a proportional increase over the non-adhering generators’ portion. However, as at the issuance hereof, no progress has been made in the implementation of the operations contemplated in ES Resolution No. 1261/12.

Since the LVFVDs accrued in favor of the subsidiaries during the year 2011 were committed pursuant to the 2008-2011 Agreement, on September 30, 2013, subsidiaries CTG, HIDISA and HINISA offered CTLL to partially terminate the assignments of LVFVDs perfected pursuant to the applicable Receivables Assignment Agreements entered into between them and CTLL during the months of May, 2009 and June, 2010 for up to the amounts committed pursuant to ES Resolution No. 1261/12 and ES Note No. 5568/13, which as at the termination date amounted to $ 8.1 million plus VAT, and the amounts resulting from the right to a proportional increase pursuant to the provisions of the power generation companies’ Bylaws, and CTLL accepted the proposal.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

New Generation Project. 2014 Thermal Generation Availability Increase Agreement.

On September 5, 2014, the Company, together with its generation subsidiaries (the “Generators”) executed  a new thermal generation availability increase agreement with the National Government through the application of LVFVDs and the generators’ own resources (the “2014 Agreement”).

Conditional upon the meeting of certain precedent conditions precedent, the 2014 Agreement provided for an enhanced generation capacity in CTLL’s Plant by incorporating two 15 MW engine generators and one 100 MW high-efficiency gas turbine, with an estimated investment of $ 930 million (jointly, the “Project”).

The Project will be financed by CAMMESA up to an amount equivalent to: i) the LVFVDs issued pursuant to ES Resolution No. 406/03 and not committed under other agreements; ii) the receivables from the Additional Remuneration to the Trust issued or to be issued until December 31, 2015 pursuant to ES Resolution No. 95/13 and amending ES Resolution No. 529/14 (jointly, the “Receivables”); and well as with the contribution of CTLL’s own funds.

In order to guarantee that funds equivalent to the Receivables will be allocated to the Project’s execution, such funds will be transferred to a fund to be created by CAMMESA at the ES’ direction.

The ES will instruct CAMMESA to include the remuneration acknowledgeable for this new generation within the WEM’s economic transactions. In this sense, the remuneration for power equivalent to the percentage representing the amount of the Receivables to be allocated to the Project by Generators over the total funds destined to the Project will be remunerated pursuant to ES Resolution No. 95/13 and amendments. In turn, the remuneration for power equivalent to the percentage representing CTLL’s own contributions additional to the Receivables over the whole funds allotted to the Project will be remunerated through a WEM Supply Commitment Agreement pursuant to ES Resolution No. 220/07.

On October 27, 2014, Generators and the ES entered into a Supplementary Agreement setting forth the specific conditions applicable to the Project’s execution. The most important aspects of the agreement are indicated below:

•         The subscription of a Financing and Assignment of Secured Receivables Agreement with CAMMESA that would allow the financing of the Project’s works (the “Financing”). The financing will be cancelled, at CTLL’s option, through a cash payment or through the offsetting with receivables.

•         The inclusion of the LVFVDs commited by Generators to CTLL’s CC Closing Project and to CTP’s project outstanding as at the date hereof (hereinafter, the “Outstanding LVFVDs”) as CTLL’s own capital in order to determine the power to be remunerated under the WEM Supply Agreement pursuant to ES Resolution No. 220/07.

•         The execution of an Addendum to CTP’s WEM Supply Agreement aiming to exclude the second stage of the project, which involved that plant in the framework the 2008-2011 Agreement.

•         The suspension of all brought legal actions seeking the collection of the Outstanding LVFVDs for a term of six months, which will be automatically renewable. Once they have been wholly cancelled, these legal actions will be waived.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

Based on the commitments undertaken pursuant to the 2014 Agreement and since the Financing will be secured with subsidiary companies’ receivables and preventing to aventual cancellation, at the option of CTLL through a payment in cash or by offseting with the Receivables, on November 26, 2014, CTLL entered into several Addendums to the 2010 Receivables Assignment Agreements and new Receivables Assignment Agreements with CPB, CTG, HINISA and HIDISA. In all cases, the assignment of receivables will be conditional upon the actual cancellation of the Financing between CTLL and CAMMESA, after which CTLL will cancel all balances with counterparties under the terms and conditions of each specific agreement. The assignment agreements’ main characteristics are summarized below:

(i)         2012-2015 CTG and CPB Receivables. It stipulates the assignment of the LVFVDs issued and to be issued by CTG and CPB pursuant to ES Resolution No. 406/03 for the period comprised between January 1, 2012 and December 31, 2015 (the “ES Resolution No. 406/03 Receivables”), as well as the LVFVDs issued and to be issued as Additional Remuneration to be allocated to the Trust pursuant to ES Resolution No. 95/13, N. 529/14 and their amendments accrued as from their incorporation into the system set forth by ES Resolution No. 95/13 and until December 31, 2015 plus interest (the “ES Resolution No. 95/13 Trust Receivables”).

(ii)        2012-2015 HINISA and HIDISA Receivables. It provides for the assignment of Receivables pursuant to ES Resolution No. 406/03 and the Trust pursuant to ES Resolution No. 95/13. As from the Project’s commercial commissioning and for a term of 15 years, CTLL will pay HINISA and HIDISA as a single, total and final price, the peso-denominated result of the flow of funds derived from the Project’s operation, the power of which, equivalent to the percentage of the Receivables committed by HINISA and HIDISA in the total invested funds, will be remunerated pursuant to ES Resolution No. 95/13.

(iii)      2008-2011 CTG and CPB Receivables. It provides for the amendment of CTG 2010 Receivables Assignment Agreement and sign a new agreement with CPB in order to include under such scheme the assignment of Receivables pursuant to ES Resolution No. 406/03 accrued during 2011 and their application to the Project (substituting CTLL’s CC closing Project), with an extension of the Agreement’s life until December 31, 2019. The other terms and conditions of the Agreement will remain in full force.

(iv)      2008-2011 HINISA and HIDISA Receivables. It stipulates the modification of the 2010 Receivables Assignment Agreement in order to allow for its application to the Project (substituting CTLL’s CC closing Project) within a term of 12 months, as from which assigned and unapplied LVFVDs will be made available to HINISA and HIDISA again. The other terms and conditions of the Agreement will remain in full force.

On December 1, 2014, CTLL entered into the Financing and Assignment of Secured Receivables Agreement with CAMMESA in order to obtain the financing for the Project pursuant to the 2014 Agreement and the Supplementary Agreement.

On December 3, 2014, CTLL entered into an Equipment Supply Agreement and an agreement for the building of a new electric generation plant on a turnkey basis to install a 100 MW high-efficiency gas turbine.

As at the issuance date of this financial statements, CTLL has received financial advances in the amount of $ 435.1 million pursuant to the Financing and Assignment of Secured Receivable Agreement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

2.2 Transmission

In order to regularize the remuneration adjustment effective a from December 1, 2010, on May 13, 2013 and on May 20, 2013, Transener and Transba, respectively, entered into a Renewal Agreement of the Instrumental Agreement (“Renewal Agreement”) with the ES and the ENRE, which will be effective until December 31, 2015 and which set forth as follows:

i)      the recognition of receivables by Transener and Transba resulting from cost variations during the December 2010 – December 2012 period, calculated through the Cost variation index of Memorandum of Agreement (IVC),

ii)     a mechanism for the payment of outstanding positive balances of Addendum II and those determined in the previous subsection, during the year 2013;

iii)   a procedure for the automatic update, and payment, of resulting cost variations following the sequence of the semesters already elapsed from January 1, 2013 to December 31, 2015.

iv)   the execution of a new Addendum with CAMMESA including the amount of the generated receivables and the applicable interest until their actual cancellation.

Under the Renewal Agreement it was established a Cash Flow and an Investment Plan which Transener and Transba will execute during 2013 and 2014, taking into consideration the reception of the disbursements pursuant to the Addenda to be signed. In all cases, the Cash Flow and the Investment Plan will be aligned with Transener and Transba’s earning in each period.

The Investment Plan set forth in the Renewal Agreement estimates investments under the stated conditions for the years 2013 and 2014 amounting to approximately $ 286 million and $ 207 million, respectively, for Transener; and to $ 113 million and $ 100 million for Transba, respectively.

Lastly, the Renewal Agreement stablished that in case they are not renewed, as from January 1, 2016 CAMMESA will consider the values set forth by ENRE Resolutions No. 327/08 and 328/08 as remuneration for the services rendered by Transener and Transba, with the application of Section 4.2 of the Agreements, determined by the ENRE in the Instrumental Agreements and the Renewal Agreements.

In order to execute the Third CAMMESA Loan Extension, Transener and Transba have dismissed their filed legal actions regarding performance of the commitments undertaken in the Agreements and the Instrumental Agreements as at the date hereof. In case of breach of the commitments undertaken in the Agreements, the Instrumental Agreements and the Renewal Agreements, Transener and Transba will be entitled to resume and/or restart any actions deemed appropriate in furtherance thereof.

On October 25, 2013, Transba entered into an extension of the financing agreement (Addendum III) with CAMMESA, which stipulated as follows: i) the granting to Transba of a new loan in the amount of $ 324.8 million corresponding to receivables acknowledged by the ES and the ENRE on account of cost variations for the December, 2010- December, 2012 period; and iii) the assignment as collateral of the receivables on account of higher costs as at December 31, 2012 pursuant to the Renewal Agreement and the Agreement in order to pay off the amounts collectable for the application of the new agreed extensions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

Furthermore, on February 14, 2014 Transener entered into Addendum III with CAMMESA, which stipulated as follows: i) the granting to Transener of a new loan in the amount of $ 785.8 million corresponding to receivables acknowledged by the ES and the ENRE on account of cost variations for the December, 2010-December, 2012 period; and iii) the assignment as collateral of receivables on account of higher costs as at December 31, 2012 pursuant to the Renewal Agreement in order to pay off the amounts collectable for the application of the new agreed extensions.

Furthermore, on September 2, 2014, Transener and Transba executed with CAMMESA the Mutuum (Loan) Contracts for the implementation of the 2013 and 2014 Renewal Agreements (the “New Mutuum Contracts”), which stipulated as follows: i) that the Mutuum Contracts, together with their Addendums I, II and III timely executed with CAMMESA, would be deemed duly performed; ii) the granting to Transener and Transba of a new loan in the amount of $ 622.2 million and $ 240.7 million corresponding to receivables acknowledged by the ES and the ENRE on account of cost variations for the January 2013-May 2014 period; and iii) the assignment as collateral of the receivables recognized on account of higher costs as at May 31, 2014 pursuant to the Renewal Agreement in order to pay off the amounts collectable for the application of the executed New Mutuum Contracts.

As of December 31, 2014, the results generated by the recognition of costs by the ES and the ENRE up to the amounts collected through Mutual Contracts have been accounted for in Transener and Transba’s financial statements. Consequently, Transener has recorded revenues from sales amounting to $ 601.5 million and $ 250.7 million, as well as accrued interest for $ 200.9 million and $ 149.3 million for the year ended December 31, 2014 and 2013, respectively. Likewise, Transba has disclosed revenues from sales amounting to $ 248.5 million and $ 116.5 million, and interest income amounting to $ 80.5 million and $ 64.5 million for the same periods, respectively. Liabilities for all disbursements received have been cancelled through the cession of receivables recognized for higher costs, pursuant to the Agreement and the Renewal Agreement.

2.3 Distribution

Edenor is subject to the regulatory framework provided under Law No. 24,065 and the regulations issued by the ENRE.

The ENRE is empowered to approve and control tariffs, and control the quality levels of the technical product and service, the commercial service and the compliance with public safety regulations, as established in the Concession Agreement. If the Distribution Edenor fails to comply with the obligations assumed, the ENRE will be entitled to apply the penalties stipulated in the Concession Agreement.

The Distribution Edenor’s obligations are, among others, to make the necessary investments and carry out the necessary maintenance works in order to ensure that the quality levels established for the provision of the service in the concession area will be complied with and that electricity supply and availability will be sufficient to meet the demand in due time, securing the sources of supply.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

If Edenor repeatedly fails to comply with the obligations assumed in the Concession Agreement, the grantor of the concession will be entitled to foreclose on the collateral granted by the majority shareholders by means of the pledge of the Class A shares and sell them in a Public Bid. This, however, will not affect the continuity of the Holder of the concession. This situation may also occur if after the publication of the electricity rate schedule resulting from the RTI, Edenor, Edenor shareholders representing at least two thirds of the share capital, and/or the former Edenor shareholders do not submit their waivers to the rights to claim or abandon the actions filed as a consequence of Law 25,561, which in part depends on the decisions of third parties. At the date of issuance of these financial statements, there have been no events of non-compliance by Edenor that could be regarded as included within the scope of this situation.

Furthermore, the Concession Agreement may be rescinded in the event of the Distribution Edenor undergoing bankruptcy proceedings. Additionally, if the Grantor of the Concession fails to discharge his obligations in such a manner that the Distribution Edenor is prevented from providing the Service or the Service is severely affected on a permanent basis, the Distribution Edenor may request, after demanding the regularization of such situation in a term of 90 days, that the agreement be rescinded.

2.3.1 Adjustment Agreement entered into between Edenor and the Federal Government

On September 21, 2005, Edenor signed an Adjustment Agreement within the framework of the process of renegotiation of the Concession Agreement set forth in Law No. 25,561 and supplementary regulations, which was ratified on February 13, 2006.

The Adjustment Agreement establishes the following:

       i.          the implementation of a RTT effective as from November 1, 2005, including a 23% average increase in the distribution margin, which may not result in an increase in the average rate of more than 15%, and an additional 5% average increase in the distribution added value, allocated to certain specified capital expenditures;

     ii.          the requirement that during the term of mentioned temporary tariff structure, dividend payment be subject to the approval of the regulatory authority;

    iii.          the establishment of a “social tariff” for the needy and the levels of quality of the service to be rendered;

   iv.          the suspension of the claims and legal actions filed by Edenor and its shareholders in national or foreign courts due to the effects caused by the Economic Emergency Law;

     v.          the carrying out of a RTI which will result in a new tariff structure that will go into effect on a gradual basis and remain in effect for the following 5 years. In accordance with the provisions of Law No. 24,065, the ENRE will be in charge of such review;

   vi.          the implementation of a minimum investment plan in the electric network for an amount of $ 178.8 million to be fulfilled by Edenor S.A. during 2006, plus an additional investment of $ 25.5 million should it be required;

  vii.          the adjustment of the penalties imposed by the ENRE that are payable to customers as discounts, which were notified by such regulatory agency prior to January 6, 2002 as well as of those that have been notified, or whose cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect through the date on which they are effectively paid, using, for such purpose, the average increase recorded in the Edenor’s distribution costs as a result of the increases and adjustments granted at each date;

viii.          the waiver of the penalties imposed by the ENRE that are payable to the National State, which have been notified, or their cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

The payment term of the penalties imposed by the ENRE, which are described in paragraph vii above, is 180 days after the approval of the RTI in fourteen semiannual installments, which represent approximately two-thirds of the penalties imposed by the ENRE before January 6, 2002 as well as of those that have been notified, or whose cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect, subject to compliance with certain requirements.

The mentioned agreement was ratified by the Federal Executive Power through Decree No. 1,957/06, signed by the President of Argentina on December 28, 2006 and published in the Official Gazette on January 8, 2007.  The aforementioned agreement stipulates the terms and conditions that, upon compliance with the other procedures required by the regulations, will be the fundamental basis of the Comprehensive Renegotiation of the Concession Agreement of the public service of electric power distribution and sale within the federal jurisdiction, between the Federal Executive Power and the holder of the concession.

Additionally, on February 5, 2007 the Official Gazette published ENRE Resolution No. 51/07 which approves the electricity rate schedule resulting from the RTT, applicable to consumption recorded as from February 1, 2007. This document provides for the following:

         i.            A 23% average increase in distribution costs, service connection costs and service reconnection costs in effect, except for the residential tariffs;

        ii.            An additional 5% average increase in distribution costs, to be applied to the execution of the works and infrastructure plan detailed in the Adjustment Agreement;

      iii.            Implementation of the CMM contemplated in the Adjustment Agreement, which for the six-month period commenced November 1, 2005 and ended April 30, 2006, shows a percentage of 8.032%. This percentage will be applied to non-residential consumption recorded from May 1, 2006 through January 31, 2007;

      iv.            Invoicing in 55 equal and consecutive monthly installments of the differences arising from the application of the new electricity rate schedule for non-residential consumption recorded from November 1, 2005 through January 31, 2007 (paragraphs i) and ii) above) and from May 1, 2006 through January 31, 2007 (paragraph iii) above);

       v.            Invoicing of the differences corresponding to deviations between foreseen physical transactions and those effectively carried out and of other concepts related to the WEM, such as the Specific fee payable for the Expansion of the Network, Transportation and Others;

      vi.            Presentation, within a period of 45 calendar days from the issuance of this resolution, of an adjusted annual investment plan, in physical and monetary values, in compliance with the requirements of the Adjustment Agreement.

Resolution No. 434/2007 established, among other things, that the obligations and commitments set forth in section 22 of the Adjustment Agreement be extended until the date on which the electricity rate schedule resulting from the RTI goes into effect, allowing Edenor and its shareholders to resume the legal actions suspended as a consequence of the Adjustment Agreement if the new electricity rate schedule does not go into effect.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

2.3.2 RTI

On July 30, 2008, the ES issued Resolution No. 865/08 which modifies Resolution No. 434/07 and establishes that the electricity rate schedule resulting from the RTI will go into effect in February 2009. At the date of issuance of these financial statements, no resolution has been issued concerning the application of the electricity rate schedule resulting from such process.

The ENRE began the Tariff Structure Review Process with the issuance of Resolution No. 467/08. On November 12, 2009, Edenor made its revenue request presentation for the new period, which included the grounds and criteria based on which the request was made. As from that moment, Edenor has made successive and reiterated presentations aimed at ending the aforementioned process as well as obtaining the new electricity rate schedule. Among them, a Preliminary Administrative Action (“Reclamo Administrativo Previo”) was filed before the Ministry of Federal Planning, Public Investment and Services in March 2012 and a petition for the immediate resolution thereof was made in October 2012. In Edenor’s opinion, this claim has come to an end due to the issuance of ES Resolution 250/13 dated May 2013.

Additionally, in June 2013, Edenor filed a complaint against the Federal Government claiming full compliance with the Adjustment Agreement and compensation for damages due to the non-compliance of the commitments established therein. The complaint was amended so as to extend it in November 2013. In February 2014 a petition for the granting of a precautionary measure was filed with the Federal Court requesting that the Federal Government be compelled to provide the Company with economic assistance during the course of litigation. The petition was rejected in both first and second instance in June and December 2014, respectively.

2.3.3 PUREE - CMM

On May 7, 2013, the ES issued ES Resolution 250/13, whereby it:

         i.            Authorized the values of the adjustments resulting from the CMM for the period May 2007 through December 2014, determined in accordance with Section 4.2 of the Adjustment Agreement, but without initiating the review process contemplated in the event of variations exceeding 5%.

        ii.            Assessed Edenor’s debt as of December 31, 2014 deriving from the application of the PUREE for the period May 2007 through December 2014.

      iii.            Authorized Edenor to offset until December 2014 the debt indicated in paragraph b) against and up to the amount of the receivables established in paragraph a), including interest, if any, on both amounts.

      iv.            Instructed CAMMESA to issue Sale Settlements with Maturity Dates to be Determined (Liquidaciones de Venta con Fecha de Vencimiento a Definir - LVFVD) for the CMM surplus amounts after the offsetting process indicated in paragraph c) has been carried out.

       v.            Authorized CAMMESA to receive LVFVD as part payment for the past due debts deriving from the economic transactions of the WEM.

      vi.            Instructed Edenor to assign the credits from the surplus LVFVD, if there were any, after having complied with that established in the preceding paragraph, to the trust created under the terms of ENRE Resolution No. 347/12 (FOCEDE).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

The ES, if deemed timely and suitable, may extend, either totally or partially, the application of the aforementioned resolution and amplifying note pursuant to the information provided by the ENRE and CAMMESA. In this regard, on November 6, 2013, October 9, 2014 and December 18, 2014 it issued SE Notes No. 6852/13, 4012/14, 486/14 and 1136/14 respectively

Additionally, and in accordance with sections 8 and 9 of SE Resolution No 250/2013 –which recognize Edenor’s right to apply to the payment of its debts with the WEM the amount receivable deriving from the CMM for economic transactions, with charge to the Unified Fund– the Company proceed in lieu of payment of the trade liability it has with CAMMESA for energy purchases by applying the balance of the CMM receivable balance as of December 31, 2013 (not offset as of that date) recognized by the ENRE in the periods covered by ES Resolution No. 250 and the extensions thereof.

Moreover, ES Note No. 4012/14 not only states that this measure is temporary and exceptional in nature but also establishes that the signing of an integral and instrumental agreement, or equivalent alternative, will be promoted in order to address the regulatory, economic, financial, quality-related and sustainability aspects of the public service, object of the concession, as well as the extension of the transitional period of the concession agreement until December 31, 2016.  As of the date of issuance of these financial statements, this has not been instrumented.

The impact of ES Resolution No. 250/13 and subsequent Notes on the Statement of financial position is summarized below:

	2013
	ES Res. 250/13 (1)	ES Note No. 6852/13	Subtotal
Other credits
Cost Monitoring Mechanism	2,254,953	723,629	2,978,582
Net interest CMM - PUREE	172,939	24,571	197,510
Other payables - PUREE	(1,387,037)	(274,068)	(1,661,105)
Trade payables - CAMMESA	(678,134)	(474,132)	(1,152,266)
LVFVD to be issued	362,721	-	362,721

	2014
	ES Note 4012/14	ES Note 486/14	ES Note 1136/14	Subtotal	Total
Other credits
Cost Monitoring Mechanism	735,534	833,660	702,733	2,271,927	5,250,509
Net interest CMM - PUREE	108,218	36,231	13,337	157,786	355,296
Other payables - PUREE	(168,426)	(187,665)	(217,919)	(574,010)	(2,235,115)
Trade payables - CAMMESA	(1,038,047)	(682,226)	(498,151)	(2,218,424)	(3,370,690)
LVFVD to be issued	(362,721)	-	-	(362,721)	-

(1)     Includes CMM amounts receivable recognized in prior fiscal years for $ 45.5 million.

In view of the above, Edenor challenged and rejected debit notes issued by CAMMESA for a cumulative total of $ 866.2 million relating to compensatory and punitory interest, considering that the delays in the settlement of the amounts receivable are not attributable to Edenor.

In the same way, Edenor has not recognized the interest accrued in its favor on the recognition of CMM amounts for a value of $ 652.2 million because in its opinion the respective offsetting operates with the issuance of the resolution and the successive amplifying notes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

2.3.4 Electricity rate schedules

The ES issued Resolution 1169/08 which approved the new seasonal reference prices of power and energy in the WEM. Consequently, the ENRE issued Resolution No. 628/08 which approved the values of the electricity rate schedule to be applied as from October 1, 2008. The aforementioned electricity rate schedule included the transfer of the increase in the seasonal energy price to tariffs, with the aim of reducing Federal Government grants to the electricity sector, without increasing Edenor’s distribution added value.

On June 15, 2012, the National Energy Secretariat established the Seasonal Prices to be paid by the customers served by the agents who provide the public service of electricity distribution of the WEM in order for them to be consistent with the situation existing in winter and compatible with payment capacity of the different social classes comprising the residential customer category of the referred to agents’ electricity rate schedules. For such purpose, the ES issued Resolution No. 255/12 which suspended the application of sections 6, 7, and 8 of ES Resolution No. 1169/08 from June 1, 2012 through September 30, 2012. Furthermore, it established the energy reference prices in the Market, applicable to the June 1-July 31, 2012 and the August 1-September 30, 2012 periods, for the different customer categories. Additionally, it established the application of ES Resolution 1301/11, and other complementary regulations and instructions, to all the customers falling within the scope thereof (section 8 of ES Resolution 255/12).

Furthermore, on November 30, 2012, Edenor was notified of ES Resolution 2016 that approved the WEM Summer Scheduling for the November 1, 2012-April 30, 2013 period, calculated in accordance with the “Scheduling of Operation, Load Dispatch and Price Calculation Procedures”. Additionally, it establishes the application as from November 1, 2012 of the Subsidized Seasonal Reference Prices defined in Appendix I for each Distribution Agent identified therein. It is also established that the Un-Subsidized Seasonal Reference Price in the WEM is kept at an annual average value of $320 Mwh, and that the values to be transferred to final tariffs are in no case to exceed the Un-Subsidized Reference Prices established for each Distribution Agent.

The purpose of the PUREE, created by ES Resolution 415/04, is to work on the demand for electricity, promoting energy savings so as to generate surpluses that may be used by those users, like industries, whose energy needs increase as a consequence of the growth in the level of the economic activity.

As in previous years, ES Resolution 1037/07, ratified by ES Note No. 1383/08, continued to produce effects. The aforementioned resolution modified the earmarking of the funds resulting from the application of the PUREE, being it possible to deduct therefrom a) the amounts paid by Edenor as Quarterly Adjustment Coefficient (CAT) implemented by Section 1 of Law No. 25,957, to calculate the total value of the National Fund of Electricity (FNEE); and b) the amounts corresponding to the electricity rates adjustments due to the application of the CMM established in the Adjustment Agreement, until the transfer to the tariff of either of the aforementioned concepts, as applicable, is recognized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

2.3.5 ENRE Resolution No. 347/12

On November 23, 2012, the ENRE issued Resolution No. 347 pursuant to which distribution companies were authorized, as from the issuance thereof, to include in the bills a fixed amount for small-demand (T1) customers and a variable amount for medium and large-demand (T2 and T3) customers, to be calculated on a percentage of power charges. Such amounts, which are clearly indicated in the bills sent to customers, constitute a special account, which is managed by a Trust, to be exclusively used for the execution of distribution infrastructure works and corrective maintenance of each distribution company’s facilities. This Trust will be administered by an Implementation Committee comprised of 5 members: 1 from the Economy and Public Finance Ministry, 2 from the Ministry of Planning, 1 from CAMMESA and 1 from the ENRE.

As established in such Resolution, on November 29, 2012, Edenor, in its capacity as Trustor, and Nación Fideicomisos S.A., as Trustee, entered into a private Financial and Management Trust Agreement, whereby the Company, as settlor of the trust, agreed to assign and transfer to the Trustee the fixed amounts set forth by Resolution No. 347 that are effectively collected, which will constitute the trust assets. Such agreement was ratified and approved by Edenor Board of Directors on December 11, 2012.

On December 18, 2012, the Company and Nación Fideicomisos S.A., signed the respective Operating Manual, whose purpose is to implement, standardize, and enable the collection and management of the trust assets. On that date, Edenor Board of Directors approved the Operating Manual and appointed its attorneys-in-fact to represent the Company before Nación Fideicomisos S.A. in issues related to the Trust and its Operating Manual.

On July 4, 2013, Edenor and Nación Fideicomisos S.A. signed an Addendum to the private Financial and Management Trust Agreement entered into by the parties on November 29, 2012.

In the aforementioned Addendum it is agreed that Nación Fideicomisos S.A., in its capacity as trustee, will issue, in accordance with the public offering system authorized by the CNV, “Debt Securities” (VRD) to be offered to the market for a nominal value of up to $ 312.5 million. The proceeds will be used to pay Edenor’s investment plan.

On July 4, 2013, VRDs for $ 250 million were issued through a private placement. A subsequent public offering of these debt securities, with the possibility of being paid-in in kind is estimated. The VRD will accrue interest at the Private BADLAR rate plus a spread of 4% and will be amortized in 5 years with increasing installments.

In this regard, mentioned agreement stipulates that payment obligations under the VRD will be solely and exclusively the obligations of Nación Fideicomisos S.A. (to the extent that the trust assets are sufficient) and will not imply in any way whatsoever any guarantee or recourse against Edenor, which in no case will be liable for the non-payment, whether total or partial, of any amount owed under the VRD or any other concept contemplated by the Trust Agreement duly signed. Moreover, and in view of the fact that up to now the only income of resources of the trust derives from Edenor’s contributions and, also, that the VRD have accrued interest that will have to be paid with the trust assets, Edenor has decided to record a provision for an amount equivalent to the trust’s net financial charges, which has been recorded as other payables and charged to other operating expense.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

Additionally, on January 3, 2014, by Resolution No. 3/2014 of the Ministry of Federal Planning, Public Investment and Services, it was established that the investments to be made with the funds of the FOCEDE will be decided by the Management Control and Coordination Undersecretariat, which will provide the necessary instructions for the carrying out of the works and investments under the FOCEDE to the Implementation Committee of the trust created by ENRE Resolution No. 347/12 as well as to electricity distribution companies Edenor and Edesur S.A.

By Resolution No. 266/14 dated January 24, 2014, a technical commission to participate and give advice to the Management Control and Coordination Undersecretariat on technical and economic matters as well as on other issues relating to the investments to be made with the FOCEDE funds was created. This commission will be comprised of one representative of the ENRE, one representative of the ES, one representative of the Public Works Secretariat, both under the authority of the Ministry of Federal Planning, Public Investment and Services. The Economy and Public Finance Ministry and the National Comptroller’s Office (SIGEN) will also be invited to participate.

2.3.6 Loans (mutuums) and assignments of secured receivables

As described in Note 42, due to the delay in obtaining the RTI, which would allow to restore the economic and financial equation of the concession, Edenor lacks the necessary conditions to come to the financial market to address the deficit of both its operations and the investment plans necessary to maintain the quality of the service, object of the concession. In order to deal with this situation, Edenor has obtained from the Federal Government a series of measures such as the issuance of ENRE Resolution No. 347/12 and ES Resolution No. 250, and the granting of loans (mutuums) to provide support with its cash needs for specific purposes.

The obligations deriving from this assistance are classified as Other payables and the relating costs as financial expenses, due to both the fact that they result from the lack of adjustment of the Electricity Rate Schedule, which depends exclusively on the Federal Government’s resolution, and the fact that such assistance has been granted under these special circumstances. Therefore, such obligations do not constitute financing decisions made by Edenor in the ordinary course of business.

The loans (mutuums) granted up to now are detailed below:

1) Extraordinary Investment Plan - Temporary insufficiency of the revenue deriving from the FOCEDE

Due to the fact that the funds of the FOCEDE are insufficient to cover the estimated disbursements of the Investment Plan, Edenor has requested of the respective authorities that it be provided with funding assistance, which has been called Extraordinary Investment Plan.

Consequently, on September 26, 2014, the ES, by Resolution No. 65/14, instructed CAMMESA to enter into a Loan (Mutuum) and assignment of secured receivables agreement with Edenor for a total of $ 500 million to cover the Extraordinary Investment Plan as a consequence of the temporary insufficiency of the revenue deriving from Resolution No. 347/12, mentioned in caption 2.3.5 of this note. The aforementioned agreement was entered into on September 30, 2014. On December 18, 2014, mentioned agreement was extended, as instructed by the ES to CAMMESA, for an additional amount of $ 159.4 million. Subsequent to year-end, on January 13, 2015, a new extension for an additional amount of $ 1.04 billion was signed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

As of December 31, 2014, the debt related to this concept amounts to $ 208.8 million (comprised of $ 200 million principal and $ 8.8 million in accrued interest) which is disclosed in the Other non-current payables account.

Furthermore, as guarantee for the performance of the obligations assumed and the repayment of the funds granted, Edenor agreed to assign and transfer in favor of CAMMESA, as from the end of the grace period that the ES would  estipulate along with the methodology and terms for the reimbursement of the funds, the amounts receivable which Edenor may have with the WEM up to the actual amount of the funds granted. At the date of issuance of these financial statements, the Company does not have any amount receivable with the WEM.

2) Higher salary costs

On June 24, 2014, by Note 4012/14, the ES instructed CAMMESA to enter into a Loan (Mutuum) and assignment of secured receivables agreement with Edenor in order to be able to pay the higher salary costs. The aforementioned agreement was entered into on July 10, 2014.

The agreement will be guaranteed by Edenor with the assignment of the future surplus LVFVD to be issued, as a result of the application of ES Resolution No. 250/13. At the date of issuance of these financial statements, Edenor does not have any surplus LVFVD.

As of December 31, 2014, the debt related to this concept amounts to $ 298 million (comprised of $ 280.6 million principal and $ 17.4 million in accrued interest), which has been disclosed in the Other non-current payables account and it is considered as an advance of future recognitions of higher costs.

2.3.7 Framework agreement

On January 10, 1994, the Company, together with Edesur, the Federal Government and the Government of the Province of Buenos Aires entered into a Framework Agreement, whose purpose was to establish the guidelines under which the Company is to supply electricity to low-income areas and shantytowns.

On July 22, 2011, Edenor, the Federal Government, and the Government of the Province of Buenos Aires entered into an Addendum for the renewal for a term of four years (from January 1, 2011 through December 31, 2014) of the New Framework Agreement that had been signed on October 6, 2003. Such extension was approved on September 21, 2012 by Resolution 248/12 issued by the ENRE and ratified by the Ministry of Federal Planning, Public Investment and Services through Resolution 247.

At the date of issuance of these financial statements, the aforementioned agreements have expired. Nevertheless, the Company believes they will be renewed and has therefore begun the corresponding negotiations.

With regard to the amount receivable Edenor has with the Province of Buenos Aires, on October 18, 2012 Edenor entered into an Agreement for the Settlement of Non-financial Obligations and Subscription of Buenos Aires Province Government Bonds, pursuant to which the Company agreed to receive an amount of $ 0.3 million in cash and subscribe Series B Bonds for a residual nominal value of $ 6.14 million, as settlement of the debt that as of December 31, 2010 such Province had with Edenor for the electric power supplied to low-income areas.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

As of December 31, 2014 and 2013, receivable balances with the Federal Government and the Government of the Province of Buenos Aires amount to $ 75.8 million and $ 56.9 million, respectively.

2.3.8 Penalties

2.3.8.1 General

The ENRE is empowered to control the quality levels of the technical product and service, the commercial service and the compliance with public safety regulations, as established in the Concession Agreement. If the Distribution Edenor fails to comply with the obligations assumed, the ENRE will be entitled to apply the penalties stipulated in the Concession Agreement.

As of December 31, 2014 and 2013, Edenor has accrued the penalties for resolutions not yet issued by the ENRE relating to the control years elapsed as of those dates. Additionally, Edenor has applied the adjustment set forth in the temporary tariff structure as well as the adjustments established by the electricity rate schedules applied during fiscal year 2008, Resolutions No. 324/08 and 628/08.

The ENRE Penalties and Discounts included in the Adjustment Agreement are adjusted as stipulated in such agreement, whereas the penalties imposed subsequent to the Adjustment Agreement are adjusted as established in each of the resolutions pursuant to which such penalties are imposed.

Furthermore, as of December 31, 2014, Edenor Management has considered that the ENRE has mostly complied with the obligation to suspend lawsuits aimed at collecting the penalties included in the Adjustment Agreement, without prejudice to maintaining an open discussion with the entity concerning the effective date of the Adjustment Agreement and, consequently, concerning the penalties included in the renegotiation and those subject to the criteria of the Transition Period.

As from March 2008, it was decided that the penalties imposed by the ENRE not be paid. These penalties are included in the abovementioned tariff renegotiation.

2.3.8.2 Specific situations

Based on the provisions of ENRE Resolution No. 1/14, the definitive amount of the compensation payable to customers by way of discounts, as a consequence of the power cuts occurred during the period began on December 16, 2013 and ended on the date on which the service was fully restored, totaled $ 85.7 million.  As of December 31, 2014, an amount of $ 59.1 million of such total has been reimbursed to Customers, based on consumption recorded.

Additionally, in May 2014, Edenor and the Regulatory Authority entered into a payment plan agreement pursuant to which it was agreed that the penalties under litigation for a total of $ 8.7 million, plus interest for $4 million, would be paid in twelve monthly installments maturing as from June 1, 2014. As of the date of issuance of these financial statements, Edenor has already paid eight installments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

Furthermore, in November 2014, Edenor also entered into another payment plan agreement with the Regulatory Authority, pursuant to which it was agreed that the penalties under litigation for a total of $ 9.7 million, plus interest for $ 2 million, would be paid in twelve monthly installments maturing as from February 2015.

Owing to the fees set in favor of ENRE professionals who acted in execution proceedings, Edenor has entered into a payment plan agreement with seven attorneys-in-fact for a total of $ 4.3 million payable in twelve monthly installments, maturing as from February 2015.

2.3.9 Stabilization factor

By Note 2883 dated May 8, 2012 (reference Resolutions MEyFP 693/11 and MPFIPyS 1900/11), the ES has implemented a mechanism whose objective is to keep the amounts billed to residential customers throughout the year stable, thereby minimizing the effects of the seasonal consumption of electricity.

This methodology applies to all residential customers, regardless of whether or not they receive Government grants on electricity rates, who may opt to adhere to this stabilization system.

Average consumption is determined based on the consumption recorded in the last six two-month periods. The stabilization factor arises from the difference between the aforementioned average consumption and the consumption recorded in the current two-month period. This value will be added to or subtracted from the two-month period charges, and the result obtained will be the amount to be paid before the corresponding taxes. The adjustments that are to be made in accordance with the differences between average consumption and recorded consumption will be reflected in the bill for the last two-month period of each calendar year.

The differences that arise as a consequence of comparing the annual average consumption to the consumption of the current two-month period will be recorded at the end of each period in the trade receivables balance sheet account, crediting or debiting the account, as the case may be, if the annual average consumption is higher or lower than the consumption of the current two-month period.

2.4 Amendment of the Argentine Hydrocarbons Law

On October 29, 2014, the National Congress enacted Law No. 27,007 amending Hydrocarbons Law No. 17,319. This Law incorporates new drilling techniques available in the oil industry, as well as changes mainly related to terms and extensions of exploration permits and exploitation concessions, canons and royalty rates, new legal concepts for the exploration and exploitation of unconventional hydrocarbons in the Continental Shelf and the Territorial Sea, and a promotion regime pursuant to Executive Order No. 929/13, among other key factors for the industry.

The main changes introduced by Law No. 27,007 are detailed below:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

a)    Unconventional Hydrocarbons Exploitation

Conferred a legal status to the legal concept of “Hydrocarbons Unconventional Exploitation Concession”. The term “hydrocarbons unconventional exploitation” is defined as the extraction of liquid and/or gaseous hydrocarbons by unconventional stimulation techniques applied in reservoirs situated in geological formations of schist rock or slate (shale gas or shale oil), tight sands, tight gas, tight oil, coal bed methane and/or deposits characterized, in general, by the presence of low permeability rocks.

Holders of exploration permits and/or hydrocarbon exploitation concessions will be entitled to request a hydrocarbon unconventional exploitation concession to the enforcement authority pursuant to the following terms:

-        The exploitation concessionaire may, within its area, request the subdivision of the existing area into new hydrocarbon unconventional exploitation areas and the granting of a hydrocarbon unconventional exploitation concession. Such request will be based on the development of a pilot plan seeking the commercial exploitation of the discovered reservoir pursuant to acceptable technical and economic criteria.

-        Holders of a hydrocarbon unconventional exploitation concession also being holders of a preexisting and adjacent exploitation concession may request the unification of both areas as a single hydrocarbon unconventional exploitation concession provided they furnish convincing evidence of the geological continuity of both areas. Such request should be based on the development of a pilot plan.

b)    Terms of the exploitation concessions and permits

Terms for exploration permits will be established in each call for bids issued by the enforcement authority according to the exploration’s purpose (conventional or unconventional) and based on the following:

i)      Conventional Exploration: the basic term is divided into two three-year periods plus an optional extension of up to five years. In this way, the maximum extension for exploration permits is reduced from 14 to 11 years;

ii) Unconventional Exploration: the basic term is divided into two four-year periods plus an optional extension of up to five years, that is, reaching a maximum of 13 years; and

iii) Exploration in the Continental Shelf and the Territorial Sea: the basic term is divided into two three-year periods plus an optional extension of one year each.

Upon the expiration of the basic term, the exploration permit holder will decide whether to continue exploring the area or to revert it totally to the Government. The whole originally-granted area may be kept provided the obligations arising from the permit have been properly met. Upon the expiration of the basic term, the holder of the exploration permit will revert the whole area unless it exercises its right to use the extension period, in which case the reversion will be limited to 50% of the remaining area.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

Exploitation concessions will have the following terms, which will be computed as from the granting resolution’s date:

i) Conventional Exploitation Concession: 25 years;

ii) Unconventional Exploitation Concession: 35 years; and

iii) Continental Shelf and Territorial Sea Exploitation Concession: 30 years.

Furthermore, the holder of an exploitation concession may, with a minimum one-year notice before the expiration of the concession, request the granting of indefinite extensions, for a 10-year term each, provided it has properly met its obligations as exploitation concessionaire, is actually producing hydrocarbons in the areas in question and files an investment plan consistent with the development of the concession.

The ban on simultaneously holding more than five exploration permits and/or exploitation concessions (whether directly or indirectly) has been lifted.

c)     Concession Extension

Law No. 27,007 grants the Provinces having already started the concession extension process a 90-day term to finish it based on the conditions established for each of them. All subsequent extensions will be governed by the Argentine Hydrocarbons Law.

d)    Awarding of areas

Law No. 27.007 calls for the drafting of a model invitation to bid to be jointly made by the ES and the provincial authorities, to which all calls for bids made by law enforcement authorities should adhere, and introduces a specific criterion for the award of permits and concessions on incorporating the specific parameter of “greater investment or exploration activity” as defining in the case of tie bids according, as applicable, to the National or Provincial Executive Branch’s duly supported criterion.

e)     Canons and Royalties

The amended Argentine Hydrocarbons Law has updated the exploration and exploitation canons established by Executive Order No. 1454/2007. These canons may, in turn, be generally updated by the Executive Branch based on variations in the domestic market’s crude oil price.

The updated values for each canon and royalty are detailed below:

i)      Exploration Canon:

The holder of the exploration permit will pay the canon in advance on an annual basis for each square kilometer or its fraction based on the following scale:

-        First period: $ 250 per km2 or fraction;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

-        Second period: $ 1,000 per km2 or fraction; and

-        Extension: during the first year of the extension; $ 17,500/km2 or fraction, with a 25% annual cumulative increase.

In this case, offsetting mechanisms will remain effective: the amount that the exploration permit holder should pay for the second period of the basic term and for the extension period may be readjusted by offsetting it with exploration investments actually made within the area, until reaching a minimum canon equivalent to 10% of the applicable canon per km2 during the period, which will be payable in all cases.

ii)     Exploitation Canon:

The holder of the exploitation permit will pay a canon which will consist of an annual advance payment of $ 4,500 per km2 or its fraction based on the following scale:

iii)   Royalties

Royalties are defined as the only revenue the jurisdictions holding title to the hydrocarbons will collect, in their capacity as grantors, from the production of hydrocarbons.

The 12% percentage the exploitation concessionaire should pay as royalties to the grantor on the proceeds derived from liquid hydrocarbons produced at wellhead will remain effective. The production of natural gas will bear a like percentage of the value of extracted and actually used volumes, and will be payable on a monthly basis.

Cash payment of royalties will be made based on the value of crude oil at wellhead less freight costs up to the base location for the definition of its commercial value. Payment in kind of royalties will only proceed when the concessionaire is assured a reasonable permanent reception.

The possibility to reduce royalties up to 5% taking into consideration productivity, conditions and wells location also remains effective.

In case of extension, additional royalties for up to 3% regarding the applicable royalties at the time of the first extension, up to a total maximum of 18%, will be paid for the following extensions.

For the conduction of hydrocarbon conventional exploitation complementary activities as from the expiration of the granted concession and within the hydrocarbons unconventional exploitation concession, the enforcement authority may fix additional royalties of to 3% above the current royalties, up to a maximum 18%, as applicable.

The National or Provincial Executive Branch, as applicable, acting in its capacity as granting authority, may reduce up to 25% the amount corresponding to royalties applicable to the production of hydrocarbons during a term of 10 years after the conclusion of the pilot project in favor of companies requesting a hydrocarbon unconventional exploitation concession within a term of 36 months as from Law No. 27,007’s effective date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

Finally, with the National Hydrocarbon Investment Plan’s Strategic Planning and Coordination Committee’s prior approval, royalties may be reduced up to 50% for tertiary oil recovery, extra-heavy oil and offshore products in view of their productivity, location and other unfavorable economic and technical characteristics.

f)      Extension Bond

Law No. 27,007 empowers the enforcement authority to provide for the payment of an exploitation concession extension bond, the maximum amount of which will result from multiplying proven reserves at the expiration of the concession by 2% of the average price applicable to the specific hydrocarbon during a term of 2 years before the granting of the extension.

g)    Exploitation Bond:

The enforcement authority may provide for the payment of an unconventional exploitation concession extension bond, the maximum amount of which will result from multiplying proven reserves associated with the exploitation of conventional hydrocarbons at the expiration of the granted concession by 2% of the average basin price applicable to the specific hydrocarbons during a term of 2 years before the granting of the concession.

h)    Transportation Concessions

Transportation concessions (which had so far been granted for 35 years) will be granted for the same term than that granted for the exploitation concession where it originates, with the possibility of receiving subsequent extensions for up to 10 years each. Thus, transportation concessions originating in a conventional exploitation concession will have a basic 25-year term, whereas those originating in an unconventional exploitation concession will have a basic 35-year term, each plus any extension terms which may be granted. After the expiration of these terms, title to the facilities will be transferred to the National or Provincial Government, as applicable, by operation of law and without any charges or encumbrances whatsoever.

i)      Uniform Legislation

Law No. 27,007 provides for two types of non-binding commitments between the National Government and the Provinces regarding tax and environmental issues:

i)                    Environmental Legislation: It provides that the National Government and the Provinces will seek to establish a uniform environmental legislation primarily aiming to apply the best environmental management practices to hydrocarbon exploration, exploitation and/or transportation with the purpose of furthering the development of the activity while properly protecting the environment.

ii)                   Tax System: It provides that the National Government and the Provinces will seek to adopt a uniform fiscal treatment encouraging the development of hydrocarbon activities in their corresponding territories in adherence with the following guidelines:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

-          The gross receipts tax rate applicable to the extraction of hydrocarbons will not exceed 3%;

-          The freezing of the current stamp tax rate and the commitment not to charge with this tax any financial contracts entered into in order to structure investment projects and to guarantee and/or warrant investments; and

-          The commitment by the provinces and its municipalities not to impose new taxes —or increase the existing ones— on permit and concession holders, with the exception of service compensation rates, improvement contributions and general tax increases.

i)      Restrictions on the reservation of areas to National or Provincial Government-Controlled Companies

The amendment of the Argentine Hydrocarbons Law restricts the National Government and the Provinces from reserving new areas in the future in favor or public or mixed companies or entities, irrespective of their legal form. Thus, contracts entered into by provincial companies for the exploration and development of reserved areas before this amendment are safeguarded.

Regarding areas that have not been reserved in favor of public companies and that have not yet been awarded under partnership agreements with third parties, associative schemes may be used, in which case the participation of such companies during the development stage will be proportional to their investments. In this way, the “carry” system during the areas’ development or exploitation stage has been done away with. Such system has not been prohibited for the exploration stage.

j)      Conventional and Unconventional Hydrocarbon Investment Promotion Regime

On July 11, 2013, the National Executive Branch passed Executive Order No. 929/2013, which established the Investment Promotion Regime for the Exploitation of Hydrocarbons –both conventional and unconventional (the “Promotion Regime”) with the purpose of encouraging investments destined to the exploitation of hydrocarbons and the legal concept of hydrocarbons unconventional exploitation concession.

Law No. 27.007 extends the benefits of the Promotion Regime to hydrocarbon projects involving a minimum US$ 250,000,000 direct investment, assessed at the time the hydrocarbon exploitation investment project is presented, to be invested during its first 3 years. Before the amendment, the Promotion Regime benefits reached investment projects denominated in foreign currency for a minimum US$ 1,000,000,000 amount during a term of 5 years.

Holders of exploration permits and/or hydrocarbons exploitation concessions, and/or third parties associated with such holders and registered with the National Registry of Hydrocarbon Investments submitting this kind of projects will enjoy the following rights as from the third year of their respective projects’ execution: (i) the right to freely market abroad 20% and 60% of the liquid and gaseous hydrocarbon production in the case of conventional and unconventional exploitation projects and in offshore projects, respectively, with a 0% export duty, if applicable, and (ii) the free availability of 100% of the foreign currency resulting from the exportation of these hydrocarbons, provided the applicable projects have involved a minimum US$ 250,000,000 entry of foreign currency into the Argentine financial market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

During periods in which the national production of hydrocarbons is insufficient to meet domestic supply needs pursuant to Section 6 of the Argentine Hydrocarbons Law, the subjects covered by the Promotion Regime will have, as from the third year as from the execution of their respective investment projects, the right to obtain a price not lower than the reference export price (without computing the incidence of any applicable export duties) from the exportable liquid and gaseous hydrocarbon percentage produced under such projects.

Pursuant to these investment projects, Law No. 27,007 provides for two contributions payable to the producing provinces where the investment project is conducted: (i) the first one, payable by the project holder, for an amount equivalent to 2.5% of investment amount undertaken to be committed to corporate social responsibility projects, and (ii) the second contribution, payable by the National Government, which will be determined by the Committee based on the size and scope of the investment project and which will be destined to infrastructure projects.

As at the issuance hereof, the Company has not submitted any investment projects under the Promotion Regime.

2.5 Gas Market

Gas Plus Program – ES Resolution No. 24/08

This program’s main appeal for gas producers is the free availability and commercialization of the extracted gas. In order to qualify, the producer should submit an investment project in new gas areas, in areas which have not been in production since 2004, or in areas with complex geological characteristics of compact sands or low permeability. With the exception of new entities, companies should be up-to-date with the payment of the production installments fixed pursuant to the Producers’ Agreement to join this program.

Natural Gas Surplus Injection Promotion Program (the “Program”)

On February 14, 2013 ES Resolution No. N° 1/13 was published in the Official Bulletin. This Resolution creates the Program, which aims to evaluate and approve projects furthering the national self-supply of hydrocarbons through a gas production increase and its infusion into the domestic market, as well as to generate higher levels of activity, investment and employment in this sector.

Before June 30, 2013, any person registered with the National Registry of Hydrocarbon Investments created by Executive Order No. 1277/12 may submit its project before the National Hydrocarbon Investment Plan’s Strategic Planning and Coordination Committee. The National Government undertakes to pay a monthly compensation resulting from: (i) the difference between the Surplus Injection price (US$ 7.5/MMBTU) and the price actually collected from the sale of the Surplus Injection, plus; (ii) the difference between the Base Price and the price received from the Adjusted Base Injection. These projects will be in force for a maximum term of 5 years, with the possibility for renewal.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

On April 26, 2013, Committee’s Resolution No. 3/13 was published in the Official Bulletin, which regulates the Program and sets forth that any companies interested in participating in the Program should submit monthly affidavits to the Committee containing specifically-detailed documentation on injection, price, contracts, etc., so that they may, after meeting the methodology and terms specified therein, obtain the applicable compensation. Furthermore, the Resolution expressly prohibits natural gas purchase and sale operations between producers and provides special considerations regarding new high-risk projects, investments control, the evolution of reserves and the Program’s auditing mechanism.

On July 11, 2013, pursuant to Provision No. 15/13 of the Committee, the Company was registered with the National Registry of Hydrocarbon Investments.

PEPASA has submitted several projects to the Committee’s consideration. On August 7, 2013, pursuant to Resolution No. 27/13, the Committee approved a project for an increase in the total natural gas injection submitted by the Company, with retroactive effects to March 1, 2013.

As at December 31, 2014, income recognized under this item amounts to $ 149.7 million. At the date of issuance of these financial statements, PEPASA has collected 100% of the Program’s compensations for the Program for the March 2013-November 2014 period for a total amount of $ 130.5 million.

2.6 Oil Market

As with the gas market, the oil market has also been affected by several resolutions.

 Resolution No. 394/2007 of the Ministry of Economy has provided for an increase in export retentions on liquid hydrocarbons, with a reference value of US$ 60.9 per barrel and a cut-off value of US$ 42 per oil barrel. The exporting producer’s income was thus limited to US$ 42 per crude oil barrel, despite the fact that its WTI value is higher than US$ 60.9 per barrel.

On January 3, 2013, the Ministry of Economy issued Resolution No. 1/2013 increasing cut-off and reference values established by Resolution No. 394/07 from US$ 42 to US$ 70 and from US$ 60.9 to US$ 80 respectively, thus increasing oil-exporting companies’ revenue.

These regulations have entailed a decrease in the crude oil price in Argentina as compared with its international price.

Recently, on December 29, 2014, pursuant to Resolution No. 1077/2014, the Ministry of Economy abrogated Resolution No. 394/07 and its amending provisions in order to establish new export rates based on the crude oil’s international price, which is determined based on the reference Brent’s value on the month corresponding to the export less eight U.S. dollars per barrel (US$ 8/Bbl). Under this new system, the cut-off value is set at US$ 71/Bbl. That is, where the international price does not exceed US$ 71, the producer will pay export duties for 1% of that value. When the price is above US$ 80 (that is, an international price of $72/Bbl), variable deductions will be settled.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

Crude Oil Production Promotion Program

On February 14, 2015, Resolution No. N° 14/15 issued by the Committee was published in the Official Bulletin. This Resolution provided for the creation of the Crude Oil Production Promotion Program (the “Crude Oil Program”), which will be effective for a term of one year (extendable to another year).

Registration with this new Crude Oil Program is limited to subjects registered with the Oil Companies Registry, and requests may be submitted until April 30, 2015. The Crude Oil Program will be financed by the National Treasury.

The methodology for calculating this new Program’s stimulus is similar to that used by the Natural Gas Surplus Injection Promotion Program (created by Committee’s Resolution No. 1/13), as it grants a stimulus of US$ 2 or US$ 3 per crude oil barrel (depending on whether it will be destined to internal consumption or exportation) produced over its Base Production until reaching a maximum price depending on the type of crude oil (US$ 70 USD/BBL for Escalante and US$ 84/BBL for Medanito).

NOTE 3: BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with IFRS issued by the IASB and IFRIC. All the IFRSs in force as at the date of preparation of these consolidated financial statements have been applied. Additionally, the Company has applied the first phase of IFRS 9 “Financial Instruments” at the transition date.

The presentation in the consolidated statement of financial position makes a distinction between current and non-current assets and liabilities. Current assets and liabilities are assets expected to be realized or liabilities expected to be extinguished within a period of twelve months from the closing date of the period subject of the report, as well as those held for sale respectively. Additionally, the Group informs the cash flow from its operating activities using the indirect method. The fiscal year starts on January 1 and finishes on December 31 of each year. The economic and financial results are disclosed based on the fiscal year.

These consolidated financial statements are stated in Argentine pesos. They have been prepared under the historical cost convention, as modified by the measurement of certain financial assets and liabilities at fair value through profit and loss.

The preparation of these consolidated financial statements under IFRS requires estimates and assessments be performed affecting the amounts of assets and liabilities recorded and the contingent assets and liabilities disclosed as at the date of issuance of these consolidated financial statements, as well as the disclosure of income and expenses during such period. The areas involving a greater level of judgment and complexity or the areas in which assumptions and estimates are significant for the consolidated financial statements are described in Note 5.

These consolidated financial statements have been approved for issue by the Board of Directors dated March 10, 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 3: (Continuation)

Comparative information

Balances as of December 31, 2013, included in these consolidated financial statements for comparative purposes, arise from the financial statements at that date. Certain reclassifications have been made to those financial statements to keep the consistency in the presentation with the amounts of the current year.

NOTE 4: ACCOUNTING POLICIES

The main accounting policies used in the preparation of these financial statements are explained below. Unless otherwise stated, these accounting policies have been consistently applied in all the years presented.

4.1 Changes in accounting policies

4.1.1      New mandatory provisions, modifications and interpretations for fiscal years beginning January 1, 2014

The following provision applies to the Company as from this fiscal year, and has not had a significant impact on its financial position and operating results.

-  IAS 36 (reviewed in 2013) - “Impairment of Assets” was issued May 2013, and modifies the disclosure requirements applicable to the recoverable value of impaired assets, if such value is based on their fair value less costs of disposal.

- IFRIC 21 - "Levies" was issued in May, 2013, and provides guidance on when to recognize a liability for a levy imposed by the Government; it applies both to levies accounted for in accordance with IAS 37 - "Provisions, Contingent Liabilities and Contingent Assets", and those where the timing and amount of the levy is certain.

4.1.2      New provisions, modifications and interpretations which are not yet effective and have not been early adopted by the Company

- IFRS 15, “Revenue from Contracts with Customers", was issued in May 2014 and applies to any annual reporting period beginning on or after January 1, 2017. This standard specifies how and when revenues should be recognized, and identifies the additional information the Company should disclose in its financial statements.

The standard provides a single, principles based five-step model which will be applied to all contracts with customers. The Company is currently analyzing its effects; however, it estimates that its application will not have a significant impact on the Company’s operating results or financial position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

- IFRS 9 – “Financial Instruments”: This modification, which was issued in July 2014, covers all the phases of the IASB project to replace IAS 39 - “Financial Instruments: Recognition and Measurement”. These phases are the classification and measurement of instruments, impairment and hedging. This version adds a new impairment model based on expected losses and some minor modifications to the classification and measurement of financial assets. This new provision supersedes all previous versions of IFRS 9 and is effective for periods starting as from January 1, 2018. As at the transition date, the Company has adopted the first phase of IFRS 9.

4.2      Consolidation

a.     Subsidiaries

These financial statements include those of the Company and the entities controlled by it. Subsidiaries are all entities over which the Company exercises control, which is generally accompanied by a percentage above 50% of the available voting rights. The Company controls an entity when it is exposed or entitled to variable returns in view of its involvement in the entity and has the capacity to affect these returns through its power over it. When determining whether the Company controls an entity, the existence and effect of potential voting rights which are currently exercisable or convertible are considered. The Company also evaluates the existence of control when it does not hold more than 50% of the voting rights but can direct financial and operating policies through a “de facto control”. The “de facto control” may arise under circumstances in which the number of the Group's voting rights compared with the number and dispersion of the stakes held by other shareholders grants the Group the power to direct financial and operating policies, etc. For PEPASA, decisions on financial and operating policies are taken by the Board Directors of PEPASA, which is formed in its mayority by the same directors of the Company. Subsidiaries are consolidated as from the date on which control is transferred to the Group and are de-consolidated as from the date such control ceases.

Main consolidation adjustments are the next:

i.         elimination of balances between the Group companies, so that the financial statements disclose balances held with third parties and uncontrolled related parties.

ii.       elimination of inter-company transactions between the Group companies, so that the financial statements disclose results with third parties and uncontrolled related parties.

iii.      elimination of interest in equity and profit/loss and in the results of each year of the group companies

iv.     recognition of assets and liabilities identified in process of business combination.

Accounting policies of subsidiaries have been changed, where necessary, to ensure consistency with the policies adopted by the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

b.     Business combinations

Business combinations are accounted through the application of the acquisition method of accounting. The consideration for the acquisitions is measured at its fair value by calculating the sum, as at the acquisition date, of the fair value of the transferred assets, the incurred or taken on liabilities and the warrants issued by the Company and delivered in consideration of the control of the acquired business.

Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities assumed in a business combination are measured at their fair values at the acquisition date.

Goodwill represents the excess of the aggregate of the acquisition cost, plus the amount of any non-controlling interest in the acquired entity and the fair value of the equity interest in the acquired entity held by the company (if any) over the net identifiable assets acquired and liabilities assumed, at the date of acquisition.

If as a result of the assessment, the net amount of identifiable assets acquired and liabilities assumed exceeds the sum of the acquisition cost, plus the amount of any non-controlling interest in the acquired entity and the fair value of the equity interest in the acquired entity held by the company (if any), this excess is accounted for immediately in profit and loss as a gain for the purchase of the business.

The Group has up to 12 months to finalize the accounting for a business combination. Where the accounting for a business combination is not complete by the end of the year in which the business combination occurred, the Group reports provisional amounts.

c.     Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is, as transactions with the owners in their capacity as owners. The difference between the fair value of any consideration paid/collected and the corresponding part of shares acquired/disposed on the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

d.     Disposal of subsidiaries

When the Group ceases to have control, any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in the carrying amount  recognized in a profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

e.            Joint Arrangements

The Company applies IFRS 11 to all its joint arrangements. Under IFRS 11, joint arrangements are classified as either joint ventures or joint operations depending on each investor’s contractual rights and obligations. A joint venture is a contractual arrangement whereby the parties that have joint control on the arrangement have rights to the net assets of the arrangement. A joint operation is a contractual arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement.

f.          Interest in joint ventures

The Company accounts for its joint ventures using the equity method of accounting. Under this method, the interest is recognized at cost at the beginning and is subsequently adjusted by recognizing the portion that corresponds to the Company in the result obtained by the joint arrangements, after the acquisition date.

The Company recognizes in profit and loss its portion in the joint ventures results and in other comprehensive income its portion in other comprehensive results of the joint arrangements.

Accounting policies of the joint venture have been changed when necessary to ensure consistency with the policies adopted by the Group.

g.     Participations in joint operations

The Company uses the proportionate share method on its assets and liabilities to disclose its interests in the different consortiums and joint venture for the prospecting, exploitation and production of hydrocarbons. This method requires disclosing its interests and obligations in each type of asset and liability respectively, under the terms of the agreement, as well as in the income, costs and expenses in each of the items of the consolidated financial statements.

Accounting policies applicable to joint operations have been modified and adapted, if applicable, to ensure consistency with the policies adopted by the Company.

h.     Interest in associates

All associates are entities over which the Company does not exercise control but has significant influence, which is generally accompanied by a direct and indirect interest between 20% to 50% of voting rights, unless it can be clearly evidenced that this influence is non-existent. On the contrary, it is presumed that the investor does not exercise a significant influence if it directly or indirectly holds less than 20% of the voting rights in the associate, unless it can be clearly evidenced that this influence does exist.

The subsidiary PEPCA holds a 10% interest in CIESA. However, it exercises a significant influence on the operating and financial decisions affecting that company since it has the power to appoint a Titular Director.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of profit or loss of the Investee after the date of acquisition. The Group’s share of post-acquisition profit or loss is recognized in the income statement, and its share of post- acquisition movements in Other comprehensive income is recognized in Other comprehensive income with a corresponding adjustment to the carrying amount of the investment.

Accounting policies of the associates have been changed or adapted where necessary to ensure consistency with the policies adopted by the Group.

i.         Predecessor accounting

For business combinations under common control, the predecessor accounting method is used, whereby the acquirer recognizes assets and liabilities at the predecessor’s book value. No new goodwill is recognized for these transactions.

4.3      Segment information

Operating segments are reported consistently with internal reports reviewed by the Executive Director.

The Executive Director, is the highest decision-making authority, is the person responsible for allocating resources and setting the performance of the entity’s operating segments, and has been identified as the person/ body executing the Company’s strategic decisions.

4.4      Property, plant and equipment

All Property, Plant and Equipment for use in production or for administrative purposes are stated at historical cost less depreciation an less any accumulated impairment. Historical cost includes expenditure that are directly attributable to the acquisition of the items.

In accordance with the provisions of IAS 23 “Borrowing costs”, borrowing costs in relation to any given asset could be capitalized when such asset is in the process of production, construction, assembly or completion, and such processes, due to their nature, take long periods of time; those processes are not interrupted; the period of production, construction, assembly or completion does not exceed the technically required period;  the necessary activities to put the asset in condition to be used or sold are not substantially complete; and the asset is not in condition so as to be used in the production of other assets or startup, depending on the purpose pursued with its production, construction, assembly or completion.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably and the investment will improve the condition of the asset beyond its original state. The carrying amount of those parts that are replaced is derecognized. It is a condition of an item of property, plant and equipment to continue to operate, to conduct periodic inspections for faults regardless of whether parts of the elements are replaced or not (major maintenance).  All other repairs and maintenance are charged to the income statement during the financial period in which they have been incurred.

Land is not depreciated. Machinery and generation equipment are depreciated under the unit of production method. Wells are depreciated based on production volumes in relation to proven and developed reserves. Mining property is depreciated based on production volumes in relation to proven and developed reserves.

Depreciation on other assets is calculated using the straight-line method.

The main depreciation methods are described below:

Buildings: 50 years

Substations: 35 years

High voltage lines: 40 - 45 years

Medium voltage lines: 35 - 45 years

Low voltage lines: 30 - 40 years

Transformer centrals: 25 - 35 years

Meters: 25 years

Vehicles: 5 years

Furniture, fittings and communication equipment: 5- 20 years

Computer equipment and software: 3 years

Tools: 10 years

Gas Plant and Pipeline: 20 years

Works in progress are valued according to their degree of progress. Works in progress are recorded at cost, less any loss due to impairment, if applicable. The cost includes expenses attributable to construction, including costs of capitalized loans when they are part of the cost incurred for the purpose of acquisition, construction or production of an item of property, plant and equipment that necessarily takes a considerable period of time to be available for use. Borrowing costs capitalization cease once the asset is substantially complete or has been suspended, in the case that its development is at this stage. Depreciation of these assets starts when they are in working condition.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at least at each financial year-end.

An asset’s carrying amount is written down immediately to its recoverable amount if its carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

4.5      Intangible assets

a.     Goodwill

Goodwill is the result of the acquisition of subsidiaries. Goodwill represents the excess of the acquisition cost over the fair value of the equity interest in the acquired entity held by the company in the net identifiable assets acquired at the date of acquisition.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated from the acquisition date to each of the acquirer’s cash-generating units or group of CGUs that are expected to benefit from the synergies of the combination. Each unit or group of units that goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.

b.     Concession arrangements

Concession arrangements corresponding to Edenor and hydroelectric generation plants Diamante and Nihuiles are not covered by the guidelines of IFRIC 12 “Service Concession Arrangements”.

These concession agreements meet the criteria set forth by the IFRSs and are amortized following the straight-line method based on each asset’s useful life, which corresponds to the life of each concession agreement.

The concession of Edenor, has a usesful life of 83 years, while the Hidroelectric Diamond and Nihuiles has a usesful life of 30 years.

c.     Identified intangible assets in acquired investments

Corresponds to intangible assets identified at the moment of the acquisition of companies from the distribution segment. Identified assets meet the criteria established in IFRS and are amortized by the straight-line method according to the useful life of each asset, considering the estimated way in which the benefits produced by the asset will be consumed.

d.     Rights over arbitration proceedings

It corresponds to rights acquired by the Company to control, suspend and waive judicial claims.

As proceedings’ conclusion dates cannot be accurately foreseen, it has been determined that they have an indefinite useful life.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

4.6      Biological assets

Biological assets comprise grape plantations and seed plots. These biological assets are measured on initial recognition and at the end of each reporting period, at its cost, which does not differ from its fair value less costs to sell.

4.7      Assets for oil and gas exploration

Expenses related to oil and natural gas exploration and evaluation are accounted for by the successful effort method. Costs are accumulated at the level of each oil field. Geological and geophysical costs are recorded as expenses as they are incurred. Costs directly associated to the exploration of wells and costs of exploration and acquisition of rights on real property are capitalized until the reserve determination is assessed. If the conclusion reached is that the discovery has no commercial viability, then those expenses are charged to results.

Capitalization is recognized in property, plant and equipment or in intangible assets according to the nature of the expense.

4.7.1 Development tangible and intangible assets

Disbursements for the building, installation and completion of infrastructures such as platforms, pipes and the drilling of wells with demonstrated commercial viability are capitalized as Property, Plant and Equipment and as intangible assets according to their nature. Regarding the investments in wells under the commitments undertaken in Phase I of the Investment Agreement entered into with YPF for the “Rincón del Mangrullo” area, PEPASA has recognized 50% as Mining Property and the remaining 50% as wells. Additionally, part of the investments in wells under the commitment undertaken with Petrobras for “El Mangrullo” area has been disclosed as Mining Property. When commercially viable reserves are found, exploration and evaluation assets are tested for impairment and transferred to development tangible or intangible assets. During the exploration and evaluation phase, no depreciation expenses are recognized for Property, Plant and Equipment or intangible assets.

4.7.2 Assets for oil and gas production

Assets for oil and gas production are tangible assets for exploration and evaluation and development expenses associated to production of proven reserves.

4.7.3 Cost of decommissioning of wells

Estimated future costs of wells plugging and abandonment in the hydrocarbon areas, discounted at a rate estimated at the time of their initial measuring, are capitalized together with the assets originating them, and are depreciated using the unit-of-production method. Additionally, a liability is acknowledged for this item at the estimated value of discounted payables.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

4.7.4 Depreciation

Assets related to oil and gas production are amortized following the production unit method. Production unit rates are based on developed reserves with proven viability, such as reserves of oil, gas and other mineral reserves that are expected to be recovered through existing facilities using the current operating methods. Oil and gas volumes are considered as produced once they are measured with the oil meters at the custody transfer points or at the sale transactions points at the output valve of the storage tank.

The depreciation is adjusted by changes in the estimates of proved developed reserves when such changes arise. PEPASA performs reserves estimates reviews, which are certified by independent engineers at least once a year.

4.7.5 Impairment – Assets for exploration and evaluation

Assets for exploration and evaluation are subject to impairment tests whenever facts and circumstances suggest that an impairment in value may have occurred. An impairment loss is recognized for the amount in which the book value of the exploration and evaluation asset exceeds its recoverable amount. The recoverable amount is the higher of the value in use and the fair value less costs to sale of the exploration and evaluation assets. With the purpose of assessing the impairment, the exploration and evaluation assets subject to impairment tests are grouped together with the cash-generating units of the existing producing fields that are located in the same geographical region.

4.7.6 Impairment – Proven property for oil and gas production and intangible assets

Properties for oil and gas production and intangible assets whose commercial and technical viability has been proven are evaluated for impairment losses at the moment when facts or changes in circumstances suggest that the carrying amount could not be recoverable. An impairment loss is recognized for the amount in which the carrying value of the asset exceeds its recoverable amount. The recoverable amount is the higher of the value in use and the fair value less the cost to sale of the assets. With the purpose of assessing the impairment, the assets are grouped at the lowest level at which separate cash flows can be identified (in CGUs).

4.8 Impairment of non financial assets

Assets that have an indefinite useful life - for example, goodwill or intangible assets not ready to use – are not subject to amortization and are tested annually for impairment.

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized as the amount by which the asset´s carrying amount exceeds its recoverable amount. Recoverable amount is the higher amount of fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGUs).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

Non-financial assets other than goodwill that have been impaired are reviewed at each reporting date for possible reversal of the impairment.

4.9 Foreign currency translation

4.9.1 Functional and presentation currency

Information included in the financial statements entities are measured in the functional and presentation currency of the Company, which is the currency of the primary economic environment in which the entity operates. The functional currency is Argentine peso, which is the Group’s presentation currency.

These financial statements have been prepared under the historical cost convention in nominal currency stablished in IFRS criteria applicable for non-hyperinflationary economies.

4.9.2 Transaction and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign exchange gain and loss resulting from the settlement of any transaction and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, unless they have been capitalized.

The exchange rates used are as follows: buying rate for monetary assets, selling rate for monetary liabilities, average rate at the end of the year for balances with related parties, and date-specific exchange rate for foreign currency transactions.

4.9.3 Subsidiaries

All subsidiaries functional currency is the peso, so there are no effects of foreign currency translation.

4.10 Financial assets

4.10.1 Classification

The Company classifies its financial assets under the following categories: those to be measured subsequently at fair value and those to be measured at amortized cost. This classification depends on whether the financial asset is a debt instrument or an equity investment. For the asset to be measured at amortized cost, two conditions described below must be verified. The remaining financial assets are measured at fair value. IFRS 9 “Financial Instruments” requires that all the investments in equity instruments are measured at fair value.

a.     Financial assets at amortized cost

Financial assets are measured at amortized cost only if the following criteria have been met:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

 i.           the objective of the Group’s business model is to hold the asset to collect the contractual cash flows;

ii.          the contractual terms, on specified dates, have cash flows that are solely payments of principal and interest on the outstanding principal.

b.     Financial assets at fair value

If any of the above mentioned criteria has not been met, the financial asset is measured at fair value through profit or loss.

All equity investments are measured at fair value. For equity investments that are not held for trading, the Group can irrevocably choose at the moment of the initial recognition to present changes in fair value through other comprehensive income. The decision of the Group was recongnizing changes in fair value through profit or loss.

4.10.2 Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade-date, which is the date on which the Group commits to the purchase or sale of the asset. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset.

A gain or loss on a debt investment that is subsequently measured at fair value and is not part of a hedging relationship is recognized in profit or loss. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the financial asset is derecognized or impaired and through the amortization process using the effective interest rate method.

The Group subsequently measures all equity investments at fair value. When the Group elects to present the changes in fair value in other comprehensive income, such changes cannot be reclassified to profit or loss. Dividends from such investments continue to be recognized in profit or loss as long as they represent a return on investment.

The Company reclassifies financial assets if and only if its business model to manage financial assets is changed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

4.10.3 Impairment of financial assets

Assets carried at amortized cost

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets measured at amortized cost are impaired. A financial asset or a group of financial assets are impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset, and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

Evidence of impairment may include indications that the debtors or a group of debtors are experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization.

The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the income statement. If the financial asset has a variable interest rate, the discount rate for the calculation of the impairment loss is the currently effective interest rate under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the consolidated statement of comprehensive income.

4.10.4 Offsetting of financial instruments

Financial assets and liabilities are offset, and the net amount reported in the consolidated statements of financial position, when there  is a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

4.11 Trade and other receivables

4.11.1 Trade receivables

Trade receivables are amounts owed by customers for the sale of generated and distributed power, the sale of gas and liquid fuels and the provision of counseling services in the ordinary course of business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

Generation and Holding

Trade receivables and other receivables are recognized at fair value and subsequently measured at amortized cost, using the effective interest method.

Receivables from CAMMESA allocated to FONINVEMEM and Agreement 2014, documented as LVFVDs, have been valued at their amortized cost, the maximum value of which is their recoverable amount at the period’s closing date. The amortized cost has been determined based on the estimated future cash flows, discounted based on a rate reflecting the time value of money and the risks inherent to the transaction.

In the generation segment the Company accounts a provision for doubtful accounts when there is objective evidence that the Company will not be able to collect all the amounts that are owed to it according to the original terms of those receivables, based on an individual analysis of the recoverability of loan portfolio.

Distribution

The receivables arising from services billed to customers but not collected as well as those arising from services rendered but unbilled at the closing date of each financial year are recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

The receivables from electricity supplied to low-income areas and shantytowns are recognized, also in line with revenue, when the Framework Agreement has been renewed for the period in which the service was provided.

The amounts thus determined are net of an allowance for the impairment of receivables. Any debt arising from the bills for electricity consumption that remain unpaid 13 working days after their due dates for small-demand (tariff 1) customers and 7 working days after due date for medium and large-demand (tariff 2 and 3) customers is considered a default balance. The uncollectibility rate is determined for each customer category based on the historical comparison of the balances that were written off as an expense against the default balances of each customer group.

Additionally, and faced with temporary and/or exceptional situations, Edenor Management may redefine the amount of the allowance, specifying and supporting the criteria used in all the cases.

4.11.2 Other receivables

Other receivables are initially recognized at fair value and subsequently measured at amortized cost, using the effective interest method, and when significant, adjusted by the time value of the currency. The Company records impairment allowances when there is objective evidence that the Company will not be able to collect all the amounts owed to it in accordance with the original terms of the receivables.

The CMM amounts receivables, as well as the related income, are recognized to the extent that they have been approved by the ENRE and recognized by the ES by means of a Note or Resolution.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

Where applicable, allowances for doubtful tax credits have been recognized based on estimates on their uncollectibility within their statutory limitation period, taking into consideration the Company’s current business plans.

4.12 Inventories

Inventories are measured at the lower of cost and net realizable value.

Given that the Company's inventories are not goods held for sale, their valuation is considered as based on the purchase price, import duties (if applicable) and other taxes (not subsequently recoverable by tax authorities), transportation, storage and other costs directly attributable to the acquisition of those assets.

Cost is determined using the weighted average cost method.

The Company has classified materials and spare parts into current and non-current, depending on their ultimate purpose, the latter being those that can be used for maintenance or improvement on existing assets. The non-current part of materials and spare parts is shown under the heading “Property, plant and equipment”.

The carrying value of inventories, taken as a whole, does not exceed the recoverable amount at the end of each year.

4.13 Derivative financial instruments

Derivatives are initially recognized at their fair value on the derivative contract’s effective date. After their initial recognition, they are re-measured at their fair value.

However, the Company partially hedges its exchange rate risk through the execution of forward contracts denominated in U.S. dollars.

The method used to recognize the resulting profit or loss depends on whether the derivative has been designated as a hedging instrument, and, if so, on the nature of the item being hedged. The Company has not designated any derivative as a hedging instrument; therefore, changes in their value are disclosed in “Changes in the fair value of financial instruments”, under “Other financial results”.

The fair value of derivative financial instruments traded in active markets is disclosed based on their quoted market prices. The fair value of financial instruments that are not traded in active markets is determined using different valuation techniques. The Company uses its critical judgment to select the most appropriate methods and to determine assumptions which are based mainly on the market conditions prevailing at the closing date of each year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

In order to cover for foreign-currency exchange rate fluctuations during the year, the Company has entered into forward contracts to purchase U.S. dollars with pesos for a nominal value of US$ 149.9 million at an average exchange rate of $ 9.02 per U.S. dollar, having maturities between March, 2014 and April, 2015. As of the closing date of this fiscal year, the U.S. dollar purchasing position amounts to US$ 69.4 million at an average exchange rate of $ 9.84 with maturities between March and April, 2015. The fair value of contracts at December 31, 2014 amounted to a liability position of $ 47.9 million, which is shown under financial derivatives. These contracts are guaranteed with financial assets measured at fair value and with cash and cash equivalents in the amount of $ 110 million, disclosed in other receivables.

Regarding the issuance of the letters of credit required by the Project’s offshore contractors mentioned in Note 2, on December 19, 2014, CTLL conducted forward transactions for the purchase of U.S. dollars with pesos with ICBC Bank in order to cover for the foreign-currency exchange rate risk affecting payments in foreign currency to contractors in the amounts and on the dates provided for in the above mentioned letters of credit. The main conducted operations are described below:

USD	PRICE	DATE
12,234,000	8.7875	01/19/2015
6,116,000	8.8150	01/22/2015
6,000,000	8.9550	02/10/2015
2,685,065	9.2500	03/19/2015
1,611,039	9.4950	04/20/2015
3,444,165	9.8625	06/01/2015

In turn, by using the funds received from CAMMESA pursuant to the Project’s Financing Agreement CTLL has made several term deposits for the amounts and maturing on the payment dates provided for in the letters of credit, which, at the closing of this financial statements, amount to $ 276.6 million and are disclosed under “Other current receivables” as security deposits.

As of December 31, 2014, the economic impact of these operations resulted in a net loss of $ 48.4 million, which is disclosed under “other financial results” of the consolidated Statement of comprehensive income.

4.14 Cash and cash equivalents

Cash and cash equivalents includes cash in hand, demand deposits with banking institutions and other short-term, highly liquid investments with original maturities not exceeding three months and subject to an insignificant risk of changes in value. If any, current account overdrafts are not disclosed under Cash and cash equivalents in the statement of cash flows since they are not part of the Company’s cash management.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

4.15 Assets classified as held for sale and associated liabilities

The subsidiaries’ assets and liabilities that have been made available for sale are classified as Assets available for sale and associated liabilities when the carrying amount will be mainly recovered through a sale transaction, and this transaction is regarded as highly probable. These assets are valued at the lower of the carrying amount and fair value less costs of disposal. The amounts recognized in profit or loss corresponding to discontinued operations have been included in a single line item of the Company’s consolidated statement of comprehensive income (loss) called "Discontinued operations".

4.16 Shareholder´s equity

Equity’s movements have been accounted for in accordance with the pertinent decisions of shareholders' meetings and legal or regulatory standards.

a.     Share capital

Share capital represents the capital issued, composed of the contributions that were committed and/or made by the shareholders and represented by shares that comprise outstanding shares at nominal value. Ordinary shares are classified as equity.

b.     Additional paid in capital

It includes:

(i)         The portion of the collected price exceeding the face value of the shares issued by the Company, net of absorbed accumulated losses.

(ii)       The difference between the fair value of the consideration paid/collected and the accounting value of the equity interest in the subsidiary acquired/sold/diluted which does not represent a loss of control or significant influence.

(iii)      The difference between the proportional equity value registered before the merger of subsidiary CTG with subsidiaries EGSSA and EGSSAH and the value resulting from applying to the subsidiary’s merged equity interest, the new ownership share resulting from the exchange relationship.

c.     Legal reserve

In accordance with the Argentine Commercial Companies Law No. 19550, 5% of the profit arising from the statement of comprehensive income for the year, prior years' adjustments, the amounts transferred from other comprehensive income and prior years' accumulated losses, must be appropriated to a legal reserve until such reserve equals 20% of the Company’s outstanding capital. When for any reason, the amount of this reserve will be shorter, dividends may not be distributed, until such amount is made.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

d.     Voluntary reserve

This reserve results from an allocation made by the Shareholders’ Meeting, whereby a specific amount is set aside to cover for the funding needs of projects and situations associated with Company policies.

e.     Directors´option reserves

It refers to the reserve related to the share-based payments explained in 4.17

f.      Retained earnings (Acumulated losses)

Retained earnings comprise accumulated profits or losses without a specific appropriation; positive earnings can be distributable by the decision of the Shareholders' meeting, as long as they are not subject to legal restrictions. These earnings comprise prior years' earnings that were not distributed, the amounts transferred from other comprehensive income and prior years' adjustments, according to accounting standards.

In case of existence of negative retained earnings to be absorbed at the end of the year for consideration of the Shareholders' Meeting, the following order for appropriation of balances must be followed:

i)         Reserved earnings

-   Voluntary reserve

-   Statutory reserve

-   Legal reserve

ii)       Capital contributions

iii)      Additional paid in capital

iv)     Other equity instruments (if feasible from the legal and corporate point of view)

v)       Capital adjustment

vi)     Share capital

g.     Other comprehensive income (loss)

Includes actuarial gains and losses from the calculation of liabilities for defined benefit plans and their tax effects on subsidiaries.

h.     Dividends distribution

Dividend distribution to Company shareholders is recognized as a liability in the consolidated financial statements in the year in which the dividends are approved by the Shareholders' Meeting.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

4.17 Share-based payments

Agreement assignment opportunities

The Company operates a compensation plan which provides for share-based payments to be settled through equity instruments, whereby the Company receives the services of certain key employees (Directors with administrative duties) in consideration of the Company’s equity instruments (warrants).

Pursuant to the Opportunities Assignment Agreement entered into with the Company, the Directors undertook to offer the Company, on a priority basis, any investment opportunity above US$ 5 million they detect within the Company’s investment guidelines. In consideration of this commitment, the Company granted these executives warrants for up to 20% of the Company’s capital stock pursuant to the Warrants Issuance Agreements (as amended) that the Company entered into with each of these executives.

The fair value of the services rendered in consideration of these warrants is recorded as an expense, and has been determined using the Black-Scholes model, which takes into consideration assumptions such as annual volatility, dividend yield and a risk-free interest rate denominated in U.S. dollars. Pursuant to the conditions prevailing at the time the agreements were entered into, no value has been attributed to the stipulated contractual adjustment clauses.

The total expense amount is determined by reference to the fair value of the granted warrants, against a reserve included in the Statement of Changes in Equity and accrued following the straight-line method in the term during which the Company receives this service. In view of the difficulties to determine the value attributable to the contract since there are no comparable parameters in the market (first option provided for in IFRS 2 – “Share-based payments”), the Company has used the valuation of the options issued to determine the compensation amount to be recognized during the life of the contract.

According to the terms agreed in the amendment to the Agreement, one-fifth of each Warrant was accrued annually as from September 28, 2010 and until September 28, 2014, and will remain in effect for fifteen years as from the date of issuance.

Compensation agreement Value Company

PEPASA has granted to certain officers a compensation for services (payable in cash) based on the share value appreciation.

This compensation is recorded pursuant to the guidelines set forth in IFRS 2 - “Share-based Payments”. The fair value of the services received is measured through the appreciation of the share as from its initial public offering and includes both its intrinsic value (the share quotation value as at the closing date) and its value over time (the right to participate in future quotation increases until the date this right would be actually exercised). The Black-Scholes financial valuation model was used to make this estimate, and the enforceability of the remuneration was taken into consideration.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

The fair value of the amount payable for the compensation plan is accrued and acknowledged as an expense, with the resulting increase in liabilities, during the period in which employees have an unconditional right to payment. Liabilities are revalued on each balance date and at the settlement date. Any change in the fair value of liabilities is disclosed in profit or loss.

4.18 Trade payables and other payables

4.18.1 Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

4.18.2 Customer guarantees

Customer deposits are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

In accordance with the Concession Agreement, Edenor is allowed to receive customer guarantees in the following cases:

i.       When the power supply is requested and the user is unable to provide evidence of his legal ownership of the premises;

ii.     When service has been suspended more than once in one-year period;

iii.    When the power supply is reconnected and the Company is able to verify the illegal use of the service (fraud).

iv.   When the customer is undergoing liquidated bankruptcy or reorganization proceedings.

Edenor has decided not to request customer guarantees from residential tariff customers.

Customer deposits may be either paid in cash or through the customer’s bill and accrue monthly interest at a specific rate of Banco de la Nación Argentina called “reference” rate.

When the conditions for which the Company is allowed to receive customer deposits no longer exist, the principal amount plus any interest accrued thereon are credited to the customer’s account after deducting, if appropriate, any amounts receivable which Edenor may have with the customer.

4.18.3 Customer refundable contributions

Edenor receives assets or facilities (or the cash necessary to acquire or built them) from certain customers for services to be provided, based on individual agreements and the provisions of ENRE Resolution No. 215/12. These contributions are initially recognized as trade payables at fair value against Property, plant and equipment, and are subsequently measured at amortized cost using the effective interest rate method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

4.18.4 Other payables

The other payables are initially recognized at fair value and subsequently measured at amortized cost using the method of effective interest rate.

The recorded liabilities represent, mainly, the obligations relating to the PUREE, loans (mutuums) with CAMMESA, debt with FOCEDE, and the penalties imposed by the ENRE, which Edenor Management estimates will be paid in the future, and are the best estimate, as of the date of these financial statements, of the settlement value of the present obligation.

The balances of ENRE Penalties and Discounts are adjusted in accordance with the regulatory framework applicable thereto, whereas the balances of the loans (mutuums) are adjusted by a rate equivalent to the monthly average yield obtained by CAMMESA from its short-term investments.

4.19 Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized as finance cost over the period of the borrowings, using the effective interest method.

4.20 Borrowing costs

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until the time the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognized in profit and loss in the period in which they have been incurred.

4.21 Deferred revenues

Contributions not subject to repayment

Edenor receives goods or facilities (or the cash necessary to acquire or construct them) from certain customers for services to be rendered based on individual agreements. Edenor recognizes assets received as Property, plant and equipment against in deferred income, which are accrued based on the nature of the identifiable services according to the following scheme:

i)         client’s connection to the network: they are accrued until the termination of that connection;

ii)       provision of a continuous electric power service: throughout the specific good’s useful life or the term corresponding to the delivery of the services, whichever is shorter.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

4.22 Employee benefits

Defined benefit plans

The Company operate various defined benefit plans. Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors, such as age, years of service and compensation.

The liability recognized in the balance sheet in respect to defined benefit plans is the present value of the defined benefit obligation at the end of the reporting period. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using future actuarial assumptions about demographic and financial variables that affect the determination of the amount of such benefits.

The Group's accounting policy for benefit plans is recognizing actuarial gains and losses from experience adjustments and changes in actuarial assumptions, in Other comprehensive income (loss) in the period in which they arise. Past service costs are recognized immediately in the Statement of Comprehensive Income (loss).

4.23 Provisions and contingencies

Provisions were recognized in the cases in which, considering a present obligation in charge of the group, legal or constructive, arising from a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate could be made of its amount.

The amount recorded as provisions is the best estimate of the resource outflow necessary to settle the present obligation, at the end of the reporting year, considering the pertinent risks and uncertainties. When a provision is measured using the estimated cash outflow for settling the present obligation, the amount recorded represents the present value of that cash flow. This present value is obtained applying a discount rate before taxes to reflect the market conditions, the time value of money and the risks specific to the obligation.

These provisions have been set up to cover potential contingent situations that could give rise to future obligations of payment. In estimating the amounts and probability of occurrence, the opinion of each Company’s legal advisors has been taken into account.

4.24 Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable, taking into account the estimate amount of any discount, thus determining the net amounts.

Ordinary revenue has been recognized when each and every of the following condition has been met:

i)         the entity has transferred to the buyer all significant risks and rewards;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

ii)       the amount of revenue was reliably measured;

iii)      it is probable that the entity will receive the economic benefits associated with the transaction;

iv)     costs incurred or to be incurred in relation to the transaction have been reliably measured.

4.24.1 Sales

The revenue recognition criteria of the main activities of the Company include:

i.        From the power generation activity: they are recognized as accrued comprising energy made available and generated energy.

During this fiscal year, upon the meeting of condition (iii) above, generating subsidiaries have recognized as income the fair value of the remuneration corresponding to the section c) Res. ES N ° 406/03 and the portion of the Additional Remuneration to be allotted to the Trust accrued during fiscal year 2013 and the one corresponding to this year. This change results from the execution of the 2014 Agreement on October 27, 2014, whereby CTLL have undertaken to conduct a new generation Project which will be partially funded by CAMMESA.

ii.     From the electricity distribution activity: Revenue from the electricity provided by Edenor to low-income areas and shantytowns is recognized to the extent that the Framework Agreement has been renewed for the period in which the service was rendered.

Revenue from operations is recognized on an accrual basis and derives mainly from electricity distribution. Such revenue includes both the electricity supplied, whether billed or unbilled at the end of each year, which has been valued on the basis of applicable tariffs, and the charges resulting from the application of ES Resolution No. 347/12

Edenor also recognizes revenue from other concepts included in distribution services, such as new connections, reconnections, rights of use on poles, transportation of electricity to other distribution companies, etc.

iii.       From exploration and exploitation of oil and gas activity: Revenues from sales of crude oil, natural gas and liquefied petroleum gas are recognized on the transfer of title in accordance with the terms of the related contracts, which is when the customer has taken title and assumed the risks and benefits, prices have been determined and collectibility is reasonably assured.

4.24.2 Other Income

i.           Recognition of higher cost.

The recognition of higher costs by Res. ES N° 250/13 and subsequent notes not transferred to the tariff falls within the scope of IAS 20 inasmuch as it implies a compensation for the expenses incurred by Edenor in the past.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

Their recognition is made at fair value when there is reasonable assurance that they will be collected and the conditions attached thereto have been complied with, to the extent that they have been approved by the ENRE and recognized by the ES by means of a Note or Resolution.

Such concept has been disclosed in the “Higher Costs Recognition - ES Resolution No. 250/13 and subsequent Notes” line item of the Statement of Comprehensive Income (Loss) as of December 31, 2014, recognizing the related tax effects. There are no unfulfilled conditions or any other related contingencies.

ii.          The activity from exploration and exploitation of oil and gas: Recognition of compensation for injection of surplus gas – Resolution No. 1/13

The recognition of income for the injection of surplus gas is covered by IAS 20 “Accounting for Government Grants and Disclosure of Government Assistance” since it involves a compensation as a result of the production increase committed by PEPASA.

Its recognition is made at its fair value when there is reasonable assurance that it will be collected and that the conditions required have been complied.

This item has been disclosed under Compensation for Surplus Gas Injection - Resolution No. 1/13, under Operating Income, in the Comprehensive Income (Loss) Statement.

4.24.3 Interest and dividend income

Dividend income is recognized when the right to receive payment has been established. Interest income is recognized using the effective interest method. They are recorded on a temporary basis, with reference to the outstanding principal and the applicable effective rate.

This income is recognized as long as it is probable that the entity receives the economic benefits associated with the transaction and the amount of the transaction has been reliably measured.

4.25 Income tax and tax on asset

4.25.1 Current and deferred income tax

The tax expenses for the period include current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions, where appropriate, on the basis of amounts expected to be paid to the tax authorities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

Deferred income tax is recognized, using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they come from the initial recognition of goodwill; or if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at time of the transaction affects neither accounting nor taxable profit or loss.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available and can be used against temporary differences.

Deferred income tax is provided on temporary differences from investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset the recognized amounts and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Current and deferred tax assets and liabilities have not been discounted.

4.25.2 Minimum notional income tax

The Company calculates the minimum notional income tax by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company’s tax obligation for each year will be the higher of the two taxes. If in a fiscal year, however, minimum notional income tax obligation exceeds income tax liability, the surplus will be computable as a payment in advance of income tax through the next ten years.

As of the closing date hereof, the Company’s Management analyzed this receivable’s recoverability, and allowances are created in as long as it is estimated that the amounts paid for this tax will not be recoverable within the statutory limitation period taking into consideration the Company’s current business plans. The Company’s Management will evaluate the evolution of this recoverability in future fiscal years.

4.26 Balances with related parties

Receivables and liabilities with related parties are initially recognized at fair value and subsequently measured at amortized cost.

4.27 Assignments of use

The assignments of use in which a significant portion of the risks and rewards deriving from ownership are kept by the lessor are classified as operating. At present, Edenor only has lease agreements that are classified as operating.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

As assignee: The payments with respect to operating assignments of use are recognized as operating expenses in the statement of comprehensive income (loss) on a straight-line basis throughout the term of the assignment.

As assignor: The assignments of use in which the Company does not transfer substantially all the risks and rewards of the ownership of the asset are classified as operating assignments of use.

The collections with respect to operating assignments of use are recognized as income in the statement of comprehensive income (loss) on a straight-line basis throughout the term of the assignment.

NOTE 5: CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires the Company’s Management to make future estimates and assessments, to apply critical judgment and to establish assumptions affecting the application of accounting policies and the amounts of disclosed assets and liabilities, and income and expenses.

The applied estimates and accounting judgments are evaluated on a continuous basis and are based on past experiences and other reasonable factors under the existing circumstances. Actual future results might differ from the estimates and evaluations made at the date of preparation of these consolidated financial statements. The estimates which have a significant risk of producing adjustments on the amounts of the assets and liabilities during the following year are detailed below:

5.1 Impairment of long-lived assets

Long-lived assets, including identifiable intangible assets, are reviewed for impairment at the lowest level for which there are separately identifiable cash flows (CGU).

Most of the main subsidiaries or joint ventures of the Company are a CGU, as they have only one power generation plant (generation segment), a power transmission network (transmission segment) or one concession area for the distribution of electricity (distribution segment). Consequently, each subsidiary and joint venture in these segments represents the lowest level of composition of assets generating independent cash flows.

i)      Assets subject to depreciation / amortization are reviewed for impairment when facts or circumstances show that the carrying amount may not be recoverable.

ii)     Goodwill: In accordance with the applicable accounting policies, goodwill is tested for impairment annually. The amounts recoverable from CGUs are determined based on the calculations of its value in use.

iii)   Intangible assets: Intangible assets having an indefinite useful life are not amortized. Intangible assets having an indefinite useful life are tested for impairment by comparing their recoverable amount with their book value: (i) annually; and (ii) at any time, if there is any indication that they may have been impaired.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 5: (Continuation)

In order to evaluate if there is evidence that a CGU could be affected, both external and internal sources of information are analyzed.  Specific facts and circumstances are considered, which generally include the discount rate used in the estimates of the future cash flows of each CGU and the business condition as regards economic and market factors, such as the cost of raw materials, oil and gas, the regulatory framework for the energy industry (mainly the RTI / CMM and recognition of expected prices), the projected capital investments and the evolution of the energy demand.

An impairment loss is recognized when the book value of the asset exceeds its recoverable value. The recoverable amount is the higher of the value in use and the fair value less costs of disposal. Any impairment loss will be distributed (to reduce the book value of the CGU's assets) in the following order:

(a) first, to reduce the book value of goodwill assigned to the CGU, and

(b) then, to the other assets in the cash generating unit (or group of units), prorated for the carrying amount of each asset in the unit (or group of units), taking into account not to reduce the carrying amount of the asset below the higher of its fair value less costs of disposal, its value in use or zero value.

(c) any impairment loss which may not be allocated to the specific asset will be proportionately distributed among the remaining assets making up the CGU.

The value in use of each CGU is estimated on the basis of the present value of  future net cash flows that these units will generate. The Company Management uses approved budgets up to one year for its cash flow projections extrapolated into a term consistent with the assets’ remaining useful life, taking into consideration the appropriate discount rates. In order to calculate the fair value less the costs to sale, the Company Management uses the estimated value of the future cash flows that a market participant could generate from the appropriate CGU, and deducts the necessary costs to carry out the sale of the corresponding CGU.

The Company Management is required to make judgments at the moment of the future cash flow estimation. The actual cash flows and the values may differ significantly from the expected future cash flows and the related values obtained through discount techniques.

Non-financial assets other than goodwill which have suffered impairment in the past are reviewed for a possible reversal of the impairment as at the closing date of the fiscal year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 5: (Continuation)

(a)  Reversal of Property, Plant and Equipment Impairment in CPB

As from January 2012, CAMMESA, at the direction of the ES, remuneration adjustments stablished by the “2008 – 2011 Agreement” in November, 2010 were cancelled. Furthermore, in the case of CPB, another change in the regulatory framework prevented the Company from continuing operating in the fuel oil purchase business, an activity which allowed it to obtain a margin on the fuel it acquired for generation purposes. Both measures have had a negative effect on the company’s generation of funds, which were insufficient to meet growing operating costs. The deterioration of CPB’s economic and financial situation, evidenced by operating losses, negative cash flows and a working capital deficit, resulted in a decrease in the plant’s reliability since it lacked the sufficient resources to continue bringing about the improvements necessary to keep the operating levels met during fiscal year 2011.

Therefore, as at September 30, 2012, CPB recorded an impairment loss amounting to $ 108.3 million for its Property, Plant and Equipment —which, net of the effect of the income tax, amounted to $ 70.4 million— as a result of the assessment of their recoverable value.

Impairment loss charges have been distributed on a pro rata basis in order to reduce the book value of the assets composing the CGU, taking into consideration the book value of each of the unit’s assets. After recognizing the impairment loss, the asset’s depreciation charges have been adjusted during the following fiscal years to systematically distribute its reviewed book value less any possible residual value through its remaining useful life.

Previously impaired non-financial assets are reviewed for a possible reversal of the impairment at each reporting date.

With the implementation of ES Resolution No. 95/13 and its amendent ES Resolution No. N° 529/14 —which defined a new remuneration scheme for the industry as from February 2013 and the later update of remunerative values effective as from February 2014, respectively— and the granting of financing by CAMMESA under advantageous conditions to CPB, which will allow to afford the cost of the capital investments necessary to recover the company’s plant operating capacity (Note 21.1.3), CPB´s projections regarding the recoverability of its Property, Plant and Equipment and its deferred tax assets have been updated.

In view of this situation, CPB’s management has reevaluated its discounted cash flows considering a revenue increase exceeding by 10% cost increases as from the year 2017 (on account of the recognition of cost mismatches in respect to past income) and that tariff increases will be granted to offset future cost increases.

The remaining assumptions are detailed below:

i.       Actual discount rate: 9.9%.

ii.     Growth rate: 0%.

iii.    Plant’s availability factor: 86% on average, considering the execution of major maintenance works in the generating units.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 5: (Continuation)

iv.   The collection of the maximum remuneration provided for fixed costs based on the provisions of item iii.

v.     The fulfilment of the capital investments necessary to recover the plant’s operating capacity under normal availability conditions will take place during the next two years and will receive CAMMESA’s permanent financing, which will be repaid under the conditions detailed in Note 21.1.3.

In the light of the above conclusions, CPB CGU’s value in use determined based on the present value of future net cash flows was $ 274.4 million higher than its book value. Therefore, CPB has wholly recovered the above-mentioned impairment losses which, net of accumulated depreciation, amounted to $ 88.4 million (recognized under “Reversal of Impairment of Property, Plant and Equipment” in the Statement of Comprehensive Income) and, net of the effect of the income tax, amounted to $ 57.5 million. The affected Property, Plant and Equipment items are lands, buildings, machines and generation equipment.

(b)  Test of impairment of property, plant and equipment and intangible assets associated with the subsidiary Edenor

As at December 31, 2011, the Company has recorded impairment losses associated with Edenor’s consolidated assets resulting from the assessment of their recoverable value. Depreciation losses totaled up $ 647.7 million which, net of the effect of the income tax, amounted to $ 421 million.

Cash flows are prepared on the basis of estimates concerning the future performance of certain variables that are sensitive to the determination of the recoverable amount, among which the following can be noted: (i) nature, opportunity and modality of electricity rate increases and/or cost adjustment recognition; (ii) demand for electricity projections; (iii) evolution of the costs to be incurred, and; (iv) macroeconomic variables, such as growth rates, inflation rates and foreign currency exchange rates.

The future increase in electricity rates used by Edenor to assess the recoverability of its long-lived assets as of December 31, 2014 is based on the rights to which Edenor is entitled, as stipulated in the Concession Agreement and the agreements described in Note 2 to these financial statements. Furthermore, the actions taken to maintain and guarantee the provision of the public service, the presentations made before regulatory authorities, the status quo of the discussions that are being held with government representatives, the announcements made by government officials concerning possible changes in the sector’s revenues to restore the economic and financial equation, and certain adopted measures, such as concepts described in Notes 2.3.3 and 2.3.6 to these financial statements. Edenor Management estimates that it is reasonable to expect that new increases in revenues will be obtained as from 2016.

In spite of the current economic and financial situation described in Note 42 to these financial statements, Edenor has made its projections under the assumption that the electricity rates will be improved according to the circumstances. However, Edenor may not ensure that the future performance of the variables used to make its projections will be in line with what it has estimated. Therefore, significant differences may arise in relation to the estimates used and assessments made at the date of preparation of these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 5: (Continuation)

In order to contemplate the estimation risk contained in the projections of the aforementioned variables, Edenor has considered three different probability-weighted scenarios. Although in all of them it is estimated that Edenor will succeed in reaching an acceptable agreement with the Government resulting in a gradual tariff increase, Edenor has considered different timing and magnitude of an increase in the Distribution Added Value. The scenarios that have been considered are the following:

a)    Scenario called Pessimistic: in this scenario, Edenor assumes modest electricity rate increases as from 2016. CAMMESA’s´funding assistance is maintained until 2017, when loans (mutuums) for both the Extraordinary Investment Plan and the salary increases would no longer be received. From 2017 to 2019, real higher past costs (not covered by the CMM) would be recognized, which would allow for the settlement of the accumulated debts with CAMMESA for energy purchases. Probability of occurrence assigned 20%.

b)    Scenario called Intermediate: in this case, Edenor assumes reasonable electricity rate increases as from 2016 as a result of the definitive implementation of an RTI. CAMMESA’s funding assistance is maintained until 2017, when loans (mutuums) for both the Extraordinary Investment Plan and the salary increases would no longer be received and the debts for energy purchases generated as from that time would begin to be fully settled. In 2017, real higher past costs (not covered by the CMM) would be recognized, which would allow for the settlement of both the accumulated debts with CAMMESA for energy purchases and the balances of the loans (mutuums) for the Extraordinary Investment Plan and the salary increases recorded up to that time. Probability of occurrence assigned 65%.

c)     Scenario called Optimistic: in this case, Edenor assumes an increase of its remuneration, in addition to the one recognized in the Intermediate scenario, as a result of the definitive implementation of an RTI, assuming an electricity rate schedule in line with Edenor’s expectations. CAMMESA’s funding assistance is maintained until 2017, when loans (mutuums) for both the Extraordinary Investment Plan and the salary increases would no longer be received and the debts for energy purchases generated as from that time would begin to be fully settled. In 2017, real higher past costs (not covered by the CMM) would be recognized, which would allow for the settlement of both the accumulated debts with CAMMESA for energy purchases and the balances of the loans (mutuums) for the Extraordinary Investment Plan and the salary increases recorded up to that time. Probability of occurrence assigned 15%.

Edenor has assigned to these three scenarios the previously described percentages of probability of occurrence based mainly on the experience with past delays in the tariff renegotiation process, the present economic and financial situation, the status quo of the conversations that are being held with the Federal Government and the need to maintain the public service, object of the concession, in operation.

An after tax discount rate (WACC) in pesos stated in nominal terms of 24.5% has been used in all the scenarios.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 5: (Continuation)

Sensitivity analysis:

The main factors that could result in impairment charges in future periods are: i) a distortion in the nature, opportunity and modality of the electricity rate increases and recognition of cost adjustments, and ii) the development of the costs to be incurred. These factors have been taken into account in the aforementioned weight of scenarios. Due to the inherent uncertainty involved in these assumptions, Edenor estimates that any sensitivity analysis that considers changes in any of them considered individually could lead to distorting conclusions.

Based on the conclusions previously mentioned, the valuation of property, plant and equipment, taken as a whole, does not exceed its recoverable value, which is measured as the value in use as of December 31, 2014.

Furthermore, the management understands that although these estimates may show an increase in the CGU’s value, actual measures obtained so far are insufficient to consider a sustainable recovery which may lead to the reversal of the impairment loss recognized by the Company during fiscal year 2011.

5.2 Current and deferred Income tax / Minimum notional income tax

A great level of judgment is required to determine the income tax provision since the Company Management has to regularly assess the positions stated in the tax returns as regards those situations where the applicable tax regulations are subject to interpretation and, if necessary, establish provisions according to the estimated amount that the Company will have to pay to the tax authorities. When the final tax result of these items differs from the amounts initially acknowledged, those differences will have an effect on the income tax and on the deferred tax provisions in the fiscal year when such determination is made.

A significant degree of judgment is required to determine the income tax provision. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for eventual tax claims based on estimates of whether additional taxes will be due in the future.

Deferred tax assets are reviewed at each reporting date and reduced in accordance with the probability that the sufficient taxable base will be available to allow for the total or partial recovery of these assets. Deferred tax assets and liabilities are not discounted. In assessing the realization of deferred tax assets, Management considers that it is likely that a portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income in the periods in which these temporary differences become deductible. To make this assessment, Management takes into consideration the scheduled reversal of deferred tax liabilities, the projections of future taxable income and tax planning strategies.

5.3 Provisions

The Company is subject to several lawsuits, complaints and other legal proceedings, including customers’ claims, where a third party seeks the payment of damages, reimbursement for losses or compensation. The Company’s potential liability as regards these claims, lawsuits and other legal proceedings cannot be estimated for sure. The Company Management, with the assistance of its legal counselors (lawyers) regularly reviews the status of each important proceeding and assesses its potential financial exposure.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 5: (Continuation)

If the loss derived from a lawsuit or legal proceeding is deemed probable and the amount can be reasonably estimated, the Company establishes allowance provision.

The provision for contingent losses reflect a reasonable estimation that losses will be incurred, based on information available to the Management at the consolidated financial statements date, and taking into account our litigation and resolution/settlement strategies. These estimates are prepared mainly with the help of legal counsel. However, if the Company Management estimates are incorrect, current provisions might be inadequate and derive in a charge to profits that could have an adverse effect on the balance sheet, comprehensive income (loss) statement, statements of changes in equity and cash flows.

5.4 Provision for decomissioning of wells

The obligations relating to the decommissioning of wells after completion of the operations involve managementof PEPASA to make estimates about the costs of abandonment in the long-term and the time remaining until the abandonment. Notably, technology, costs and policy, security and environmental considerations are, continually changing, which may result in differences between the actual future costs and estimates.

Estimated future costs of wells plugging and abandonment in the hydrocarbon areas, discounted at a rate estimated at the time of their initial measuring, are capitalized together with the assets originating them, and are depreciated using the unit-of-production method. Additionally, a liability is acknowledged for this item at the estimated value of discounted payables.

5.5 Allowance for doubtful accounts

The Group is exposed to losses for uncollectible receivables. The Company Management estimates the final collectability of the accounts receivable.

The allowance for the impairment of accounts receivable is assessed based on the historical level of both the balances written off as an expense and the default balances. Additionally, Edenor Management records an allowance applying an uncollectibility rate for each customer category, tariff, customers included in the Framework Agreement, not included in the Framework Agreement and, to the default balances of the reporting period.

In order to estimate collections related to the energy generation segment we mainly consider the ability of CAMMESA to meet its payment obligations to generators, and the resolutions issued by ES, which allow the Company to collect its credits with CAMMESA through different mechanisms.

Additionally, Management analyzes the allowance for uncollectible receivables of the remaining accounts receivables of the segment based on an individual analysis of recoverability of receivables of the WEM debtors.

Future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in the assessment for each year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 5: (Continuation)

5.6 Defined benefit plans

The liability recognized by the Company is the best estimate of the present value of the cash flows representing the benefit plan obligation at the closing date of the year. Cash flows are discounted using actuarial assumptions about demographic and financial variables that affect the determination of the amount of such benefits. Such estimate is based on actuarial calculations made by independent professionals in accordance with the projected unit credit method.

5.7 Penalties and Discounts ENRE

Edenor consider its accounting policy for the recognition of ENRE Penalties and Discounts critical because it depends on the penalizables events which are valued on the basis of Management best estimate, at the date of these financial statements, of the expenditure required to settle the present obligation. The balances corresponding to ENRE Penalties and Discounts are adjusted in accordance with the regulatory framework applicable thereto.

5.8 Going concern status

The subsidiary Edenor and the co-controlled company Citelec have prepared their consolidated financial statements in accordance with the accounting principles applicable to a going concern, assuming that the companies will continue to operate normally. Therefore, they do not include the effects of the adjustments or reclassifications, if any, that might be necessary to make as a consequence of the situation described in Note 42, as well as its impact on the financial statements of the Group.

The management considers that this uncertainty regarding its subsidiary Edenor and the company under common control Citelec does not affect its capacity to continue operating on an ordinary basis, as described in Note 42.

5.9 Revenue recognition

In the distribution business, revenue is recognized on an accrual basis upon delivery to customers, which includes the estimated amount of unbilled distribution of electricity at the end of each year. We consider our accounting policy for the recognition of estimated revenue critical because it depends on the amount of electricity effectively delivered to customers which is valued on the basis of applicable tariffs. Unbilled revenue is classified as current trade receivables.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 5: (Continuation)

5.10 Oil and Gas Reserves

Reserves are oil and gas volumes (expressed in oil-equivalent m3) originated from or associated with any economic income in the areas where PEPASA operates and over which it holds exploration and exploitation rights.

Crude oil and gas reserves estimates are an essential part of PEPASA’s decision-making process. Crude oil and gas reserves volumes are taken into consideration in the calculation of depreciation -by using the production unit ratio- and to evaluate exploration and exploitation asset investments’ recoverable amounts.

Reserves estimates have been prepared by PEPASA technical staff, and are based on the technological and economic conditions prevailing as of December 31, 2014 taking into consideration their economic evaluation and the expiration of the concession to determine their recoverability period.

These estimates are adjusted every time changes in the evaluated aspects so justify, or at least once a year. These reserves estimates have been certified by independent hydrocarbon counseling firms for the last time as of August 31, 2014.

There are numerous factors giving rise to uncertainty regarding the estimate of proven reserves and of future production profiles, prices and development costs, several of which are beyond the producer’s control. The reserves calculation procedure is a subjective process for estimating the crude oil and natural gas recoverable from the subsoil which involves a high degree of uncertainty. This reserves estimate is prepared based on the quality of the geological and engineering information available as at that date, as well as its interpretation.

NOTE 6: FINANCIAL RISK MANAGEMENT

6.1 Financial Risk Factors

The Company’s activities are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and the price risk), credit risk and liquidity risk.

Financial risk management is encompassed within the Company’s global policies focused on the uncertainty of certain financial markets, and aims to minimize potential adverse effects on its financial return. Financial risks are those derived from financial instruments the Company is exposed to during or at the closing of each fiscal year. The Company uses derivative instruments to hedge certain risks when it deems it necessary according to its risk management internal policies.

Financial risk Management is controlled by the Financial Department, which identifies, evaluates and covers financial risks. Risk Management systems and policies are reviewed on a regular basis to reflect changes in market conditions and the Company activities.

This section includes a description of the main risks and uncertainties which may adversely affect the Company’s strategy, performance, operational results and financial position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 6: (Continuation)

6.1.1 Market risks

Exchange rate risk

The Company, through its subsidiaries in the Generation segment, collects a meaningful part of its income in Argentine pesos pursuant to tariffs which are indexed to U.S. dollars, as is the case of income resulting from the Supply Agreement entered into between CTLL and the ES or EGSSA and the ES (merged with CTG), pursuant to Resolution No.  220/07, or CTG’s Energy Plus agreements. The other part of its operating flows expressed in Argentine pesos are not indexed to the U.S. dollar, and comprise income from hydroelectric and thermal generators that do not have Energy Plus or Supply Agreements with the ES pursuant to Resolution No. 220/07. On the other hand, most of the financial debt of the subsidiaries of the Generation segment is denominated in pesos and only a portion is denominated in US dollars but is payable in indexed peso against the U.S. dollar (a 30% as of December 31, 2014), which exposes them to the risk of loss on a devaluation of the peso.

Furthermore, on December 3, 2014, CTLL entered into an agreement for the supply of a 100 MW high-efficiency gas turbine, equipment, spare parts and services for an estimated total amount of US$ 75 million pursuant to the commitments undertaken under the 2014 Agreement, which will be financed by CAMMESA for up to an amount, denominated in pesos, equivalent to that of the Company and its power generation subsidiaries receivables issued or to be issued until December 31, 2015, which exposes the Company to a risk of loss resulting from the devaluation of the Argentine peso. In order to partially cover for the foreign-currency exchange rate risk affecting payments in foreign currency to the Project’s foreign contractors, CTLL has conducted forward transactions to purchase U.S. Dollars with pesos in the amount of US$ 32.1 million at a contracted average exchange rate of $ 9.19 per U.S. dollar and maturing between January and June, 2015.

 In turn, for the performance of the Plant’s 2015-2016 Technological Upgrade Works, CPB has undertaken several commitments with foreign providers, most of them denominated in foreign currency (mainly Euros and U.S. Dollars), which will be financed through the Loan and Receivables Assignment Agreement subscribed with CAMMESA during the month of April, 2014. As at the issuance hereof, the amounts committed under the executed agreements reach US$ 59 million.

Although the Company seeks to partially hedge this risk by converting a portion of its surplus cash into Argentine pesos indexed to the U.S. dollar exchange rate and, should it deem it necessary, by entering into foreign-currency hedge agreements, it may still be exposed to the Argentine peso fluctuations against the U.S. dollar.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 6: (Continuation)

Additionally, the Company collects its income from CAMMESA, which during the past year has incurred in significant delays in its payment terms. Even though a significant part of the Company’s transactions are denominated in U.S. dollars, they are billed in Argentine pesos and converted at the exchange rate effective during the month in which they are perfected. For the income from the Supply Contracts under Res. SE N ° 220/07, this amount in pesos is collected from CAMMESA, on average, 100 days afterward, but the difference in the exchange rate is recognized by CAMMESA only until the expiration date, about 45 days. In case there is a strong devaluation between the billing and the collection date, as was the case during the first weeks of January 2014, the U.S. dollars collectable by the Company may be severely reduced, thus limiting the effectiveness of its exchange rate hedge.

In the distribution segment, Edenor´s exposure to currency risk relates to the collection of its revenue in pesos, in conformity with regulated electricity rates that are not indexed in relation to the US dollar, whereas a significant portion of its existing financial liabilities is denominated in US dollars. Therefore, Edenor is exposed to the risk of a loss resulting from a devaluation of the peso. Edenor may hedge its currency risk trying to enter into currency fowards. Nevertheless, at the date of issuance of these financial statements, it has not been able to hedge its exposure to the US dollar under terms it may consider viable.

If Edenor continued to be unable to effectively hedge all or a significant part of its exposure to currency risk, any devaluation of the peso could significantly increase its debt service burden, which, in turn, could have a substantial adverse effect on its financial and cash position (including its ability to repay its Corporate Notes) and the results of its operations. The exchange rates used as of December 31, 2014 and 2013 are $ 8.551 and $ 6.521 per US dollar, respectively.

In the Holding and Others segment, the Company has entered into U.S. dollar-denominated investment commitments through its subsidiary PEPASA. As there isn’t a strong currency mismatch between the generation of own funds and the undertaken investments, the risk of foreign-currency exchange rate fluctuations is reasonably hedged. However, the Company has entered into several foreign-currency hedge agreements in order to minimize the impact a devaluation of the Argentine peso would have.

The following table shows the Company’s exposure to the exchange rate risk for financial assets and liabilities denominated in a currency different from the Company’s functional currency.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 6: (Continuation)

	Type	Amount of foreign currency	Exchange rate (1)	Total 12.31.2014	Total 12.31.2013

ASSETS

NON CURRENT ASSETS

Other receivables
Third parties	U$S	417,818	8.451	3,530,984	2,666,524
Total non current assets				3,530,984	2,666,524

CURRENT ASSETS

Financial assets at fair value through profit and loss	U$S	13,992,780	8.451	118,252,993	312,031,682
Trade and other receivables
Related parties	U$S	1,186,917	8.501	10,089,975	-
Third parties	U$S	2,181,947	8.451	18,439,637	30,237,124
	EUR	50,796	10.265	521,398	461,648
		£7,358	13.181	96,987	-
	U$	-	-	-	856
Cash and cash equivalents	U$S	15,833,540	8.451	133,809,244	116,186,826
	EUR	14,378	10.265	147,584	171,244
	U$	41,835	0.347	14,508	99,484
Total current assets				281,372,326	459,188,864
Total assets				284,903,310	461,855,388

LIABILITIES

NON CURRENT LIABILITIES

Trade and other payables
Third parties	U$S	-	8.551	-	(130,337,773)
Borrowings
Third parties	U$S	(230,624,486)	8.551	(1,972,069,983)	(2,391,796,158)
Related parties	U$S	-	-	-	(194,721,661)
Total non current liabilities				(1,972,069,983)	(2,716,855,592)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 6: (Continuation)

	Type	Amount of foreign currency	Exchange rate (1)	Total 12.31.2014	Total 12.31.2013

CURRENT LIABILITIES

Trade and other payables
Third parties	U$S	(47,436,496)	8.551	(405,629,479)	(188,961,031)
	EUR	(2,215,676)	10.407	(23,059,419)	(3,540,978)
		£(88,064)	13.192	(1,161,726)	(871,851)
	CHF	(30,321)	8.520	(262,367)	(223,076)
	NOK	(68,200)	1.156	(78,830)	(73,588)
	U$	(34,436)	0.347	(11,942)	(19,349)
Borrowings
Third parties	U$S	(31,725,412)	8.501	(269,697,740)	-
Related parties	U$S	(9,734,223)	8.551	(83,237,348)	(368,466,024)
Salaries and social security payable		-		-	-
Third parties	U$	(602,783)	0.347	(209,039)	(238,171)

Total current liabilities				(783,347,890)	(562,394,068)
Total liabilities				(2,755,417,873)	(3,279,249,660)

(1) The exchange rates used correspond to December 31, 2014 released by the National Bank for U.S. dollars (U$S), euro (EUR), sterling pounds (£) swiss francs (CHF), norwegian kroner (NOK) and uruguayan pesos (U$). For balances with related parties, the exchange rate used is the average.

The Company estimates that provided all other variables remain constant, a 10% revaluation/(devaluation) of each foreign currency as compared to the Argentine peso would generate the following increase/(decrease) in the fiscal year’s income:

	Argentine pesos
Currency	12.31.2014	12.31.2013
U.S dollar	244,651,172	281,316,049
Euros	2,239,044	290,809
Sterling Pound	106,474	87,185
Norwegian kroner	7,883	7,359
Swiss francs	26,237	22,308
Uruguayan peso	20,647	15,718
Total	247,051,456	281,739,427

Price risk

The Company’s investments in quoted and unquoted equity securities are subject to the risk of change in the market prices resulting from the uncertainties as to the future value of those securities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 6: (Continuation)

The Company is exposed to the price risk on its stock holdings representing 1.3% of the capital stock and possible votes in TGS, as well as on the trust holding of 40% of CIESA’s shares. However, the Company considers that the price fluctuation risk in the securities market is low, since once the pending regulatory approval is obtained, the Shares held in Trust will be transferred to the Company, which will allow to exercise an indirect joint control of TGS. On the other hand, the Company is not exposed to commodities price risks. Additionally, the Company has investments in Government securities which are exposed to the risk of a significant change in market prices.

The following table shows the Company’s exposure to the price risk for the previously mentioned financial assets:

Financial assets	12.31.2014	12.31.2013
Shares	61,629,484	84,129,331
Government securities	237,068,910	169,975,247
Trust	962,942,332	431,466,036
Total	1,261,640,726	685,570,614

The Company estimates that provided all other variables remain constant, a 10% revaluation/(devaluation) of each quotation would generate the following increase/(decrease) in the fiscal year’s income:

	Increase (decrease) of the result for the year
Financial assets	12.31.2014	12.31.2013
Shares	6,162,940	8,412,933
Government securities	23,706,891	16,997,525
Trust	95,879,913	45,588,284
Variation of the result of the year	125,749,744	70,998,741

Interest rate risk

Borrowings at variable rates exposes the Company to the interest rate risk on its cash flows due to the possible volatility they may experience, as it has happened throughout 2013 and 2014. Borrowings at fixed rates exposes the Company to the interest rate risk on the fair value of its liabilities, since they may be considerably higher than variable rates. As at December, 31, 2014, approximately 94.8 % of the loans were granted at a variable interest rate, based on the Private Badlar and Badlar rate plus an applicable margin corrected. The remaining liabilities were agreed at fixed interest rates, denominated in U.S. dollars (95.2% of the total fixed rate debt). Borrowings at variable rates are denominated in pesos.

The Company seeks to mitigate its interest-rate risk exposure through the analysis and evaluation of (i) the different liquidity sources available in the financial and capital market, both domestic and (if available) international; (ii) interest rates alternatives (fixed or variable), currencies and terms available for companies in a similar sector, industry and risk than the Company; (iii) availability, access and cost of interest-rates hedge agreements. On doing this, the Company evaluates the impact on profit or losses resulting from each strategy over the obligations representing the main interest-bearing positions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 6: (Continuation)

During the fiscal year ended December 31, 2013, the Private Badlar rate and corrected Badlar, the reference rate used by the Company for an important part of its financial liabilities, has undergone a gradual and significant increase. For example, the Badlar rate increased from approximately 14% in early 2013 to approximately 22% in late 2013, and this trend has continued year 2014 up to maximum of 27% in April, ending the year at around 20%. The Badlar rate fluctuation risk is partly set off by investing the funds in short-term instruments with a yield based or referenced on the Badlar rate.

In case the fluctuations in variable interest rates become more significant, the Company may mitigate such risk, for example, through interest rate hedge agreements. In the case of fixed rates and in view of the market’s current conditions, the Company considers that the risk of a significant decrease in interest rates is low and, therefore, does not foresee a substantial risk in its indebtedness at fixed rates.

Any significant increase in the variable interest rates at which the Company holds a significant portion of its existing financial debt may result in a significant increase in its financial burden which, in turn, may have a material adverse effect on its operating results and assets and financial position.

The following chart shows the break down of the Company’s loans classified by interest rate and the currency in which they are denominated:

	12.31.2014	12.31.2013
Fixed interest rate:
Argentine pesos	116,727,980	123,647,833
U.S dollar	2,325,005,071	2,954,983,843
Subtotal loans granted at a fixed interest rate	2,441,733,051	3,078,631,676
Floating interest rates:
Argentine pesos	2,128,838,642	599,470,559
Subtotal loans granted at a floating interest rate	2,128,838,642	599,470,559
Total	4,570,571,693	3,678,102,235

Based on the conducted simulations, and provided all other variables remain constant, a 10% increase/decrease  in variable interest rates would generate the following (decrease)/increase in the fiscal year's income:

	12.31.2014	12.31.2013
Floating interest rates:
Argentine pesos	50,398,813	12,764,404
Variation of the result for the year	50,398,813	12,764,404

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 6: (Continuation)

6.1.2 Credit risk

Credit risk results from cash and cash equivalents, deposits in banks and financial institutions, and derivative financial instruments, as well as the customers and CAMMESA’ credit exposure, which includes outstanding balances of accounts receivable and the committed transactions. Regarding banks and financial institutions, only high credit quality institutions are accepted. If there are no independent risk ratings, the risk control area evaluates the customer’s creditworthiness, past experiences and other factors.

Individual credit limits are set according to the limits defined by the Board of Directors based on internal or external ratings.

Electric power generators collect through CAMMESA payments corresponding to the new remuneration scheme implemented through ES Resolution No. 95/13 at the beginning of 2013 and updated by Res. SE No. 529/14, in early 2014. On the other hand, there is an increasing deficit between payments collected by CAMMESA and receivables from the generating companies in respect to this entity. This is due to the fact that the price collected by CAMMESA regarding the electric power marketed in the Spot Market is regulated by the National Government, and is lower than the generation marginal cost that CAMMESA has to reimburse to generators. The National Government has been filling this gap through contributions by the Treasury. As these Treasury contributions do not cover the whole amounts receivable by generators, CAMMESA’s debt with them has gradually increased. It cannot be guaranteed that CAMMESA will continue making payments to generators, both regarding the energy and the power sold.

Besides, the default in the payment of WEM’s electricity power purchases by electric power distribution service providers has considerably increased in the last years. This has increased the WEM’s deficit and affected (both regarding payment terms and payable volume) -and may possibly affect even more- CAMMESA’s payment capacity to WEM’s creditors (basically generation and transportation companies) and their income.

The impossibility by CAMMESA to pay the generators’ receivables may have a substantially adverse effect on their cash income and, consequently, on the result of their operations and financial situation which, in turn, may adversely affect the Company’s repayment capacity.

Furthermore, with the implementation of the new regulatory framework, the ES has suspended the renewal and execution of new agreements in the WEM’s MAT (with the exception of Energy Plus contracts), also providing that the demand unmet by generators would be supplied directly by CAMMESA. Generators will provide their power and energy to the Spot Market at the prices set by the ES Resolution No. 529/14.

It should be pointed out that the Company (together with other Companies from the Generation Sector) has entered into an agreement with the ES undertaking to develop a new generation investment project, with partial financing from CAMMESA which can be repaid, at the Company’s option, by applying the following receivables: i) LVFVDs pursuant to ES Resolution No. 406/03, Section 4.c, not committed under other agreements; ii) receivables from the Additional Remuneration to the Trust issued or to be issued until December 31, 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 6: (Continuation)

In the case of CTLL, regarding the collection of defaulted accounts receivable, the Company has managed to limit their amount, although in certain cases its efforts have been fruitless and, therefore, results have been adversely affected. As of December 31, 2014 and 2013, default accounts receivables totaled approximately $ 15.2 million and $ 10.1 million, and financial statements have disclosed provisions for $ 3.6 million and $ 2.9 million, respectively.

In the case of Edenor, as at December 31, 2014 and 2013, default trade receivables amounted to approximately $ 229.3 million and $ 177.5 million, respectively. As of December 31, 2014 and 2013, financial statements included provisions for $ 84.6 million and $ 73.2 million, respectively. Failure to collect receivables in the future may have an adverse effect on Edenor's financial situation and operating results which, in turn, may negatively impact its capacity to repay borrowings, including the cancellation of its Corporate Bonds.

The Company’s maximum exposure to the credit risk results from the accounting value of each financial asset in the financial statements after deducting all applicable allowances and provisions.

6.1.3 Liquidity risk

Liquidity risk is the risk that the Company does not have enough funds to meet all its obligations, whether of an economic, industrial or commercial mature. The cash flow projection is made by the Financial Department.

The Company Management supervises updated projections on liquidity requirements to guarantee there is enough cash to meet operating needs while keeping at all times a sufficient margin for unused credit facilities. In this way, the aim is that the Company does not breach indebtedness levels or the Covenants, if applicable, of any credit facility. Such projections take into consideration the Company’s debt financing plans, the meeting of the covenants and, if applicable, the external regulatory or legal requirements such as, for example, restrictions on the use of foreign currency.

Excess cash kept by operating entities and balances above working capital Management requirements corresponding to the segments of generation, and holding and others, are managed by the Company’s Treasury Department, which invests excess cash in term deposits, mutual funds and marketable securities, selecting instruments having proper currencies and maturities, and an adequate credit quality and liquidity so as to provide a sufficient margin as determined in the previously mentioned projections.

The Company keeps its sources of financing diversified between banks and the capital market, and it is exposed to the refinancing risk at maturity.

During 2014, the Company has managed to mitigate its liquidity risk from the Generation segment through:

i)           An improvement in CTLL’s financing cost and structure, mainly based on the early redemption of its 2018 Corporate Bonds, the issuance of new Corporate Bonds, the execution of a syndicated loan and the obtaining of financing from CAMMESA;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 6: (Continuation)

ii)         The satisfactory refinancing of an important part of CTG’s financial debt by considerably extending debt maturities through the exchange of its Cass 3 and Class 4 Corporate Bonds (maturing on March 2014 and 2015, respectively) for Class 5 Corporate Bonds (maturing on September, 2016).

iii)      The execution of a Loan and Receivables Assignment Agreement between CPB and CAMMESA aiming to finance the 2015-2016 Technological Upgrade Work for a peso-denominated amount to be determined based on the disbursements made by CAMMESA and their respective exchange rates, for a maximum amount of US$ 82.6 million plus VAT and nationalization costs.

On the other hand, it should be pointed out that refinancing capabilities and terms are always dependent on the prevailing conditions at the time of renewal; therefore, there is limited leeway for reducing such risk.

In the distribution segment, should the conditions existing at the date of these financial statements continue, the Board of Directors of Edenor believes that cash flows and operating results for the next year, and financial ratios, will continue to be negative. Furthermore, given the fact that the realization of the projected measures to revert the negative trend manifested in the fiscal year being reported depends, among other factors, on the occurrence of certain events that are not under Edenor’s control, such as the requested electricity rate increases, the Board of Directors of Edenor has raised substantial doubt about Edenor’s ability to continue as a going concern in the term of the next fiscal year, being obliged to defer certain payment obligations.

The following table includes an analysis of the Company financial liabilities, grouped according to their maturity dates and considering the period remaining until their contractual maturity date from the date of the consolidated financial statements. Derivative financial liabilities are included in the analysis if their contractual maturities are essential for the understanding of the cash flow calendar. The amounts shown in the table are the contractual undiscounted cash flows.

As of December 31, 2014	Trade and other payables	Borrowings	Total
Less than three months	4,129,650,839	317,105,956	4,446,756,795
Three months to one year	317,765,237	1,209,975,119	1,527,740,356
One to two years	162,974,205	1,203,307,509	1,366,281,714
Two to five years	207,515,000	2,543,661,242	2,751,176,242
More than five years	-	3,174,703,163	3,174,703,163
Without established term	-	-	-
Total	4,817,905,281	8,448,752,988	13,266,658,269

As of December 31, 2013	Trade and other payables	Borrowings	Total
Less than three months	2,817,384,780	440,488,364	3,257,873,144
Three months to one year	161,513,001	646,266,097	807,779,098
One to two years	241,131,773	1,213,657,096	1,454,788,869
Two to five years	110,002,000	1,678,357,968	1,788,359,968
More than five years	-	2,343,519,132	2,343,519,132
Without established term	662,026	-	662,026
Total	3,330,693,580	6,322,288,658	9,652,982,238

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 6: (Continuation)

6.2. Concentration risk factors

6.2.1 Related to customers

Distribution segment’s receivables derive primarily from the sale of electric power.

No single customer accounted for more than 10% of sales for the years ended December 31, 2014 and 2013. The collectability of trade receivables balances related to the Framework Agreement, which amount to $ 75.8 million and $ 56.9 million at December 31, 2014 and 2013, respectively, as disclosed in Note 2 – Framework Agreement - is subject to compliance with the terms of such agreement.

6.2.2 Related to employees who are union members

On May 28 and October 16, 2014, the Secretariat of Labor issued ST Resolutions No. 836/14 and No. 1928/14 whereby the following is established:

   i.            A salary increase for Edenor employees who are represented by the Sindicato de Luz y Fuerza de Capital Federal (Electric Light and Power Labor Union of the City of Buenos Aires -LyF-) and the Asociación del Personal Superior de Empresas de Energía (Association of Supervisory Personnel of Energy Companies -APSEE-) of 15% from May 1, 2014 and of a cumulative 10% from July 1, 2014.

  ii.            An increase, from May 1, 2014, of the percentage relating to employee seniority, which will amount to 2.12% of the basic salary, per year of seniority.

iii.            A 10% to 18% increase, from May 1, 2014, of the percentage relating to the non-calendar week modality of work.

The aforementioned Resolution applies also to the contractors whose employees are included in the collective bargaining agreements of the above-mentioned union/association.

6.3 Capital risk Management

On managing capital, the Company aims to safeguard its capacity to continue operating as an on-going business with the purpose of generating return for its shareholders and benefits to other stakeholders, and keeping an optimal capital structure to reduce the cost of capital.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 6: (Continuation)

To keep or adjust its capital structure, the Company may adjust the amount of the dividends paid to its shareholders, reimburse capital to its shareholders, issue new shares, conduct stock repurchase programs or sell assets to reduce its debt.

In line with industry practices, the Company monitors its capital based on the leverage ratio. This ratio is calculated by dividing the net debt by the total capital. The net debt equals the total borrowings (including current and non-current borrowing) less cash and cash equivalents and current financial assets at fair value through profit and loss. The total capital corresponds to the equity attributable to owners of the company as shown in the consolidated statements of financial position, plus the net debt.

Financial leverage ratios as at December 31, 2014 and 2013 were as follows:

	12.31.2014	12.31.2013
Total borrowings	4,570,571,693	3,678,102,235
Less: cash and cash equivalents, and financial assets at fair value through profit and loss	(1,363,811,233)	(1,185,928,233)
Net debt	3,206,760,460	2,492,174,002
Total capital attributable to owners	6,127,168,353	4,591,024,341
Leverage ratio	52.34%	54.28%

6.4 Fair value estimation

The Company classifies the fair value measurements of financial instruments using a fair value hierarchy, which reflects the relevance of the variables used to perform those measurements. The fair value hierarchy has the following levels:

-          Level 1: quoted prices (not adjusted) for identical assets or liabilities in active markets.

-          Level 2: data different from the quoted prices included in Level 1 observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).

-          Level 3: Asset or liability data not based on information that can be observed in the market (i.e., unobservable data).

The following table shows the Company’s financial assets and liabilities measured at fair value as of December 31, 2014 and 2013:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 6: (Continuation)

As of December 31, 2014	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Corporate securities	505,553	-	-	505,553
Government securities	235,522,555	1,546,355	-	237,068,910
Shares	61,629,484	-	70,630	61,700,114
Trust	-	962,942,332	-	962,942,332
Investment funds	729,373,180	-	-	729,373,180
Cash and cash equivalents
Investment funds	135,536,579	-	-	135,536,579
Other receivables
Investment funds as collateral	53,238,417	-	-	53,238,417
Total assets	1,215,805,768	964,488,687	70,630	2,180,365,085

Liabilities
Derivative financial instruments	-	47,880,462	-	47,880,462
Total liabilities	-	47,880,462	-	47,880,462

As of December 31, 2013	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Corporate securities	331,969	-	-	331,969
Government securities	167,488,795	3,679,641	-	171,168,436
Government bonds trust AESEBA	99,523,343	-	-	99,523,343
Shares	84,129,331	-	70,630	84,199,961
Trust	-	431,466,036	-	431,466,036
Investment funds	490,299,478	-	-	490,299,478
Cash and cash equivalents
Investment funds	219,887,350	-	-	219,887,350
Other receivables
Investment funds as collateral	119,661	-	-	119,661
Total assets	1,061,779,927	435,145,677	70,630	1,496,996,234

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 6: (Continuation)

The value of the financial instruments negotiated in active markets is based on the market quoted prices on the date of these consolidated financial statements. A market is considered active when the quoted prices are regularly available through a stock exchange, broker, sector-specific institution or regulatory body, and those prices reflect regular and current market transactions between parties that act in conditions of mutual independence. The market quotation price used for the financial assets held by the Company is the current offer price. These instruments are included in level 1.

The fair value of financial instruments that are not negotiated in active markets is determined using valuation techniques. These valuation techniques maximize the use of market observable information, when available, and rely as little as possible on specific estimates of the Company. If all significant variables to establish the fair value of a financial instrument can be observed, the instrument is included in level 2.

If one or more variables used to determine the fair value cannot be observed in the market, the financial instrument is included in level 3.

The techniques used for the measurement of assets at fair value with changes in income, classified as Level 2, are detailed below:

- Government securities: based on the present value of contractual cash flows, applying a discount rate derived from other similar debt securities’ observable market prices.

- Trusts: They were determined based on the measurement of the underlying assets and liabilities’ fair value, corresponding to 40% of CIESA’s shares. To determine this value, a measurement of the fair value of CIESA’s assets and liabilities was performed. CIESA’s main asset is its stake in TGS, which has been measured at the value of this company’s American Depositary Receipt. CIESA’s main liability is its financial debt, which has been measured at its book value, and does not significantly differ from its fair value.

- Derivative Financial Instruments: calculated from variations between market prices at the closing date of the year or their sale date, and the amount at the time of the contract.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 7: INVESTMENTS IN SUBSIDIARIES

(a) Subsidiaries information

Unless otherwise indicated, the capital stock of the subsidiaries consists of common shares, each granting the right to one vote. The country of the registered office is also the principal place where the subsidiary develops its activities.

			12.31.2014	12.31.2013
	Country	Main activity	% Participation	% Participation
BLL	Argentina	Winemaking	100.00%	100.00%
CTG	Argentina	Generation	90.42%	90.42%
CTLL	Argentina	Generation	100.00%	100.00%
IEASA	Argentina	Investment	100.00%	100.00%
INDISA	Argentina	Investment	91.60%	91.60%
INNISA	Argentina	Investment	90.27%	90.27%
IPB	Argentina	Investment	100.00%	100.00%
PACOSA	Argentina	Distributor	100.00%	100.00%
PEPASA (1)	Argentina	Oil	49.74%	100.00%
PEPCA	Argentina	Investment	100.00%	100.00%
Powerco (2)	Argentina	Investment	-	100.00%
PISA	Uruguay	Investment	100.00%	100.00%
PP	Argentina	Investment	100.00%	100.00%
PP II	Argentina	Investment	100.00%	100.00%
Transelec	Argentina	Investment	100.00%	100.00%

(1) On November 6, 2013, the Board of Directors resolved to assign its preemptive rights on PEPASA’s capital stock increase to all the Company’s shareholders registered within Caja de Valores S.A. On January 8, 2014, PEPASA shareholders subscribed 17.8 million of new shares in the exercise of their preemptive rights and 41.9 million of new shares in the exercise of their accretion rights. The Company holdings were thus reduced to 49.99%. During the months of September and October, the Company sold 255,135 and 57,154 respectively of PEPASA shares, thus reducing its interest in this Company to 49.74%. However, the necessary conditions to keep PEPASA’s control are met.

(2) On March 7, 2014, CTLL’s Board of Directors resolved to approve the drafting and execution of the Prior Merger Commitment, whereby Powerco's merger into CTLL was agreed. Finally, on April 28, 2014, the Meeting of Shareholders approved the merger into CTLL of all Powerco’s assets and liabilities and on June 3, 2014, the Definitive Merger Agreement was signed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 7: (Continuation)

(b) Summarised financial information for each subsidiary that has significant non-controlling interest

Non-controlling interests in subsidiaries are not significant for the Company, except for Edenor, a company which is indirectly controlled through IEASA, with a 51.54% equity interest.

Edenor

The subsidiary is registered in Argentina, which is also the principal place where it develops its activities.

i.      Summary statement of financial position

	12.31.2014	12.31.2013
Non Current
Total non current assets	6,989,315,674	5,389,128,871

Borrowings	1,598,442,363	1,309,948,730
Other non current liabilities	2,313,254,275	1,488,783,236
Total non current liabities	3,911,696,638	2,798,731,966

Current
Cash and cash equivalents	179,079,613	243,472,620
Other current assets	1,461,672,975	1,625,492,309
Total current assets	1,640,752,588	1,868,964,929

Borrowings	33,960,526	40,582,909
Other current liabilities	4,299,413,388	3,242,476,956
Total current liabilities	4,333,373,914	3,283,059,865

Equity	384,997,710	1,176,301,969

ii.    Summary statement of comprehensive income (loss)

	12.31.2014	12.31.2013
Sales	3,598,376,178	3,440,690,501
Depreciation	237,639,289	212,148,353
Interest income	238,973,376	287,067,095
Interest expense	(576,503,676)	(494,541,438)

(Loss) Profit for the year from continuing operations before taxes	(934,072,460)	823,750,628
Income tax	154,356,112	44,116,566
(Loss) Profit for the year from continuing operations	(779,716,348)	867,867,194

Discontinued operations	-	(95,108,875)
Other comprehensive (loss)	(11,584,911)	(13,618,222)
Total comprehensive (loss) profit of the year	(791,301,259)	759,140,097

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 8: INVESTMENTS IN JOINT VENTURES

	Note	12.31.2014	12.31.2013
At the beginning of the year		188,644,285	192,315,761
Capital increase	36.g	-	1,198,435
Other increases		6,171,366	-
Share of profit (loss)		34,208,368	(4,799,349)
Participation in other comprehensive income		(2,129,126)	(70,562)
At the end of the year		226,894,893	188,644,285

The Company has a co-controlling interest in Citelec, Transener’s controlling company.

The percentage share is 50%. The stock capital is composed of common shares, each granting the right to one vote. It is registered in Argentina, which is also the principal place where it develops its activities.

For the valuation, its Financial Statements as of December 31, 2014 have been used, which disclose the following items: Capital Stock in the amount of $ 553.3 million, profit for the year in the amount of $ 76.2 million and Shareholders’ Equity in the amount of $ 326.1 million.

The following chart includes a reconciliation of the equity method value and the book value of the Company’s interest in it:

	12.31.2014	12.31.2013
Equity method	163,314,574	127,335,695
Adjustments (1)	63,580,319	61,308,590
Total investments in joint ventures	226,894,893	188,644,285

(1)  Includes adjustments for repurchase of corporate bonds and depreciation of property, plant and equipment.

i.      Summary statement of financial position

	12.31.2014	12.31.2013
Non current
Total non current assets	1,605,270,566	1,351,760,120

Borrowings	955,667,363	812,471,249
Other non current liabilities	219,436,744	173,806,303
Total non current liabities	1,175,104,107	986,277,552

Current
Cash and cash equivalents	330,114,038	73,754,117
Other current assets	519,478,559	459,923,481
Total current assets	849,592,597	533,677,598

Loans	147,212,304	112,608,063
Other current liabilities	477,540,661	276,714,867
Total current liabities	624,752,965	389,322,930

Non-controlling interest	328,865,404	256,019,453
Total Equity (Owners)	326,140,687	253,817,783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 8: (Continuation)

ii.     Summary statement of comprehensive income (loss)

	12.31.2014	12.31.2013
Sales	1,476,888,470	873,761,354
Depreciation	86,374,111	83,889,462
Interest income	452,249,248	345,957,761
Interest expense	(117,842,289)	(83,121,779)

Profit (loss) for the year from continuing operations before income tax	256,076,336	(5,054,064)
Income tax	(102,843,457)	1,665,245
Loss for the year from continuing operations	153,232,879	(3,388,819)

Other comprehensive loss	(8,439,021)	(267,039)
Total comprehensive loss of the year	144,793,858	(3,655,858)

NOTE 9: INVESTMENTS IN ASSOCIATES

	12.31.2014	12.31.2013
At the beginning of the year	134,774,654	132,546,155
Share of (loss) profit	(1,605,070)	2,228,499
At the end of the year	133,169,584	134,774,654

The Company holds an interest in only one associated company. Through PEPCA, the Company has a 10% interest in CIESA, a company holding 51% of TGS’s capital stock. TGS is the most important gas transportation company in the country, and it operates the biggest pipeline system in Latin America. In turn, it is the leading company in the production and marketing of natural gas liquids both for the domestic and the export market. It also provides comprehensive solutions in the natural gas area and, since 1998, TGS has also landed in the telecommunications area through its subsidiary Telcosur S.A.

The capital stock of the associated company is composed of common shares, each granting the right to one vote. The associated company is registered in Argentina, which is also the principal place where it develops its activities.

For the valuation of its interest in the associate, the financial statements as of December 31, 2014 have been used, which disclose the following items: Capital Stock in the amount of $ 638.9 million , losses for the year in the amount of $ 16.1 million and Shareholders’ Equity in the amount of $ 983.5 million.

The following chart includes a reconciliation of the equity method value and the book value of the Company’s interest in them:

	12.31.2014	12.31.2013
Equity method	98,350,088	99,955,158
Adjustments (1)	34,819,496	34,819,496
Total investments in associates	133,169,584	134,774,654

(1) Includes the increased value of investments in associated companies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 9: (Continuation)

i.      Summary statement of financial position

	12.31.2014	12.31.2013
Non current
Total non current assets	4,315,905,067	4,348,676,000

Borrowings	2,168,053,320	2,021,063,884
Other non current liabilities	424,589,373	341,841,200
Total non current liabities	2,592,642,693	2,362,905,084

Current
Cash and cash equivalents	1,026,978,373	993,616,000
Other current assets	1,115,478,627	869,866,000
Total current assets	2,142,457,000	1,863,482,000

Borrowings	553,159,000	647,809,000
Other current liabilities	1,178,538,650	959,249,392
Total current liabities	1,731,697,650	1,607,058,392

Non-controlling interest	1,150,520,693	1,242,642,800
Total Equity (owners of the company)	983,501,031	999,551,724

ii.    Summary statement of comprehensive income (loss)

	12.31.2014	12.31.2013
Sales	4,303,971,000	2,864,986,000
Depreciation	(255,662,000)	(242,917,000)
Interest income	262,297,000	163,293,000
Interest expense	(321,738,000)	(230,864,000)

Profit for the year from continuing operations before income taxe	101,465,000	138,484,000
Income tax	(92,660,373)	(93,248,000)
Profit for the year from continuing operations	(16,050,703)	22,284,986

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 10: PROPERTY, PLANT AND EQUIPMENT

	Original Values
Type of good	At the beginning	Increases	Decreases	Reversal of impairment	Discontinued operations	Transfers	At the end

Land	15,077,235	-	(10,294)	9,501,305	-	-	24,568,246
Buildings	310,958,995	-	(2,386,174)	29,995,108	-	31,080,897	369,648,826
Generation equipment and machinery	2,180,490,926	9,003,226	(3,318,103)	108,099,213	-	16,717,613	2,310,992,875
Work and compulsory work performed	7,533,912	-	-	-	-	-	7,533,912
High, medium and low voltage lines	2,169,736,111	-	(2,560,435)	-	-	310,166,833	2,477,342,509
Substations	991,708,824	-	(4,434,394)	-	-	81,682,328	1,068,956,758
Transforming chamber and platforms	533,023,918	-	(523,843)	-	-	76,021,320	608,521,395
Meters	603,539,430	-	-	-	-	107,871,354	711,410,784
Wells	157,775,670	304,237,055	-	-	-	-	462,012,725
Casks	89,571	-	-	-	-	-	89,571
Mining property	89,271,854	244,875,259	-	-	-	-	334,147,113
Gas plant	1,386,447	2,770,496	-	-	-	-	4,156,943
Vehicles	54,045,172	2,760,641	(133,395)	-	-	74,992,928	131,665,346
Furniture and fixtures and software equipment	144,931,936	3,417,607	(686,804)	-	-	13,861,724	161,524,463
Communication equipments	57,364,775	378,712	(4,680)	-	-	193,588	57,932,395
Materials and spare parts	130,924,625	115,669,213	(11,869,855)	-	-	1,959,484	236,683,467
Tools	17,358,250	882,202	(38,181)	-	-	11,955,306	30,157,577
Work in progress	1,113,048,266	1,815,631,682	(21,783,112)	-	-	(702,967,227)	2,203,929,609
Advances to suppliers	38,250,710	209,551,964	(5,497,845)	-	-	(23,536,148)	218,768,681

Total at 12.31.2014	8,616,516,627	2,709,178,057	(53,247,115)	147,595,626	-	-	11,420,043,195
Total at 12.31.2013	7,447,591,731	1,283,524,470	(37,922,866)	-	(76,676,708)	-	8,616,516,627

Borrowing costs capitalized in the book value of property, plant and equipment during the years ended December 31, 2014 and 2013 amounted to $ 123.9 and $ 24.5 million respectively.

Labor costs capitalized in the book value of property, plant and equipment during the years ended December 31, 2014 and 2013 amounted to $ 156 and $ 124.2 million respectively

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 10: (Continuation)

	Depreciation						Net book values
Type of good	At the beginning	Decreases	Reversal of impairment	Discontinued operations	For the period	At the end	At the end	At 31.12.2013

Land	-	-	-	-	-	-	24,568,246	15,077,235
Buildings	(56,040,715)	940,168	(11,143,260)	-	(13,742,696)	(79,986,503)	289,662,323	254,918,280
Generation equipment and machinery	(345,777,704)	759,971	(48,045,662)	-	(104,430,737)	(497,494,132)	1,813,498,743	1,834,713,222
Work and compulsory work performed	(3,195,615)	-	-	-	(415,150)	(3,610,765)	3,923,147	4,338,297
High, medium and low voltage lines	(567,883,689)	1,938,070	-	-	(93,537,000)	(659,482,619)	1,817,859,890	1,601,852,422
Substations	(213,781,588)	4,371,729	-	-	(39,920,814)	(249,330,673)	819,626,085	777,927,236
Transforming chamber and platforms	(127,811,951)	250,940	-	-	(22,170,965)	(149,731,976)	458,789,419	405,211,967
Meters	(189,641,038)	-	-	-	(38,559,672)	(228,200,710)	483,210,074	413,898,392
Wells	(65,542,981)	-	-	-	(58,175,593)	(123,718,574)	338,294,151	92,232,689
Casks	(19,214)	-	-	-	(17,912)	(37,126)	52,445	70,357
Mining property	(18,282,785)	-	-	-	(22,296,824)	(40,579,609)	293,567,504	70,989,069
Gas plant	(495,504)	-	-	-	(97,865)	(593,369)	3,563,574	890,943
Vehicles	(21,487,130)	131,852	-	-	(17,413,225)	(38,768,503)	92,896,843	32,557,621
Furniture and fixtures and software equipment	(65,091,861)	325,759	-	-	(21,089,932)	(85,856,034)	75,668,429	79,840,496
Communication equipments	(28,605,285)	2,028	-	-	(3,384,481)	(31,987,738)	25,944,657	28,759,490
Materials and spare parts	-	-	-	-	-	-	236,683,467	130,924,625
Tools	(8,956,741)	37,572	-	-	(2,267,009)	(11,186,178)	18,971,399	8,401,509
Work in progress	(1,241,467)	-	-	-	(137,244)	(1,378,711)	2,202,550,898	1,111,806,799
Advances to suppliers	-	-	-	-	-	-	218,768,681	38,250,710

Total at 12.31.2014	(1,713,855,268)	8,758,089	(59,188,922)	-	(437,657,119)	(2,201,943,220)	9,218,099,975
Total at 12.31.2013	(1,428,219,172)	12,693,784	-	42,419,895	(334,230,282)	(1,707,335,775)		6,902,661,359

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 11: INTANGIBLE ASSETS

	Original Values
Type of good	At the beginning	Discontinued operations	At the end

Concession agreements	950,767,632	-	950,767,632
Goodwill	5,627,370	-	5,627,370
Rights over arbitration proceedings	108,754,000	-	108,754,000
Intangibles identified in acquisitions of distribution's segment companies	8,834,040	-	8,834,040
Total at 12.31.2014	1,073,983,042	-	1,073,983,042
Total at 12.31.2013	2,253,911,901	(1,179,928,859)	1,073,983,042

	Amortizations
Type of good	At the beginning	Discontinued operations	For the year	At the end

Concession agreements	(167,719,709)	-	(27,253,703)	(194,973,412)
Goodwill	-	-	-	-
Rights over arbitration proceedings	-	-	-	-
Intangibles identified in acquisitions of distribution's segment companies	(4,417,020)	-	(2,208,511)	(6,625,531)
Total at 12.31.2014	(172,136,729)	-	(29,462,214)	(201,598,943)
Total at 12.31.2013	(455,419,703)	313,784,117	(40,520,134)	(182,155,720)

	Net book values
Type of good	At 12.31.2014	At 31.12.2013

Concession agreements	755,794,220	783,047,923
Goodwill	5,627,370	5,627,370
Rights over arbitration proceedings	108,754,000	108,754,000
Intangibles identified in acquisitions of distribution's segment companies	2,208,509	4,417,020
Total at 12.31.2014	872,384,099
Total at 12.31.2013		901,846,313

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 12: BIOLOGICAL ASSETS

Non current	12.31.2014	12.31.2013

Grape-producing plantations	1,894,481	1,935,296
	1,894,481	1,935,296

Current

Grape growing crop	198,470	564,431
	198,470	564,431

NOTE 13: Financial assets at fair value through profit and loss

Non current	12.31.2014	12.31.2013

Shares	70,630	70,630
Trusts	962,942,332	431,466,036
Government securities	-	1,193,189
Total non current	963,012,962	432,729,855

Current

Government securities	237,068,910	169,975,247
Government bonds trust	-	99,523,343
Corporate securities	505,553	331,969
Shares	61,629,484	84,129,331
Investment funds	729,373,180	490,299,478
Total current	1,028,577,127	844,259,368

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 14: DEFERRED TAX ASSETS AND LIABILITIES

The composition of the deferred tax assets and liabilities is as follows:

	12.31.2013	Profit (loss)	Other comprehensive income (loss)	12.31.2014
Tax los-carryforwards	136,235,830	(20,860,205)	-	115,375,625
Trade and other receivables	43,379,702	(8,882,289)	-	34,497,413
Derivative financial instruments	-	2,063,417	-	2,063,417
Financial assets at fair value through profit and loss	1,314,135	1,149,642	-	2,463,777
Trade and other payables	224,077,730	123,246,764	-	347,324,494
Salaries and social security payable	4,320,300	16,615,159	-	20,935,459
Defined benefit plans	50,775,875	16,632,284	10,763,517	78,171,676
Provisions	35,350,925	14,801,728	-	50,152,653
Taxes payable	37,289,313	(5,858,524)	-	31,430,789
Other	253,084	2,986,818	-	3,239,902
Deferred tax asset	532,996,894	141,894,794	10,763,517	685,655,205

Property, plant and equipment	(577,908,963)	(45,588,925)	-	(623,497,888)
Intangible assets	(243,991,000)	7,314,499	-	(236,676,501)
Trade and other receivables	(33,379,506)	(143,480,461)	-	(176,859,967)
Financial assets at fair value through profit and loss	(2,465,940)	2,450,819	-	(15,121)
Borrowings	(24,179,723)	5,228,392	-	(18,951,331)
Other	(4,419,131)	(2,137,838)	-	(6,556,969)
Deferred tax liabilities	(886,344,263)	(176,213,514)	-	(1,062,557,777)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 14: (Continuation)

	12.31.2012	Profit (loss)	Other comprehensive income (loss)	12.31.2013
Tax los-carryforwards	198,228,292	(61,992,462)	-	136,235,830
Intangible assets	41,986,482	(41,986,482)	-	-
Trade and other receivables	49,445,145	(6,065,443)	-	43,379,702
Financial assets at fair value through profit and loss	845,458	468,677	-	1,314,135
Trade and other payables	183,467,035	40,610,695	-	224,077,730
Salaries and social security payable	12,470,234	(8,149,934)	-	4,320,300
Defined benefit plans	49,962,358	(6,038,979)	6,852,496	50,775,875
Infrastructure under construction	27,924,232	(27,924,232)	-	-
Provisions	31,110,763	4,240,162	-	35,350,925
Taxes payable	4,437,223	32,852,090	-	37,289,313
Other	59,195	193,889	-	253,084
Deferred tax asset	599,936,417	(73,792,019)	6,852,496	532,996,894

Property, plant and equipment	(687,963,603)	110,054,640	-	(577,908,963)
Intangible assets	(244,363,304)	372,304	-	(243,991,000)
Trade and other receivables	(87,054,787)	53,675,281	-	(33,379,506)
Borrowings	(27,980,602)	3,800,879	-	(24,179,723)
Financial assets at fair value through profit and loss	-	(2,465,940)	-	(2,465,940)
Assets classified as held for sale	(89,421,740)	89,421,740	-	-
Other	(1,050,045)	(3,369,086)	-	(4,419,131)
Deferred tax liabilities	(1,137,834,081)	251,489,818	-	(886,344,263)

Deferred tax assets and liabilities are offset in the following cases: a) when there is a legally enforceable right to offset tax assets and liabilities; and b) when deferred income tax charges are associated with the same fiscal authority. The following amounts, determined after their adequate offset, are disclosed in the statement of financial position:

	12.31.2014	12.31.2013
Deferred tax asset	93,681,916	63,214,262
Deferred tax liabilities	(470,584,488)	(416,561,631)
Net deferred tax liabilities	(376,902,572)	(353,347,369)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 14: (Continuation)

The analysis for deferred tax assets and liabilities is as follows:

	12.31.2014	12.31.2013
Deferred tax asset
To be recovered in more than 12 months	679,533,469	519,390,638
To be recovered in less than 12 months	7,303,616	13,606,256
Deferred tax asset	686,837,085	532,996,894

Deferred tax liabilities
Payable in more than 12 months	(1,048,920,689)	(869,693,364)
Payable in less than 12 months	(14,818,968)	(16,650,899)
Deferred tax liabilities	(1,063,739,657)	(886,344,263)

Net deferred tax liabilities	(376,902,572)	(353,347,369)

NOTE 15: Trade and Other receivables

Non Current	Note	12.31.2014	12.31.2013

Res. No. 406/03 Inc c) CAMMESA consolidated receivables	2	553,279,918	387,240,276
Present value discount	2	(34,635,539)	(261,165,570)
Additional Compensation Trust Resolution No. 95/13	2	138,977,852	-
Present value discounted Resolution No. 95/13	2	(17,156,517)	-
Trade receivables, net		640,465,714	126,074,706

Tax credits:
- Value added tax		14,610,909	6,084,746
- Sales tax		16,183,868	15,387,487
- Income tax and minimum notional income tax		295,302,026	216,167,849
- Tax on banking transactions		16,093,219	8,291,150
- Allowance for tax credits		(107,111,954)	(76,740,000)
Financial credit		71,191,721	60,994,014
Other		8,107,390	10,425,727
Other receivables, net		314,377,179	240,610,973

Total Non Current		954,842,893	366,685,679

Current

Receivables from energy distribution		945,666,193	851,839,227
Receivables from MAT		48,626,021	89,504,046
CAMMESA		1,004,349,392	695,822,404
Res. No. 406/03 Inc. c) consolidated receivables	2	10,905,524	10,690,018
Receivables from oil, gas and liquid sales		38,783,748	16,535,974
Debtors in litigation		21,965,685	22,866,130
Nonrecurring maintenance remuneration	2	94,253,852	-
Receivables from administrative services		15,174	5,595,372
Related parties	36.j	9,627,015	4,122,835
Other		2,814,648	4,723,877
Allowance for doubtful accounts		(91,117,582)	(77,200,000)
Trade receivables, net		2,085,889,670	1,624,499,883

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 15: (Continuation)

	Note	12.31.2014	12.31.2013
Tax credits:
- Value added tax		208,466,098	120,715,415
- Sales tax		5,405,113	1,911,051
- Income tax and minimum notional income tax		369,418	3,500,902
- Withholding of social security contributions		3,138,459	546,967
- Other tax credits		159,957	175,358
- Allowance for tax credits		(443,955)	(759,083)
Advances to suppliers		14,183,290	30,931,348
Advances to employees		2,547,431	5,294,118
Related parties	36.j	8,213,140	645,830
Prepaid expenses		34,785,413	32,079,352
Receivables from electric activities		48,581,474	52,238,292
Financial credit		6,657,699	3,055,146
Guarantee deposits	4.13	389,927,105	3,777,060
Judicial deposits		11,900,401	1,785,559
Credits for Compensation of Excess Gas Injection Resolution No. 1/13		80,677,392	15,672,750
Receivable from MMC (1)		-	362,720,538
Receivables from the sale of financial instruments		28,701,997	20,448,750
Other		7,441,697	14,307,730
Allowance for other receivables		(39,766,643)	(36,579,890)
Other receivables, net		810,945,486	632,467,193

Total Current		2,896,835,156	2,256,967,076

(1) As of December 31, 2014 and 2013, the balance was used to offset the PUREE-related liability and make the transfer in lieu of payment with the trade payable with CAMMESA

Book value of current trade and other financial receivables is similar to their fair value due to their short-term maturity.

Trade receivables and other long-term financial other receivables are measured at amortized cost, which does not differ materially from its fair value.

At December 31, 2014 and 2013, trade receivables that were past due amounted to $ 534.5 million and $ 471.7 million, respectively, which were due and net for an allowance for doubtful accounts of $ 91.1 million, and $ 77.2 million respectively. The ageing analysis of these trade receivables is as follows:

	12.31.2014	12.31.2013
Less than three months	188,809,908	222,504,586
Three to six months	46,444,144	36,137,016
Six to twelve months	46,075,446	53,767,318
More than twelve months	253,144,269	159,285,894
Total trade receivables	534,473,767	471,694,814

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 15: (Continuation)

The movements in the allowance for the impairment of receivables is as follow:

	12.31.2014	12.31.2013
At the beginning	77,200,000	66,610,421
Allowance for impairment	21,895,011	34,653,454
Decreases	(7,323,802)	(1,442,191)
Reversal of unused amounts	(653,627)	(80,822)
Decreases for discontinued operations	-	(22,540,862)
At the end of the year	91,117,582	77,200,000

The movements in the allowance for the impairment of other receivables is as follow:

	12.31.2014	12.31.2013
At the beginning	114,078,973	89,537,503
Allowance for impairment	41,229,175	41,298,298
Decreases	(6,146,779)	(2,835,957)
Reversal of unused amounts	(1,838,817)	(13,920,871)
At the end of the year	147,322,552	114,078,973

NOTE 16: INVENTORIES

Current	12.31.2014	12.31.2013

Materials and spare parts	118,269,392	80,767,126
Advances to suppliers	17,193,358	33,482,037
Other	108,110	366,126
	135,570,860	114,615,289

NOTE 17: CASH AND CASH EQUIVALENTS

	12.31.2014	12.31.2013

Cash	2,813,079	2,140,473
Banks	190,036,431	115,831,191
Checks to be deposit	1,995,932	61,115
Time deposits	4,852,085	3,748,736
Investment funds	135,536,579	219,887,350
	335,234,106	341,668,865

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 18: DISCONTINUED OPERATIONS

Sale of AESEBA/EDEN’s assets

In February 2013 Edenor received offers from two investment groups for the acquisition of the total number of shares of AESEBA, the parent company of EDEN. On February 27, 2013, Edenor Board of Directors unanimously approved the acceptance of the Offer Letter sent by Servicios Eléctricos Norte BA S.L. (the “Buyer”) for the acquisition of the shares representing 100% of AESEBA’s capital stock and voting rights. The price offered by the buyer is payable through the delivery of Edenor debt securities for an amount equivalent, considering their quoted price at the date of the acceptance, to approximately U$S 85 million of nominal value. Such price was fixed in Bonar 2013 sovereign debt bonds or similar bonds (“the Debt Securities”) for a value equivalent to $ 334.3 million at the closing of the transaction, considering the market value of such government bonds at that time.

In this regard, a Trust was set up in March 2013 by the Settlor (the Buyer), the Trustee (Equity Trust Company from Uruguay) and Edenor.

At the closing date of the transaction, which took place on April 5, 2013, the buyer deposited in the Trust cash and Debt Securities for the equivalent of $ 262 million, considering the market value of those government bonds at the closing date, and, prior to December 31, 2013, the buyer will be required to deposit in the Trust Debt Securities for the equivalent of 8.5 million of nominal value divided by the average price of purchase thereof.  At the closing of the transaction, Edenor received the rights as beneficiary under the Trust. With the proceeds of the liquidation of the bonds received the Trust will purchase Edenor Class 9 and Class 7 Corporate Bons due in 2022 and 2017, respectively.

In this manner, as of December 31, 2013, Edenor divested the AESEBA segment, which resulted in a loss of $ 96.5 million, included within the loss from discontinued operations, after tax-related effects and without considering the results of the repurchase of Corporate Bonds, which were recognized by Edenor when such transaction took place. At December 31, 2013, and due to the repurchases of Edenor’s own debt made by the Trust, Edenor recorded a gain of $ 71.7 million included in the “Other financial expense” line item of the Statement of Comprehensive Income (Loss).

The Trust has purchased the totality of Edenor Corporate Notes due in 2017 and 2022 indicated in the respective trust agreement for U$S 10 million and USD 68 million of nominal value, respectively. On March 27, 2014, these Corporate Notes were written off.

Due to the repurchases of Edenor’s own debt made by the Trust, as of December 31, 2014, Edenor recorded a gain of $ 44.4 million, which has been included in the “Other financial expense” line item of the Statement of Comprehensive Income (Loss).

Additionally, on April 5, 2014, the Trust was terminated and liquidated.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 18: (Continuation)

Sale of EMDERSA/EDELAR

On September 17, 2013, Edenor Board of Directors approved the sending to Energía Riojana S.A. (ERSA) and the Government of the Province of La Rioja of an irrevocable offer for (i) the sale of the indirect stake held by Edenor in EMDERSA, the parent company of EDELAR, and (ii) the assignment for valuable consideration of certain receivables which Edenor has with EMDERSA and EDELAR. On October 4, 2013, Edenor received the acceptance of the Offer by ERSA and the Government of the Province of La Rioja in its capacity as controlling shareholder of the buyer. The transaction was closed and effectively carried out on October 30, 2013. The price agreed upon in the aforementioned agreement amounts to $ 75.2 million and is payable in 120 monthly and consecutive installments, with a grace period of 24 months, to commence from the closing date of the transaction, for the payment of the first installment.

Furthermore, on August 5, 2013 Edenor was notified of ENRE Resolution No. 216/2013, whereby the Regulatory agency declared that the procedure required by Section 32 of Law No. No. 24,065 with respect to the purchase of EMDERSA, AESEBA and their respective subsidiaries made by Edenor in March 2011 had been complied with, formally authorizing the acquisition thereof.

The transaction was closed on October 30, 2013 together with the holding of the Ordinary Shareholders’ Meeting that appointed new authorities and approved the actions taken by the outgoing Directors and Supervisory Committee members.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 18: (Continuation)

The financial statements related to discontinued operations included in this financial statement are disclosed below:

	12.31.2014	12.31.2013

Sales	-	408,647,206
Cost of sales	-	(275,630,741)
Gross profit	-	133,016,465

Selling expenses	-	(56,439,207)
Administrative expenses	-	(36,856,088)
Other operating income	-	1,864,823
Other operating expenses	-	(36,379,564)
Operating profit	-	5,206,429

Financial income	-	14,802,397
Financial cost	-	(28,576,161)
Other finance results	-	(7,472,520)
Financial results, net	-	(21,246,284)
(Loss) Income before income tax	-	(16,039,855)

Income tax	-	171,707,861
Income after income tax	-	155,668,006

Impairment of assets classified as held for sale	-	(7,144,579)
Loss on sale of assets classified as held for sale	-	(185,960,015)
Income tax	-	(89,421,740)
Total (loss) income of the year	-	(126,858,328)

Total (loss) income of the year attributable to:	-	-
Owners of the company	-	(85,698,444)
Non - controlling interest	-	(41,159,884)
	-	(126,858,328)

NOTE 19: SHARE CAPITAL

At December 31, 2014 and 2013 the Company had 1,314,310,895 of book-entry shares with a par value of $ 1 each and entitled to 1 vote per share.

Publicly traded shares

The Company’s shares are listed for trading on Buenos Aires Stock Exchange, forming part of the Merval Index.

Also, on August 5, 2009, the SEC authorized the Company for the registration of ADSs representing 25 common shares each. On October 9, 2009, the Company started to market its ADSs on the NYSE.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 19: (Continuation)

The listing of the ADSs with the NYSE is part of the Company’s strategic plan to increase its liquidity and the volume of its shares.

NOTE 20: TRADE AND OTHER PAYABLES

Non Current	Note	12.31.2014	12.31.2013

Suppliers		364,852	792,827
Customer contributions		118,297,671	113,778,441
Funding contributions for substations		51,700,000	51,700,000
Customer guarantees		60,742,930	54,524,300
Accounts payable		231,105,453	220,795,568

PUREE (1)		-	108,602,722
Fines and bonuses		1,032,193,134	836,115,014
Loan (mutuum) with CAMMESA	2.3.6	506,753,360	-
Executed guarantees		-	130,337,773
Compensation agreements	46	33,741,205	-
Liability with FOTAE	47.a	105,640,700	-
Other liabilities		1,678,328,399	1,075,055,509

Total Non Current		1,909,433,852	1,295,851,077

(1)As of December 31, 2014 and 2013, net of $ 2,235.1 million and $ 1,661.1 million, respectively, offset in accordance with the provisions of ES Res. No. 250/13 and subsequent Notes.

Current	Note	12.31.2014	12.31.2013

Suppliers		1,408,516,910	952,612,056
CAMMESA (1)		2,562,949,421	1,781,544,021
Customer contributions		148,075,761	176,799,558
Funding contributions substations		18,431,955	12,351,787
Fees and royalties		5,648,300	6,127,968
Customer advances		1,199,336	1,591,329
Customer guarantees		1,540,082	1,233,637
Related parties	36.j	384,534	1,091,129
Accounts payable		4,146,746,299	2,933,351,485

PUREE		17,521,570	-
ENRE Fines and bonuses		70,588,565	87,658,055
Dividends payable		-	7,596,000
Advances for work to be executed		10,650,017	-
Guarantees executed		170,912,175	-
Liability with FOCEDE (2)		85,386,048	4,236,917
Liability with FOTAE	47.a	-	48,959,579
Compensation agreements	46	27,805,216	8,903,811
Other		5,918,545	7,849,544
Other liabilities		388,782,136	165,203,906

Total Current		4,535,528,435	3,098,555,391

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 20: (Continuation)

(1) As of December 31, 2014 and 2013, net of $ 3,370.7 million and $ 1,152.3 million, respectively, offset in accordance with the provisions of ES Res. No. 250/13 and subsequent Notes.

(2) Correspond to:	12.31.2014	12.31.2013
Fixed charge Resolution 347/12 charged to customers and not transferred	6,105	4,237
Funds received in excess of the amount transferred to the FOCEDE for fixed charge Resolution 347/12	74,713	-
Receivable from funds pending collection for Extraordinary Investment Plan	(93,133)	-
Provision for FOCEDE expenses	97,701	-
Total liability with FOCEDE	85,386	4,237

The fair values of non-current customer contributions as of December 31, 2014 and 2013 amount to $ 109.9 million and $ 98.7 million, respectively.

The book value of other financial liabilities included in trade and other payables approximates their fair value.

NOTE 21: BORROWINGS

Non Current	Note	12.31.2014	12.31.2013

Financial borrowings		794,104,954	99,971,154
Corporate bonds		2,743,759,769	2,429,837,625
Related parties	36.j	193,403,000	394,721,657
		3,731,267,723	2,924,530,436

Current

Bank overdrafts		52,941,170	41,890,272
VCP		207,923,095	142,811,893
Financial borrowings		209,355,993	160,235,733
Corporate bonds		99,385,972	377,125,713
Related parties	36.j	269,697,740	31,508,188
		839,303,970	753,571,799

The maturities of the Company’s borrowings (excluding finance lease liabilities) and its exposure to interest rates are as follow:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 20: (Continuation)

Fixed rate	12.31.2014	12.31.2013

Less than one year	478,252,984	479,297,267
One to two years	78,577,535	1,206,404,342
Two to three years	31,571,200	60,848,648
Three to four years	150,424,123	22,132,689
Four to five years	-	96,231,179
Up to five years	1,702,907,209	1,213,717,551
	2,441,733,051	3,078,631,676

Floating rates

Less than one year	361,050,986	274,274,532
One to two years	630,406,474	301,258,009
Two to three years	774,284,689	23,938,018
Four to five years	363,096,493	-
	2,128,838,642	599,470,559

The fair value of borrowings amounts to:

Non Current	12.31.2014	12.31.2013

Financial borrowings	794,104,954	99,971,154
Corporate bonds	2,895,798,263	2,239,270,866
Related parties	195,888,317	394,721,657
	3,885,791,534	2,733,963,677

Current	12.31.2014	12.31.2013

Bank overdrafts	52,941,170	41,890,272
Short-term notes	207,923,095	142,811,893
Financial borrowings	209,355,993	160,235,733
Corporate bonds	127,730,615	305,992,449
Related parties	269,697,740	37,526,233
	867,648,613	688,456,580
	4,753,440,147	3,422,420,257

The carrying amounts of current borrowings approximates their fair value due to their short-term maturity.

Financial borrowings approximate their fair value as they are subjected to a variable rate. Corporate Bonds' fair value has been calculated based on the market price estimated at each closing date.

The other fair values are based on the present value of contractual cash flows using a discount rate derived from observable market prices of other similar debt instruments plus the corresponding credit risk. Fair values determinated in thar way are within hierarchical level 2.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 21: (Continuation)

During the years ended December 31, 2014 and 2013, the Company and its subsidiaries acquired its own corporate bonds or corporate bonds of various subsidiaries at their respective market value for a total face value of US$ 15.2 million and US$ 71.3 million. Due to these debt-repurchase transactions, the Company and its subsidiaries recorded a gain of $ 47.1 million and $ 88.9 million in the year ended December 31, 2014 and 2013, respectively, disclosed under the line “Result from repurchase of corporate bonds” within Other financial results.

Below are described the main characteristics of the indebtedness of the Group:

21.1 Generation

21.1.1 CTG

Corporate bonds

On July 25, 2007, CTG finished the restructuring process for its outstanding Series “A” and “B” Corporate Bonds at 2% with maturity in 2013; having obtained an 88.7% acceptance rate on the total debt under restructuring (“2013 Bonds”).

The mentioned restructuring consisted on the swap of the previous debt securities for a combination of cash payments and the issuance of new simple Corporate Bonds for a nominal value of US$ 22 million at a 10.5% rate, which will be payable on March 11 and September 11 of each year and maturing in September 2017 (“2017 Bonds”).

In June and July 2009, and in January, March and May 2011, CTG purchased under successive transactions at market prices, its 2017 Bonds for a total of US$ 18.2 million and US$ 0.8 million of nominal value, respectively. As of December 31, 2014 CTG maintains all the 2017 Bonds repurchased.

The remaining 2017 Bonds outstanding as of December 31, 2014 total a nominal value of US$ 3.1 million.

During the month of March, 2013, CTG cancelled all of its 2013 Bonds.

The main limitations taken on by CTG regarding 2017 Bonds are as follows: (i) limitation on indebtedness, and (ii) limitation on levies. As of December 31, 2014, CTG was in full compliance of all its commitments undertaken under the 2017 Bonds.

Corporate Bonds Programme

Under the Simple Corporate Bonds Program (not convertible into shares) for up to US$ 50 million (or the equivalent amount in other currencies) dated February 13, 2013, on March 6, 2012 CTG issued Class 3 and 4 corporate bonds for a nominal value of $ 36.7 million and U$S 9.5 million (converted to an initial exchange rate of $ 5.0448 / U$S) at the Private Badlar rate plus 400 basic points and at the fixed rate of 3%, finally maturing on March 6, 2014 and March 6, 2015, respectively. Interest were payable on a quarterly basis. Funds resulting from the issuance of these corporate bonds were allocated entirely to debt refinancing.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 21: (Continuation)

On March 6, 2014, CTG issued Class 5 Corporate Bonds for a face value of $ 60.1 million accruing interest at the Private Badlar rate plus a 500 basic points spread. Principal will be amortized in two equal consecutive installments due on June 6, 2016 and September 6, 2016, and interest will be payable on a quarterly basis.

Class 5 Corporate Bonds have been subscribed in kind through the delivery of Class 3 and Class 4 Corporate Bonds for $ 1.8 million and $ 19.1 million, respectively (an amount equivalent to US$ 2.5 million). The outstanding balance of Class 3 Corporate Bonds was wholly cancelled on March 6. After the issuance of Class 5 Corporate Bonds, outstanding Class 4 Corporate Bonds, net of CTG’s portfolio holdings, amount to US$ 7 million.

After cancelling the principal and interest of Class 3 Corporate Bonds and discounting Class 4 Corporate Bonds presented for the swap, the net inflow amounted approximately $ 1.4 million that were allocated to the prepayment of bank loans.

Lastly, on March 6, 2015 CTG cancelled Class 4 Corporate Bonds with proceeds from the issuance of Corporate Bonds Class 6 (Note 52).

Bank borrowings

On February 28, 2013, CTG renewed, under a syndicated borrowing, the open credit facilities for a total amount of $ 78.7 million with Banco Hipotecario S.A., ICBC, Santander Rio S.A. and Citibank N.A, which was amended by the first amendment to the syndicated loan agreement dated December 20, 2013 (the "Amendment").

This borrowing was payable in two tranches, one in the amount of $ 61.3 million at the Private BADCOR rate plus 500 basis points, and another in the amount of $ 17.4 million accruing interest at a 29% annual nominal fixed rate. The borrowing will be paid off in ten quarterly consecutive installments, the first one becoming due six months from the amendment date. The first seven amortization payments will be for an amount equivalent to 60.96% of the principal; the eighth and ninth payments for an amount equivalent to 25.4% of the principal, and the last one will be made thirty-six months as from the amendment date

On the other hand, if a corporate bond is issued before April 15, 2014, net funds from the placement for up to $ 24 million will be allocated to the early cancellation of the syndicated borrowings based on its maturity in chronological order. With the net proceeds from the placement of corporate bonds Class 5 on March 2014, CTG proceeded to prepay $ 1.4 million of syndicated loan capital.

Subsequently, on July 23, 2014, CTG has:

(i)    paid accrued interest in the amount of Ps 7.1 million and the outstanding from the first amortization installment for Ps 4.6 million in accordance with the defined payment schedules; and

(ii)   partially prepaid the borrowings for an amount equivalent to $ 18 million —out of which $ 14 million were applied to the cancellation of principal installments of the variable tranche and $ 4 million to the cancellation of principal installments of the fix tranche in chronological order based on their maturity dates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 21: (Continuation)

After this prepayment, the remaining principal balance of the syndicated borrowing amounts to $ 54.7 million, and the next maturity of principal will operate in June 2015.

21.1.2 CTLL

Corporate Bonds

Bond Holders meeting of 2015 Corporate Bonds

At the Extraordinary Meeting of Corporate Bondholders held on March 1, 2013, the modification to the issuance conditions for corporate bonds maturing in 2015 was agreed. The main modifications are described below:

-         2013 Interest: It was resolved to capitalize interest maturing in March and September 2013.

-         Amortization: Corporate bonds will be amortized in four semi-annual and consecutive payments, the first one being payable sixty-six months as from the issuance date. The first three amortization payments will be for an amount equivalent to 11.18% of the issued capital. The fourth and last payment will be made on the maturity date for an amount equivalent to 66.46% of the issued capital.

-         Early Redemption: If you make an early redemption CTLL until the sixth year as from the issuance date, an additional amount equivalent to 50% of the interest rate multiplied by the amount of the capital pending payment and subject to redemption will be paid. If such redemption is made from the sixth year, this additional amount will be reduced to 25% of the interest rate. Notwithstanding the foregoing, should CTLL decide to redeem its corporate bonds for an amount of up to US$ 22.4 million at the reference exchange rate in force two business days before the redemption at any time up to the corporate bonds' maturity date, no additional amount will be paid.

The above changes have been accounted for as a modification of debt.

At the CTLL’s Extraordinary Meeting of Corporate Bondholders maturing in 2015, which was held on September 4, 2014, the modification to the issuance terms and conditions for the following corporate bonds was unanimously agreed:

-     Amortization: the Corporate Bonds balance of US$ 188 million (US$ 163.9 million net of portfolio holdings) will be amortized in five installments pursuant to the following scheme: (a) a first installment maturing on March 8, 2015 for an amount equivalent to 12.5% of the principal; (b) a second, third and fourth installment maturing on December 7, 2015, 2016 and 2017, respectively, for amounts equivalent to 12.5% of each installment’s outstanding principal; and (c) a fifth and last installment maturing on December 7, 2018 for an amount equivalent to 50% of the principal (the “2018 Corporate Bonds”).

-     Interest payment dates: they were modified so that they would mostly match with the principal payment dates indicated above pursuant to the following scheme: (i) September 8, 2014; (ii) March 8, 2015; (iii) December 7, 2015; (iv) for the years 2016, 2017 and 2018, interest will be paid on June 7 and December 7.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 21: (Continuation)

-     Guarantees Package: it was modified so that the fiduciary assignment of the rights to collect payments and/or claim compensations from the sale of electricity (energy and/or power) comprised within the additional capacity generated by the Project, be limited to the amount corresponding to the next amortization installment pursuant to the provisions of the first subsection.

-     Early redemption at the issuer’s option: any redemption of Corporate Bonds by the Issuer will be applied to principal installments based on their maturity chronological order. Additionally, should CTLL opt for an early redemption until December 7, 2015, it will have to pay an additional amount equivalent to 25% of the interest rate multiplied by the amount of the outstanding principal being redeemed. As from that date, this additional amount will be reduced to 10%. Notwithstanding the foregoing, should CTLL decide to redeem its corporate bonds for an amount of up to US$ 22.4 million at the reference exchange rate in force two business days before the redemption, at any time before the corporate bonds' maturity date, no additional amount will be paid.

-     Limitations on the incurrence of indebtedness: two new cases of Allowed Indebtedness have been added: the “Regulatory Indebtedness” (any indebtedness in favor of CAMMESA or any Governmental entity regulating the electricity market in Argentina), and letters of credit, banker’s acceptances, letters of guarantee or other similar instruments granted upon CTLL’s request to any financial entity in support of any business commitment it undertakes.

As of December 31, 2014, CTLL was in full compliance with all undertaken commitments.

Early Redemption of 2018 Corporate Bonds

CTLL has redeemed all of its 2018 Corporate Bonds through several partial redemptions —the first one on September 26, 2014 and the last one on December 2, 2014.

For the whole redemptions, CTLL has paid: (i) $ 1,397.9 million, equivalent to US$ 164.8 million, as principal; (ii) $ 22.2 million, equivalent to US$ 2.6 million, as interest, and (iii) $ 35.3 million, equivalent to US$ 4.2 million, as additional payment, all conversions being made at the reference exchange rates applicable to each partial redemption.

CTLL has financed these redemptions with the issuance of Class 2, 3 and 4 Corporate Bonds in the domestic market for approximately $ 401 million, the execution of a syndicated borrowing in the amount of $ 450 million, the taking of borrowing from affiliates for approximately $ 284 million, the sale of 2018 Corporate Bonds held in CTLL’s portfolio in the amount of $ 198 million, and the balance with short-term financial borrowings and current bank overdrafts, as well as with cash and cash equivalents and financial assets at fair value.

Issuance of Class 1, 2, 3 and 4 Corporate Bonds

Under the Simple Corporate Bonds Program (that is, corporate bonds non-convertible into shares) for up to US$ 350 million (or its equivalent value in other currencies), on October 30, 2014 CTLL issued the following Corporate Bonds:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 21: (Continuation)

-        CTLL resolved to cancel the tender of Class 1 Corporate Bonds.

-        Class 2: for a face value of $ 96.4 million accruing interest at the Private Badlar rate plus a 400 basic points spread. The principal will be fully repaid at maturity on April 30, 2016, and interest will be repaid on a quarterly basis.

-        Class 3: for a face value of $ 50.8 million accruing interest at the Private Badlar rate plus a 500 basic points spread. The principal will be amortized in three installments maturing on April 30, 2017 (33.34%), July 30, 2017 (33.33%) and October 30, 2017 (33.33%), and interest will be repaid on a quarterly basis.

-        Class 4: for a face value of US$ 29.9 million at a $ 8.4917 exchange rate and a 6.25% annual nominal fixed rate. Principal will be amortized in whole on October 30, 2020. Interest accruing on the principal outstanding as at October 31, 2016 will be compounded quarterly. Interest accruing on the principal outstanding between November 1, 2016 and the maturity date will be paid on a quarterly basis.

The proceeds from the placement of new corporate bonds were used entirely to early 2018 rescue corporate bonds.

Syndicated Borrowing

On November 4, 2014, in line with CTLL’s financial strategy of improving its financing cost and structure, CTLL’s Board of Directors approved a new indebtedness consisting of a syndicated borrowing in the amount of up to $ 450 million (the “Syndicated Loan”) with the Banco de Crédito y Securitización S.A., Banco Hipotecario S.A., ICBC and Citibnak S.A. (the “Banks”) seeking to refinance existing financial liabilities. The borrowing’s main terms and conditions are described below:

-        Amortization: eight installments representing 11% of the indebtedness each, and a last installment for the remaining 12%, all of them payable on a quarterly and consecutive basis, the fist one maturing twelve months as from the borrowing’s disbursement date.

-        Compensatory Interest: at the adjusted Private Badlar rate plus a 575 basis points spread, payable on a quarterly basis.

-        Guarantees:

i)         CTLL will issue sight bills to each of the Banks to guarantee the outstanding principal and interest in accordance in the proportion of their share in the borrowing;

ii)       The Company will act as joint and several obligor and main debtor of each and all payment obligations taken on by CTLL with the Banks, and will provide guarantee for all bills;.

-        Subordination: the agreement contemplates the subordination of certain debts CTLL holds with PISA to the indebtedness to be taken with the Banks.

The net proceeds from the syndicated loan were used in its entirety for corporate bonds bail early 2018.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 21: (Continuation)

Cammesa Financing

On December 1, 2014, CTLL entered into a Loan and Receivables Assignment Agreement with CAMMESA allowing for the financing of the installation of enhanced generation capacity at its Plant by incorporating 115 MW of power with the installation of two engine generators and one high-efficiency gas turbine (generating 15 MW and 100 MW respectively) with an investment estimated at $ 930 million.

The main characteristics of the Financing are described below according to the conditions mentioned in Note 2:

i)           Amount: up to the amount of the Receivables accrued and to be accrued until December 31, 2015;

ii)         Interest rate: a rate equivalent to the average monthly yield obtained by CAMMESA from its WEM’s financial placements.

iii)        Repayment: in a single payment on the maturity of the economic transaction corresponding to the 36th month as from the month following the commercial commissioning of the last generating unit making up the Project, at CTLL’s option, through a cash payment or through an offset with receivables.

iv)       Payment guarantee: CTLL assigns 100% of its Receivables to the Stabilization Fund, up to the total amount of the financing, as collateral.

Bank borrowings

On April 5, 2013, Citibank NA’s Argentine branch granted financing to CTLL for an amount of $ 49 million. On September 27, 2013, Citibank NA’s Argentine branch disbursed the second tranche of this borrowing, in the amount of $ 24 million. As of December 31, 2014, the outstanding principal amount of those borrowings amounted to $ 12.3 million. At the date of these financial statements funding has been paid in full.

21.1.3 CPB

Cammesa Financing

On March 21, 2011, the Company entered into a borrowing agreement with CAMMESA to finance a construction project that will increase the power output of steam turbine units of CPB, for a total amount of $ 56.8 million, in accordance to ES Resolution No. 146/02 and Notes 6157/10 and 7375/10. The collected amounts will be returned in 48 monthly, equal and consecutive installments, which will include interest resulting from the application of a rate equivalent to the average yield obtained by CAMMESA from its WEM’s financial placements, the first installment maturing on the month immediately following the works’ conclusion, estimated for the month of June, 2011. Installments will be paid by WEM pursuant to the provisions of ES Notes No. 6157/10 and 7375/10, wich distribution among demanding agents will be made based on the applicable criteria determined by the ES.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 21: (Continuation)

As from the works’ conclusion of each unit, CPB guarantee a minimum 80% availability for each unit during a three-year period. In case of breach of its availability obligation by CPB, the agreement provides for the application of a penalty, the maximum amount of which is set at 25% of the value of the received financing’s principal installment. As of May 2011, CPB finished the undertaken works and, as from July, units were made subject to the minimum availability control set forth by the loan agreement executed with CAMMESA

The penalties received by the Company during the fiscal year ended December 31, 2014 and 2013 amount to $ 0.4 and $ 4.7 million, respectively.

As of December 31, 2014, the outstanding balance of cancellation amounted to $ 7.3 million.

Cammesa Financing II

On January 8, 2013, CPB signed a borrowing agreement with CAMMESA stipulating the terms for the financing of certain repair work delayed in units BBLATV29 and BBVLATV30 for an amount of $ 19.9 million plus the added-value tax pursuant to ES Resolution No. 146/02 so as to cover 70% of those maintenance costs.  Then, increased financing to $ 32.7 million plus the added-value tax in order to expand to cover 100% of maintenance costs.

The requested amount will be paid back in 18 monthly, equal and consecutive installments of $ 1.8 million each, which will bear a rate equivalent to the average yield derived by CAMMESA from its financial placements, the first installment being due the month after the last partial advance is made or 12 months after the first advance, whichever occurs earlier.

On April 9, 2014, CAMMESA notified CPB of the authorization granted by the ES to apply the LVFVDs corresponding to January 2008-June 2011 period, including accrued interest, to the cancellation of the loan.

On April 24, 2014, the compensation of the mentioned financing was performed in the amount of $ 39.5 million of principal and $ 11.3 million of accrued interest (VAT included) with the issuance of the commercial documents by CAMMESA.

As a result of this compensation, CPB recognized income before taxes in the amount $ 35.3 million resulting from the revaluation of the affected LVFVDs, which were disclosed under "Other Financial Results" of the Statement of Comprehensive Income (Loss).

Financing of Major Maintenance Works

During the month of April, 2014, the Borrowing and Receivables Assignment Agreement was entered into between CPB and CAMMESA to finance the 2015-2016 Technological Upgrade Work for an estimated total amount of US$ 82.6 million plus VAT and nationalization costs. The final amount of the financing will be determined based on the actual disbursements made by CAMMESA.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 21: (Continuation)

The financing will have a twelve-month grace period as from the month following the last partial advance by CAMMESA, or 24 months after the execution of the loan, whichever occurs earlier, and this term may be extended for up to six months in case a delay in the execution of maintenance works is verified.

The financing will be repaid in 48 monthly, equal and consecutive installments, with the application of the mean yield obtained by CAMMESA from its financial placements with the WEM, the first one maturing 30 days after the expiration of the grace period.

The Maintenance Remuneration provided for by ES Res. No. 529/14 will be destined to the early cancellation of the granted financing. Should the Maintenance Remuneration be insufficient to cancel the amount of each installment and provided CPB meets the UMA, the balance payment obligation will be limited to 50% of the DRF. In case is not met, CPB will have to pay the whole applicable installment on the stipulated maturity date.

The UMA will range from 80% to 83% depending on the month, and will be calculated as an average of the last three rolling months, including the month concerned as the last month of the quarter. To such effect, only the net power of units having performed the major mainteance will be assessed, excluding maintenance works authorized and programmed by CAMMESA.

The DRF will be calculated based on the operating results plus Property, Plant and Equipment depreciations, net of:

(i)       The Additional Remuneration committed to the Trust pursuant to Res. No. 95/13;

(ii)     The Remuneration pursuant to the Winter Plan Loan Agreement (ES Note No. 6157/10);

(iii)    Investments in Property, Plant and Equipment;

(iv)   Taxes not included in operating results;

(v)     Variation in uncollected Delta receivables with CAMMESA;

(vi)   The Maintenance Remuneration.

In accordance with what has been previously stated, if at each installment’s maturity date the funds asigned to its cancellation are insufficient to fully cancel it, the uncancelled balance will be distributed pro rata among the remaining installments, provided the UMA has been met. If this situation occurs in the last installment, it will be successively deferred until its full cancellation.

In order to guarantee the granted financing, CPB has assigned to CAMMESA 100% of its current and future receivables, whether accrued or to be accrued, in connection with the operations conducted and to be conducted with the WEM, excluding those which had already been assigned to third parties or included in contracts entered into pursuant to the 2008-2011 Agreement, as well as those included in the assignment as collateral provided for in the borrowing agreement under ES Note No. 6157/10 and in the assignment as collateral set forth in the borrowing agreement entered into by the parties on January 8, 2013, until the financing limit.

As at the issuance of its financial statements, CPB has received partial advances from CAMMESA amounting to $ 130 million, out of which $ 83 million have been early cancelled with receivables generated by the Maintenance Remuneration. As at these financial statements' closing date, CPB has not generated a positive FRD for the early cancellation of the financing.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 21: (Continuation)

21.2 Distribution

21.2.1 Edenor

Corporate notes programs

The Company is included in a Corporate Notes program, the relevant information of which is detailed below:

Debt issued in United States dollars

				Millons of U$S			Millons of Ps
Corporate Notes	Class	Rate	Year of Maturity	Debt structure at 01.01.2014	Debt Purchase 2014 (2)	Debt structure at 12.31.2014	At 12.31.2014
Fixed Rate Par Note	7	10.50	2017	14.8	-	14.8	126.2
Fixed Rate Par Note (1)	9	9.75	2022	186.1	(13.9)	172.2	1,472.2
Total				200.9	(13.9)	186.9	1,598.4

				Millons of U$S		Millons of Ps
Corporate Notes	Class	Rate	Year of Maturity	Debt structure at 01.01.2013	Debt Purchase 2013 (2)	Debt structure at 12.31.2013	At 12.31.2013
Fixed Rate Par Note	7	10.50	2017	24.8	(10.0)	14.8	96.3
Fixed Rate Par Note (1)	9	9.75	2022	247.4	(61.3)	186.1	1,213.7
Total				272.2	(71.3)	200.9	1,310.0

(1) Net of issuance expenses.

(2) Includes collection, through the trust, of proceeds from subsidiary sales and collection of financial receivables with related companies.

The main covenants are the following:

i) Negative Covenants

The terms and conditions of the Corporate Notes include a number of negative covenants that limit Edenor’s actions with regard to, among others, the following:

- encumbrance or authorization to encumber its property or assets;

- incurrence of indebtedness, in certain specified cases;

- sale of  Edenor’s assets related to its main business;

- carrying out of transactions with shareholders or related companies;

- making certain payments (including, among others, dividends, purchases of Edenor’s common shares or payments on subordinated debt).

ii) Suspension of Covenants:

Certain negative covenants stipulated in the terms and conditions of the Corporate Notes will be suspended or adjusted if:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 21: (Continuation)

- Edenor’s long-term debt rating is raised to Investment Grade, or

- Edenor’s Level of Indebtedness is equal to or lower than 2.5.

If Edenor subsequently losses its Investment Grade rating or its Level of Indebtedness is higher than 2.5, as applicable, the suspended negative covenants will be once again in effect.

At the date of issuance of these financial statements, the previously mentioned ratios have been complied with.

21.3 Holding and others

21.3.1 PEPASA

VCPs Global Programme

On July 27, 2011, at PEPASA’s Extraordinary General Meeting of Shareholders, the creation of a VCP global program was approved for a maximum amount of $ 200 million or its equivalent in other currencies, pursuant to which PEPASA may issue short-term Corporate Bonds (simple, non-convertible into shares), promissory notes or short-term securities with common, special and/ or floating security and/ or any other guarantee (including, although not limited to, third-party guarantees), whether subordinated or not.

On April 24, 2014, PEPASA modified VCP Program increasing it up to the amount of U$S 40 million or its equivalent in other currencies.

As of December 31, 2014, PEPASA had issued the following series of VCP:

Serie	Issuance date	Nominal Amount	Interest Rate	Payment:
				Capital	Interest
1	October 6, 2011	46,654,990	Badlar + 3.5%	360 days	Quaterly
2	May 11, 2012	32,564,000	Badlar + 2.75%	360 days	Quaterly
3	October 3, 2012	34,396,246	Badlar + 4.25%	360 days	Quaterly
4		USD 6,520,523	4.25%	360 days	Quaterly
5	March 27, 2013	77,821,661	Badlar + 2.99%	365 days	Quaterly
6		USD 4,342,138	0.01%	365 days	Quaterly
7	October 3, 2013	65,400,000	Badlar + 4.25%	365 days	Quaterly
8	April 28, 2014	122,950,000	Badlar + 3.95%	365 days	Quaterly
9	October 3, 2014	76,450,000	Badlar + 3.95%	365 days	Quaterly

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 21: (Continuation)

As of December 31, 2014, outstanding Series 8 and 9 VCPs amounted to $ 207.9 million, including principal and interest.

Resources gathered through the issuance of these VCPs have been destined to investments in fixed assets, the payment of working capital and/ or the refinancing of liabilities.

Corporate Bonds Programme

On March 19 and May 10, 2013, PEPASA’s Shareholders’ Meeting approved the terms and conditions of the Simple Corporate Bonds Program (non-convertible into shares) for up to US$ 100 million (or its equivalent in other currencies).

On April 24, 2014, PEPASA modificated the Simple Corporate Bonds Program (non-convertible into shares) increasing the amount up to US$ 125 million (or its equivalent in other currencies).

On June 28, 2013, PEPASA issued Class 1 Corporate Bonds for a face value of $ 254.8 million, accruing interest at the Private Badlar rate plus a 3% spread, payable quarterly and finally maturing on June 28, 2016.

On June 6, 2014, PEPASA issued Class 2 Corporate Bonds for a face value of $ 525.4 million, accruing interest at the Badlar rate, repayable on a quarterly basis and which will mature on June 6, 2017.

Both issuances have been aimed at making productive investments computable under Section 35.k of the Insurance Activity General Rules and Regulations. The obtained funds will be destined to investments in physical assets and/or the payment of working capital.

Bank Borrowings

On November 5, 2012, Citibank executed a borrowing agreement with PEPASA pursuant to the system set forth by “A” Communications 5319, 5325 and 5338 issued by the Central Bank of the Republic of Argentina for the amount of $ 10 million and accruing interest at a 15.01% nominal annual fixed rate. Principal will be repaid in three annual installments, the first two in the amount of $ 3.3 million and the remaining one in the amount of $ 3.4 million, whereas interest will be payable on a monthly basis as from the granting date

As of December 31, 2014, the last installment, in the amount of $ 3.4 million and maturing on November 5, 2015, is pending of payment.

These funds have been allocated to investments in physical assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 21: (Continuation)

21.3.2 PESA

TGS Financing

On October 6, 2011, TGS granted the Company a borrowing/financing amounting to US$ 26 million to make the payment necessary to acquire the rights to control, suspend and waive “Enron Creditors Recovery Corp. y/o Ponderosa Assets L.P. y/o sucesores a título singular contra la República Argentina” arbitration proceedings (the “Arbitration Proceeding”) pursuant to the Call Option Agreement entered into between the Company, Inversiones Argentina II and GEB Corp. (the “ICSID Contract”)

After several postponements, on April 26, 2013, the parties agreed on the following amendments to the financing agreement:

i)                The maturity date will be October 6, 2014, automaticaly extendable for a single additional period of one year,

ii)              The financing will be paid at maturity or in advance through the full and unconditional assignment to TGS of all PESA’s rights and obligations under the ICSID Agreement in case, on or before the maturity date: (a) TGS has received a 20% increase on its tariff chart and that increase remains effective pursuant to the Transitory Agreement approved by Order No. 1918/09 of the National Executive Branch, or (b) the following has been granted to TGS and remains effective: (x) the tariff adjustment set forth in the Agreement initialized by TGS and approved by its Board of Directors on October 5, 2011, or (y) any other compensatory system implemented through any tariff review system or mechanism hereinafter replacing those currently in force under Economic Emergency Law No. 25,561 of the Republic of Argentina and having an equivalent economic effect on TGS.

iii)             Principal will bear compensatory interest at a 6.8 % annual nominal rate plus VAT

On January 12, 2015, the parties agreed to extend the suspension of mentioned exhibition proceeding for six months as from that date.

NOTE 22: DEFERRED REVENUE

Non current	12.31.2014	12.31.2013

Customer contributions not subject to repayment	109,089,120	33,665,717
	109,089,120	33,665,717

Current

Customer contributions not subject to repayment	763,684	-
	763,684	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 23: SALARIES AND SOCIAL SECURITY PAYABLE

Non current	12.31.2014	12.31.2013

Seniority bonuses	59,742,127	24,795,208
Anticipated retirements	3,116,180	1,164,097
	62,858,307	25,959,305

Current

Salaries and social security contributions	195,696,094	159,761,177
Provision for vacations	295,534,685	202,921,384
Provision for gratifications	39,765,102	26,903,441
Provision for annual bonus for efficiency	192,092,861	109,930,394
Anticipated retirement	2,186,156	1,928,680
	725,274,898	501,445,076

NOTE 24: DEFINED BENEFITS PLANS

The following are the benefits that the Company granted to certain employees under the existing collective union agreements:

a)      seniority bonus to be granted to personnel with certain number of years of service;

b)      a bonus for all workers having accumulated years of services with contributions to obtain the regular retirement payment.

The amounts and conditions vary depending on the collective bargaining agreement.

The movement in the defined benefit obligation over the year is as follows:

	12.31.2014	12.31.2013
Liabilities at the beginning	145,073,927	142,749,594
Current services cost	15,674,883	5,147,032
Cost for interest	55,955,929	27,877,079
Discontinued operations	-	(45,299,718)
Actuarial losses (gains)	24,829,850	27,764,805
Benefit payments	(18,186,942)	(13,164,865)
Liabilities at the end	223,347,647	145,073,927

The detail of the obligation for defined benefit plans by segment is as follows:

	12.31.2014	12.31.2013
Generation	62,425,518	42,382,871
Distribution	160,922,129	102,691,056
Total	223,347,647	145,073,927

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 24: (Continuation)

As of December 31, 2014 and 2013, the Company carried no assets related to defined benefits plans.

The details of the charge acknowledged in the Comprehensive Income (Loss) Statement is the following:

	12.31.2014	12.31.2013
Current services cost	15,674,883	5,147,032
Cost for interest	55,955,929	27,877,079
Actuarial income	1,532,583	730,605
Actuarial (loss) income through other comprehensive (loss) income	23,297,267	27,034,200
Total cost	96,460,662	60,788,916

The obligations for defined benefit plans expected are:

12.31.2014
Less than one year	26,759,944
One to two years	22,137,031
Two to three years	25,275,444
Three to four years	29,652,454
Four to five years	112,868,779
Up to five years	35,058,210

The actuarial assumptions used were as follows:

	12.31.2014	12.31.2013
Discount rate	6%	6%
Salaries increase	2%	2%
Inflation	32%	25%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 24: (Continuation)

The following information shows the effect of a variation in the discount rate and salaries increase on the obligation amount:

12.31.2014
Discount rate: 5%
Obligation	238,956,026
Variation	15,608,379
6.99%

Discount rate: 7%
Obligation	208,851,007
Variation	(14,496,640)
(6.49%)

Salaries increase: 1%
Obligation	209,900,715
Variation	(13,446,932)
(6.02%)

Salaries increase: 3%
Obligation	238,623,823
Variation	15,276,176
6.84%

Estimates based on actuarial techniques imply the use of statistical tools, such as the so-called demographic tables used in the actuarial valuation of the Company active personnel.

In order to determine the mortality of the Company active personnel, the “1971 Group Annuity Mortality” table has been used. In general, a mortality table shows for each age group the probability that a person in any such age group will die before reaching a predetermined age. Male and female mortality tables are elaborated separately inasmuch as men and women’s mortality rates are substantially different.

In order to estimate total and permanent disability due to any cause, 80% of the “1985 Pension Disability Study” table has been used.

In order to estimate the probability that the Company active personnel will leave the Company or stay therein, the “ESA 77” table has been used.

Liabilities related to the above-mentioned benefit plans have been determined contemplating all the rights accrued by the beneficiaries of the plans up to the closing date of the year ended December 31, 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 25: TAX LIABILITIES

Non current	12.31.2014	12.31.2013

Value added tax	70,710,117	9,047,635
Income tax provision, net of witholdings and advances	63,685,209	25,002,078
Minimum notional income tax provision, net of witholdings and advances	118,700,596	52,336,195
Sales tax	1,766,628	41,128,513
Payment plans	17,769,495	20,007,572
Other	2,022,829	2,573,515
	274,654,874	150,095,508

Current	12.31.2014	12.31.2013

Income tax provision, net of witholdings and advances	15,192,552	5,230,060
Minimum notional income tax provision, net of witholdings and advances	16,393,289	28,637,726
Value added tax	24,805,453	22,544,799
Municipal, provincial and national contributions	67,999,068	53,620,401
Payment plans	2,802,592	41,354,824
Municipal taxes	40,327,928	36,318,250
Tax withholdings to be deposited	43,827,166	33,370,004
Stamp tax payable	9,590,568	9,590,568
Other	10,990,006	9,051,638
	231,928,622	239,718,270

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 26: PROVISIONS

		Non current
	For contingencies	For decomissioning of wells	Total
At the beginning of the year	89,703,658	1,761,146	91,464,804
Increases	38,129,133	862,056	38,991,189
Reclassifications	(4,510,478)	-	(4,510,478)
Reversal of unused amounts	(603,634)	-	(603,634)
Decreases	(5,885,983)	-	(5,885,983)
At the end of the year	116,832,696	2,623,202	119,455,898

	Current
	For contingencies
At the beginning of the year	11,239,188
Increases	57,579,333
Reclassifications	4,510,478
Decreases	(48,143,472)
At the end of the year	25,185,527

NOTE 27: REVENUE

	12.31.2014	12.31.2013

Sales of energy to the SPOT Market	1,013,970,810	597,361,773
Energy sales Resolution No. 220/07	777,074,476	375,122,985
Sales of energy to MAT	88,016,383	468,072,318
Energy plus sales	376,721,231	267,833,254
Other sales	19,672,329	20,942,816
Generation subtotal	2,275,455,229	1,729,333,146

Energy sales	3,536,146,761	3,393,759,304
Right of use of posts	57,462,917	41,537,592
Connection and reconnection charges	4,766,500	5,393,605
Distribution subtotal	3,598,376,178	3,440,690,501

Gas sales	267,607,266	116,396,140
Oil and liquid sales	21,913,632	18,676,492
Administrative services sales	29,000,109	20,985,911
Other sales	753,001	1,214,398
Holding and others subtotal	319,274,008	157,272,941

Intersegment sales	11,540,096	7,696,962

Total revenue	6,204,645,511	5,334,993,550

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 28: COST OF SALE

	12.31.2014	12.31.2013
Inventories at the beginning of the year	114,615,289	107,342,562

Plus: Charges for the period
Purchases of inventories and of energy from the distribution segment	1,900,340,148	2,056,829,052
Salaries and social charges	1,628,222,919	975,865,640
Other social benefits	23,290,505	13,566,377
Accrual of defined benefit plans	58,973,854	25,808,193
Fees and compensations for services	754,831,570	696,973,646
Property, plant and equipment depreciations	401,421,064	309,105,669
Intangible assets amortization	29,462,214	39,481,210
Depreciation of biological assets	40,815	40,815
Gas consumption	151,533,463	147,490,706
Purchase of energy	243,636,169	546,124,382
Fuel consumption	-	29,316,309
Transport of energy	28,166,193	24,815,156
Material consumption	251,200,852	162,592,701
Penalties	245,211,708	305,777,489
Compression cost	2,478,249	-
Gathering	1,511,128	-
Maintenance	84,712,678	100,545,265
Royalties and fees	67,558,760	45,569,871
Gas production	32,588,483	11,568,867
Rental and insurance	57,523,491	51,611,895
Surveillance and security	35,142,150	22,520,858
Taxes, rates and contributions	14,547,451	16,459,783
Communications	13,770,143	8,189,542
Other	23,871,272	20,293,547
Subtotal	4,149,695,131	3,553,717,921

Less: Inventories at the end of the period	(135,570,860)	(114,615,289)
Total cost of sales	6,029,079,708	5,603,274,246

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 29: SELLING EXPENSES

	Note	12.31.2014	12.31.2013
Salaries and social charges		255,959,037	185,161,944
Other social benefits		182,540	153,771
Accrual of defined benefit plans		6,869,206	3,727,606
Fees and compensations for services		264,899,163	200,276,881
Compensation agreements	46	19,291,337	-
Property, plant and equipment depreciations		18,562,317	9,301,600
Taxes, rates and contributions		64,474,833	93,399,242
Communications		39,088,308	32,628,934
Penalties		18,360,000	52,700,000
Doubtful accounts		24,717,807	55,653,050
Surveillance and security		201,120	552,808
Other		754,679	665,637
Total selling expenses		713,360,347	634,221,473

NOTE 30: ADMINISTRATIVE EXPENSES

		12.31.2014	12.31.2013
Salaries and social charges		376,464,741	245,648,385
Other social benefits		11,575,551	8,545,262
Accrual of defined benefit plans		7,320,335	4,218,917
Fees and compensations for services		220,815,364	147,204,318
Compensation agreements	46	25,576,205	-
Directors and Sindycs fees		21,605,223	18,819,985
Reserve for directors’ options		6,709,014	8,945,352
Property, plant and equipment depreciations		17,673,738	15,823,013
Intangible assets amortization		-	1,038,924
Material and spare parts consumption		13,122,325	7,737,331
Maintenance		2,803,699	1,723,604
Transport and per diem		6,238,351	3,486,066
Rental and insurance		52,489,107	33,777,439
Surveillance and security		16,681,972	11,746,010
Taxes, rates and contributions		26,483,704	32,974,034
Communications		7,585,001	5,416,538
Advertising and promotion		10,369,097	7,664,017
Other		13,945,289	9,083,615
Total administrative expenses		837,458,716	563,852,810

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 31: OTHER OPERATING INCOME AND EXPENSES

Other operating income	Note	12.31.2014	12.31.2013
Insurance recovery		6,358,656	245,975,559
Recovery of expenses		13,765,053	10,922,850
Recovery of receivables		51,317,039	4,835,714
Recovery of allowances for tax credits		1,375,717	13,751,536
Recovery of other operating costs		-	13,002,003
Recognition of Agreement March	38	-	85,177,042
Surplus Gas Injection Compensation Res. No. 1/13		127,147,619	22,572,407
Recovery of sales tax	38	37,943,970	-
Commissions on municipal tax collection		12,040,378	8,638,401
Dividends earned		6,226,319	6,876,038
Services to third parties		33,304,599	21,699,983
Client severance		5,070,000	-
Profit of property, plant and equipment sale		5,596,699	403,000
Advance payments received for subsidiaries sales agreement		-	8,868,000
Other		11,829,808	23,497,497
Total other operating income		311,975,857	466,220,030

Other operating loss
Provision for contingencies		(96,426,420)	(36,571,446)
Voluntary retirements - bonus		(24,985,431)	(15,875,775)
Decreaeses in property, plant and equipment		(24,236,319)	(13,807,236)
Indemnities		(8,202,312)	(4,924,296)
Allowances for financial instrument receivables		-	(1,188,984)
Allowances for doubtful tax credits		(4,277,247)	(10,088,463)
Net expense for technical functions		(16,235,590)	(15,540,678)
Tax on bank transactions		(109,751,805)	(84,186,431)
Other expenses FOCEDE		(97,701,000)	-
Cost for services provides to third parties		(25,265,225)	(9,035,156)
Compensation agreements	46	(16,678,879)	-
Other operating costs for contract termination		(11,366,548)	-
Donations and contributions		(4,674,148)	(3,078,609)
Other		(7,273,952)	(9,742,242)
Total other operating loss		(447,074,876)	(204,039,316)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 32: FINANCIAL RESULTS

Finance income	12.31.2014	12.31.2013
Comercial interest	222,687,554	93,797,636
Financial interest	217,854,220	242,497,529
Total finance income	440,541,774	336,295,165

Finance cost
Comercial interest	(460,787,579)	(337,086,792)
Fiscal interest	(51,036,110)	(40,861,761)
Financial interest	(508,127,128)	(415,828,810)
Other interest	(17,622,416)	(266,289)
Taxes and bank commissions	(30,042,093)	(15,846,973)
Penalties for early repayment of loans	(40,391,657)	-
Other financial costs	(5,221,923)	(3,985,095)
Total financial cost	(1,113,228,906)	(813,875,720)

Other financial results
Foreing currency exchange difference	(712,822,106)	(744,150,070)
Result from repurchase of corporate bonds	47,122,571	88,879,485
Changes in the fair value of financial instruments	859,434,692	295,854,837
Discounted value measurement	223,304,132	(155,869,735)
Other financial results	3,015,732	(3,975,734)
Total other financial results	420,055,021	(519,261,217)

Total financial results, net	(252,632,111)	(996,841,772)

NOTE 33: INCOME TAX

The breakdown of income tax charge is:

	Note	12.31.2014	12.31.2013
Current tax		40,319,531	29,485,263
Deferred tax asset	14	34,668,716	(177,697,799)
Tax returns amendment adjustment		-	12,415,095
Difference in the estimate of previous fiscal year income tax and the income return		(1,731,266)	2,846,486
Minimum notional tax		27,155,297	15,238,198
Discontinued operations		-	105,533,766
Total income tax		100,412,278	(12,178,991)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 33: (Continuation)

Bellow is a reconciliation between income tax expense and the amount resulting from application of the tax rate on the income before taxes:

	12.31.2014	12.31.2013
Profit before taxes	629,952,564	729,464,657
Current tax rate	35%	35%
Result at the tax rate	220,483,397	255,312,630

Share of profit of Joint Ventures and associates	(11,411,154)	899,798
Reserve for directors’ options	2,348,155	3,130,873
Non-taxable results	(419,313,741)	(246,305,179)
Non-deductible cost	4,706,151	23,993,259
Non-deductible provisions	3,071,264	-
Other	(205,979)	1,995,728
Subtotal	(200,321,907)	39,027,109

Expiration of tax loss-carryforwards	145,346	23,260,952
Minimun notional income tax credit	27,155,297	15,238,198
Difference in the estimate of previous fiscal year income tax and the income tax statement	(12,252,732)	1,952,401
Discontinued operations	-	105,533,766
Tax loss-carryforwards not previously recognized	(51,584,956)	(385,844,096)
Deferred tax assets not recognized	337,271,230	188,652,679
Total income tax expense	100,412,278	(12,178,991)

As of December 31, 2014 and 2013 consolidated accumulated tax losses amount to $ 2,023.8 million and $ 1,387.5 million, respectively, which may be offset, pursuant to the applicable tax laws, with tax profits corresponding to future fiscal years based on the following breakdown:

		Amount to 35%
Fiscal year generation	Fiscal year prescription	12.31.2014	12.31.2013

2009	2014	4,230,639	56,971,649
2010	2015	85,431,384	105,760,796
2011	2016	77,855,098	90,695,082
2012	2017	95,618,909	91,282,940
2013	2018	121,969,411	140,921,315
2014	2019	323,231,334	-
		708,336,775	485,631,782
Unrecognized deferred assets		(592,961,150)	(349,395,952)
Recognized Tax loss-carryforwards		115,375,625	136,235,830

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 33: (Continuation)

Due to the uncertainty on whether future tax income may or may not absorb all deferred tax assets, as of December 31, 2014 and 2013 the Company and some subsidiaries have not recorded deferred assets resulting from tax-loss carry-forwards accrued for a total amount of $ 593 million and $ 349.4 million, respectively.

NOTE 34: EARNING (LOSS) PER SHARE

a)    Basic

Basic earnings (loss) per share are calculated by dividing the result attributable to the Company’s equity interest holders by the weighted average of outstanding common shares during the year.

b)    Diluted

Diluted earnings (loss) per share are calculated by adjusting the weighted average of outstanding common shares to reflect the conversion of all potential dilutive common shares. The Company has a type of potential dilutive common shares, which consist on share purchase options.

Potential common shares will be deemed dilutive only when their conversion into common shares may reduce the earnings per share or increase losses per share of the continuing business. Potential common shares will be deemed anti-dilutive when their conversion into common shares may result in an increase in the earnings per share or a decrease in the losses per share of the continuing operations.

The calculation of diluted earnings (loss) per share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, or where the option exercise price is higher than the average price of ordinary shares during the period, no dilutive effect is recorded, being the diluted earning (loss) per share equal to the basic. Therefore, the basic and diluted results per share are the same for continuing operations during 2013, and for discontinued operations during 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 34: (Continuation)

	12.31.2014	12.31.2013
Earnings attributable to the equity holders of the company during the period from continuing operations	743,159,355	371,782,245
Weighted average amount of outstanding shares	1,314,310,895	1,314,310,895
Basic earnings per share from continuing operations	0.5654	0.2829

	12.31.2014
Earnings attributable to the equity holders of the company during the period for continuing operations	743,159,355
Charge for reserve for directors’ options	6,709,014	!
Adjusted earning attributable to the equity holders of the company from continuing operations	749,868,369	!

Weighted average amount of outstanding shares	1,314,310,895
Adjustments for stock options	161,151,512
Weighted average amount of outstanding shares for diluted profit per share	1,475,462,407
Diluted earnings per share from continued operations	0.5082

		12.31.2013
Loss attributable to the equity holders of the Company for discontinued operations		(85,698,444)
Weighted average amount of outstanding shares		1,314,310,895
Basic and diluted loss per share from discontinued operations		(0.0652)

NOTE 35: SEGMENT INFORMATION

The Company is engaged on the electricity sector, with a participation in the electricity generation, transmission and distribution segments through different legal entities. Accordingly, the following business segments have been identified by means of its subsidiaries and based on the nature, customers and risks involved:

Generation, conformed by direct and indirect equity interest in  CPB,  CTG, CTLL, HINISA, HIDISA, Powerco, PACOSA and investments in shares in other companies related to the electricity generation sector.

Transmission, conformed by indirect equity interest through Citelec in Transener and its subsidiaries. For the purposes of presenting segment information the indirect equity interest has been consolidated proportionally.

Distribution, conformed by indirect equity interest in EASA and Edenor. As of December 31, 2013 the Company has deconsolidated AESEBA, classifying their results as discontinued operations.

Holding and others, conformed by financial investment operations, holding activities, oil and gas exploitation, and other businesses.

The Company manages its segments to the net income level of reporting.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 35: (Continuation)

Consolidated profit and loss information at December 31, 2014	Generation	Transmission	Distribution(1)	Holding and others	Eliminations	Consolidated
Revenue	2,275,455,229	736,960,163	3,598,376,178	319,274,008	-	6,930,065,578
Intersegment sales	-	1,484,071	-	100,401,631	(88,861,535)	13,024,167
Cost of sales	(1,176,661,033)	(539,700,648)	(4,716,523,920)	(203,169,543)	67,274,788	(6,568,780,356)
Gross profit (loss)	1,098,794,196	198,743,586	(1,118,147,742)	216,506,096	(21,586,747)	374,309,389

Selling expenses	(17,933,799)	-	(658,946,487)	(36,480,061)	-	(713,360,347)
Administrative expenses	(200,037,863)	(91,840,829)	(510,281,735)	(148,377,136)	21,310,965	(929,226,598)
Other operating income	113,410,323	3,866,382	53,172,550	145,392,986	-	315,842,241
Other operating expenses	(73,504,735)	(11,449,555)	(319,224,611)	(54,329,151)	-	(458,508,052)
Reversal of impairment of property, plant and equipment	88,406,704	-	-	-	-	88,406,704
Share of profit of joint ventures	-	-	4,928	-	-	4,928
Share of loss of associates	-	-	-	(1,605,070)	-	(1,605,070)
Operating profit (loss) before Resolution ES No. 250/13 and subsequents notes	1,009,134,826	99,319,584	(2,553,423,097)	121,107,664	(275,782)	(1,324,136,805)
Higher Costs Recognition - Resolution ES No. 250/13 and subsequents notes	-	-	2,271,926,952	-	-	2,271,926,952
Operating profit (loss)	1,009,134,826	99,319,584	(281,496,145)	121,107,664	(275,782)	947,790,147

Financial income	240,948,678	226,124,624	238,973,376	26,028,673	(65,408,953)	666,666,398
Financial cost	(310,774,890)	(59,393,142)	(692,484,612)	(175,644,352)	65,684,735	(1,172,612,261)
Other financial results	(82,259,803)	(142,011,652)	(528,135,412)	1,030,450,236	-	278,043,369
Financial results, net	(152,086,015)	24,719,830	(981,646,648)	880,834,557	275,782	(227,902,494)
Profit (Loss) before income tax	857,048,811	124,039,414	(1,263,142,793)	1,001,942,221	-	719,887,653

Income tax	(224,090,358)	(51,421,728)	161,758,063	(38,079,985)	-	(151,834,008)
Profit (Loss) for the year from continuing operations	632,958,453	72,617,686	(1,101,384,730)	963,862,236	-	568,053,645

Adjustment non-controlling interest in joint ventures	-	(38,513,359)	-	-	-	(38,513,359)
Total profit (loss) of the year	632,958,453	34,104,327	(1,101,384,730)	963,862,236	-	529,540,286

Depreciation and amortization (2)	134,205,042	43,187,056	251,012,741	81,942,365	-	510,347,204

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 35: (Continuation)

Consolidated profit and loss information at December 31, 2014	Generation	Transmission	Distribution (1)	Holding and others	Eliminations	Consolidated
Total profit (loss) attributable to:
Owners of the Company	529,325,839	34,104,327	(742,146,551)	921,875,740	-	743,159,355
Non - controlling interest	103,632,614	-	(359,238,179)	41,986,496	-	(213,619,069)

Consolidated statement of financial position as of December 31,2014
Assets	5,146,025,095	1,244,965,218	8,066,880,278	4,377,104,999	(910,030,330)	17,924,945,260
Liabilities	3,540,787,854	900,141,394	8,616,187,612	2,059,587,013	(910,030,330)	14,206,673,543

Additional consolidated information as of December 31, 2014
Increases in property, plant and equipment	387,045,008	196,277,070	1,701,773,299	620,359,750	-	2,905,455,127

(1) Includes financial results generated by corporate bonds issued by EASA for Ps. 312.2 million and other consolidation adjustments.
(2) Includes amortizations and depreciation of fixed assets, intangible assets and biological assets (recognized in cost of sales, administrative expenses and selling expenses).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 35: (Continuation)

Consolidated profit and loss information at December 31, 2013	Generation	Transmission	Distribution(1)	Holding and others	Eliminations	Consolidated
Revenue	1,729,333,146	435,300,074	3,440,690,501	157,272,941	-	5,762,596,662
Intersegment sales	2,002,563	1,580,605	-	52,778,991	(47,084,592)	9,277,567
Cost of sales	(1,426,829,452)	(393,694,193)	(4,122,453,202)	(89,044,203)	35,052,611	(5,996,968,439)
Gross profit (loss)	304,506,257	43,186,486	(681,762,701)	121,007,729	(12,031,981)	(225,094,210)

Selling expenses	(78,522,087)	-	(549,142,696)	(6,556,690)	-	(634,221,473)
Administrative expenses	(139,046,394)	(67,703,269)	(332,572,593)	(102,203,495)	10,029,418	(631,496,333)
Other operating income	363,356,067	9,677,530	62,289,569	40,572,590	-	475,895,756
Other operating expenses	(47,465,615)	(7,057,780)	(143,441,679)	(13,117,437)	-	(211,082,511)
Share of profit of joint ventures	-	-	4,682	-	-	4,682
Share of profit of associates	-	-	-	2,228,499	-	2,228,499
Operating profit (loss) before Resolution ES No. 250/13 and subsequents notes	402,828,228	(21,897,033)	(1,644,625,418)	41,931,196	(2,002,563)	(1,223,765,590)
Higher Costs Recognition - Resolution ES No. 250/13 and subsequents notes	-	-	2,933,051,544	-	-	2,933,051,544
Operating profit (loss)	402,828,228	(21,897,033)	1,288,426,126	41,931,196	(2,002,563)	1,709,285,954

Financial income	63,949,836	172,978,880	287,067,095	6,599,242	(21,321,008)	509,274,045
Financial cost	(216,444,762)	(41,928,248)	(565,770,281)	(52,942,577)	21,293,461	(855,792,407)
Other financial results	(437,463,117)	(114,902,206)	(425,491,481)	343,693,381	-	(634,163,423)
Financial results, net	(589,958,043)	16,148,426	(704,194,667)	297,350,046	(27,547)	(980,681,785)
(Loss) Profit before income tax	(187,129,815)	(5,748,607)	584,231,459	339,281,242	(2,030,110)	728,604,169

Income tax	(20,682,593)	832,623	52,724,268	(19,862,684)	-	13,011,614
(Loss) Profit for the year from continuing operations	(207,812,408)	(4,915,984)	636,955,727	319,418,558	(2,030,110)	741,615,783

Discontinued operations	-	-	(128,888,438)	-	2,030,110	(126,858,328)
Adjustment non-controlling interest in joint ventures	-	27,865	-	-	-	27,865
Total (loss) profit of the year	(207,812,408)	(4,888,119)	508,067,289	319,418,558	-	614,785,320

Depreciation and amortization (2)	107,730,568	41,944,731	230,060,227	37,000,436	-	416,735,962

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 35: (Continuation)

Consolidated sprofit and loss information at December 31, 2013	Generation	Transmission	Distribution(1)	Holding and others	Eliminations	Consolidated
Total (loss) profit attributable to:
Owners of the Company	(191,916,592)	(4,888,119)	163,469,954	319,418,558	-	286,083,801
Non - controlling interest	(15,895,816)	-	344,597,335	-	-	328,701,519

Consolidated statement of financial position as of December 31,2013
Assets	3,714,900,214	963,993,871	6,971,553,493	2,183,787,385	(455,870,761)	13,378,364,202
Liabilities	2,713,844,869	687,818,246	6,434,706,032	995,033,986	(455,870,761)	10,375,532,372

Additional consolidated information as of December 31, 2013
Increases of property, plant and equipment	50,790,025	108,370,673	1,092,342,662	140,391,783	-	1,391,895,143

(1) Includes financial results generated by corporate bonds issued by EASA for Ps. 222.5 million and other consolidation adjustments.
(2) Includes amortizations and depreciation of fixed assets and intangible assets (recognized in cost of sales, administrative expenses and selling expenses).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 35: (Continuation)

Accounting criteria used by the subsidiaries for measuring results, assets and liabilities of the segments are consistent with those used in the consolidated financial statements. Transactions between different segments are conducted under market conditions. Assets and liabilities are assigned based on the segment’s activity.

The segment called “Electricity transmission”, which corresponds to the Company’s indirect interest in Citelec and its subsidiaries, has been included as a reportable segment since it is considered as such in the reports received by the Executive Director. Since the stake in such companies constitutes an interest in a joint venture, it is not consolidated and it is valued according to the equity method of accounting in the consolidated statement of Income and Financial position.

In this sense, the reconciliation between the segment information and the consolidated statement of Income is presented below:

Consolidated statement of income at December 31, 2014	Segment information	Results from interest in joint ventures	Consolidated comprehensive total income
Revenue	6,930,065,578	(736,960,163)	6,193,105,415
Intersegment sales	13,024,167	(1,484,071)	11,540,096
Cost of sales	(6,568,780,356)	539,700,648	(6,029,079,708)
Gross profit (loss)	374,309,389	(198,743,586)	175,565,803

Selling expenses	(713,360,347)	-	(713,360,347)
Administrative expenses	(929,226,598)	91,767,882	(837,458,716)
Other operating income	315,842,241	(3,866,384)	311,975,857
Other operating expenses	(458,508,052)	11,433,176	(447,074,876)
Recovery of impairment of property, plant and equipment	88,406,704	-	88,406,704
Share of profit of joint ventures	4,928	34,203,440	34,208,368
Share of loss of associates	(1,605,070)	-	(1,605,070)
Operating profit (loss) before Resolution ES No. 250/13 and subsequents notes	(1,324,136,805)	(65,205,472)	(1,389,342,277)
Higher Costs Recognition - Resolution ES No. 250/13 and subsequents notes	2,271,926,952	-	2,271,926,952
Operating profit (loss)	947,790,147	(65,205,472)	882,584,675

Financial income	666,666,398	(226,124,624)	440,541,774
Financial cost	(1,172,612,261)	59,383,355	(1,113,228,906)
Other financial results	278,043,369	142,011,652	420,055,021
Financial results, net	(227,902,494)	(24,729,617)	(252,632,111)
Loss before income tax	719,887,653	(89,935,089)	629,952,564

Income tax	(151,834,008)	51,421,730	(100,412,278)
Profit (Loss) for the year from continuing operations	568,053,645	(38,513,359)	529,540,286

Adjustment non-controlling interest in Joint Ventures	(38,513,359)	38,513,359	-
Profit for the year	529,540,286	-	529,540,286

Depreciation and amortization	510,347,204	(43,187,056)	467,160,148

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 35: (Continuation)

Additional consolidated information as of December 31, 2014	Segment information	Assets and liabilities from interest in joint ventures	Consolidated Statements of financial position
Assets	17,924,945,260	(1,064,548,738)	16,860,396,522
Liabilities	14,206,673,543	(900,116,036)	13,306,557,507

Additional consolidated information as of December 31, 2014	Segment information	Assets and liabilities from interest in joint ventures	Note 10
Property, plant and equipment increases	2,905,455,127	(196,277,070)	2,709,178,057

Consolidated statement of income at December 31, 2013	Segment information	Results from interest in joint ventures	Consolidated comprehensive total income
Revenue	5,762,596,662	(435,300,074)	5,327,296,588
Intersegment sales	9,277,567	(1,580,605)	7,696,962
Cost of sales	(5,996,968,439)	393,694,193	(5,603,274,246)
Gross loss	(225,094,210)	(43,186,486)	(268,280,696)

Selling expenses	(634,221,473)	-	(634,221,473)
Administrative expenses	(631,496,333)	67,643,523	(563,852,810)
Other operating income	475,895,756	(9,675,726)	466,220,030
Other operating expenses	(211,082,511)	7,043,195	(204,039,316)
Share of profit (loss) of joint ventures	4,682	(4,804,031)	(4,799,349)
Share of profit of associates	2,228,499	-	2,228,499
Operating profit (loss) before Resolution ES No. 250/13 and subsequents notes	(1,223,765,590)	17,020,475	(1,206,745,115)
Higher Costs Recognition - Resolution ES No. 250/13 and subsequents notes	2,933,051,544	-	2,933,051,544
Operating profit	1,709,285,954	17,020,475	1,726,306,429

Financial income	509,274,045	(172,978,880)	336,295,165
Financial cost	(855,792,407)	41,916,687	(813,875,720)
Other financial results	(634,163,423)	114,902,206	(519,261,217)
Financial results, net	(980,681,785)	(16,159,987)	(996,841,772)
Profit before income tax	728,604,169	860,488	729,464,657

Income tax	13,011,614	(832,623)	12,178,991
Profit for the year from continuing operations	741,615,783	27,865	741,643,648

Discontinued operations	(126,858,328)	-	(126,858,328)
Adjustment non-controlling interest in Joint Ventures	27,865	(27,865)	-
Profit for the year	614,785,320	-	614,785,320

Depreciation and amortization	416,735,962	(41,944,731)	374,791,231

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 35: (Continuation)

Additional consolidated information as of December 31, 2013	Segment information	Assets and liabilities from interest in joint ventures	Consolidated Statements of financial position
Assets	13,378,364,202	(815,809,970)	12,562,554,232
Liabilities	10,375,532,372	(687,800,243)	9,687,732,129

Additional consolidated information as of December 31, 2013	Segment information	Assets and liabilities from interest in joint ventures	Note 10
Property, plant and equipment increases	1,391,895,143	(108,370,673)	1,283,524,470

NOTE 36: RELATED PARTIES´ TRANSACTIONS

a)    Sales of goods and services

	12.31.2014	12.31.2013
Joint ventures
Transener	11,540,096	7,696,962

Other related parties
TGS	30,259,816	-
CYCSA	1,195,488	1,095,864
Grupo Dolphin	41,382	-
	43,036,782	8,792,826

Correspond to gas sale, advisory services in technical assistance for the operation, maintenance and management of the transport system of high-voltage electricity.

b)    Purchases of goods and services

	12.31.2014	12.31.2013
Joint ventures
Transener	(1,484,071)	(1,580,605)

Other related parties
SACME	(19,605,316)	(14,744,698)
	(21,089,387)	(16,325,303)

Correspond to maintenance, and operation and monitoring system for transmitting electricity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 36: (Continuation)

c)     Fees for services

	12.31.2014	12.31.2013
Other related parties
Salaverri, Dellatorre, Burgio & Wetzler	(1,262,984)	(1,596,860)
	(1,262,984)	(1,596,860)

Correspond to fees for legal advice.

d)    Other operating income

	12.31.2014	12.31.2013
Other related parties
CYCSA	5,018,436	3,857,297
PYSSA	2,100	-
	5,020,536	3,857,297

Correspond to royalties for the use of the distribution network.

e)     Other operating expenses

	12.31.2014	12.31.2013
Other related parties
Foundation	(3,370,000)	(2,600,000)
	(3,370,000)	(2,600,000)

Correspond to donations.

f)      Financial cost

	12.31.2014	12.31.2013
Other related parties
PYSSA	(89,819)	(94,822)
TGS	(14,309,650)	(9,654,462)
	(14,399,469)	(9,749,284)

Correspond mainly to interest on loans received.

g)    Capital Suscription

	12.31.2014	12.31.2013
Joint ventures
Citelec	-	(1,198,435)
	-	(1,198,435)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 36: (Continuation)

h)    Reserve for directors’ options

	12.31.2014	12.31.2013
Other related parties
Directors	6,709,014	8,945,352
	6,709,014	8,945,352

i)      Key management personnel remuneration

The total remuneration to key management personnel accrued during the year ended December 31, 2014 and 2013 amounts to $ 87.8 million ($ 30.6 millions in remunerations, $ 6.7 in the accrual of reserves of share based payments and $ 50.5 in the accrual of the Company-Value Compensation) and $ 35 million (Ps 26.1 millions in remunerations and $ 8.9 in the accrual of reserves of share based payments), respectively.

j)      Balances with related parties:

As of December 31, 2014	Trade receivables	Other receivables	Accounts payable	Borrowings
	Current	Current	Current	Current	Non Current
Joint ventures
Citelec	-	250,000	-	-	-
Transener	3,539,690	-	163,093	-	-
Other related parties
CYCSA	241,090	170,051	-	-	-
Directors	-	4,344,050	-	-	-
Orígenes Retiro	-	-	-	-	193,403,000
TGS	5,846,235	3,449,039	221,441	269,697,740	-
	9,627,015	8,213,140	384,534	269,697,740	193,403,000

As of December 31, 2013	Trade receivables	Other receivables		Accounts payable	Borrowings
	Current	Current	Current	Current	Non Current
Joint ventures
Transener	3,881,745	-	102,355	-	-
Other related parties
CYCSA	241,090	645,830	-	-	-
Orígenes Retiro	-	-	-	31,508,188	200,000,000
TGS	-	-	988,774	-	194,721,657
	4,122,835	645,830	1,091,129	31,508,188	394,721,657

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 37: FINANCIAL INSTRUMENTS

The following chart presents financial instruments by category:

As of December 31, 2014	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and losss	Subtotal financial assets/liabilities	Non financial assets/liabilities	Total
Assets
Trade receivables and other receivables	3,294,835,322	53,238,417	3,348,073,739	503,604,310	3,851,678,049
Financial assets at fair value through profit and loss
Government securities	-	237,068,910	237,068,910	-	237,068,910
Corporate securities	-	505,553	505,553	-	505,553
Trusts	-	962,942,332	962,942,332	-	962,942,332
Shares	-	61,700,114	61,700,114	-	61,700,114
Investment funds	-	729,373,180	729,373,180	-	729,373,180
Cash and cash equivalents	199,697,527	135,536,579	335,234,106	-	335,234,106
Total	3,494,532,849	2,180,365,085	5,674,897,934	503,604,310	6,178,502,244

Liabilities
Trade and other liabilities	4,804,516,223	-	4,804,516,223	1,640,446,064	6,444,962,287
Borrowings	4,570,571,693	-	4,570,571,693	-	4,570,571,693
Derivative financial instruments	-	47,880,462	47,880,462	-	47,880,462
Total	9,375,087,916	47,880,462	9,422,968,378	1,640,446,064	11,063,414,442

As of December 31, 2013	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and losss	Subtotal financial assets/liabilities	Non financial assets/liabilities	Total
Assets
Trade receivables and other receivables	2,258,964,020	119,661	2,259,083,681	364,569,074	2,623,652,755
Financial assets at fair value through profit and loss	-	-	-	-
Government securities	-	171,168,436	171,168,436	-	171,168,436
Corporate securities	-	331,969	331,969	-	331,969
Trusts	-	431,466,036	431,466,036	-	431,466,036
Shares	-	84,199,961	84,199,961	-	84,199,961
Investment funds	-	490,299,478	490,299,478	-	490,299,478
Government bonds trust AESEBA	-	99,523,343	99,523,343	-	99,523,343
Cash and cash equivalents	121,781,515	219,887,350	341,668,865	-	341,668,865
Total	2,380,745,535	1,496,996,234	3,877,741,769	364,569,074	4,242,310,843

Liabilities
Trade and other liabilities	3,304,654,202	-	3,304,654,202	1,089,752,266	4,394,406,468
Borrowings	3,678,102,235	-	3,678,102,235	-	3,678,102,235
Total	6,982,756,437	-	6,982,756,437	1,089,752,266	8,072,508,703

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 37: (Continuation)

The categories of financial instruments have been determined according to IFRS 9 “Financial Instruments”.

The income, expenses, gains and losses derived from each of the financial instrument categories are indicated below:

As of December 31, 2014	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and losss	Subtotal financial assets/liabilities at amortized cost	Non Financial assets/ liabilities at amortized cost	Total
Interest income	421,578,000	18,963,774	440,541,774	-	440,541,774
Interest expense	(969,307,212)	-	(969,307,212)	(68,266,021)	(1,037,573,233)
Foreign exchange, net	(955,452,688)	242,630,582	(712,822,106)	-	(712,822,106)
Results from financial instruments at fair value	-	859,434,692	859,434,692	-	859,434,692
Other financial results	195,910,702	-	195,910,702	1,876,060	197,786,762
Total	(1,307,271,198)	1,121,029,048	(186,242,150)	(66,389,961)	(252,632,111)

As of December 31, 2013	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value with changes in profit and losss	Subtotal financial assets/liabilities at amortized cost	Non Financial assets/ liabilities at amortized cost	Total
Interest income	297,026,738	39,268,427	336,295,165	-	336,295,165
Interest expense	(753,181,891)	-	(753,181,891)	(40,861,761)	(794,043,652)
Foreign exchange, net	(856,896,878)	116,878,477	(740,018,401)	(4,131,669)	(744,150,070)
Results from financial instruments at fair value	2,277,047	293,577,790	295,854,837	-	295,854,837
Other financial results	(88,986,917)	58,220	(88,928,697)	(1,869,355)	(90,798,052)
Total	(1,399,761,901)	449,782,914	(949,978,987)	(46,862,785)	(996,841,772)

NOTE 38: CONTINGENCIES

38.1 CTG

Legal proceeding with DESA

DESA filed a complaint against CTG seeking to enforce performance of a contract entered into between the parties and to collect differences in the settlement of fees paid to the plaintiff pursuant to this contract.

After a long judicial proceeding with wholly contradictory Court judgments, on April 15, 2014 and in view of the course of the litigation during the period, CTG’s management decided to put an end to the dispute with DESA by executing a settlement agreement whereby it paid the amount of $ 15 million plus VAT to DESA and the amount of $ 3.8 million plus VAT to the intervening Law Office.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 38: (Continuation)

Account blocking

On July 24, 2014, the Municipality of General Güemes brought a tax execution proceeding against CTG alleging the lack of payment of the “Activities Rate” for the June 2011-April 2014 period and was granted the blocking of CTG’s banking accounts in the amount of $ 10.8 million for principal and $ 5.4 million for legal accessory expenses.

The Activities Rate, or Health, Security, Hygiene and Environment Rate, is an assessment levied on the commercial, industrial and service activity of the Municipal Tax Code which CTG has historically disregarded since the activities it conducts are not subject to the application of municipal taxes as the company is under the scope of the ENRE and the Municipality of General Güemes does not render any service which should be remunerated through an rate.

Therefore, the Municipality of General Güemes and CTG have reached several agreements whereby CTG committed to make a monthly contribution and the Municipality of General Güemes waived its right to bring claims seeking the payment of municipal rates. The last agreement reached between the parties under such conditions, dated May 5, 2011, provided for a $ 100,000 monthly contribution.

On August 25, 2014, CTG filed a motion to dismiss for lack of jurisdiction of the province and defective title due to the non-existence of the debt. It further filed a plea requesting the substitution of the interim injunction relief.

On October 27, 2014, the parties, without this implying an admission of facts or rights, reached the following agreement:

(i)       a monthly fee of $ 185,000 for the October-December 2014 period as assistance for activities promoting the development of the community and services requested by CTG to the Municipality of General Güemes;

(ii)     a monthly amount of $ 200,000 as from January 2015 and until December 31, 2015;

(iii)    as from January 1, 2016, the amount of the monthly assistance will reach $ 260,000;

In this way, the parties resolved to terminate the tax execution proceeding. To such effect, and without this implying the admissibility of the Activities Assessment claimed by the Municipality of General Güemes, the Company undertook the following commitment:

(i)       to pay the amount of $ 1.1 million in consideration of the lifting of the injunctive orders once the tax execution proceeding has been waived;

(ii)     to pay the amount of $ 1.1 million in 14 monthly, equal and consecutive installments of $ 78,571.43 each as from November 10, 2014;

(iii)    to deliver a vehicle owned by CTG free from all and any liens;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 38: (Continuation)

(iv)   to pay the Municipality of General Güemes’ attorneys fees in the amount of $ 440,000 through the issuance of an immediate payment check for $ 220,000 and the remaining amount in 10 monthly installments in the amount of $ 22,000;

On October 31. 2014, the intervening Court ordered the lifting of CTG bank accounts’ blocking. In this sense, during the month of November 2014, Banco de Valores and Banco Galicia  lifted the blocking of the mutual funds and the banking accounts, respectively

Termination of the reorganization proceeding

On September 24, 2014, CTG was served notice of a judicial order passed on June 30, 2014 and its explanatory order passed in September declaring the termination of the reorganization proceeding pursuant to Section 59 of Bankruptcy Act No. 24,522 and its amending provisions. Within this context, the judge ordered the lifting of the general restraint overgoods, the termination of the statutory auditors’ duties and the fixing of their professional fees in the amount of $ 1.6 million plus VAT. Statutory auditors have expressed their consent to this order, which is thus deemed final and conclusive. CTG has appealed the high statutory auditors’ fees, and terms for the submission of briefs in connection with this appeal have been suspended.

38.2 CTLL

Legal action for breach of the joint venture formed by Isolux Corsan Argentina SA and Tecna Estudios y Proyectos de Ingeniería S.A.  and Engineering Projects (collectively "the Contractor")

As a result of the serious delays in the delivery of the expansion work, the lower power produced by the installed steam turbine (165 MW as compared with the originally expected 176 MW) and other breaches by the Contractor, CTLL is currently under an arbitration proceeding brought before an Arbitration Court constituted pursuant to the arbitration rules of the International Chamber of Commerce.

The arbitration complaint was brought by the Contractor in 2011, which claims as follows:

(i)         The granting of the provisional reception certificate under the Construction Agreement;

(ii)       The return of the amounts collected by CTLL through the execution of the guarantees issued by BBVA and Commerzbank AG for a total amount of US$ 20 million;

(iii)      The payment of the last contractual milestone, which had received a discount (compensation for breaches) by the Contractor, valued in US$ 18 million;

(iv)     The payment of the damages which would result from CTLL’s actions regarding items (i) and (ii) above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 38: (Continuation)

CTLL filed a counterclaim against the Contractor seeking a compensation for the serious injuries sustained as a result of the above mentioned breaches.

In the course of litigation, the Contractor successfully requested two injunctive orders before Argentine Commercial Courts to guarantee the result of the arbitration; to such effect, two attachments were placed on CTLL (one in December 2011 and the other in October 2012) for a total amount of US$ 22.6 million, which were wholly substituted by two guarantee insurance.

On March 27, 2013, the parties filed the statements of legal grounds for their respective claims in the arbitration conducted under the rules of the International Chamber of Commerce. The Contractor assessed its claims in the amount of US$ 97.5 million, including US$ 71.5 million for reputational damages. Likewise, CTLL assessed its claims in the total amount of US$ 148.3 million, and later restated this amount to US$ 228.2 million on account of the damages sustained as a result of the accident which took place in the Plant on November 14, 2012, which is described below.

On July 26, 2013, the parties filed their answers to the complaint and the counterclaim and on October 15, 2013, the corresponding answers to such pleadings. In March 2014 the hearing of witnesses and experts took place in the city of Montevideo. On May 30, 2014, the parties filed their closing brief. The Arbitration Court has requested several extensions for the issuance of its final and conclusive award, the first extension being granted until January 31, 2015, and the second one until March 31 of the same year.

New accident in the generating plant

On November 14, 2012, the transportation facilities connecting CTLL with the WEM became out of service, which resulted in the outage of the plant’s gas turbine units and steam turbine unit. The outage of the steam turbine unit was caused by abnormal operating conditions and caused serious damage on the turbine and the generator. As a result of this event, all applicable claims were filed and notices were sent to the insurance companies, the contractors in charge of the project and CAMMESA.

The TV Unit has been repaired and is commercially operative since last June 13, 2013.

CTLL requested the Arbitration Court to allow for the introduction of new compensation claims resulting from the damage inflicted on the turbine and the generator. The Arbitration Court passed a procedural order upholding CTLL’s request.

Claim for compensation to insurance companies

As regards this last accident, CTLL has made the necessary filings with the insurance companies to receive the compensations for the damages sustained as a result of the new failure and to minimize losses in connection with the WEM Supply Agreement. The amount collected by CTLL corresponding to business interruption and property damage amounted to US$ 43.7 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 38: (Continuation)

Due to the specificities of the accident, CTLL notified the ES and CAMMESA of the existence of a Force Majeure event pursuant to the provisions of Agreement No. 220, and, therefore, unavailability penalties should not apply as a result of such event.

Even though CTLL has submitted evidence of the existence of a Force Majeure event to the ES and CAMMESA, CAMMESA rejected such request and included unavailability penalties resulting from such Force Majeure event in the economic transaction documents from November, 2012 to June, 2013. In response to that, CTLL has requested CAMMESA its rectification and has made new filings with the ES so that it should grant a decision on this issue, which has not occurred as at the date hereof.

As a result of the application by CAMMESA of the unavailability penalties during the whole stated period and although the legal subrogation of rights set forth by Section 80 of Insurance Law No. 17,418 has fully operated, CTLL and the insurance companies have agreed the following regarding the penalties imposed on CTLL:

(i)              that CTLL should continue the procedure for the recovery of the penalties before the competent authorities;

(ii)            that should the ES sustain CTLL’s request and order CAMMESA to return the amounts debited as penalties, CTLL undertakes to reimburse those amounts to the insurance companies pro rata to the penalties compensated by the insurance companies;

(iii)           that in case the Force Majeure claim is rejected by the ES, CTLL and the insurance companies should mutually agree on the course of action to follow to properly safeguard their corresponding rights;

(iv)          that CTLL undertakes to make available to the insurance companies all commercial and/or any other kind of documents issued by CAMMESA regarding its receivables so that they can exercise the controls they may deem appropriate regarding the collection of penalties through any means.

Compensation for breaches

On March 30, 2011, CTLL accepted a proposal by the Contractor (the “March Agreement”) whereby the Contractor granted CTLL compensation for breaches, which would be offset with pending payments corresponding to the last payment milestone under the agreements.

Pursuant to the arbitration proceeding brought in 2011 and since the Contractor has requested the nullity of the compensation for breaches granted to the Company alleging that CTLL has breached its obligation to deduct that recognition from the amounts claimed to the Contractor on executing the guarantees, the Company has created a provision for the amount of the recognition in case an adverse ruling is rendered.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 38: (Continuation)

On March 27, 2013, the parties filed their statement of legal grounds for their respective claims and on July 26, 2013, their answers to the complaint and the counterclaim; Based on the elements of judgment resulting from the above-mentioned statement of legal grounds, expert legal counselors have concluded that the Contractor’s arbitration claim seeking the nullity of the recognition granted by the “March Agreement” is highly unlikely to succeed. In this sense, on December 31, 2013, CTLL reversed the provision for $ 85.2 million created upon the beging of the arbitration proceeding and charged to “Other operating income” in the Statement of Income.

Sales Tax

CTLL submitted a note to the Province of Neuquén’s Revenue Department in order to inform it that CTLL considers that the electric power generation activity conducted in that province should be covered by Section 12 of Law No. 15,336, which provides that electricity generation, transformation and transmission works and works and facilities within the national jurisdiction and the energy generated or transported by them should not be levied with taxes or contributions, nor be subject to domestic provisions restricting or hindering energy’s free production and circulation. Pursuant to this article, income derived from the generation of electric power is exempt from the provincial sales tax.

CTLL’s position was finally upheld by a final and conclusive decision by the State Attorney’s Office of the Province of Neuquén on April 9, 2014, where the State Attorney, in answer to Docket No. 5823-007042/14, “S/Central Térmica Loma de la Lata S/ISIB s/Generación de Energía Eléctrica y solicitud de certificado de exención”, held as follows: “[…] that pursuant to the provisions enacted by the National Government in this area as a proper means to attain the sought federal objectives, the Company should not pay the Provincial sales tax.”

In line with the decision of the State Attorney’s Office of the Province of Neuquén, in the month of May the Revenue Department of that province issued a Non-Tax Withholding and/or Collection Certificate to CTLL effective until December 31, 2015.

As at December 31, 2014, and based on the decisions adopted by such entities, CTLL has decided to reverse the provision recorded as of December 31, 2013 in the amount of $ 41.1 million, with an offsetting entry under “Other operating income” in the Statement of Comprehensive Income for $ 37.9 million as sales tax and under “Other financial results” in the amount of $ 3.2 million as compensatory interest.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 38: (Continuation)

38. 3 HIDISA and HINISA

Income tax

HINISA and HIDISA have assessed the income tax for fiscal year 2013, which resulted in a $ 9.3 million and $ 0.9 million tax, respectively, taking into consideration the application of the inflation adjustment mechanisms set forth in Title VI of the Income Tax Act, the update of Property, plant en equipment amortizations (Sections 83, 84 and 89), a cost restatement on account of the disposal of shares and mutual funds quotas (Sections 58, 61 and 89), and the update of intangible assets amortizations (Sections 81.c, 84 and 89, and Section 128 of its regulatory decree), using to such effect the domestic wholesale price index (IPIM) published by the National Institute of Statistics and Censuses based on the similarity with the parameters put forward in re “Candy S.A.” heard by the National Supreme Court of Justice, which on July 3, 2009 ruled for the application of the inflation adjustment mechanism. If the inflation adjustment mechanisms weren’t applied, the tax assessed for fiscal year 2013 for HINISA and HIDISA would have amounted to $ 14.1 million and $ 12.3 million, respectively.

As of December 31, 2014 and until this issue would be finally and conclusively solved, HINISA and HIDISA will hold a provision for the additional income tax liability that would have been determined for the fiscal year 2012 and 2013 in case the inflation adjustment has not been deducted. This provision amounts to $ 36.6 and $ 27 million, respectively, including compensatory interest.

38. 4 CPB

Payment plans

As regards the Argentine Federal Administration of Public Income (AFIP)’s income tax inspection for fiscal years 2008 through 2011, the  moment of the deduction of certain income by CPB has been challenged. On July 31, 2013, CPB resolved to allow the tax claim and adhered to the Payment Plan regulated by General Resolution No. 3451/13 to regularize periods not barred by the statue of limitations for a total amount of $ 15.2 million, which will be paid up in 120 monthly installments.

38. 5 PESA and subsidiaries

Mminimum national income tax

Tax refund claim

The Company and CTLL have filed different petitions for refund against AFIP – DGI for the application of the minimum notional income tax corresponding to the fiscal years 2008 and 2009 and CPB corresponding to the fiscal years 2002.  This claim seeks the refund of $ 29.2 million, including the recovery of payments recorded and the reversal of the payment made on account of the offsetting of several fiscal credits.

As AFIP didn’t answer the claim, the Company and certain subsidiaries brought the tax refund claim before a National First Instance Administrative Litigation Court.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 38: (Continuation)

Declaratory relief

The Company and its subsidiaries filed a petition for declaratory relief pursuant to Section 322 of the Federal Code of Civil and Commercial Procedure against AFIP in order to obtain assurance as to the application of the minimum notional income tax for the fiscal years 2010, 2011, 2012 and 3013, based on the decision by the CSJN in “Hermitage” dated on September 15, 2010.

In this established precedent, the Court had declared this tax unconstitutional since it may be considered unreasonable under certain circumstances and since it breaches the tax capacity principle.

Furthermore, the Company and certain subsidiaries have requested the granting of interim injunctive relief so that AFIP may refrain from demanding payment or instituting tax execution proceedings on the tax and for the fiscal year mentioned. The Court seized of in the proceedings decided to reject the precautionary measures, a decision that was appealed by the Company and certain subsidiaries.

At the date of issuance of these financial statements, the presiding judge has not ruled on the precautionary measures for the fiscal period 2013 or on the merits.

As at December 31, 2014 and 2013, the Company held a provision for the minimum notional income tax for the fiscal years mentioned and for the proportional tax estimated for this year for a total amount of $ 207.2 million and $ 122.4 million, respectively, including compensatory interest.

38.6  Edenor

Edenor has contingent liabilities and is a party to lawsuits that arise from the ordinary course of business. Based on the opinion of its legal advisors, Management estimates that the outcome of the current contingencies and lawsuits will not exceed the amounts of the recorded provisions nor will be significant with respect to Edenor’s financial position or the results of its operations.

Furthermore, it is worth mentioning that there exist contingent obligations and labor, civil and commercial complaints filed against Edenor relating to legal actions for individual non-significant amounts for which a provision, which as of December 31, 2014 amounts to $ 136.2 million, has been recorded.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 38: (Continuation)

The most significant legal actions in which Edenor is a party involved are detailed below:

38.6.1 Legal action brought by the National Ombudsman

i)         Purpose: presentation against the resolutions by which the new electricity rate schedule went into effect as from October 1, 2008 and the application of the PUREE.

ii)       Procedural stage of the proceedings: on December 7, 2009, the Company filed an appeal (“Queja por Recurso denegado”) to the Federal Supreme Court concerning the precautionary measure granted to the plaintiff, which is currently being analyzed by the Supreme Court. The file was joined to “CARBONEL SILVIA CRISTINA vs FEDERAL GOVERNMENT – MINISTRY OF PLANNING – ENERGY SECRETARIAT RESOLUTION 1196/08 1170/08, ACTION FOR THE PROTECTION OF A RIGHT GUARANTEED BY THE CONSTITUTION (AMPARO) LAW 16,986”, and treated as an Action for the protection of rights. On August 20, 2013, the Court in Contentious and Administrative Federal Matters No. 10 – Clerk’s Office No. 20 rejected the aforementioned action. This decision, which was appealed by the plaintiff, was affirmed in all its terms by Division IV of the Court of Appeals in Contentious and Administrative Federal Matters on May 20, 2014. The National Ombudsman filed an extraordinary appeal (“Recurso Extraordinario Federal”) that was declared inadmissible by the Appellate Court. Therefore, the National Ombudsman filed an appeal to the Federal Supreme Court. In view of the above, and at Edenor’s request, on September 29, 2014, the Court of Original Jurisdiction formally declared that the once granted precautionary measure was no longer in force, thus allowing Edenor to issue the corresponding demand for payment notices and proceed in each case in accordance with the Electric Power Supply Regulations of the Concession Agreement. However, by Note No. 114039 dated October 11, 2014, the Regulatory Agency instructed Edenor to abstain from cutting the power supply for unpaid balances until information is provided on the number of affected users and the magnitude of the amount owed by them so that the Regulatory Agency can evaluate such information and issue a precise instruction. Having this instruction been complied with, the court hearing the case decided that the precautionary measure granted in 2009 was no longer enforceable –decision which was ratified by the appellate court. Against this decision, the National Ombudsman filed an extraordinary appeal (“Recurso Extraordinario Federal”), whose resolution is still pending. Despite this, the precautionary measure is not in effect.

iii)      Amount: undetermined

iv)     Conclusion: no provision has been recorded for these claims in these financial statements as E believes, based on both what has been previously mentioned and the opinion of its legal advisors, that there exist solid arguments for them to be considered unfounded. It is estimated that this legal action will be definitively concluded in 2015.

38.6.2 Legal action brought by “Consumidores Libres Coop. Ltda. de provisión de servicios de acción comunitaria”

i)      Purpose:

-          That all the last resolutions concerning electricity rates issued by the ENRE and the ES be declared null and unconstitutional, and, in consequence whereof, that the amounts billed by virtue of these resolutions be refunded.

-          That all the defendants be under the obligation to carry out the RTI.

-          That the resolutions issued by the ES that extend the transition period of the Adjustment Agreement be declared null and unconstitutional.

-          That the defendants be ordered to carry out the sale process, through an international public bidding, of the class "A" shares, due to the fact that the Management Period of the Concession Agreement is considered over.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 38: (Continuation)

-          That the resolutions as well as any act performed by a governmental authority that modify contractual renegotiations be declared null and unconstitutional.

-          That the resolutions that extend the management periods contemplated in the Concession Agreement be declared null and unconstitutional.

-          Subsidiarily, should the main claim be rejected, that the defendants be ordered to bill all customers on a bimonthly basis.

ii)       Amount: undetermined

iii)      Procedural stage of the proceedings: Edenor answered the complaint rejecting all its terms and requesting that a summons be served upon CAMMESA as a third-party defendant. The Court hearing the case sustained the request and CAMMESA answered the service of notice in due time and manner. The Federal Government has answered the complaint filed against it within the term granted for such purpose, filing a motion to dismiss for lack of standing to be sued (“falta de legitimación pasiva”). At present no resolution has been issued modifying the procedural stage of the proceedings; however, the proceedings have been made available to the Prosecutor.

iv)     Conclusion: no provision has been recorded for these claims in these financial statements as Edenor believes, based on both what has been previously mentioned and the opinion of its legal advisors, that there exist solid arguments for them to be considered unfounded. It is estimated that this legal action will not be concluded in 2015

38.6.3 Legal action brought by Consumidores Financieros Asociación civil para su defensa

i)            Purpose:

-          Reimbursement of the VAT percentage paid on the illegally “widened” taxable basis due to the incorporation of a concept (National Fund of Electricity - FNEE) on which no VAT had been paid by the defendants when CAMMESA (the company in charge of the regulation and operation of the wholesale electricity market) invoiced them the electricity purchased for distribution purposes.

-          Reimbursement of part of the administrative surcharge on “second due date”, in those cases in which payment was made within the time period authorized for such second deadline (14 days) but without distinguishing the effective day of payment.

-          Application of the “borrowing rate” in case of customer delay in complying with payment obligation, in accordance with the provisions of Law No. 26,361.

ii)          Amount: undetermined

iii)         Procedural stage of the proceedings: On April 22, 2010, Edenor answered the complaint and filed a motion to dismiss for lack of standing (“excepción de falta de legitimación”), requesting, at such opportunity, that a summons be served upon the Federal Government, the AFIP and the ENRE as third-party defendants. These pleadings were made available to the plaintiff. Although the plaintiff’s opposition to the requested summons had not yet been resolved, the proceedings were brought to trial, in response to which Edenor filed a motion for reversal with a supplementary appeal. The Court hearing the case granted the motion filed by Edenor and ordered that the Federal Government, the AFIP and the ENRE be summoned as third-party defendants, which is currently taking place.

iv)        Conclusion: no provision has been recorded for these claims in these financial statements as Edenor believes, based on both what has been previously mentioned and the opinion of its legal advisors, that there exist solid arguments for them to be considered unfounded. It is estimated that the proceedings will not be concluded in 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 38: (Continuation)

38.6.4 Legal action brought by “Unión de Usuarios y Consumidores”

i)            Purpose:

-          that clause 4.6 and related clauses of Appendix I of the Adjustment Agreement be revoked, inasmuch as they establish that the rate increase will be retroactive;

-          that Resolution No. 51/07 of the ENRE be nullified inasmuch as it authorizes the retroactive increase of rates in favor of Edenor.

-          that the Company be ordered to reimburse customers all the amounts paid as retroactive rate increase for the period of November 1, 2005 through January 31, 2007.

-          that the reimbursement be implemented through a credit in favor of customers.

ii)          Amount: undetermined

iii)         Procedural stage of the proceedings: By resolution issued on June 1, 2011, Division V of the Court of Appeals in Contentious and Administrative Federal Matters, supporting Edenor‘s arguments, ordered that the lower court decision be nullified as to the merits of the case.  Against such decision, the Unión de Usuarios y Consumidores filed an extraordinary appeal (“Recurso Extraordinario Federal”) which was allowed on November 3, 2011. The proceedings have been taken to the Federal Supreme Court, which on October 1, 2013 rejected the appeal due to the lack of compliance with a Court resolution.

iv)        Conclusion: No provision is to be recorded in connection with this claim inasmuch as a final and conclusive judgment has been rendered in favor of Edenor.

38.6.5 Legal action brought by Edenor  (“EDENOR S.A. VS ENRE RESOLUTION No.32/11”)

i)            Purpose: The judicial annulment of ENRE Resolution that established the following:

-          That Edenor be fined in the amount of $ 750,000 due to its failure to comply with the obligations arising from Section 25, sub-sections a, f and g, of the Concession Agreement and Section 27 of Law No. 24,065.

-          That Edenor be fined in the amount of $ 375,000 due to its failure to comply with the obligations arising from Section 25 of the Concession Agreement and ENRE Resolution No. 905/1999.

-          That Edenor customers be paid as compensation for the power cuts suffered the following amounts: $ 180 to each small-demand residential customer (T1R) who suffered power cuts that lasted more than 12 continuous hours, $ 350 to those who suffered power cuts that lasted more than 24 continuous hours, and $ 450 to those who suffered power cuts that lasted more than 48 continuous hours. The resolution stated that such compensation did not include damages to customer facilities and/or appliances, which were to be dealt with in accordance with a specific procedure.

ii)          Amount: $ 22.4 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 38: (Continuation)

iii)         Procedural stage of the proceedings: On July 8, 2011, Edenor requested that notice of the substance of the case be served upon the ENRE, which has effectively taken place. The proceedings are “awaiting resolution” since the date on which the ENRE answered the notice served. Furthermore, on October 28, 2011, Edenor filed an appeal (“recurso de queja por apelación denegada”) to the Supreme Court concerning the provisional relief sought and not granted. On April 24, 2013, Edenor was notified of Division I’s decision dated March 21, 2013, pursuant to which the appeal filed by Edenor was declared formally inadmissible. On May 3, 2013, the Company filed an ordinary appeal (“Recurso Ordinario de Apelación”) to the Supreme Court. Additionally, on May 13, 2013, an extraordinary appeal (“Recurso Extraordinario Federal”) was also filed to the same Court. On November 7, 2014, it was notified to Edenor that Division I had rejected the ordinary appeal but partially granted the extraordinary appeal, considering for the granting thereof the federal nature of the regulations being challenged and rejecting it in relation to the arbitrariness raised by Edenor. Therefore, and within the procedural term granted for such purpose, Edenor filed an appeal requesting that the extraordinary appeal dismissed be sustained (“Recurso de Queja por Rec. Extraordinario Denegado”). As of the date of this report, no decision has yet been issued on this regard.

iv)        Conclusion: As of the closing date of the year ended December 31, 2014, the provision recorded by the Company for principal and interest accrued amounts to $ 34.9 million. It is estimated that this legal action may be concluded in 2015.

38.6.6 Legal action brought by Edenor (“EDENOR S.A. VS ENRE RESOLUTION No. 336/12”)

i)            Purpose: By this action, Edenor challenges ENRE’s resolution pursuant to which Edenor is ordered to:

-          determine the customers affected by the power cuts occurred as a consequence of failures between October 29 and November 14, 2012;

-          determine the discounts to be recognized to each of the customers identified in accordance with the preceding caption;

-          credit such discounts on account of the final discounts that will result from the evaluation of the Technical Service Quality relating to the six-month control period;

-          pay a compensation to each small-demand residential customer (T1R) who has been affected by the power cuts occurred during the aforementioned period, the amount of which will depend on the electricity outage duration, provided, however, that such power cut lasted more than 12 continuous hours.

ii)          Amount: not specified in the complaint.

iii)         Procedural stage of the proceedings: This resolution has been contested by Edenor through a direct appeal (“Recurso Directo”), which is pending in Division IV of the Court of Appeals in Contentious and Administrative Federal Matters. Notice of the legal bases of the aforementioned appeal, which was filed on February 4, 2014, has not yet been served upon the ENRE. Due to the fact that the already requested administrative proceedings have not yet been sent, service upon the ENRE of the notice of the action has not yet been ordered.

iv)        Conclusion: It is estimated that this action will not be concluded in 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 38: (Continuation)

38.6.7 Legal action brought by “ASOCIACIÓN DE DEFENSA DE DERECHOS DE USUARIOS Y CONSUMIDORES – ADDUC”

i)            Purpose: that the Company be ordered to reduce or mitigate the default or late payment interest rates charged to customers who pay their bills after the first due date, inasmuch as they violate section 31 of Law No. 24,240, ordering both the non application of pacts or accords that stipulate the interest rates that are being applied to the users of electricity –their unconstitutional nature– as well as the reimbursement of interest amounts illegally collected from users of the service from August 15, 2008 through the date on which the defendant complies with the order to reduce interest. It is also requested that the value added tax (VAT) and any other taxes charged on the portion of the surcharge illegally collected be reimbursed.

ii)          Amount: undetermined

iii)         Procedural stage of the proceedings: On November 11, 2011, Edenor answered the complaint and filed a motion to dismiss for both lack of standing to sue (“excepción de falta de legitimación activa”) and the fact that the claims at issue were being litigated in another lawsuit (“excepción de litispendencia”), currently in process, requesting as well that a summons be served upon the ENRE as a third-party defendant. Notice of these pleadings was served upon the plaintiff. Prior to rendering a decision on the motion to dismiss, the Court ordered that the Court in Contentious and Administrative Federal Matters No. 2 – Clerk’s Office No. 3 provide it with the proceedings “Consumidores Financieros Asociación Civil vs EDESUR and Other defendants, for breach of contract”. At the date of issuance of these financial statements, the Court has received the requested file. On April 8, 2014, the Court in Civil and Commercial Federal Matters No. 9 – Clerk’s Office No. 17 admitted the motion to dismiss due to the fact that the claims at issue were being litigated in another lawsuit (“excepción de litispendencia”), and ordered that the proceedings be sent to Federal Court No. 2 – Clerk’s Office No. 3 to be dealt with thereat, thus joining them to the case entitled finance consumers vs Edesur and other defendants, for breach of contract”. Apart from the fact that the proceedings have been received in the court that currently hears the case, which continues in process, no significant events have occurred.

iv)        Conclusion: It is estimated that this action will not be concluded in 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 38: (Continuation)

38.6.8 Legal action brought by Edenor (“EDENOR S.A. VS FEDERAL GOVERNMENT – MINISTRY OF FEDERAL PLANNING / PROCEEDING FOR THE DETERMINATION OF A CLAIM AND MOTION TO LITIGATE IN FORMA PAUPERIS”)

On June 28, 2013, Edenor instituted these proceedings for the recognizance of a claim and the related leave to proceed in forma pauperis, both pending in the Federal Court of Original Jurisdiction in Contentious and Administrative Federal Matters No. 11 – Clerk’s Office No. 22.

i)               Purpose of the main proceedings: To sue for breach of contract due to the Federal Government’s failure to perform in accordance with the terms of the “Memorandum of Understanding concerning the Renegotiation of the Concession Agreement” (“Acta Acuerdo de Renegociación del Contrato de Concesion” – Adjustment Agreement) entered into with Edenor in 2006, and for damages caused as a result of such breach.

ii)             Procedural stage of the proceedings: On November 22, 2013, the Company amended the complaint so as to extend it and claim more damages as a consequence of the Federal Government’s omission to perform the obligations under the aforementioned “Adjustment Agreement”. On February 3, 2015, the court hearing the case ordered that notice of the complaint be served to be answered within the time limit prescribed by law, which at the date of issuance of these financial statements has already taken place.

Additionally, and in the same action, in February 2014, Edenor applied for the immediate granting of a provisional remedy in order to maintain an efficient and safe service, requesting that until judgment is passed on the merits of the case, the Federal Government be compelled to provide Edenor with economic assistance, whether by means of a temporary rate adjustment or through government grants. After notice was served upon and answered by the Federal Government – Ministry of Federal Planning, on May 27, 2014, the court hearing the case rejected the provisional remedy sought by the Company, decision which was confirmed by Division V of the Appellate Court and notified to Edenor on December 19, 2014.

iii)    Conclusion: It is estimated that this action will not be concluded in 2015

38.6.9 Change of the interest rate applicable to historical lawsuit amounts

By Minutes 2601 of the Federal Court of Appeals in Labor Matters, dated May 21, 2014, it was established that the lending rate of Banco Nación Argentina used for the granting of borrowings, which at present stands at 18.6% p.a., would be replaced by the nominal rate for personal borrowings of Banco Nación Argentina, currently at 36% p.a. This change applies to all amounts of lawsuits pending judgment within the jurisdiction of the City of Buenos Aires.

The effect of this change in the applicable rate generated a loss of $ 31.6 million, which was recorded as of December 31, 2014.

NOTE 39: EDENOR’S ASSIGMENTS OF USE

a. As assignee

The features that these assignments of use have in common are that payments (installments) are established as fixed amounts; there are neither purchase option clauses nor renewal term clauses (except for the assignment of use contract of the Energy Handling and Transformer Center that has an automatic renewal clause for the term thereof); and there are prohibitions such as: transferring or sub-leasing the building, changing its use and/or making any kind of modifications thereto. All operating assignment of use contracts have cancelable terms and assignment periods of 2 to 13 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 39: (Continuation)

Among them the following can be mentioned: commercial offices, two warehouses, the headquarters building (comprised of administration, commercial and technical offices), the Energy Handling and Transformation Center (two buildings and a plot of land located within the perimeter of Central Nuevo Puerto and Puerto Nuevo) and Las Heras substation.

At December 31, 2014 and 2013, future minimum payments with respect to operating leases are as follow:

	12.31.2014	12.31.2013
2014	-	21,046,000
2015	26,123,000	10,998,000
2016	19,864,000	4,943,000
2017	15,740,000	4,752,000
2018	5,698,282	147,000
2019	4,310,446	147,000
2020	146,938	-
Total future minimum payments	71,882,667	42,033,000

Total expenses for operating assignments of use for the years ended December 31, 2014 and 2013 amount to $ 31 million and $ 19.8 respectively.

b. As assignor

Edenor has entered into operating assignment of use contracts with certain cable television companies granting them the right to use the poles of Edenor’s network. Most of these contracts include automatic renewal clauses.

As of December 31, 2014 and 2013, future minimum collections with respect to operating assignments of use are as follow:

	12.31.2014	12.31.2013
2014	-	51,620,297
2015	72,921,528	48,022,824
2016	5,481,316	27,846
2017	200,222	-
2018	157,344	-
Total future minimum collections	78,760,411	99,670,967

Total income from operating assignments of use for the years ended December 31, 2014 and 2013 amount to $ 57.5 million and $ 41.5 respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 40: profit distributions

Dividends

In accordance with Law No. 25,063, passed in December 1998, dividends distributed in cash or in kind, in excess of accumulated tax profits at the end of the year immediately before the date of payment or distribution, will be subject to a 35% income tax withholding in a single and final payment. To such effect, income to be considered in each fiscal year will be that resulting from adding to the specific income determined pursuant to the general provisions of the Income Tax Act the dividends or earnings from other companies not computed within the determination of such income during the same fiscal period(s).

NOTE 41: SHARE BASED PAYMENTS

On September 27, 2006, the Company entered into an Opportunities Assignment Agreement whereby certain officers undertook to offer the Company, on a priority basis, all investment opportunities above US$ 5 million they detect within the Company’s investment guidelines. In consideration of this commitment, the Company has granted these officers Warrants for up to 20% of its capital stock (the “Warrants Issuance Agreements”).

On April 16, 2009, the parties agreed on the following modifications to the Opportunities Assignment Agreement and the Warrants Issuance Agreements:

i) the term of the agreement was extended for five years, until September 27, 2014;

ii) one-fifth of the Warrants will accrue annually, as from September 28, 2010 and until September 28, 2014, and Warrants will remain in effect for fifteen years as from the date of issuance.

iii) their exercise price was set at US$ 0.27 per warrant.

On September 28, 2014, the Opportunities Allocation Agreement terminated, having been complied of all stipulated obligations. Furthermore, as from the stated date all Company shares’ purchase options granted to the Officers may be actually exercised.

The fair value of these Warrants has been measured according to the Black-Scholes valuation model. The main variables considered in such model are the following: (i) a 27% volatility, based on the historical volatility of the Company; (ii) 3% dividends; and (iii) a 4.63% risk-free U.S. dollars interest rate.

The movements in the number of Warrants and their respective average exercise prices are detailed below:

	12.31.2014		12.31.2013
	Stock Options	Average price of the year in USD	Stock Options	Average price of the year in USD
At the beginning	381,548,564	0.27	381,548,564	0.27
Granted	-	-	-	-
Excercised	-	-	-	-
At the end	381,548,564	0.27	381,548,564	0.27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 41: (Continuation)

Warrans have the following expiry dates and exercise prices:

		Warrants
Expiration	Price of the year (U$S)	12.31.2014	12.31.2013
04.26.2024	0.27	111,500,000	111,500,000
04.26.2024	0.27	150,000,000	150,000,000
04.26.2024	0.27	120,048,564	120,048,564

Regarding these Warrants, the Company has recognized a total $ 266.1 million in profit and loss, with an offsetting entry in an equity reserve during the life of the Opportunities Assignment Agreement.

NOTE 42: ECONOMIC AND FINANCIAL SITUATION OF GENERATION, TRANSMISSION AND DISTRIBUTION SEGMENTS

42.1 Generation

CPB

During the two last fiscal years ended December 31, 2013 and 2012, CPB has recorded net and operating losses, which have significantly affected its working capital and liquidity levels. This situation is mainly due to the continuous imbalance between income and operating costs CPB has been experiencing since late 2011, which has resulted in a shortage of resources —especially those destined to the plant’s maintenance— that has affected the availability of generating units.

As of December 31, 2013, CPB had a $ 42.2 million deficit in equity; therefore, it met one of the grounds for dissolution (corporate stock loss) set forth by Section 94.5 of Companies Act No. 19,550.

On March 5, 2014, CPB’s Board of Directors resolved to call an Extraordinary General Meeting of Shareholders scheduled for May 30, 2014 to evaluate different alternatives and courses of action in view of the verification of the ground for dissolution aiming to moderate or minimize the negative impact of CPB’s situation and to be able to continue operating as an on-going business.

During April, CPB has managed to successfully renegotiate the cancellation modality for the financing granted by CAMMESA under ES Res. No. 146/02 for the amount of $ 50.8 million, which allowed it to alleviate its tight financial situation.

On May 23, 2014 ES Res. No. 529/14, which updated the provisions governing the WEM’s generating, co-generating and self-generating agents, was published in the Official Bulletin. This new remuneration scheme has had a positive impact on CPB's financial position, allowing it to overcome the capital stock loss the Company was undergoing.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 42: (Continuation)

On May 30, 2014, CPB’s Extraordinary General Meeting of Shareholders was held. At the Meeting, ES Res. No. 529/14’s estimated impact on the period’s results was analyzed, and an improvement in CPB’s financial situation and the resulting equity restructuring was confirmed.

Regarding the need to urgently gather financing so that CPB may afford the capital investments necessary to fully recover the plant’s operating capacity and thus guarantee future constant cash flows, during the month of April a new financing agreement was entered into with CAMMESA for the amount of US$ 82.6 million, plus VAT and nationalization costs, to execute the Company’s 2015-2016 update works of technology.

As of December 31, 2014, CPB’s working capital was negative in the amount of $ 100.4 million. It should be pointed out that CPB has disclosed the following under Borrowings: (i) CAMMESA’s financing under ES Note No. ° 6157/10 in the amount of $ 7.3 million payable by the WEM; and (ii) Financing of CAMMESA’s for maintenance works in the amount of $ 48.5 million, which payment is made through the Maintenance Remuneration compensation set forth by ES Resolution No. 529/14.

Even though the cancellation of the borrowing is subject to the ability to generate surplus funds, the borrowing financial burden may exceed operating results, and consequently affect the equity of CPB.

HIDISA and HINISA

During the year ended December 31, 2014, HIDISA and HINISA have recorded negative gross and operating results. This situation is mainly attributable to the negative impact ES Resolution No. 95/13 has had on both companies’ remuneration as from the month of November 2013.

As HINISA has been expressing in several presentations to CAMMESA and the ES, it is imperative that the initial classification of the plants (Nihuil I, Nihuil II and Nihuil III) made by CAMMESA would be modified by categorizing each of them as small-scale plants (with an installed power lower than 120 MW) in view of the technical and operating conditions they have as compared with other higher-scale hydroelectric power plants.

This new remuneration scheme implemented pursuant to ES Resolution No. 95/13, even taking into consideration the adjustment set forth by ES Resolution No. 529/14, would not allow HIDISA and HINISA to generate sufficient income during the following months to cover their operating costs or afford the minimum maintenance costs necessary to guarantee normal operating conditions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 42: (Continuation)

42.2 Transmission

Even though it is still difficult to forecast the evolution of issues described in Note 2 and their possible impact on Transener’s business and cash flows, the execution of the Renewal Agreement constitutes a remarkable milestone towards the consolidation of Transener’s economic and financial equation.Transener has prepared its consolidated financial statements using the accounting principles applicable to an on-going business. Consequently, these statements do not include the effects of any applicable adjustment or reclassification in case these situations are not resolved favorably to the continuity of Transelec’s operations and, thus, this company would be forced to realize its assets and cancel its liabilities, including contingent ones, under conditions that are not in its ordinary course of business.

The interest in the joint venture represents about 1% of the Group’s assets and approximately 6% of the Group’s income. Additionally, the Company’s management considers that the uncertainty regarding Citelec’s joint venture does not affect its capacity to continue operating on an ordinary basis, mainly due to the following reasons: (i) There is no financial dependence on Citelec, as this joint venture has not paid it any dividends since its acquisition date in 2006; (ii) Even though there is an enforceable and binding technical assistance agreement with Transener, the Company does not depend on this flow of funds to normally develop its activities; (iii) The Company is not contractually obliged to provide financial assistance to Citelec.

42.3 Distribution

In fiscal years 2014, 2012 and 2011, Edenor recorded negative operating and net results, and both its liquidity level and working capital, even in fiscal year 2013, were severely affected. This situation is due mainly to both the continuous increase of its operating costs that are necessary to maintain the level of the service, and the delay in obtaining rate increases and/or recognition of its real higher costs (CMM), as stipulated in Section 4 of the Adjustment Agreement, including the review procedure in the event of deviations exceeding 5%.

In spite of the above-mentioned situation, it is worth mentioning that, in general terms, the quality of the electricity distribution service has been maintained and the constant year-on-year increase in the demand for electricity that has accompanied the economic growth and the standard of living of the last years, has also been satisfied. Due to both the continuous increase recorded in the costs associated with the provision of the service and the need for additional investments to meet the increased demand, Edenor has adopted a series of measures aimed at mitigating the negative effects of this situation on its financial structure, minimizing the impact  on the sources of employment, the execution of the investment plan and the carrying out of the essential operation and maintenance works that are necessary to maintain the provision of the public service in a satisfactory manner in terms of quality and safety.

Edenor has made a series of presentations before control agencies, regulatory authorities and courts in order to jointly instrument the necessary mechanisms to contribute to an efficient and safe provision of the distribution service, the maintenance of the level of investments and the compliance with the increased demand.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 42: (Continuation)

Although the partial recognition of higher costs (as stipulated in Section 4.2 of the Adjustment Agreement) for the period May 2007 through December 2014, implemented by ES Resolution No. 250/13 and SE Notes No. 6852/13, 4012/14, 486/14 and 1136/14 represented a significant step towards the recovery of Edenor’s economic and financial situation, the effects thereof do not allow for the absorption of neither operating nor investment costs or for the payment of financial services.  The constant increase in the operating costs that are necessary to maintain the level of the service, and the delay in obtaining genuine rate increases will continue to deteriorate Edenor’s operating results, demonstrating that this recognition is insufficient to restore the balance that the economic and financial equation of the public service, object of the concession, requires.

As a consequence of what has been previously described, Edenor permanently has a working capital deficit, inasmuch as it has neither the necessary nor the adequate conditions to come to the financial market to make up the deficit of both its operations and the investment plans necessary to maintain the quality of the service, object of the concession. In view of the above, Edenor has obtained from the Federal Government the granting of loans (mutuums) in order to be able to afford specific aspects, such as: a) the salary increases granted to Company employees represented by the Sindicato de Luz y Fuerza (Electric Light and Power Labor Union) as from May 1, 2014 and other benefits, applicable also to those contractors whose employees are included in the collective bargaining agreements of the aforementioned union (Note 5.b); and b) the investment plan due to the temporary insufficiency of the funds obtained from the fixed charges established by Resolution No. 347/12.

If the above-described situation continues to remain, in the event of not obtaining a recomposition of revenue during fiscal year 2015, and considering the projection of results, Edenor will be subject to compliance with the provisions of Section 94 sub-section 5 of Argentine Business Organizations Law No. 19,550, which provides for the dissolution of companies in the event of loss of capital stock. Furthermore, the negative results recorded by Edenor as of December 31, 2014 consume 100% of the reserves and more than 50% of its share capital; therefore the Company is subject to compliance with the provisions of Section 206 of the Argentine Business Organizations Law which provides for the mandatory capital stock reduction.

In spite of what has been previously mentioned, Edenor Board of Directors continues analyzing different scenarios and possibilities to mitigate or reduce the negative impact of Edenor’s situation on its operating cash flows and thereby present the shareholders with diverse courses of action, although the most relevant aspect continues to be the improvement of revenues so as to balance the economic and financial equation of the concession.

However, the outcome of the tariff structure review is uncertain as to both its timing and final formalization. Therefore, the uncertainties of the previous fiscal years in this regard continued during the year ended December 31, 2014; thus, if in the future: (i) the new electricity rate schedules are not issued by the ENRE; (ii) Edenor is not granted other recognition or any other mechanism to compensate for cost increases, in addition to the revenue it obtains from the application of Resolution No. 347/12, the funds derived from the PUREE, or the recognition of CMM values and the offsetting mechanism established by ES Resolution No. 250/13 and subsequent Notes, and/or; (iii) Edenor does not obtain from the Federal Government other mechanism that provides it with financing for cost increases or recognition thereof in addition to those previously mentioned, it is likely that Edenor will have insufficient liquidity and will therefore be obliged to continue implementing, and even deepening, measures similar to those applied until now in order to preserve cash and enhance its liquidity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 42: (Continuation)

Given the fact that the realization of the necessary measures to revert the manifested negative trend depends, among other factors, on the occurrence of certain events that are not under Edenor’s control, such as the requested electricity rate increases, the recognition of higher costs, and/or the granting of new loans (mutuums) and assignments of secured receivables, the Board of Directors has raised a substantial doubt about Edenor’s ability to continue as a going concern in the term of the next fiscal year, being obliged to defer certain payment obligations, as previously mentioned, or unable to meet expectations for salary increases or the increases recorded in third-party costs.

Nevertheless, these financial statements have been prepared in accordance with the accounting principles applicable to a going concern, assuming that Edenor will continue to operate normally. Therefore, they do not include the effects of the adjustments or reclassifications that might result from the outcome of this uncertainty.

Although the subsidiary Edenor represents approximately 51% of the Group's assets and approximately 58% of the Group’s revenue, the Company considers that this substantial doubt regarding its controlled company Edenor does not affect its capacity to continue operating in the ordinary course of business, mainly due to the following reasons: i) There are no cross-default clauses in Edenor or the Company’s indebtedness agreements in case of breach of the commitments arising from such agreements by the former; ii) The Company is not a guarantor of any indebtedness incurred by Edenor; iii) The Company does not depend financially on Edenor, since this subsidiary has not paid dividends or granted significant loans to it as from its acquisition date on 2007; iv) There are and there have been no significant balances or transactions between the Company and Edenor; v) The Company is not contractually obliged to render financial assistance to Edenor; vi) Since it is a public utility licensee, Edenor has certain specific characteristics established in the Concession Agreement.

NOTE 43: TRANSACTIONS WITH NON-CONTROLLING INTERESTS

Sale of a non-controlling interest in EDENOR

During the year 2013, PISA has sold in various market transactions 776,789 Edenor ADRs (equivalent to 15,535,720 shares).

During the year 2014, PISA has sold, through different market transactions, all its Edenor’s ADRs share (973.190 ADRs equivalent to 19.5 million of shares), which represented about 2% of the Company’s equity interest. For these operations, the Company has recorded Ps 61.7 million as additional paid-in capital.

NOTE 44: HYDROCARBON DEVELOPMENT AND EXPLOITATION PROJECTS

As of December 31, 2014, PEPASA is part of the following investment projects:

Investment agreement with YSUR by Anticlinal Campamento and Estación Fernández Oro

On December 1, 2010, PEPASA executed an investment agreement with YSUR for the joint development and exploitation of unconventional gas reservoirs in the Anticlinal Campamento and Estación Fernández Oro areas, located in the Provinces of Neuquén and Río Negro respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 44: (Continuation)

This venture with YSUR has a 700,000 m3/day production target for unconventional natural gas during a term of three years between January 2011 and December 2013. The participation of the Company is 15% of that production.

To maintain the target volume production, it was estimated that the total drilling plan shall be thirty wells, which involved a total investment for PEPASA U$S 20 million.

As of December 31, 2014, the deadline for investment under this agreement has concluded, so PEPASA will receive the proceeds of the 22 drilled wells till the end of the useful life of them and will contribute to the costs associated with the exploitation. The cumulative investment amounts to US$ 17.5 million.

PEPASA will continue commercializing the production extracted from these wells, which is currently marketed by Apache under the Gas Plus Program.

Investment Agreements with Petrobras for “El Mangrullo” Area

Petrobras I

On December 7, 2010, PEPASA executed an investment agreement with Petrobras for the joint development and exploitation of unconventional gas reservoirs in El Mangrullo Area.

This partnership with Petrobras has an unconventional natural gas 400,000 m3/day production target during a term of four years as from August 2011. PEPASA has a 43% interest in this production.

During the year ended December 31, 2014, a new well had entered into production under the agreement. In this way amounted to five wells drilled under this agreement, which allowed to achieve to the target volume production since March 2012. Accumulated investments reached US$ 20.6 million.

The produced hydrocarbons are separately commercialized by each of the partners. PEPASA has entered into a Gas Supply Agreement with EGSSA which is under the Gas Plus Program, and all its production is commercialized for a price of US$ 5.20/MMBTU.

PEPASA estimates it will not be necessary to drill any new wells to maintain the target production.

Petrobras II

On February 7, 2013, PEPASA entered into a new investment agreement with Petrobras for El Mangrullo Area pursuant to conditions similar to that of the previous agreement.

This new partnership with Petrobras seeks to reach an unconventional natural gas production of 400,000 m3/day during a term of four years. PEPASA has an interest in 43% of the production.

In order to maintain a target production it has been estimated that the total drilling plan will consist of nine wells, which would entail a total investment of approximately US$ 33 million for PEPASA.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 44: (Continuation)

During the year ended December 31, 2014, a new well had entered into production. In this way amounted to four wells drilled under this agreement, which allowed to achieve the target volume production since July 2013. Accumulated investments reached US$ 22 million.

The produced hydrocarbons are commercialized by each of the partners. PEPASA has entered a Gas Supply Agreement with CTLL under the Gas Plus Program, and all its production is commercialized for a price of US$ 5.20/MMBTU.

With the purpose of keeping the Agreement’s target production, the drilling of two new wells is foreseen for the first semester of 2015, with an estimated US$ 6.4 million investment by PEPASA.

Investment Agreement Senillosa Area

On September 14, 2010, PEPASA accepted an offering to assign from Rovella Carranza SA for the provision of the service jointly for the exploration, development and production of hydrocarbons in the exploration area "Senillosa". The agreement will allow PEPASA get 50% share of hydrocarbon production. PEPASA committed investments amounting to U$S 3.3 million.

As of December 31, 2014, PEPASA performed investments accumulated for U$S 12.5 million, including:

(i)         Analysis of the area through the study of 3D seismic and geochemistry.

(ii)       Nine drilling exploratory wells, of which two were discoverers of gas, four had manifestations of hydrocarbons and three were found to be sterile.

If produce hydrocarbons, PEPASA will be entitled to recover U$S 3 million corresponding to investments made for and on behalf of the other partners.

Having fulfilled all investment commitments, G&P, as a licensee of the area, and PEPASA, are negotiating with the provincial authorities, split extension area at:

(i)         Lot explotation for the two gas discovery wells;

(ii)        Lot under evaluation until July 14, 2016 for the four wells with manifestation of hydrocarbons.

(iii)      Reversing the remaining area to the Provincial State including three sterile wells.

As of December 31, 2014 and 2013, according to estimates made by the Management of PEPASA, that company recognized an impairment of $ 12.6 and $ 3.5 million, respectively, in Other operating expenses of the Statement of Comprehensive Income.

Furthermore, PEPASA has started work on the construction and assembly of a gas conditioning plant and a pipeline to its link with the transport system with the aim of putting into production of productive wells, expected in the short term. The commercialization of production will be made by industrial customers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 44: (Continuation)

Investment Agreement El Caracol North Area

On May 19, 2011, PEPASA entered into another agreement with GyP and Rovella Energía S.A. for the joint performance of the hydrocarbon exploitation, development and production service of the “El Caracol Norte” exploitation area. This agreement will allow PEPASA to obtain a 60% interest in the area’s hydrocarbon production. Investments committed by PEPASA amount to US$ 3.7 million.

As for December 31, 2014, PEPASA analyzed 3D seismic and two hydraulic fractures were made in the PA x – 3 well. As a result of these works, the well showed hydrocarbon manifestations, but, according to estimates made by the Management of PEPASA, such Company recognized an impairment of $ 9.2 million in other operating expenses of the Statement of Comprehensive Income.

Investment Agreement with YPF for the “Rincón del Mangrullo” Area

On November 6, 2013, PEPASA entered into an investment agreement with YPF S.A. in the amount of US$ 151.5 million in consideration of a 50% interest in the production of hydrocarbons in the Rincón del Mangrullo area which consists of the total undivided rights and obligations associated with the production of hydrocarbons in the Area, with the exception of certain existing wells that had been previously drilled by YPF and certain new YPF’s wells which will be drilled and funded exclusively by this company.

The Investment Agreement consists of two investment phases:

a) First Phase

PEPASA undertook to invest:

•         US$ 80 million in the drilling, completion and entry into production of 17 wells to be made in the Area’s Western zone, with the exception of 2 wells which will be drilled in the Area’s South West,

•         U$S 1,5 millon for the perfomance of aproximately 40 km2 of 3D seismic.

Furthermore, YPF undertook to invest:

•         in the drilling, conclusion and entry into production of 17 additional wells exclusive of YPF; and

•         in the construction of a gas treatment and conditioning plant, as well as in a gas pipeline with an approximate length of 55 km, which will allow connecting the Area to the gas trunkline system.

As of December 31, 2014, 17 wells had been drilled during the first phase of the investment agreed between PEPASA and YPF, out of which 14 are already in production. Furthermore, YPF completed the treatment plant and gas conditioning and connection to the trunk pipeline, pending the completion of 3D seismic.

Investments made by PEPASA amount to U$S 64.2 million, out of which U$S 53.6 million have been canceled at that time.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 44: (Continuation)

The production covered by the agreement reached approximately 450,000 m3/day by the end of the year, and was commercialized pursuant to new gas supply agreements entered into with different clients at a price of US$ 4.5 USD/MMBTU.

b) Secon Phase

After the conclusion of the first phase, PEPASA may opt to continue investing up to US$ 70 million in the drilling of 15 wells in any zone within the Area.

In case PEPASA decides not to continue with the second phase, YPF may not make any claims against it, and the parties will keep their own rights and obligations stipulated in the Investment Agreement, including PEPASA’s right over the hydrocarbons produced by the wells drilled by it during the first phase. The agreement provides that if PEPASA decides not to incur costs and investments in new wells, it will automatically lose all its rights on the facilities built during the first phase, which will be incorporated into the concession, without PEPASA being entitled to any claims to YPF. At the date of these financial statements, PEPASA has not made any expenditure relating to facilities. The second investment phase also has a 12-month execution term.

After the conclusion of both investment phases, all subsequent investments will be made according their respective percentages of interests.

Expenses

PEPASA pays a fee for hydrocarbon production and evacuation expenses. Additionally, unless the Investment Agreement provides otherwise, all royalties, canons and surface rentals will be borne proportionately to their respective interests in the joint operation.

Area 3

PEPASA may drill two wells during each investment phase and two more once compulsory investments have been completed. Until it has recovered its whole investment, the Company will be entitled to 75% of the hydrocarbons of these wells. Afterwards, the production will be divided according to each partner’s interest.

NOTE 45: PEPASA’S CAPITAL STOCK INCREASE

On November 6, 2013, PEPASA called for an Extraordinary General Meeting of Shareholders, so as to discuss a capital stock increase of up to 59.7 million of new common shares in book-entry form with a face value of $ 1 each and each granting the right to one vote, to be publicly offered for subscription in Argentina in order to consolidate its financial condition to facilitate access to the financial markets and perform the investments foreseen by PEPASA pursuant to the business plan for the exploration and exploitation of hydrocarbons.

The Company’s Board of Directors has resolved to assign its preemptive rights for PEPASA’s capital stock increase to all the Company’s shareholders registered with Caja de Valores S.A. as at October 15, 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 45: (Continuation)

On November 6, PEPASA’s Extraordinary General Meeting of Shareholders approved the above-mentioned capital stock increase and the public offering within the country of the shares to be issued pursuant thereto, as well as the request for authorization of the corresponding public offering before the CNV and BCBA.

On January 8, 2014, the Company shareholders subscribed 17.8 million new shares in the exercise of their preemptive rights and 41.9 million new shares in the exercise of their accretion rights. Therefore, as all the new shares have been placed, PEPASA has not offered new shares to the investing public. Ownership of the Company was reduced to 50%.

On January 13, 2014, the new shares were actually paid in for a total amount of $ 100 million.

During the months of September and October, the Company sold 312,289 PEPASA shares, thus reducing its interest in this Company to 49.74%. However, the necessary conditions to keep PEPASA’s control are met.

NOTE 46: COMPENSATION AGREEMENTS

Annual Variable Compensation (the “EBDA Compensation”):

During the month of May, 2014, some Officers waived their right to collect the EBDA Compensation for fiscal year 2013 in the amount of $ 6.2 million. Consequently, PEPASA recorded this amount as income under “Other operating income” in the Statement of Comprehensive Income.

As of December 31, 2014, PEPASA disclosed $ 11 million results for the EBDA Compensation cost against other liabilities

Company Value Sharing (the “Company-Value Compensation”)

On November 6, 2013, PEPASA’s Extraordinary General Meeting of Shareholders resolved to approve a variable and contingent compensation to certain officers equivalent to 7% of the capital stock after the Company’s capital stock increase, valued based on the difference between the share’s market value at the time of exercising the right and a given value of US$ 0.1735 per share determined at the exact moment of the capital stock ncrease.

On January 13, 2014, the capital stock increase was carried out and the rights granted to Officers to receive the Company-Value Compensation became effective.

The variable remuneration may be required by officers as follows:

1)            25% as from June 2015

2)            7.14% as from December 2015

3)            32.15% as from June 2016

4)            35.71% as from June 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 46: (Continuation)

The given right may be monetized at any time from the date of effective enforcement until November 15, 2020 (by 5%) and 11 January 2021 (for the remaining 2%) over 7% of the share capital calculated according to what was detailed in the first paragraph of the note.

The fair value of the Option has been measured according to the Black-Scholes valuation model. The main variables considered in such model are the following:

1)            54.3% volatility based on the volatility of the shares of other comparable companies;

2)            2.6% risk-free U.S. dollars interest rate;

As of September 30, 2014, PEPASA has recognized this compensation’s in profit or loss (with a credit under “Other Liabilities”) on amount of $ 50.5 million, considering a share market value of $ 15.25.

NOTA 47: WORKS OF DISTRIBUTION

a.     FOTAE

Due to the constant increase recorded in the demand for electricity as a result of the economic recovery, the ES, through Resolution No. 1875 dated December 5, 2005, established that the interconnection works through an underground power cable at two hundred and twenty kilovolts (220 kV) between Costanera and Puerto Nuevo Transformer Stations with Malaver Transformer Station were necessary. These works require not only the execution of expansion works but also new layout-designs of the high-voltage subsystems of Edenor and Edesur’s networks.  In addition, it established that a fraction of the electricity rate increase granted to distribution companies by ENRE Resolution No. 51/07 (as mentioned in Note, would be used to finance up to 30% of the total execution cost of these works, with the remaining 70% of the total cost of the works being absorbed by the WEM’s demand. Fund inflows and outflows relating to the aforementioned expansion works are managed by the Works Trust Fund ES Resolution No. 1/03, which will act as the link among CAMMESA, the Contracting Distribution Companies and the companies that would have been awarded the contracts for the provision of engineering services, supplies and main pieces of equipment as well as those for the execution of the works and provision of minor supplies.

The amount transferred to CAMMESA by Edenor as from the commencement date of the project, through contributions in cash, supplies and services totaled $ 45.8 million.

In accordance with the agreements entered into on August 16, 2007 by and between Edenor and the ES and on December 18, 2008 by and between Edenor and Banco de Inversión y Comercio Exterior, in its capacity as Trustee of the Trust for the Management of FOTAE, Edenor is responsible for the development of all the stages of the project, regardless of the oversight tasks to be performed by the Works Commission ES Resolution No. 1/03. The agreement stipulates that Edenor will be in charge of the operation and the planned and reactive maintenance of the facilities comprising the expansion works, being entitled to receive as remuneration for the tasks and obligations undertaken 2% of the cost of major equipment and 3% of all the costs necessary for the carrying out of civil engineering and electromechanical assembly works relating to the MALAVER-COLEGIALES and MALAVER-COSTANERA electrical transmission lines, the expansion of Malaver Substation and the remaining expansion works of Puerto Nuevo Substation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 47: (Continuation)

The works were developed in different stages, and Edenor complied with its responsibility with regard to the development of each of them, as well as with the operation and the planned and reactive maintenance of the facilities comprising the expansion works. The final conclusion of the works occurred in fiscal year 2014.

Furthermore, subsequent to year-end, CAMMESA not only informed Edenor of the amounts disbursed by the BICE and CAMMESA for the execution of the aforementioned works, but also requested that Edenor carry out the pertinent actions to comply with the provisions of Resolution No. 1875/05. Consequently, at the date of issuance of these financial statements, Edenor has begun to carry out actions aimed at coordinating and reaching agreement, with the different parties involved, on the steps to be followed to have this process finalized. This will make possible to subsequently define Edenor’s real situation in relation to the obligations that have been imposed to it by mentioned resolution.

As of December 31, 2014, Edenor recognized as facilities in service in the Property, plant and equipment account its participation in the works for an estimated value of $ 141.8 million, including financial charges, $ 105.6 million of which have not yet been contributed, a debt which is disclosed in the Other payables account of non-current liabilities.

b.     Construction works - San Miguel and San Martín Transformer Centers

Edenor carried out construction works of a 7.3 km-long electrical transmission line consisting of four 13.2 kV lines in trefoil formation to link Rotonda Substation with San Miguel Transformer Center, owned by ENARSA, necessary for the provision of electric power generation services; and a 6.2 km-long electrical transmission line consisting of a 13.2 kV line in trefoil formation to link Rotonda Substation with San Martín Transformer Center, owned by ENARSA.

The works were carried out by Edenor with the contributions made by ENARSA. Negotiations are currently being held concerning the modality and conditions under which the ownership of the works will be assigned to Edenor with the signing of the respective agreements. As of December 31, 2014, Edenor continues to recognize liabilities for this concept in the Deferred revenue account. The recordings made until now and described in this note will be adjusted based on the previously mentioned definitions.

c.  Electric works arrangement - Agreement for the supply of electric power to Mitre and Sarmiento railway lines

In September 2013, Edenor and the Interior and Transport Ministry entered into a supply and financial contribution arrangement pursuant to which the Federal Government will finance the necessary electric works aimed at adequately meeting the greater power requirements of the Mitre and Sarmiento railway lines.

The total cost of the works amounts to $ 114.3 million. The Federal Government will bear the costs of the so called “exclusive facilities”, which amount to $ 59.9 million, whereas the costs of the remaining works will be financed by the Federal Government and reimbursed by Edenor.

The financed amount of $ 54.4 million will be reimbursed by Edenor in seventy-two monthly and consecutive installments, as from the first month immediately following the date on which the Works are authorized and brought into service.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 47: (Continuation)

During the fiscal year being reported, Edenor received disbursements for $ 79.2 million, relating to installments 1 through 4, in addition to the advance payment collected in fiscal year 2013 for $ 20 million. As of December 31, 2014, the Company recorded $ 52 million as Non-current deferred revenue and $ 47.2 million as Non-current trade payables – Customer contributions.

NOTE 48: WORKING CAPITAL DEFICIT

As of December 31, 2014 the working capital of the company was negative, amounting to $2,042.2 million. This deficit has been generated in the Distribution segment, mainly through its indirect subsidiary Edenor, as a result of its current economic and financial situation, which is detailed in Note 42. This deficit has been partially offset with the remaining segments, which have a positive working capital.

NOTE 49: NEW CONTRACT FOR THE MAINTENANCE OF LMS TG-100

During the month of August 2014, CTG entered into a new maintenance agreement with GE for its LMS 100 unit.

As distinguished from the previous contract, which was based on pre-stablished maintenance and exchange of  components (for example, at 25,000 and 50,000 hours of operation for certain components), this new agreement consists of periodical inspections and pieces repairs or exchanges, which will be programmed and executed based on their condition in order to guarantee the proper functioning and availability of the unit and to decrease the risk associated with long outages. The new agreement will be effective until the unit reaches 100,000 accumulated hours of operation.

Furthermore, the maintenance contracts entered into with GE have been early terminated, thus extinguishing any pending performance between the parties. Therefore, CTG has recorded a loss in the amount of $ 11.4 million resulting from the write-off of the receivables associated with these contracts, which are disclosed under “Other operating expenses” in the Statement of Comprehensive Income.

NOTE 50: DOCUMENTATION KEEPING

On August 14, 2014, the National Securities Commission issued General Resolution No. 629, which introduces modifications to the provisions applicable to the keeping and conservation of corporate and accounting books and commercial documentation. To such effect, the Company and its subsidiaries Edenor, CTG, CTLL, EASA and PEPASA have sent non-sensitive work papers and information corresponding to the periods not covered by the statute of limitations for their keeping in the Iron Mountain Argentina S.A.’s data warehouses located at the following addresses:

-          Azara 1245 –C.A.B.A.

-          Don Pedro de Mendoza 2163 –C.A.B.A.

-          Amancio Alcorta 2482 C.A.B.A.

-          San Miguel de Tucumán 601, Carlos Spegazzini, Municipality of Ezeiza, Province of Buenos Aires.

On February 5, 2014, Iron Mountain S.A.’s warehouse located at Azara 1245 suffered a publicly known accident.

However, according to an internal study conducted by the Company and timely reported to the National Securities Commission on February 12, 2014, approximately 15% of the documentation which the Company, CTG, CTLL, EASA and PEPASA have deposited with Iron Mountain S.A. may be located at the warehouse where the incident took place.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 50: (Continuation)

On February 18, 2014, Edenor informed the National Securities Commission that the accident may have affected between 20% and 30% of all the documentation sent to Iron Mountain S.A. for its custody.

As at the issuance of these financial statements, the Company has been informed that according to Iron Mountain’s records, the boxes are probably located in the areas where the incident took place, although they aren’t able to provide more detailed information until they are granted access to the facilities.

A list of the documentation delivered for keeping, as well as the documentation provided for in Section 5.a.3) Article I, Chapter V, Title II of the PROVISIONS (2013 regulatory provisions and amending rules), is available at the Company headquarters.

NOTE 51: UPDATE WORK OF TECHNOLOGY 2015-2016 CPB

During the September-December 2015 and March-June 2016 periods, CPB expects to conduct major maintenance works of generating units TV29 and TV30, respectively.

The work plan includes the following tasks:

(i)        Review of the whole main and ancillary equipment.

(ii)      Repair, adjustment and replacement of spare parts.

(iii)     Evaluation of possible component replacements (purchase of spare parts).

The correct execution of this task will allow for greater availability and the proper safeguarding of generating units.

Below is a detailed description of the main hirings made:

Project	Scope	Status	Contractor
Boiler	Overhaul, upgrade and refurbishment. Spare parts and services	Launched (Kick off meeting)	ALSTOM
Control System	Overhaul, upgrade and refurbishment of power, protections and boiler control systems (BMS, exciter, protection relays, turbine control systems, others)	Launched (Kick off meeting)	ABB
Turbine & Generator	Turbine and generators overhaul, upgrade and refurbishment. Spare parts.	Purchased	SERVICE SKLAD
Ancillary	Water pumps, valves, batteries, motors and switches fans. Parts, Installation and Maintenance Services.	Purchased / Awarded	DIVERS

At these financial statements’ issuance date, the amounts committed under the executed agreements amount to US$ 53 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTA 52: SUBSEQUENT EVENTS

VCP and ONs of PEPASA issuance

On February 26, 2015, PEPASA issued the following financings:

-        VCP Serie 11: for a nominal value of $ 89.9 million at the fixed rate of 28% and finally maturing on 12 months  from the date of issue. Interest will be payable quarterly.

-        Corporate bonds Class 4: for a nominal value of $ 51 million, at the fixed rate of  27.48% during the first 9 months and at the Private Badlar rate plus 5% during the nine months remaining. finally maturing on August 26, 2016 and interest will be payable quarterly.

-        Corporate bonds Class 5: for a nominal value of de U$S 18.6 million converted to an initial exchange rate of $ 8.7008, at the fixed rate of 5% and finally maturing on November 26, 2016. Interest will be payable quarterly.

Exceptional recognition not regarded as a salary item of Edenor

On January 13, 2015, the Labor and Social Security Ministry issued Resolution No. 47/15 pursuant to which Edenor is instructed to pay, on a one-time and extraordinary basis, to its employees who are represented by the Sindicato de Luz y Fuerza an amount not regarded as a salary item (i.e. included in the salary but not subject to social security charges nor considered for the payment of the mid and year-end bonus) of $ 8,000 that Edenor paid in two payments of $ 4,000 made on January 20 and February 20, 2015, respectively.

Moreover, it was the Management’s decision to extend this measure to all Edenor employees.

Issuance of Corporate Bonds of CTG

Under the Simple Corporate Bonds Program (that is, corporate bonds non-convertible into shares) for up to US$ 50 million (or its equivalent in other currencies) on March 6, 2015 CTG issued Class 6 Corporate Bonds for a face value of $ 91,025,000 maturing within a term of 18 months and accruing interest at a 28% annual nominal fixed rate during the first six months and at the Private Badlar rate plus a 500 basis points spread during the remaining twelve months. Interest will be payable on a quarterly basis and funds will be allocated in full to the refinancing of liabilities.

Report of Independent Auditors

To the Board of Directors, President and Shareholders of

Pampa Energía S.A.

Legal address: Ortiz de Ocampo 3302, Building 4

Autonomous City of Buenos Aires

Tax Code No. 30-52655265-9

Report on financial statements

We have audited the accompanying financial statements of Pampa Energía S.A. and its subsidiaries (hereinafter, “PESA” or “The Company”), including the consolidated statement of financial position as of December 31, 2014, the related consolidated statements of comprehensive income, of changes in equity and of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

The amounts and other information related to fiscal year 2013 are an integral part of the audited financial statements mentioned above and therefore should be considered in relation to those financial statements.

Directors´ responsibility

Company´s Board of Directors is responsible for the preparation and reasonable presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as the applicable accounting framework, and incorporated by the National Securities Commission (CNV) to its regulations, as they were approved by the International Accounting Standards Board (IASB). Company´s Board of Directors is also responsible for the existence of internal control that it deems necessary to enable the preparation of consolidated financial statements free of material misstatement due to errors or irregularities. Our responsibility is to express an opinion on these consolidated financial statements based on our audit with the scope detailed in paragraph "Auditors´ Responsibility”.

Auditors´ responsibility

Our responsibility is to express an opinion on the accompanying consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing (ISAs). These standards were adopted as auditing standards in Argentina by Technical Pronouncement No. 32 of FACPCE as were approved by the International Auditing and Assurance Standards Board (IAASB) and require that we comply with ethics requirements, as well as plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and other information disclosed in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risk of material misstatement in the consolidated financial statements due to fraud or error. In making this risk assessment, the auditor should take into account the internal control relevant to the preparation and fair presentation of the Company's consolidated financial statements in order to design audit procedures that are appropriate, depending on the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company´s internal control. An audit also includes evaluating the appropriateness of accounting policies applied, the reasonableness of significant estimates made by Company´s management and presentation of the consolidated financial statements as a whole.

We believe that the evidence we have obtained provides a sufficient and appropriate basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to in the first paragraph of this report present fairly, in all material aspects, the consolidated financial position of PESA and its subsidiaries as of December 31, 2014, its consolidates comprehensive income and consolidated cash flows for the year then ended, in accordance with International Financial Reporting Standards.

Report on compliance with current regulations

In compliance with regulations in force, we report that:

a)            the consolidated financial statements of PESA are pending to be transcribed into the “Inventory and Balance Sheet” book and, as regards to those matters that are within our competence, are in compliance with the provisions of the Corporations Law and pertinent resolutions of the National Securities Commission;

b)           the separate financial statements of PESA, except for what it is mentioned in a) above, derive from accounting records kept in all formal aspects in accordance with legal regulations, which maintain the security and integrity conditions on the basis on which they were authorized by the National Securities Commission;

c)            we have read the summary of activity, on which, as regards those matters that are within our competence, we have no observations to make;

d)           as of December 31, 2014 there were no liabilities accrued in favor of the Argentine Integrated Social Security System according to the Company’s accounting records;

e)                 as required by Article 21, subsection e), Chapter III, Section VI, Title II of the regulations of the National Securities Commission, we report that total fees for audit and related services billed to the Company during the fiscal year ended December 31, 2014 account for:

e.1)         99.6% of the total fees for services billed to the Company for all items during the year;

e.2)        34.5% of the total fees for services for audit and related services billed to the Company, its parent companies, subsidiaries and related companies during that year;

e.3)        30.3% of the total fees for services billed to the Company, its parent companies, subsidiaries and related companies for all items during that year;

f)             we have applied the anti-money laundering and anti-terrorist financing procedures foreseen in the professional standards issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires.

Autonomous City of Buenos Aires, March 10, 2015.

/s/ PRICE WATERHOUSE & CO. S.R.L.

Andrés Suarez (Partner)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 7, 2015

Pampa Energía S.A.

By:	/s/ Ricardo Torres
Name: Ricardo Torres Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.